       Filed with the Securities and Exchange Commission on April 1, 2011
                           Registration No. 333-170468
                      Investment Company Act No. 811-07975

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       And

                             REGISTRATION STATEMENT
                                      UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 114

                    PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM
                            VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                                 (973) 802-7333
    (Address and telephone number of depositor's principal executive offices)

                                JOSEPH D. EMANUEL
                               CHIEF LEGAL OFFICER

                 PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
                 One Corporate Drive, Shelton, Connecticut 06484
                                 (203) 944-7504
               (Name and Address of Agent for Service of Process)

                                    COPY TO:

                          C. CHRISTOPHER SPRAGUE, ESQ.
                      VICE PRESIDENT AND CORPORATE COUNSEL
         751 Broad Street, Newark, New Jersey 07102-2917 (973) 802-6997

Approximate Date of Proposed Sale to the Public: as soon as possible after the registration statement is declared effective.

Title of Securities Being Registered: Units of interest in Separate Accounts under variable annuity contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

                                      PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                                                  A Prudential Financial Company
                                         751 Broad Street, Newark, NJ 07102-3777

PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY

FLEXIBLE PREMIUM DEFERRED ANNUITY

PROSPECTUS: MAY 1, 2011

This prospectus describes a flexible premium deferred annuity contract ("Annuity") offered by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", "we", "our", or "us"). The Annuity has features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. Financial Professionals may be compensated for the sale of the Annuity. Selling broker-dealer firms through which the Annuity is sold may decline to recommend to their customers certain of the optional features and Investment Options offered generally under the Annuity or may impose restrictions (e.g., a lower maximum issue age and/or optional benefits). Please speak to your Financial Professional for further details. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.

THE SUB-ACCOUNTS
The Pruco Life of New Jersey Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life of New Jersey, and is the investment vehicle in which your Purchase Payments invested in the Sub-accounts are held. Each Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account invests in an underlying mutual fund - see the following page for a complete list of the Sub-accounts. Currently, portfolios of Advanced Series Trust and Franklin Templeton Variable Insurance Products Trust are being offered.

PLEASE READ THIS PROSPECTUS
THIS PROSPECTUS SETS FORTH INFORMATION ABOUT THE ANNUITY THAT YOU OUGHT TO KNOW BEFORE INVESTING. PLEASE READ THIS PROSPECTUS AND THE CURRENT PROSPECTUS FOR THE UNDERLYING MUTUAL FUNDS. KEEP THEM FOR FUTURE REFERENCE. If you are purchasing the Annuity as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that this Annuity is subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need. Please note that if you are investing in this Annuity through a tax-advantaged retirement plan (such as an Individual Retirement Account or 401(k) plan), you will get no additional tax advantage through the Annuity itself.

AVAILABLE INFORMATION
We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus - see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the U.S. Securities and Exchange Commission (SEC) regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC. Please see the section of this prospectus entitled "How To Contact Us" for details regarding our addresses.

THIS ANNUITY IS NOT A DEPOSIT OR OBLIGATION OF, OR ISSUED, GUARANTEED OR ENDORSED BY, ANY BANK, IS NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. AN INVESTMENT IN AN ANNUITY INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF VALUE, EVEN WITH RESPECT TO AMOUNTS ALLOCATED TO THE AST MONEY MARKET SUB-ACCOUNT.

--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE/SM/ OR(R) SYMBOLS.

--------------------------------------------------------------------------------
      FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT
                       HTTP://WWW.PRUDENTIALANNUITIES.COM

Prospectus dated: May 1, 2011
Statement of Additional Information dated: May 1, 2011

PLEASE SEE OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE STATEMENTS ATTACHED TO THE
                         BACK COVER OF THIS PROSPECTUS.

                           VARIABLE INVESTMENT OPTIONS


  EACH INVESTMENT OPTION LISTED BELOW, SUBJECT TO CERTAIN RESTRICTIONS, MAY BE ELECTED WITH HIGHEST DAILY LIFETIME INCOME AND SPOUSAL HIGHEST DAILY LIFETIME
INCOME (OR IF YOU DO NOT ELECT EITHER BENEFIT), EXCEPT THE AST INVESTMENT GRADE
   BOND PORTFOLIO, WHICH IS NOT AVAILABLE FOR ALLOCATION OF PURCHASE PAYMENTS


ADVANCED SERIES TRUST
AST Academic Strategies Asset Allocation Portfolio
AST Advanced Strategies Portfolio
AST AllianceBernstein Core Value Portfolio
AST American Century Income & Growth Portfolio
AST Balanced Asset Allocation Portfolio
AST BlackRock Value Portfolio
AST BlackRock Global Strategies Portfolio
AST Capital Growth Asset Allocation Portfolio
AST CLS Growth Asset Allocation Portfolio
AST CLS Moderate Asset Allocation Portfolio
AST Cohen & Steers Realty Portfolio
AST Federated Aggressive Growth Portfolio
AST FI Pyramis(R) Asset Allocation Portfolio
AST First Trust Balanced Target Portfolio
AST First Trust Capital Appreciation Target Portfolio
AST Global Real Estate Portfolio
AST Goldman Sachs Concentrated Growth Portfolio
AST Goldman Sachs Large-Cap Value Portfolio
AST Goldman Sachs Mid-Cap Growth Portfolio
AST Goldman Sachs Small-Cap Value Portfolio
AST High Yield Portfolio
AST Horizon Growth Asset Allocation Portfolio
AST Horizon Moderate Asset Allocation Portfolio
AST International Growth Portfolio
AST International Value Portfolio
AST Investment Grade Bond Portfolio
AST Jennison Large-Cap Growth Portfolio
AST Jennison Large-Cap Value Portfolio
AST JPMorgan International Equity Portfolio
AST J.P. Morgan Strategic Opportunities Portfolio
AST Large-Cap Value Portfolio
AST Lord Abbett Core Fixed Income Portfolio
AST Marsico Capital Growth Portfolio
AST MFS Global Equity Portfolio
AST MFS Growth Portfolio
AST Mid-Cap Value Portfolio
AST Money Market Portfolio
AST Neuberger Berman/LSV Mid-Cap Value Portfolio
AST Neuberger Berman Mid-Cap Growth Portfolio
AST Parametric Emerging Markets Equity Portfolio
AST PIMCO Limited Maturity Bond Portfolio
AST PIMCO Total Return Bond Portfolio
AST Preservation Asset Allocation Portfolio
AST QMA US Equity Alpha Portfolio
AST Schroders Multi-Asset World Strategies Portfolio
AST Small-Cap Growth Portfolio
AST Small-Cap Value Portfolio
AST T. Rowe Price Asset Allocation Portfolio
AST T. Rowe Price Global Bond Portfolio
AST T. Rowe Price Large-Cap Growth Portfolio
AST T. Rowe Price Natural Resources Portfolio
AST Wellington Management Hedged Equity Portfolio
AST Western Asset Core Plus Bond Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 Franklin Templeton VIP Founding Funds Allocation Fund


                                    CONTENTS
GLOSSARY OF TERMS...............................................................1
SUMMARY OF CONTRACT FEES AND CHARGES............................................3
EXPENSE EXAMPLES................................................................11
SUMMARY.........................................................................13
INVESTMENT OPTIONS..............................................................14
 VARIABLE INVESTMENT OPTIONS....................................................15
FEES, CHARGES AND DEDUCTIONS....................................................30
ANNUITY PAYMENT OPTION CHARGES..................................................34
 EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES......................................34
PURCHASING YOUR ANNUITY.........................................................35
 REQUIREMENTS FOR PURCHASING THE ANNUITY........................................35
 DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY...............................36
 RIGHT TO CANCEL................................................................36
 SCHEDULED PAYMENTS DIRECTLY FROM A BANK ACCOUNT................................36
 SALARY REDUCTION PROGRAMS......................................................37
MANAGING YOUR ANNUITY...........................................................38
 CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS........................38
MANAGING YOUR ACCOUNT VALUE.....................................................39
 DOLLAR COST AVERAGING PROGRAMS.................................................39
 AUTOMATIC REBALANCING PROGRAMS.................................................39
 FINANCIAL  PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS.........39
 RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS...........................39
ACCESS TO ACCOUNT VALUE.........................................................42
 TYPES OF DISTRIBUTIONS AVAILABLE TO YOU........................................42
 TAX IMPLICATIONS FOR DISTRIBUTIONS.............................................42
 FREE WITHDRAWAL AMOUNTS........................................................42
 SYSTEMATIC WITHDRAWALS  DURING THE ACCUMULATION PERIOD.........................43
 SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE.43
 REQUIRED MINIMUM DISTRIBUTIONS.................................................43
SURRENDERS......................................................................45
 SURRENDER VALUE................................................................45
 MEDICALLY-RELATED SURRENDERS...................................................45
ANNUITY OPTIONS.................................................................46
LIVING BENEFITS.................................................................48
 HIGHEST DAILY LIFETIME(R)INCOME BENEFIT .......................................50
SPOUSAL HIGHEST DAILY LIFETIME(R)INCOME BENEFIT ................................61
 DEATH BENEFIT..................................................................69
 TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT......................................69
EXCEPTIONS TO AMOUNT OF DEATH BENEFIT...........................................70
 DEATH BENEFIT AMOUNT...........................................................70
SPOUSAL CONTINUATION OF ANNUITY.................................................71
 PAYMENT OF DEATH BENEFIT.......................................................71
BENEFICIARY CONTINUATION OPTION.................................................72
VALUING YOUR INVESTMENT.........................................................73
 VALUING THE SUB-ACCOUNTS.......................................................73
 PROCESSING AND VALUING TRANSACTIONS............................................74
TAX CONSIDERATIONS..............................................................76
OTHER INFORMATION...............................................................86
 PRUCO LIFE OF NEW JERSEY AND THE SEPARATE ACCOUNT..............................86

 LEGAL STRUCTURE OF THE UNDERLYING FUNDS........................................88
 DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY..................89
 FINANCIAL STATEMENTS...........................................................93
 INDEMNIFICATION................................................................93
 LEGAL PROCEEDINGS..............................................................93
 CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION............................95
HOW TO CONTACT US...............................................................95
APPENDIX A - ACCUMULATION UNIT VALUES...........................................A-1
APPENDIX B - FORMULA FOR HIGHEST DAILY LIFETIME INCOME BENEFIT AND SPOUSAL
HIGHEST DAILY LIFETIME INCOME BENEFIT...........................................B-1
APPENDIX C -HYPOTHETICAL EXAMPLES OF OPERATION OF PREMIUM BASED CHARGE AND
CONTINGENT DEFERRED SALES CHARGE ...............................................C-1

                               GLOSSARY OF TERMS

We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.

ACCOUNT VALUE: The total value of all allocations to the Sub-accounts . The Account Value is determined separately for each Sub-account, and then totaled to determine the Account Value for your entire Annuity.

ACCUMULATION PERIOD: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

ANNUITANT: The natural person upon whose life annuity payments payable to the Owner are based.

ANNUITIZATION: Annuitization is the process by which you "annuitize" your Account Value. When you annuitize, we apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner.

ANNUITY DATE: The date on which we apply your Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the "Latest Annuity Date."

ANNUITY YEAR: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

BENEFICIARY(IES): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of the Annuity.

CODE: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

CONTINGENT DEFERRED SALES CHARGE (CDSC): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a "contingent" charge because it is imposed only if you surrender or take a withdrawal from your Annuity. The charge is a percentage of each applicable Purchase Payment that is being surrendered or withdrawn.

DUE PROOF OF DEATH: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

FREE LOOK: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary. In addition, there is a different Free Look period that applies if your Annuity is held within an IRA. In your Annuity contract, your Free Look right is referred to as your "Right to Cancel."

GOOD ORDER: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

INVESTMENT OPTION: A Sub-account available as of any given time to which Account Value may be allocated.

ISSUE DATE: The effective date of your Annuity.

KEY LIFE: Under the Beneficiary Continuation Option, the person whose life expectancy is used to determine the required distributions.

OWNER: The Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.

PAYOUT PERIOD: The period starting on the Annuity Date and during which annuity payments are made.

PREMIUM BASED CHARGE: A charge that is deducted on each Quarterly Annuity Anniversary from your Account Value, during the first seven years after each Purchase Payment is made.

PURCHASE PAYMENT: A cash consideration (a "premium") in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.

QUARTERLY ANNUITY ANNIVERSARY: Each successive three-month anniversary of the Issue Date of the Annuity.

SERVICE OFFICE: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address. Please see the cover page of the Annuity contract for the Service Office address.

SEPARATE ACCOUNT: Referred to as the "Variable Separate Account" in your Annuity, this is the variable Separate Account(s) shown in the Annuity.

SUB-ACCOUNT: A division of the Separate Account.

SURRENDER VALUE: The Account Value less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

UNIT: A share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

VALUATION DAY: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

WE, US, OUR: Pruco Life Insurance Company of New Jersey.

YOU, YOUR: The Owner(s) shown in the Annuity.

                      SUMMARY OF CONTRACT FEES AND CHARGES


The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Annuity. The first table describes the fees and expenses that you will pay at the time you surrender the Annuity, take a partial withdrawal, or transfer Account Value between the Investment Options.


                       ANNUITY OWNER TRANSACTION EXPENSES

CONTINGENT DEFERRED SALES CHARGE/1/


The Contingent Deferred Sales Charge ("CDSC" ) for each Purchase Payment is a percentage of the Purchase Payment being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC. The charge decreases as the Purchase Payment ages. The schedule of CDSCs applicable to a Purchase Payment is based on the total of all Purchase Payments allocated to the Annuity, including the full amount of the "new" Purchase Payment, when the Purchase Payment is allocated. That is, to determine which CDSC tier a given Purchase Payment being made currently (i.e., a "new" Purchase Payment) is assigned, we add that Purchase Payment amount to the sum of all prior Purchase Payments. Purchase Payments are not reduced by partial withdrawals for purposes of determining the applicable schedule of CDSCs. Thus, to determine which CDSC tier a given Purchase Payment being made currently is assigned, we consider only the sum of Purchase Payments and do not reduce that sum by the amount of any withdrawal. The combination of CDSC assessed and Premium Based Charge (see below) deducted with respect to any Purchase Payment will never be greater than 9%, as stipulated by Rule 6c-8 under the Investment Company Act of 1940. Purchase Payments are withdrawn on a "first-in, first-out" basis. Please see Appendix C for examples of the operation of the CDSC.



TOTAL PURCHASE PAYMENT AMOUNT                            AGE OF PURCHASE PAYMENT BEING WITHDRAWN
--------------------------------------- -------------------------------------------------------------------------------------------
                                                     1 Year or  2 Years or  3 Years or  4 Years or  5 Years or  6 Years or
                                          Less than   more but   more but    more but    more but    more but     more but
                                           1 Year    less than  less than   less than   less than   less than   less than 7  7 Years
                                                      2 Years    3 Years     4 Years     5 Years    6  Years       Years     or more
                                          ---------  ---------  ---------   ----------  ----------  ----------  -----------  -------
Less than $50,000                           5.0%       5.0%       4.0%         4.0%       3.0%        3.0%          2.0%        0%
$50,000 or more but less than $100,000      5.0%       4.0%       4.0%         3.0%       3.0%        2.0%          2.0%        0%
$100,000 or more but less than $250,000     4.0%       3.0%       3.0%         2.0%       2.0%        2.0%          1.0%        0%
$250,000 or more but less than $500,000     3.0%       2.0%       2.0%         2.0%       1.0%        1.0%          1.0%        0%
$500,000 or more but less than $1,000,000   2.0%       2.0%       2.0%         1.0%       1.0%        1.0%          1.0%        0%
$1,000,000 or more                          2.0%       2.0%       1.0%         1.0%       1.0%        1.0%          1.0%        0%

TRANSFER FEE/2/ $10


1 The different tiers of Contingent Deferred Sales Charges, separated by "breakpoints", are shown in the table above. If a portion of a Purchase Payment results in total Purchase Payments crossing into a new Purchase Payment tier (as set forth in the table above), then the ENTIRE Purchase Payment will be subject to the Contingent Deferred Sales Charge applicable to that tier. Once a Purchase Payment is assigned to a particular tier for purposes of the CDSC, the CDSC schedule for that specific Purchase Payment will not change for the remainder of that CDSC period. Please see Appendix C for examples of the operation of the Contingent Deferred Sales Charge.

2  Currently, we deduct the fee after the 20th transfer each Annuity Year.


The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying portfolio annual expenses. These fees and charges are described in more detail within this prospectus.

                            PERIODIC FEES AND CHARGES

ANNUAL MAINTENANCE FEE/3,4/:  Lesser of $50 or 2% of  the Account Value.

PREMIUM BASED CHARGE/5,6/. The Premium Based Charge applicable to a Purchase Payment is determined by multiplying (1) the amount of that Purchase Payment by
(2) its associated Premium Based Charge percentage, as shown in the table below.


                                                       PREMIUM BASED CHARGE                   ANNUAL EQUIVALENT OF
                                                       PERCENTAGE (DEDUCTED                      PREMIUM BASED
     TOTAL PURCHASE PAYMENT AMOUNT                         QUARTERLY)                          CHARGE PERCENTAGE
     ------------------------------------------        --------------------                    -------------------
     Less than $50,000                                      0.1750%                                  0.70%
     $50,000 or more, but less than $100,000                0.1500%                                  0.60%
     $100,000 or more, but less than $250,000               0.1250%                                  0.50%
     $250,000 or more, but less than $500,000               0.0875%                                  0.35%
     $500,000 or more, but less than $1,000,000             0.0625%                                  0.25%
     $1,000,000 or more                                     0.0375%                                  0.15%

ANNUALIZED INSURANCE FEES/CHARGES

(assessed daily as a percentage of the net assets of the Sub-accounts)
FEE/CHARGE

MORTALITY & EXPENSE
RISK CHARGE:

                                   0.70%

ADMINISTRATION
CHARGE                             0.15%

TOTAL ANNUALIZED
INSURANCE FEES/CHARGES:/7/
                                   0.85%

3 Assessed annually on the Annuity's anniversary date or upon surrender. Only applicable if the total of all Purchase Payments at the time the fee is due is less than $50,000.


4 For Beneficiaries who elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Account Value and is only applicable if Account Value is less than $25,000 at the time the fee is assessed.


5 Each Purchase Payment is subject to a Premium Based Charge for a 7 year period following the date the Purchase Payment is allocated to the Annuity. The Premium Based Charge for each Purchase Payment is determined when it is allocated to the Annuity (except for those Purchase Payments that are allocated to the Annuity prior to the first Quarterly Annuity Anniversary) based on the total of all Purchase Payments received to date. For Purchase Payments allocated to the Annuity before the first Quarterly Annuity Anniversary, the Premium Based Charge for each Purchase Payment is based on the total of all such Purchase Payments received up to and including the Valuation Day before the first Quarterly Annuity Anniversary. Please see the Fees and Charges section for details and Appendix C for examples of the operation of the Premium Based Charge. "Quarterly Annuity Anniversary" refers to each successive three-month anniversary of the Issue Date of the Annuity.


6 The different tiers of Premium Based Charges separated by "breakpoints", are shown in the tables above. If a portion of a Purchase Payment results in total Purchase Payments crossing into a new Purchase Payment tier (as set forth in the tables above), then the ENTIRE Purchase Payment will be subject to the Premium Based Charge applicable to that tier. With respect to those Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary, the Premium Based Charge percentage applicable to each of those Purchase Payments is based on the total of all such Purchase Payments (that is, we total all the Purchase Payments received before the first Quarterly Annuity Anniversary to determine the Premium Based Charge that applies to each). Purchase Payments received on or after the first Quarterly Annuity Anniversary that result in breakpoints being reached will result in lower charge percentages for only such Purchase Payments and those that follow. Once a Premium Based Charge percentage is established for any Purchase Payment, such percentage is fixed and will not be reduced even if additional Purchase Payments are made or partial withdrawals are taken. Please see Appendix C for examples of the operation of the Premium Based Charge.


7 The Insurance Charge is the combination of Mortality & Expense Risk Charge and the Administration Charge. For Beneficiaries who elect the Beneficiary Continuation Option, the Mortality and Expense and Administration Charges do not apply. However, a Settlement Service Charge equal to 1.00% is assessed as a percentage of the daily net assets of the Sub-accounts as an annual charge.

                     YOUR OPTIONAL BENEFIT FEES AND CHARGES

The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above. The first column shows the charge for each optional benefit on a maximum and current basis. The next column shows the total expenses you would pay for the Annuity if you purchased the relevant optional benefit. More specifically, this column shows the total charge for the optional benefit plus the Total Annualized Insurance Fees/Charges applicable to the Annuity. Where the charges cannot actually be totaled (because they are assessed against different base values), we show both individual charges.

YOUR OPTIONAL BENEFIT FEES AND CHARGES

                                       ANNUALIZED               TOTAL
                                    OPTIONAL BENEFIT          ANNUALIZED
     OPTIONAL BENEFIT                   CHARGE/8/              CHARGE/9/
--------------------------          ----------------          -----------
      HIGHEST DAILY
     LIFETIME INCOME

     MAXIMUM CHARGE10                    1.50%                  0.85%
(assessed against greater                                     + 1.50%
   of Account Value and
 Protected Withdrawal
        Value)

     CURRENT CHARGE
(assessed against greater                0.95%                  0.85%
   of Account Value and                                       + 0.95%
Protected Withdrawal
       Value)

    SPOUSAL HIGHEST
    DAILY LIFETIME
       INCOME

     MAXIMUM CHARGE10                    1.50%                  0.85%
 (assessed against greater                                    + 1.50%
  of Account Value and
  Protected Withdrawal
         Value)

     CURRENT CHARGE                      0.95%                 0.85%
 (assessed against greater                                   + 0.95%
  of Account Value and
  Protected Withdrawal
         Value)

8 The charge for each of Highest Daily Lifetime Income Benefit and Spousal Highest Daily Lifetime Income Benefit is assessed against the greater of Account Value and the Protected Withdrawal Value (PWV). Please see the Living Benefits section of this prospectus for an explanation of PWV.
9  HOW THE OPTIONAL BENEFIT FEES AND CHARGES ARE DETERMINED
FOR HIGHEST DAILY LIFETIME INCOME BENEFIT AND SPOUSAL HIGHEST DAILY LIFETIME INCOME BENEFIT: The charge is taken out of the Sub-accounts. The 0.95% current optional benefit charge is in addition to the current 0.85% Insurance Charge of amounts invested in the Sub-accounts.
10 We reserve the right to increase the charge to the maximum charge indicated, upon any step-up under the benefit. We also reserve the right to increase the charge to the maximum charge indicated if you elect or re-add the benefit post-issue.

The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds ("portfolios") as of December 31, 2010 before any contractual waivers and reimbursements. Each figure is stated as a percentage of the underlying portfolio's average daily net assets.

                    TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES

                                       MINIMUM            MAXIMUM
                                       -------            -------
TOTAL PORTFOLIO OPERATING EXPENSE       0.62%              1.66%


The following are the total annual expenses for each underlying portfolio as of December 31, 2010, except as noted. The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying portfolio's investment management fee, other expenses, any 12b-1 fees and certain other expenses. Each figure is stated as a percentage of the underlying portfolio's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. For certain of the underlying portfolios, a portion of the management fee has been contractually waived and/or other expenses have been contractually partially reimbursed, which is shown in the table. The following expenses are deducted by the portfolio before it provides Pruco Life of New Jersey with the daily net asset value. The portfolio information was provided by the portfolios and has not been independently verified by us. A fee waiver or expense reimbursement is set forth in the table below only if the contractual commitment to waive or reimburse extends for one year or more from the date of this prospectus. See the prospectuses and or statements of additional information of the portfolios for further details.


                                           FOR THE YEAR ENDED DECEMBER 31, 2010
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            BROKER              TOTAL                      NET
                                                                  DIVIDEND FEES AND ACQUIRED    ANNUAL   CONTRACTUAL FEE   ANNUAL
                                                                  EXPENSE  EXPENSES PORTFOLIO PORTFOLIO    WAIVER OR       FUND
                                 MANAGEMENT  OTHER   DISTRIBUTION ON SHORT ON SHORT  FEES &   OPERATING     EXPENSE     OPERATING
   FUNDS                            FEES    EXPENSES (12B-1) FEES  SALES    SALES   EXPENSES   EXPENSES  REIMBURSEMENT   EXPENSES
----------                       ---------  -------- ------------ -------- -------- --------- --------- --------------- -----------

----------                       ---------  -------- ------------ -------- -------- --------- --------- --------------- -----------


Advanced Series Trust
AST Academic Strategies
Asset Allocation                    0.72%       0.06%     0.00%     0.04%    0.00%     0.73%     1.55%        0.00%       1.55%
AST Advanced Strategies             0.85%       0.14%     0.00%     0.00%    0.00%     0.03%     1.02%        0.00%       1.02%
AST AllianceBernstein Core
Value                               0.75%       0.17%     0.00%     0.00%    0.00%     0.00%     0.92%        0.00%       0.92%
AST American Century Income
& Growth                            0.75%       0.17%     0.00%     0.00%    0.00%     0.00%     0.92%        0.00%       0.92%
AST Balanced Asset
Allocation                          0.15%       0.01%     0.00%     0.00%    0.00%     0.87%     1.03%        0.00%       1.03%
AST Blackrock Value                 0.85%       0.12%     0.00%     0.00%    0.00%     0.00%     0.97%        0.00%       0.97%
AST Blackrock Global
Strategies/1/                       1.00%       0.15%     0.00%     0.00%    0.00%     0.03%     1.18%        0.07%       1.11%
AST Capital Growth Asset
Allocation                          0.15%       0.01%     0.00%     0.00%    0.00%     0.91%     1.07%        0.00%       1.07%
AST CLS Growth Asset
Allocation                          0.30%       0.02%     0.00%     0.00%    0.00%     0.85%     1.17%        0.00%       1.17%
AST CLS Moderate Asset
Allocation                          0.30%       0.02%     0.00%     0.00%    0.00%     0.76%     1.08%        0.00%       1.08%
AST Cohen & Steers Realty           1.00%       0.14%     0.00%     0.00%    0.00%     0.00%     1.14%        0.00%       1.14%


AST Federated Aggressive
Growth                              0.95%       0.17%     0.00%     0.00%    0.00%     0.00%     1.12%        0.00%       1.12%
AST FI Pyramis(R)Asset
Allocation/2/                       0.85%       0.38%     0.00%     0.18%    0.05%     0.00%     1.46%        0.00%       1.46%
AST First Trust Balanced
Target                              0.85%       0.13%     0.00%     0.00%    0.00%     0.00%     0.98%        0.00%       0.98%
AST First Trust Capital
Appreciation Target                 0.85%       0.13%     0.00%     0.00%    0.00%     0.00%     0.98%        0.00%       0.98%
AST Global Real Estate              1.00%       0.19%     0.00%     0.00%    0.00%     0.00%     1.19%        0.00%       1.19%
AST Goldman Sachs
Concentrated Growth                 0.90%       0.12%     0.00%     0.00%    0.00%     0.00%     1.02%        0.00%       1.02%
AST Goldman Sachs Mid-Cap
Growth                              1.00%       0.14%     0.00%     0.00%    0.00%     0.00%     1.14%        0.00%       1.14%
AST Goldman Sachs Small-Cap
Value                               0.95%       0.18%     0.00%     0.00%    0.00%     0.04%     1.17%        0.00%       1.17%
AST Goldman Sachs Large-Cap
Value                               0.75%       0.13%     0.00%     0.00%    0.00%     0.00%     0.88%        0.00%       0.88%
AST High Yield                      0.75%       0.13%     0.00%     0.00%    0.00%     0.00%     0.88%        0.00%       0.88%
AST Horizon Growth Asset
Allocation                          0.30%       0.03%     0.00%     0.00%    0.00%     0.86%     1.19%        0.00%       1.19%
AST Horizon Moderate Asset
Allocation                          0.30%       0.02%     0.00%     0.00%    0.00%     0.81%     1.13%        0.00%       1.13%
AST International Growth            1.00%       0.14%     0.00%     0.00%    0.00%     0.00%     1.14%        0.00%       1.14%
AST International Value             1.00%       0.14%     0.00%     0.00%    0.00%     0.00%     1.14%        0.00%       1.14%
AST Investment Grade Bond/3/        0.64%       0.15%     0.00%     0.00%    0.00%     0.00%     0.79%        0.00%       0.79%
AST Jennison Large Cap
Growth                              0.90%       0.12%     0.00%     0.00%    0.00%     0.00%     1.02%        0.00%       1.02%
AST Jennison Large Cap
Value                               0.75%       0.12%     0.00%     0.00%    0.00%     0.00%     0.87%        0.00%       0.87%
AST JP Morgan International
Equity                              0.89%       0.15%     0.00%     0.00%    0.00%     0.00%     1.04%        0.00%       1.04%
AST JP Morgan Strategic
Opportunities                       1.00%       0.15%     0.00%     0.10%    0.01%     0.00%     1.26%        0.00%       1.26%
AST Large Cap Value                 0.75%       0.12%     0.00%     0.00%    0.00%     0.00%     0.87%        0.00%       0.87%
AST Lord Abbett Core Fixed
Income/4/                           0.80%       0.16%     0.00%     0.00%    0.00%     0.00%     0.96%        0.10%       0.86%
AST Marsico Capital Growth          0.90%       0.12%     0.00%     0.00%    0.00%     0.00%     1.02%        0.00%       1.02%
AST MFS Global Equity               1.00%       0.25%     0.00%     0.00%    0.00%     0.00%     1.25%        0.00%       1.25%
AST MFS Growth                      0.90%       0.12%     0.00%     0.00%    0.00%     0.00%     1.02%        0.00%       1.02%
AST Mid-Cap Value                   0.95%       0.15%     0.00%     0.00%    0.00%     0.00%     1.10%        0.00%       1.10%


AST Money Market                    0.50%       0.12%     0.00%     0.00%    0.00%     0.00%     0.62%        0.00%       0.62%
AST Neuberger Berman
Mid-Cap Growth                      0.90%       0.14%     0.00%     0.00%    0.00%     0.00%     1.04%        0.00%       1.04%
AST Neuberger Berman / LSV
Mid-Cap Value                       0.90%       0.14%     0.00%     0.00%    0.00%     0.00%     1.04%        0.00%       1.04%
AST Parametric Emerging
Markets Equity                      1.10%       0.31%     0.00%     0.00%    0.00%     0.00%     1.41%        0.00%       1.41%
AST PIMCO Limited Maturity
Bond                                0.65%       0.15%     0.00%     0.00%    0.00%     0.00%     0.80%        0.00%       0.80%
AST PIMCO Total Return Bond         0.65%       0.12%     0.00%     0.00%    0.00%     0.00%     0.77%        0.00%       0.77%
AST Preservation Asset
Allocation                          0.15%       0.02%     0.00%     0.00%    0.00%     0.82%     0.99%        0.00%       0.99%
AST QMA
Equity Alpha                        1.00%       0.17%     0.00%     0.25%    0.24%     0.00%     1.66%        0.00%       1.66%
AST Schroders Multi-Asset
World Strategies                    1.10%       0.15%     0.00%     0.00%    0.00%     0.16%     1.41%        0.00%       1.41%
AST Small-Cap Growth                0.90%       0.14%     0.00%     0.00%    0.00%     0.00%     1.04%        0.00%       1.04%
AST Small-Cap Value                 0.90%       0.13%     0.00%     0.00%    0.00%     0.00%     1.03%        0.00%       1.03%
AST T. Rowe Price Asset
Allocation                          0.85%       0.13%     0.00%     0.00%    0.00%     0.00%     0.98%        0.00%       0.98%
AST T. Rowe Price Global
Bond                                0.80%       0.18%     0.00%     0.00%    0.00%     0.00%     0.98%        0.00%       0.98%
AST T. Rowe Price Large Cap
Growth                              0.89%       0.13%     0.00%     0.00%    0.00%     0.00%     1.02%        0.00%       1.02%
AST T. Rowe Price Natural
Resources                           0.90%       0.14%     0.00%     0.00%    0.00%     0.00%     1.04%        0.00%       1.04%
AST Wellington
Management Hedged Equity            1.00%       0.17%     0.00%     0.00%    0.00%     0.00%     1.17%        0.00%       1.17%
AST Western Asset Core Plus
Bond                                0.70%       0.13%     0.00%     0.00%    0.00%     0.00%     0.83%        0.00%       0.83%
Franklin Templeton Variable
Insurance Products Trust/5/
Franklin Templeton VIP
Founding Funds Allocation
Fund - Class 4                      0.00%       0.11%     0.35%     0.00%    0.00%     0.67%     1.13%        0.01%       1.12%

1. Assuming completion of a pending reorganization transaction, Prudential Investments LLC and AST Investment Services, Inc. (together, the Investment Managers) have contractually agreed to waive a portion of their investment management fees and/or reimburse certain expenses so that the investment management fees plus other expenses (exclusive in all cases of taxes, interest on borrowings, short sale interest and dividend expenses, brokerage commissions, distribution fees, acquired fund and exchange-traded fund fees and expenses, and extraordinary expenses) for the AST BlackRock Global Strategies Portfolio do not exceed 1. 08% of its average daily net assets through May 1, 2012. This expense limitation may not be terminated or modified prior to May 1, 2012, but may be discontinued or modified thereafter. The decision on whether to renew, modify, or discontinue this expense limitation after May 1, 2012 will be subject to review by the Investment Managers and the Board of Trustees of the Trust.
2.   Pyramis is a registered service mark of FMR LLC. Used under license.
3. The Investment Managers (Prudential Investments LLC and AST Investment Services, Inc.) have contractually agreed to waive a portion of their investment management fees and/or reimburse certain expenses for the Portfolio so that the Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, acquired fund fees and expenses and extraordinary expenses) do not exceed 1.00% of the Portfolio's average daily net assets through April 30, 2012. This arrangement may not be terminated or modified prior to April 30,

     2012, and may be discontinued or modified thereafter. The decision on whether to renew, modify or discontinue the arrangement after April 30, 2012 will be subject to review by the Investment Managers and the Fund's Board of Trustees.
4. The Investment Managers (Prudential Investments LLC and AST Investment Services, Inc.) have contractually agreed to waive a portion of their investment management fee, so that the effective management fee rate paid by the Portfolio is as follows: 0.70% to $500 million of average daily net assets; 0.675% over $500 million in average daily net assets up to and including $1 billion in average daily net assets; and 0.65% over $1 billion in average daily net assets. This arrangement may not be terminated or modified prior to June 30, 2014, and may be discontinued or modified thereafter. The decision on whether to renew, modify or discontinue the arrangement after June 30, 2014 will be subject to review by the Investment Managers and the Fund's Board of Trustees.
5. The Fund's administrator has contractually agreed to waive or limit its fee and to assume as its own expense certain expenses of the Fund so that common annual Fund operating expenses (i.e., a combination of fund administration fees and other expenses, but excluding Rule 12b-1 fees and acquired fund fees and expenses) do not exceed 0.10% (other than certain non-routine expenses or costs, including those relating to litigation, indemnification, reorganizations, and liquidations) until April 30, 2012. The Fund does not pay management fees but will directly bear its proportionate share of any management fees and other expenses paid by the underlying funds (or "acquired funds") in which it invests. Acquired funds' estimated fees and expenses are based on the acquired funds' annualized expenses.

                                EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in one Pruco Life of New Jersey Annuity with the cost of investing in other Pruco Life of New Jersey Annuities and/or other variable annuities. Below are examples for the Annuity showing what you would pay cumulatively in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges for the Annuity as described in "Summary of Contract Fees and Charges."

     .    Insurance Charge
     .    Premium Based Charge
     .    Contingent Deferred Sales Charge (when and if applicable)
     .    Annual Maintenance Fee
     .    Optional benefit fees

The examples also assume the following for the period shown:

     . You allocate all of your Account Value to the Sub-account with the maximum gross total operating expenses for 2010, and those expenses remain the same each year*
     . For each charge, we deduct the maximum charge rather than the current charge
     .    You make no withdrawals of Account Value
     .    You make no transfers, or other transactions for which we charge a fee


Amounts shown in the examples are rounded to the nearest dollar.


* Note: Each Portfolio may be elected with Highest Daily Lifetime Income and Spousal Highest Daily Lifetime Income, except the AST Investment Grade Bond Portfolio, which is not available for allocation of Purchase Payments.


THE EXAMPLES ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING PORTFOLIOS. ACTUAL EXPENSES WILL BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON WHICH OPTIONAL BENEFIT YOU ELECT OTHER THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

EXPENSE EXAMPLES ARE PROVIDED AS FOLLOWS:

If you surrender your Annuity at the end of the applicable time period:

      1 year           3 years          5 years         10 years
      ------           -------          -------         --------
       $971             $1,852           $2,787          $5,014

If you annuitize your Annuity at the end of the applicable time period:

      1 year           3 years          5 years         10 years
      ------           -------          -------         --------
       $471             $1,452           $2,487          $5,014

If you do not surrender your Annuity:

      1 year           3 years          5 years         10 years
      ------           -------          -------         --------
       $471             $1,452           $2,487          $5,014

                                     SUMMARY

This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing the Annuity. You should read the entire prospectus for a complete description of the Annuity. Your Financial Professional can also help you if you have questions.

THE ANNUITY: The variable annuity contract issued by Pruco Life of New Jersey is a contract between you, the Owner, and Pruco Life of New Jersey, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement. Although this prospectus describes key features of the variable annuity contract, the prospectus is a distinct document, and is not part of the contract.

The Annuity offers various investment portfolios. With the help of your Financial Professional, you choose how to invest your money within your Annuity. Investing in a variable annuity involves risk and you can lose your money. On the other hand, investing in a variable annuity can provide you with the opportunity to grow your money through participation in "underlying" mutual funds.

GENERALLY SPEAKING, VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER A VARIABLE ANNUITY IS APPROPRIATE FOR YOU, GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.

PURCHASE: Your eligibility to purchase the Annuity is based on your age and the amount of your initial Purchase Payment. The "Maximum Age for Initial Purchase" applies to the oldest Owner and Annuitant as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the maximum age applies to the Annuitant as of the day we would issue the Annuity. For this Annuity the maximum age is 80. The minimum initial Purchase Payment is $10,000. See your Financial Professional to complete an application.

After you purchase your Annuity, you will have a limited period of time during which you may cancel (or "Free Look") the purchase of your Annuity. Your request for a Free Look must be received in Good Order. "Good Order" is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service
Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order. The "Service Office" is the place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address. Please see the section of this prospectus entitled "How To Contact Us" for the Service Office address.

Please see "Requirements for Purchasing the Annuity" for more detail.

INVESTMENT OPTIONS: You may choose from a variety of variable Investment Options ranging from conservative to aggressive. The optional benefits may limit your ability to invest in the variable Investment Options otherwise available to you under the Annuity. Each of the underlying mutual funds is described in its own prospectus, which you should read before investing. There is no assurance that any variable Investment Option will meet its investment objective.

Please see "Investment Options," and "Managing Your Account Value" for information.

ACCESS TO YOUR MONEY: You can receive income by taking partial withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge (discussed below). You may withdraw up to 10% of your Purchase Payments each Annuity Year without being subject to a Contingent Deferred Sales Charge.

Please see "Access to Account Value" and "Annuity Options" for more information.

OPTIONAL LIVING BENEFITS
GUARANTEED LIFETIME WITHDRAWAL BENEFITS. We offer optional living benefits, for an additional charge, that guarantee your ability to take withdrawals for life as a percentage of "Protected Withdrawal Value", even if your Account Value falls to zero. The Protected Withdrawal Value is not the same as your Account Value, and it is not available for a lump sum withdrawal. If you withdraw more than the allowable amount during any year (referred to as "Excess Income"), your future level of guaranteed withdrawals decreases.

These benefits are:
Highest Daily Lifetime (R) Income Benefit
Spousal Highest Daily Lifetime (R) Income Benefit


These benefits utilize a predetermined mathematical formula to help manage your guarantee through all market cycles. Under the predetermined mathematical formula, your Account Value may be transferred between certain "permitted Sub-accounts" on the one hand and the AST Investment Grade Bond Sub-account on the other hand. Please see the applicable optional benefits section as well as the Appendix B to this prospectus for more information on the formula.

In the Living Benefits section, we describe guaranteed minimum withdrawal benefits that allow you to withdraw a specified amount each year for life (or joint lives, for the spousal version of the benefit). Please be aware that if you withdraw more than that amount in a given year (i.e., "Excess Income"), we may reduce the guaranteed amount you can withdraw in future years. Thus, you should think carefully before taking such Excess Income.


DEATH BENEFIT: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. The Annuity offers a death benefit generally equal to the greater of Account Value and Purchase Payments (adjusted for partial withdrawals). The calculation of the death benefit may be different if you elect Highest Daily Lifetime Income or Spousal Highest Daily Lifetime Income.

Please see "Death Benefits" for more information.

FEES AND CHARGES: Each Annuity, and the optional living benefits, are subject to certain fees and charges, as discussed in the "Summary of Contract Fees and Charges" table in the prospectus. In addition, there are fees and expenses of the underlying Portfolios.

WHAT DOES IT MEAN THAT MY ANNUITY IS "TAX-DEFERRED"? Variable annuities are "tax deferred", meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among your Investment Options without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

You may also purchase the Annuity as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that may make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.

MARKET TIMING: We have market timing policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). Our market timing policies and procedures are discussed in more detail in the section entitled "Restrictions on Transfers Between Investment Options."

OTHER INFORMATION: Please see the section entitled "General Information" for more information about the Annuity, including legal information about Pruco Life of New Jersey, the Separate Account, and underlying funds. The
"Separate Account" is referred to as the "Variable Separate Account" in your Annuity.

                               INVESTMENT OPTIONS

The Investment Options under each Annuity consist of the Sub-accounts. Each Sub-account invests in an underlying portfolio whose share price generally fluctuates each Valuation Day. The portfolios that you select, among those that are available, are your choice - we do not provide investment advice, nor do we recommend any particular portfolio. You bear the investment risk for amounts allocated to the portfolios.


As a condition of participating in the optional living benefits, you may be restricted from investing in certain Sub-accounts. We describe those restrictions below. In addition, the optional living benefits (e.g., Highest Daily Lifetime Income) employ a predetermined mathematical formula, under which money is transferred between your chosen Sub-accounts and a bond portfolio (i.e., the AST Investment Grade Bond Portfolio). You should be aware that the operation of the formula could impact the expenses and performance of the portfolios. Specifically, because transfers to and from the portfolios can be frequent and the amount transferred can vary, the portfolios could experience the following effects, among others: (a) they may be compelled to hold a larger portion of assets in highly liquid securities than they otherwise would, which could diminish performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held (b) they may experience higher portfolio turnover, which generally will increase the portfolios' expenses and (c) if they are compelled by the formula to sell securities that are thinly-traded, such sales could have a significant impact on the price of such securities. Please consult the prospectus for the applicable portfolio for additional information about these effects.


In this section, we describe the portfolios. We then discuss the investment restrictions that apply if you elect certain optional benefits.

VARIABLE INVESTMENT OPTIONS


Each Variable Investment Option is a Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (see "Pruco Life of New
Jersey and the Separate Account" for more detailed information). Each Sub-account invests exclusively in one portfolio. You should carefully read the prospectus for any portfolio in which you are interested. The Investment Objectives/Policies Chart below classifies each of the portfolios based on our assessment of their investment style. The chart also provides a description of each portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. PLEASE NOTE: EACH INVESTMENT OPTION, SUBJECT TO CERTAIN RESTRICTIONS, MAY BE ELECTED WITH HIGHEST DAILY LIFETIME INCOME AND SPOUSAL HIGHEST DAILY LIFETIME INCOME, EXCEPT THE AST INVESTMENT GRADE BOND PORTFOLIO, WHICH IS NOT AVAILABLE FOR ALLOCATION OF PURCHASE PAYMENTS.


Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection. Thus, if you selected particular optional benefits, you would be precluded from investing in certain portfolios and therefore would not receive investment appreciation (or depreciation) affecting those portfolios. Please see the Additional Information section, under the heading concerning "Service Fees Payable to Pruco Life of New Jersey " for a discussion of fees that we may receive from underlying mutual funds and/or their affiliates.

The portfolios are not publicly traded mutual funds. They are only available as Investment Options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the portfolio may have been modeled after at its inception.

 Conversely, certain retail mutual funds may be managed by the same portfolio advisor or sub-advisor as a Portfolio available as a Sub-account or have a similar name. While the investment objective and policies of the retail mutual funds and the portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the portfolios are found in the prospectuses for the portfolios. THE CURRENT PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION FOR THE UNDERLYING PORTFOLIOS CAN BE OBTAINED BY CALLING 1-888-PRU-2888. PLEASE READ THE PROSPECTUS CAREFULLY BEFORE INVESTING.

The name of the advisor/sub-advisor for each portfolio appears next to the description. Those portfolios whose name includes the prefix "AST" are portfolios of the Advanced Series Trust. The portfolios of the Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life. However, one or more sub-advisors, as noted below, is engaged to conduct day-to-day management.

You may select portfolios individually, create your own combination of portfolios, or select from among combinations of portfolios that we have created called "Prudential Portfolio Combinations." Under Prudential Portfolio Combinations, each Portfolio Combination consists of several asset allocation portfolios, each of which represents a specified percentage of your allocations. If you elect to invest according to one of these Portfolio Combinations, we will allocate your initial Purchase Payment among the Sub-accounts within the Portfolio Combination according to the percentage allocations. You may elect to allocate additional Purchase Payments according to the composition of the Portfolio Combination, although if you do not make such an explicit election, we will allocate additional Purchase Payments as discussed below under "Additional Purchase Payments." Once you have selected a Portfolio Combination, we will not rebalance your Account Value to take into account differences in performance among the Sub-accounts. This is a static, point of sale model allocation. Over time, the percentages in each asset allocation portfolio may vary from the Portfolio Combination you selected when you purchased your Annuity based on the performance of each of the portfolios within the Portfolio Combination. However, you may elect to participate in an automatic rebalancing program, under which we would transfer Account Value periodically so that your Account Value allocated to the Sub-accounts is brought back to the exact percentage allocations stipulated by the Portfolio Combination you elected. Please see "Automatic Rebalancing Programs" below for details about how such a program operates. If you are participating in an optional living benefit (such as Highest Daily Lifetime Income) that makes transfers under a predetermined mathematical formula, and you have opted for automatic rebalancing in addition to Prudential Portfolio Combinations, you should be aware that: (a) the AST bond portfolio used as part of the predetermined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming to the percentage allocations that existed originally as part of Prudential Portfolio Combinations.

If you are interested in a Portfolio Combination, you should work with your Financial Professional to select the Portfolio Combination that is appropriate for you, in light of your investment time horizon, investment goals and expectations and market risk tolerance, and other relevant factors. Some selling firms may not offer Prudential Portfolio Combinations. In providing these Portfolio Combinations, we are not providing investment advice. You are responsible for determining which Portfolio Combination or Sub-account(s) is best for you. Asset allocation does not ensure a profit or protect against a loss.


    STYLE/                           INVESTMENT OBJECTIVES/POLICIES                        PORTFOLIO
    TYPE                                                                                    ADVISOR/
                                                                                           SUB-ADVISOR

                                        ADVANCED SERIES TRUST


                     AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO: seeks        ALPHASIMPLEX GROUP,
                     long term capital appreciation. The Portfolio is a                 LLC; AQR CAPITAL
                     multi-asset class fund that pursues both top-down asset        MANAGEMENT, LLC AND CNH
                     allocation strategies and bottom-up selection of                 PARTNERS, LLC; FIRST
                     securities, investment managers, and mutual funds. Under            QUADRANT L.P.;
                     normal circumstances, approximately 60% of the assets will       JENNISON ASSOCIATES
ASSET ALLOCATION     be allocated to traditional asset classes (including US and      LLC; MELLON CAPITAL
                     international equities and bonds) and approximately 40% of     MANAGEMENT CORPORATION;
                     the assets will be allocated to nontraditional asset              PACIFIC INVESTMENT
                     classes (including real estate, commodities, and                MANAGEMENT COMPANY LLC
                     alternative strategies). Those percentages are subject to        (PIMCO); PRUDENTIAL
                     change at the discretion of the advisor.                       BACHE ASSET MANAGEMENT,
                                                                                         INCORPORATED;
                                                                                     PRUDENTIAL INVESTMENTS
                                                                                       LLC; QUANTITATIVE
                                                                                     MANAGEMENT ASSOCIATES
                                                                                        LLC; J.P. MORGAN
                                                                                     INVESTMENT MANAGEMENT,
                                                                                       INC. (ON OR ABOUT
                                                                                        AUGUST 24, 2011)


                     AST ADVANCED STRATEGIES PORTFOLIO: seeks a high level of       LSV ASSET MANAGEMENT;
                     absolute return. The Portfolio uses traditional and               MARSICO CAPITAL
                     non-traditional investment strategies by investing in             MANAGEMENT, LLC;
                     domestic and foreign equity and fixed-income securities,         PACIFIC INVESTMENT
                     derivative instruments and other investment companies. The     MANAGEMENT COMPANY LLC
                     asset allocation generally provides for an allotment of 60%    (PIMCO); T. ROWE PRICE
ASSET ALLOCATION     of the portfolio's assets to a combination of domestic and       ASSOCIATES, INC.;
                     international equity strategies and the remaining 40% of          WILLIAM BLAIR &
                     assets in a combination of U.S. fixed income, hedged               COMPANY, LLC;
                     international bond, real return assets and other investment   QUANTITATIVE MANAGEMENT
                     companies. The manager will allocate the assets of the             ASSOCIATES LLC
                     portfolio across different investment categories and
                     subadvisors.

                     AST ALLIANCEBERNSTEIN CORE VALUE PORTFOLIO: seeks long-term capital growth by investing primarily in common stocks. The subadvisor expects that the majority of the Portfolio's
                     assets will be invested in the common stocks of large             ALLIANCEBERNSTEIN
                     companies that appear to be undervalued. Among other                     L.P.
  LARGE CAP          things, the Portfolio seeks to identify compelling buying
    VALUE            opportunities created when companies are undervalued on the basis of investor reactions to near-term problems or
                     circumstances even though their long-term prospects remain sound. The subadvisor seeks to identify individual
                     companies with cash flow potential that may not be
                     recognized by the market at large.

                     AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO: seeks
                     capital growth with current income as a secondary
                     objective. The Portfolio invests primarily in common stocks that offer potential for capital growth, and may,
  LARGE CAP          consistent with its investment objective, invest in stocks
    VALUE            that offer potential for current income. The subadvisor              AMERICAN CENTURY
                     utilizes a quantitative management technique with a goal of            INVESTMENT
                     building an equity portfolio that provides better returns            MANAGEMENT, INC.
                     than the S&P 500 Index without taking on significant
                     additional risk and while attempting to create a dividend
                     yield that will be greater than the S&P 500 Index.

                     AST BALANCED ASSET ALLOCATION PORTFOLIO: seeks to obtain a total return consistent with its specified level of risk.
                     The Portfolio primarily invests its assets in a diversified portfolio of other mutual funds, within the Advanced Series
                     Trust and certain affiliated money market funds. Under           PRUDENTIAL INVESTMENTS
                     normal market conditions, the Portfolio will devote                LLC; QUANTITATIVE
ASSET ALLOCATION     approximately 60% of its net assets to underlying                MANAGEMENT ASSOCIATES
                     portfolios investing primarily in equity securities (with a               LLC
                     range of 52.5% to 67.5%), and 40% of its net assets to
                     underlying portfolios investing primarily in debt
                     securities and money market instruments (with a range of
                     32.5% to 47.5%). The Portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities, ETFs, and futures contracts, swap
                     agreements and other financial and derivative instruments.

                     AST BLACKROCK GLOBAL STRATEGIES PORTFOLIO (formerly SP
                     Growth Asset Allocation Portfolio): seeks a high total
                     return consistent with a moderate level of risk. The
                     Portfolio is a global, multi asset-class portfolio that
                     invests directly in, among other things, equity and              BLACKROCK FINANCIAL
ASSET ALLOCATION     equity-related securities, investment grade debt securities        MANAGEMENT, INC.
                     (including, without limitation, U.S. Treasuries and U.S.
                     government securities), non-investment grade bonds (also
                     known as "high yield bonds" or "junk bonds"), real estate
                     investment trusts (REITs), exchange traded funds (ETFs),
                     and derivative instruments, including commodity-linked
                     derivative instruments.

                     AST BLACKROCK VALUE PORTFOLIO: seeks maximum growth of
                     capital by investing primarily in the value stocks of
                     larger companies. The Portfolio pursues its objective,
                     under normal market conditions, by primarily investing at
  LARGE CAP          least 80% of the value of its assets in the equity              BLACKROCK INVESTMENT
    VALUE            securities of large-sized companies included in the Russell        MANAGMENT, LLC
                     1000(R) Value Index. The subadvisor employs an investment
                     strategY designed to maintain a portfolio of equity
                     securities which approximates the market risk of those
                     stocks included in the Russell 1000(R) Value Index, but
                     which attempts to outperform the RusselL 1000(R) Value
                     Index through active stock selection.


                     AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO: seeks to
                     obtain a total return consistent with its specified level
                     of risk. The Portfolio primarily invests its assets in a
                     diversified portfolio of other mutual funds, within the
                     Advanced Series Trust and certain affiliated money market
                     funds. Under normal market conditions, the Portfolio will
                     devote approximately 75% of its net assets to underlying        PRUDENTIAL INVESTMENTS
ASSET ALLOCATION     portfolios investing primarily in equity securities (with a       LLC; QUANTITATIVE
                     range of 67.5% to 80%), and 25% of its net assets to            MANAGEMENT ASSOCIATES
                     underlying portfolios investing primarily in debt                        LLC
                     securities and money market instruments (with a range of
                     20.0% to 32.5%). The Portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities, ETFs, and futures contracts, swap
                     agreements and other financial and derivative instruments.

                     AST CLS GROWTH ASSET ALLOCATION PORTFOLIO: seeks the
                     highest potential total return consistent with its
                     specified level of risk tolerance. Under normal
                     circumstances, at least 90% of the Portfolio's assets will be invested in other portfolios of Advanced Series Trust
ASSET ALLOCATION     (the underlying portfolios) while no more than 10% of the
                     Portfolio's assets may be invested in exchange traded funds      CLS INVESTMENTS, LLC
                     (ETFs). Under normal market conditions, the Portfolio will devote from 60% to 80% of its net assets to underlying
                     portfolios and ETFs investing primarily in equity
                     securities, and from 20% to 40% of its net assets to
                     underlying portfolios and ETFs investing primarily in money market instruments and debt securities, which may include
                     non-investment grade bonds. "Non-investment grade bonds"
                     are commonly referred to as "junk bonds".

                     AST CLS MODERATE ASSET ALLOCATION PORTFOLIO: seeks the
                     highest potential total return consistent with its
                     specified level of risk tolerance. Under normal
                     circumstances, at least 90% of the Portfolio's assets will be invested in other portfolios of Advanced Series Trust
                     (the underlying portfolios) while no more than 10% of the        CLS INVESTMENTS, LLC
ASSET ALLOCATION     Portfolio's assets may be invested in exchange traded funds
                     (ETFs). Under normal market conditions, the Portfolio will devote from 40% to 60% of its net assets to underlying
                     portfolios and ETFs investing primarily in equity
                     securities, and from 40% to 60% of its net assets to
                     underlying portfolios and ETFs investing primarily in money market instruments and debt securities, which may include
                     non-investment grade bonds. "Non-investment grade bonds"
                     are commonly referred to as "junk bonds".

                     AST COHEN & STEERS REALTY PORTFOLIO: seeks to maximize
                     total return through investment in real estate securities.
                     The Portfolio pursues its investment objective by
                     investing, under normal circumstances, at least 80% of its net assets in common stocks and other equity securities
                     issued by real estate companies, such as real estate
                     investment trusts (REITs). Under normal circumstances, the       COHEN & STEERS CAPITAL
SPECIALTY            Portfolio will invest substantially all of its assets in            MANAGEMENT, INC.
                     the equity securities of real estate companies, i.e., a
                     company that derives at least 50% of its revenues from the ownership, construction, financing, management or sale of
                     real estate or that has at least 50% of its assets in real estate. Real estate companies may include real estate
                     investment trusts (REITs).

                     AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO: seeks capital
                     growth. The Portfolio pursues its investment objective by
                     investing primarily in the stocks of small companies that            FEDERATED EQUITY
SMALL CAP GROWTH     are traded on national security exchanges, NASDAQ stock           MANAGEMENT COMPANY OF
                     exchange and the over-the-counter-market. Small companies        PLACESTATEPENNSYLVANIA/
                     will be defined as companies with market capitalizations             FEDERATED GLOBAL
                     similar to companies in the Russell 2000 and S&P 600 Small        INVESTMENT MANAGEMENT
                     Cap Index.                                                                CORP.

                     AST FI PYRAMIS(R)ASSET ALLOCATION PORTFOLIO: seeks to
                     maximize potential total return. In seeking to achieve the
                     Portfolio's investment objective, the Portfolio's assets
                     will be allocated across six uniquely specialized
ASSET ALLOCATION     investment strategies (collectively, the Investment                  PYRAMIS GLOBAL
                     Strategies). The Portfolio will have four strategies that           ADVISORS, LLC A
                     invest primarily in equity securities (i.e., the Equity           FIDELITY INVESTMENTS
                     Strategies), one fixed-income strategy (i.e., the Broad                 COMPANY
                     Market Duration Strategy), and one strategy designed to
                     provide liquidity (i.e., the Liquidity Strategy).


                     AST FIRST TRUST BALANCED TARGET PORTFOLIO: seeks long-term capital growth balanced by current income. The Portfolio
                     seeks to achieve its objective by investing approximately
                     65% in equity securities and approximately 35% in fixed
                     income securities. The Portfolio allocates the equity
                     portion of the portfolio across five uniquely specialized
                     strategies - The Dow(R) Target Dividend, the Value Line(R)        FIRST TRUST ADVISORS
ASSET ALLOCATION     Target 25, the Global Dividend Target 15, the NYSE(R)                     L.P.
                     International Target 25, and the Target Small Cap. Each
                     strategy employs a quantitative approach by screening
                     common stocks for certain attributes and/or using a
                     multi-factor scoring system to select the common stocks.
                     The fixed income allocation is determined by the Dow Jones
                     Income strategy which utilizes certain screens to select
                     bonds from the Dow Jones Corporate Bond Index or like-bonds not in the index.

                     AST FIRST TRUST CAPITAL APPRECIATION TARGET PORTFOLIO:
                     seeks long-term capital growth. The Portfolio seeks to
                     achieve its objective by investing approximately 80% in
                     equity securities and approximately 20% in fixed income
                     securities. The portfolio allocates the equity portion of
                     the portfolio across five uniquely specialized strategies -       FIRST TRUST ADVISORS
ASSET ALLOCATION     the Value Line(R) Target 25, the Global Dividend Target 15,               L.P.
                     the Target Small-Cap, the NASDAQ(R) Target 15, and the
                     NYSE(R) International Target 25. Each strategy employs a
                     quantitative approach by screening common stocks for
                     certain attributes and/or using a multi-factor scoring
                     system to select the common stocks. The fixed income
                     allocation is determined by the Dow Jones Income strategy
                     which utilizes certain screens to select bonds from the Dow
                     Jones Corporate Bond Index or like-bonds not in the index.

                     AST GLOBAL REAL ESTATE PORTFOLIO: seeks capital
                     appreciation and income. The Portfolio will normally invest at least 80% of its liquid assets (net assets plus any
                     borrowing made for investment purposes) in equity-related         PRUDENTIAL REAL ESTATE
SPECIALTY            securities of real estate companies. The Portfolio will                 INVESTORS
                     invest in equity-related securities of real estate
                     companies on a global basis and the Portfolio may invest up to 15% of its net assets in ownership interests in
                     commercial real estate through investments in private real estate.

                     AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO: seeks
                     long-term growth of capital. The Portfolio will pursue its objective by investing primarily in equity securities of
LARGE CAP GROWTH     companies that the subadvisor believes have the potential         GOLDMAN SACHS ASSET
                     to achieve capital appreciation over the long-term. The             MANAGEMENT, L.P.
                     Portfolio seeks to achieve its investment objective by
                     investing, under normal circumstances, in approximately 30
                     - 45 companies that are considered by the subadvisor to be positioned for long-term growth.

                     AST GOLDMAN SACHS LARGE-CAP VALUE PORTFOLIO (formerly AST
                     AllianceBernstein Growth & Income Portfolio): seeks
                     long-term growth of capital. The Portfolio seeks to achieve its investment objective by investing in value
                     opportunities that Goldman Sachs Asset Management, L.P.
                     ("GSAM"), the Portfolio's sole subadvisor, defines as
                     companies with identifiable competitive advantages whose          GOLDMAN SACHS ASSET
LARGE CAP VALUE      intrinsic value is not reflected in the stock price. The            MANAGEMENT, L.P.
                     Fund invests, under normal circumstances, at least 80% of
                     its net assets plus any borrowings for investment purposes
                     (measured at time of purchase) ("Net Assets") in a
                     diversified portfolio of equity investments in large-cap
                     U.S. issuers with public stock market capitalizations
                     within the range of the market capitalization of companies constituting the Russell 1000 Value Index at the time of
                     investment.

                     AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO: seeks long-term growth of capital. The Portfolio pursues its investment
                     objective, by investing primarily in equity securities
                     selected for their growth potential, and normally invests         GOLDMAN SACHS ASSET
                     at least 80% of the value of its assets in medium-sized             MANAGEMENT, L.P.
MID CAP GROWTH       companies. Medium-sized companies are those whose market
                     capitalizations (measured at the time of investment) fall
                     within the range of companies in the Russell Mid-cap Growth
                     Index. The subadvisor seeks to identify individual
                     companies with earnings growth potential that may not be
                     recognized by the market at large.


                     AST GOLDMAN SACHS SMALL-CAP VALUE PORTFOLIO: seeks
                     long-term capital appreciation. The Portfolio will seek its objective through investments primarily in equity
                     securities that are believed to be undervalued in the
                     marketplace. The Portfolio will invest, under normal
SMALL CAP VALUE      circumstances, at least 80% of the value of its assets plus       GOLDMAN SACHS ASSET
                     any borrowings for investment purposes in small                     MANAGEMENT, L.P.
                     capitalization companies. The 80% investment requirement
                     applies at the time the Portfolio invests its assets. The
                     Portfolio generally defines small capitalization companies as companies with market capitalizations that are within
                     the range of the Russell 2000 Value Index at the time of
                     purchase.

                     AST HIGH YIELD PORTFOLIO: seeks maximum total return,
                     consistent with preservation of capital and prudent
                     investment management. The Portfolio will invest, under
                     normal circumstances, at least 80% of its net assets plus
                     any borrowings for investment purposes (measured at time of        J.P. MORGAN INVESTMENT
                     purchase) in non-investment grade high yield bonds (also             MANAGEMENT, INC.;
FIXED INCOME         known as "junk bonds"), fixed-income investments which may         PRUDENTIAL INVESTMENT
                     be represented by forwards or derivatives such as options,            MANAGEMENT, INC.
                     futures contracts, or swap agreements. Non-investment grade investments are financial instruments rated Ba or lower by a Moody's Investors Services, Inc. or equivalently rated by
                     Standard Poor's Corporation, or Fitch, or, if unrated,
                     determined by the sub-advisor to be of comparable quality.

                     AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO: seeks the
                     highest potential total return consistent with its
                     specified level of risk tolerance. Under normal
                     circumstances, at least 90% of the Portfolio's assets will be invested in other portfolios of Advanced Series Trust
ASSET ALLOCATION     (the underlying portfolios) while no more than 10% of the          HORIZON INVESTMENTS, LLC
                     Portfolio's assets may be invested in exchange traded funds
                     (ETFs). Under normal market conditions, the Portfolio will devote from 60% to 80% of its net assets to underlying
                     portfolios and ETFs investing primarily in equity
                     securities, and from 20% to 40% of its net assets to
                     underlying portfolios and ETFs investing primarily in debt securities and money market instruments.

                     AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO: seeks the highest potential total return consistent with its
                     specified level of risk tolerance. Under normal
                     circumstances, at least 90% of the Portfolio's assets will be invested in other portfolios of Advanced Series Trust
ASSET ALLOCATION     (the underlying portfolios) while no more than 10% of the
                     Portfolio's assets may be invested in exchange traded funds        HORIZON INVESTMENTS, LLC
                     (ETFs). Under normal market conditions, the Portfolio will devote from 40% to 60% of its net assets to underlying
                     portfolios and ETFs investing primarily in equity
                     securities, and from 40% to 60% of its net assets to
                     underlying portfolios and ETFs investing primarily in debt securities and money market instruments.

                     INTERNATIONAL EQUITY AST INTERNATIONAL GROWTH PORTFOLIO:
                     seeks long-term capital growth. Under normal circumstances, the Portfolio invests at least 80% of the value of its
INTERNATIONAL        assets in securities of issuers that are economically tied
   EQUITY            to countries other than the United States. Although the
                     Portfolio intends to invest at least 80% of its assets in            MARSICO CAPITAL
                     the securities of issuers located outside the United                 MANAGEMENT, LLC;
                     States, it may at times invest in U.S. issuers and it may            WILLIAM BLAIR &
                     invest all of its assets in fewer than five countries or              COMPANY, LLC
                     even a single country. The Portfolio looks primarily for
                     stocks of companies whose earnings are growing at a faster rate than other companies or which offer attractive growth.

                     AST INTERNATIONAL VALUE PORTFOLIO: seeks long-term capital appreciation. The Portfolio normally invests at least 80%
INTERNATIONAL        of the Portfolio's assets in equity securities. The                LSV ASSET MANAGEMENT;
   EQUITY            Portfolio will invest at least 65% of its net assets in the        THORNBURG INVESTMENT
                     equity securities of companies in at least three different           MANAGEMENT, INC.
                     countries, without limit as to the amount of assets that
                     may be invested in a single country.


                     AST INVESTMENT GRADE BOND PORTFOLIO: seeks to maximize
                     total return, consistent with the preservation of capital
                     and liquidity needs to meet the parameters established to
FIXED INCOME         support the Highest Daily Lifetime Income benefits. Please        PRUDENTIAL INVESTMENT
                     note that you may not make purchase payments to this                 MANAGEMENT, INC.
                     Portfolio, and that this Portfolio is available only with
                     certain living benefits.


                     AST JENNISON LARGE-CAP GROWTH PORTFOLIO: seeks long-term
                     growth of capital. Under normal market conditions, the
                     Portfolio will invest at least 80% of its investable assets in the equity and equity-related securities of
                     large-capitalization companies measured, at the time of
LARGE CAP            purchase, to be within the market capitalization of the           JENNISON ASSOCIATES LLC
 GROWTH              Russell 1000(R)Index. In deciding which equity securities
                     to buy, the subadvisor will use a growth investment style
                     and will invest in stocks it believes could experience
                     superior sales or earnings growth, or high returns on
                     equity and assets. Stocks are selected on a
                     company-by-company basis using fundamental analysis. The
                     companies in which the subadvisor will invest generally
                     tend to have a unique market niche, a strong new product
                     profile or superior management.

                     AST JENNISON LARGE-CAP VALUE PORTFOLIO: seeks capital
                     appreciation. Under normal market conditions, the Portfolio will invest at least 80% of its investable assets in the
                     equity and equity-related securities of
                     large-capitalization companies measured, at the time of
                     purchase, to be within the market capitalization of the
LARGE CAP            Russell 1000(R) Index. In deciding which equity securities       JENNISON ASSOCIATES LLC
  VALUE              to buy, the subadvisor will use a value investment style
                     and will invest in common stocks that it believes are being valued at a discount to their intrinsic value, as defined
                     by the value of their earnings, free cash flow, the value
                     of their assets, their private market value, or some
                     combination of these factors. The subadvisor will look for catalysts that will help unlock a common stock's true
                     value.

                     AST JPMORGAN INTERNATIONAL EQUITY PORTFOLIO: seeks
                     long-term capital growth by investing in a diversified
                     portfolio of international equity securities. The Portfolio seeks to meet its objective by investing, under normal
INTERNATIONAL        market conditions, at least 80% of its assets in a                J.P. MORGAN INVESTMENT
   EQUITY            diversified portfolio of equity securities of companies              MANAGEMENT, INC.
                     located or operating in developed non-U.S. countries and
                     emerging markets of the world. The equity securities will
                     ordinarily be traded on a recognized foreign securities
                     exchange or traded in a foreign over-the-counter market in the country where the issuer is principally based, but may also be traded in other countries including the
                     United States.

                     AST J.P. MORGAN STRATEGIC OPPORTUNITIES PORTFOLIO: seeks to maximize total return, consisting of capital appreciation
                     and current income. The Portfolio invests in securities and financial instruments to gain exposure to global equity,
ASSET ALLOCATION     global fixed income and cash equivalent markets, including        J.P. MORGAN INVESTMENT
                     global currencies. The Portfolio may invest in equity and            MANAGEMENT, INC.
                     fixed income securities (including non-investment grade
                     bonds or "junk bonds") of issuers located within and
                     outside the United States or in open-end investment
                     companies advised by J.P. Morgan Investment Management,
                     Inc., the Portfolio's subadvisor, to gain exposure to
                     certain global equity and global fixed income markets.

                     AST LARGE-CAP VALUE PORTFOLIO: seeks current income and
                     long-term growth of income, as well as capital
LARGE CAP            appreciation. The Portfolio invests, under normal
 VALUE               circumstances, at least 80% of its net assets in common           EATON VANCE MANAGEMENT;
                     stocks of large capitalization companies. Large                      HOTCHKIS AND WILEY
                     capitalization companies are those companies with market          CAPITAL MANAGEMENT, LLC
                     capitalizations within the market capitalization range of
                     the Russell 1000 Value Index.

                     AST LORD ABBETT CORE FIXED INCOME PORTFOLIO (formerly AST
                     Lord Abbett Bond-Debenture Portfolio): seeks income and
                     capital appreciation to produce a high total return. Under normal market conditions, the Portfolio pursues its
                     investment objective by investing at least 80% of its net
                     assets in debt (or fixed income) securities of various
FIXED INCOME         types. The Portfolio primarily invests in securities issued or guaranteed by the U.S. government, its agencies or
                     government-sponsored enterprises; investment grade debt
                     securities of U.S. issuers; investment grade debt                LORD, ABBETT & CO. LLC
                     securities of non-U.S. issuers that are denominated in U.S.
                     dollars; mortgage-backed and other asset-backed securities;
                     senior loans, and loan participations and assignments; and
                     derivative instruments, such as options, futures contracts, forward contracts or swap agreements. The Portfolio
                     attempts to manage interest rate risk through its
                     management of the average duration of the securities it
                     holds in its portfolio. The Portfolio expects to maintain
                     its average duration range within two years of the bond
                     market's duration as measured by the Barclays Capital U.S.
                     Aggregate Bond Index (which was approximately five years as of December 31, 2010).


                     AST MARSICO CAPITAL GROWTH PORTFOLIO: seeks capital growth.
                     Income realization is not an investment objective and any
                     income realized on the Portfolio's investments, therefore, will be incidental to the Portfolio's objective. The
                     Portfolio will pursue its objective by investing primarily in common stocks of large companies that are selected for
                     their growth potential. Large capitalization companies are companies with market capitalizations within the market
                     capitalization range of the Russell 1000 Growth Index. In              MARSICO CAPITAL
 LARGE CAP           selecting investments for the Portfolio, the subadvisor                MANAGEMENT, LLC
  GROWTH             uses an approach that combines "top down" macroeconomic
                     analysis with "bottom up" stock LARGE CAP GROWTH selection.
                     The "top down" approach identifies sectors, industries and companies that may benefit from the trends the subadvisor
                     has observed. The subadvisor then looks for individual
                     companies with earnings growth potential that may not be
                     recognized by the market at large, utilizing a "bottom up"
                     stock selection process. The Portfolio will normally hold a core position of between 35 and 50 common stocks. The
                     Portfolio may hold a limited number of additional common
                     stocks at times when the Portfolio manager is accumulating new positions, phasing out and replacing existing positions or responding to exceptional market conditions.

                     AST MFS GLOBAL EQUITY PORTFOLIO: seeks capital growth.
                     Under normal circumstances the Portfolio invests at least
                     80% of its assets in equity securities. The Portfolio may L
 INTERNATIONAL       invest in the securities of U.S. and foreign issuers                    MASSACHUSETTS
    EQUITY           (including issuers in emerging market countries). While the          FINANCIAL SERVICES
                     portfolio may invest its assets in companies of any size,                COMPANY
                     the Portfolio generally focuses on companies with
                     relatively large market capitalizations relative to the
                     markets in which they are traded.

                     AST MFS GROWTH PORTFOLIO: seeks long-term capital growth
                     and future, rather than current income. Under normal market conditions, the Portfolio invests at least 80% of its net
 LARGE CAP           assets in common stocks and related securities, such as
  GROWTH             preferred stocks, convertible securities and depositary                 MASSACHUSETTS
                     receipts. The subadvisor focuses on investing the                    FINANCIAL SERVICES
                     Portfolio's assets in the stocks of companies it believes                COMPANY
                     to have above-average earnings growth potential compared to other companies. The subadvisor uses a "bottom up" as
                     opposed to a "top down" investment style in managing the
                     Portfolio.

                     AST MID-CAP VALUE PORTFOLIO: seeks to provide capital
                     growth by investing primarily in mid-capitalization stocks that appear to be undervalued. The Portfolio generally
 MID CAP             invests, under normal circumstances, at least 80% of the
  VALUE              value of its net assets in mid-capitalization companies.          EARNEST PARTNERS LLC;
                     Mid-capitalization companies are generally those that have            WEDGE CAPITAL
                     market capitalizations, at the time of purchase, within the          MANAGEMENT, LLP
                     market capitalization range of companies included in the
                     Russell Midcap(R) Value Index during the previous 12-months based on month-end data.

                     AST MONEY MARKET PORTFOLIO: seeks high current income while maintaining high levels of liquidity. The Portfolio invests
 FIXED INCOME        in high-quality, short-term, U.S. dollar denominated              PRUDENTIAL INVESTMENT
                     corporate, bank and government obligations. The Portfolio            MANAGEMENT, INC.
                     will invest in securities which have effective maturities
                     of not more than 397 days.

                     AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO: seeks
                     capital growth. Under normal market conditions, the
                     Portfolio invests at least 80% of its net assets in the
                     common stocks of mid-capitalization companies.
 MID CAP             Mid-capitalization companies are those companies whose            NEUBERGER BERMAN
 GROWTH              market capitalization is within the range of market                MANAGEMENT LLC
                     capitalizations of companies in the Russell Midcap(R)Growth
                     Index. Using fundamental research and quantitative
                     analysis, the subadvisor looks for fast-growing companies
                     that are in new or rapidly evolving industries. The
                     Portfolio may invest in foreign securities (including
                     emerging markets securities).


                     AST NEUBERGER BERMAN/LSV MID-CAP VALUE PORTFOLIO: seeks
                     capital growth. Under normal market conditions, the
                     Portfolio invests at least 80% of its net assets in the
                     common stocks of medium capitalization companies. For
                     purposes of the Portfolio, companies with market
                     capitalizations that fall within the range of the Russell
                     Midcap(R)Value Index at the time of investment are                 LSV ASSET MANAGEMENT;
                     considered medium capitalization companies. Some of the
   MID CAP           Portfolio's assets may be invested in the securities of               NEUBERGER BERMAN
    VALUE            large-cap companies as well as in small-cap companies.                 MANAGEMENT LLC
                     Neuberger Berman looks for well-managed companies whose
                     stock prices are undervalued and that may rise in price
                     before other investors realize their worth. LSV Asset
                     Management (LSV) follows an active investment strategy
                     utilizing a quantitative investment model to evaluate and
                     recommend investment decisions for its portion of the
                     Portfolio in a bottom-up, contrarian value approach.

                     AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO: seeks
                     long-term capital appreciation. The Portfolio normally
                     invests at least 80% of its net assets in equity securities of issuers (i) located in emerging market countries, which are generally those not considered to be developed market
                     countries, or (ii) included (or considered for inclusion)
INTERNATIONAL        as emerging markets issuers in one or more broad-based            PARAMETRIC PORTFOLIO
   EQUITY            market indices. Emerging market countries are generally              ASSOCIATES LLC
                     countries not considered to be developed market countries, and therefore not included in the Morgan Stanley Capital
                     International (MSCI) World Index. A company will be
                     considered to be located in an emerging market country if
                     it is domiciled in or derives more that 50% of its revenues or profits from emerging market countries. The Portfolio
                     seeks to employ a top-down, disciplined and structured
                     investment process that emphasizes broad exposure and
                     diversification among emerging market countries, economic
                     sectors and issuers.

                     AST PIMCO LIMITED MATURITY BOND PORTFOLIO: seeks to
                     maximize total return consistent with preservation of
                     capital and prudent investment management. The Portfolio
                     will invest, under normal circumstances, at least 80% of
                     the value of its net assets in fixed-income investments,
FIXED INCOME         which may be represented by forwards or derivatives such as         PACIFIC INVESTMENT
                     options, futures contracts, or swap agreements. The average       MANAGEMENT COMPANY LLC
                     portfolio duration normally varies within a one -to-three                (PIMCO)
                     year time-frame based on the subadvisor's forecast of
                     interest rates. The Portfolio may invest up to 10% total
                     assets in non-investment grade bonds which are commonly
                     known as "junk bonds".

                     AST PIMCO TOTAL RETURN BOND PORTFOLIO: seeks to maximize
                     total return consistent with preservation of capital and
                     prudent investment management. The Portfolio will invest,
                     under normal circumstances, at least 80% of the value of
FIXED INCOME         its net assets in fixed income investments, which may be            PACIFIC INVESTMENT
                     represented by forwards or derivatives such as options,           MANAGEMENT COMPANY LLC
                     futures contracts, or swap agreements. The average                       (PIMCO)
                     portfolio duration normally varies within two years (+/-)
                     of the duration of the Barclay's Capital U.S. Aggregate
                     Bond Index. The Portfolio may invest up to 10% total assets in non-investment grade bonds which are commonly known as
                     "junk bonds".

                     AST PRESERVATION ASSET ALLOCATION PORTFOLIO: seeks to
                     obtain a total return consistent with its specified level
                     of risk. The Portfolio primarily invests its assets in a
                     diversified portfolio of other mutual funds, within the
                     Advanced Series Trust and certain affiliated money market
                     funds. Under normal market conditions, the Portfolio will
ASSET ALLOCATION     devote approximately 35% of its net assets to underlying          PRUDENTIAL INVESTMENTS
                     portfolios investing primarily in equity securities (with a         LLC; QUANTITATIVE
                     range of 27.5% to 42.5%), and 65% of its net assets to            MANAGEMENT ASSOCIATES
                     underlying portfolios investing primarily in debt                          LLC
                     securities and money market instruments (with a range of
                     57.5% to 72.5%). The Portfolio is not limited to investing exclusively in shares of the underlying portfolios and may invest in securities, ETFs, and futures contracts, swap
                     agreements and other financial and derivative instruments.

                     AST QMA US EQUITY ALPHA PORTFOLIO: seeks long term capital appreciation. The portfolio utilizes a long/short
                     investment strategy and will normally invest at least 80%
                     of its net assets plus borrowings in equity and equity            QUANTITATIVE MANAGEMENT
LARGE CAP            related securities of US issuers. The benchmark index is               ASSOCIATES LLC
  BLEND              the Russell 1000(R) which is comprised of stocks
                     representing more than 90% of the market cap of the US
                     market and includes the largest 1000 securities in the
                     Russell 3000(R) index.


                     AST SCHRODERS MULTI-ASSET WORLD STRATEGIES PORTFOLIO: seeks long-term capital appreciation through a global flexible
                     asset allocation approach. This asset allocation approach
                     entails investing in traditional asset classes, such as
                     equity and fixed-income investments, and alternative asset
 ASSET ALLOCATION    classes, such as investments in real estate, commodities,          SCHRODER INVESTMENT
                     currencies, private equity, non-investment grade bonds,              MANAGEMENT NORTH
                     Emerging Market Debt and absolute return strategies. The               AMERICA INC.
                     sub-advisor seeks to emphasize the management of risk and
                     volatility. Exposure to different asset classes and
                     investment strategies will vary over time based upon the
                     subadvisor's assessments of changing market, economic,
                     financial and political factors and events.

                     AST SMALL-CAP GROWTH PORTFOLIO: seeks long-term capital
                     growth. The Portfolio pursues its objective by investing,
                     under normal circumstances, at least 80% of the value of
                     its assets in small-capitalization companies.                     EAGLE ASSET MANAGEMENT,
   SMALL CAP         Small-capitalization companies are those companies with a                   INC.
    GROWTH           market capitalization, at the time of purchase, no larger
                     than the largest capitalized company included in the
                     Russell 2000(R) Growth Index at the time of the Portfolio's investment.

                     AST SMALL-CAP VALUE PORTFOLIO: seeks to provide long-term
                     capital growth by investing primarily in
                     small-capitalization stocks that appear to be undervalued.
                     The Portfolio invests, under normal circumstances, at least
                     80% of the value of its net assets in small capitalization
                     stocks. Small capitalization stocks are the stocks of             CLEARBRIDGE ADVISORS,
                     companies with market capitalization that are within the             LLC; J.P. MORGAN
   SMALL CAP         market capitalization range of the Russell 2000(R)Value           INVESTMENT MANAGEMENT,
    VALUE            Index. Securities of companies whose market capitalizations          INC.; LEE MUNDER
                     no longer meet the definition of small capitalization               CAPITAL GROUP, LLC
                     companies after purchase by the Portfolio will still be
                     considered to be small capitalization companies for
                     purposes of the Portfolio's policy of investing, under
                     normal circumstances, at least 80% of the value of its
                     assets in small capitalization companies.

                     AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO: seeks a high level of total return by investing primarily in a
                     diversified portfolio of equity and fixed income
                     securities. The Portfolio normally invests approximately
                     60% of its total assets in equity securities and 40% in
                     fixed income securities. This mix may vary over shorter
ASSET ALLOCATION     time periods depending on the subadvisor's outlook for the             T. ROWE PRICE
                     markets. The subadvisor concentrates common stock                     ASSOCIATES, INC.
                     investments in larger, more established companies, but the
                     Portfolio may include small and medium-sized companies with good growth prospects. The fixed income portion of the
                     Portfolio will be allocated among investment grade
                     securities, high yield or "junk" bonds, emerging market
                     securities, foreign high quality debt securities and cash
                     reserves.

                     AST T. ROWE PRICE GLOBAL BOND PORTFOLIO: seeks to provide
                     high current income and capital growth by investing in
                     high-quality foreign and U.S. dollar-denominated bonds. The
                     Portfolio will normally invest at least 80% of its total
                     assets in fixed income securities. The Portfolio invests in all types of bonds, including those issued or guaranteed by
                     country-regionU.S. or foreign governments or their agencies and by foreign authorities, provinces and municipalities as well as investment grade corporate bonds, mortgage-related and asset-backed securities, and high-yield bonds of U.S.
                     and foreign issuers. The Portfolio generally invests in
                     countries where the combination of fixed-income returns and            T. ROWE PRICE
                     currency exchange rates appears attractive, or, if the                ASSOCIATES, INC.
                     currency trend is unfavorable, where the subadvisor
FIXED INCOME         believes that the currency risk can be minimized through
                     hedging. The Portfolio may also invest in convertible
                     securities, commercial paper and bank debt and loan
                     participations. The Portfolio may invest up to 20% of its
                     assets in the aggregate in below investment-grade,
                     high-risk bonds ("junk bonds") and emerging market bonds.
                     In addition, the Portfolio may invest up to 30% of its
                     assets in mortgage-related (including mortgage dollar rolls and derivatives, such as collateralized mortgage
                     obligations and stripped mortgage securities) and
                     asset-backed securities. The Portfolio may invest in
                     futures, swaps and other derivatives in keeping with its
                     objective.

                     AST T. ROWE PRICE LARGE-CAP GROWTH PORTFOLIO: seeks
                     long-term growth of capital by investing predominantly in
                     the equity securities of a limited number of large,
                     carefully selected, high-quality U.S. companies that are
 LARGE CAP           judged likely to achieve superior earnings growth. The             T. ROWE PRICE
  GROWTH             Portfolio takes a growth approach to investment selection         ASSOCIATES, INC.
                     and normally invests at least 80% of its net assets in the common stocks of large companies. Large companies are
                     defined as those whose market cap is larger than the median market cap of companies in the Russell 1000 Growth Index as of the time of purchase.


                     AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO: seeks
                     long-term capital growth primarily through investing in the common stocks of companies that own or develop natural
                     resources (such as energy products, precious metals and
                     forest products) and other basic commodities. The Portfolio invests, under normal circumstances, at least 80% of the
   SPECIALTY         value of its assets in natural resource companies. The
                     Portfolio may also invest in non-resource companies with           T. ROWE PRICE
                     the potential for growth. The Portfolio looks for companies       ASSOCIATES, INC.
                     that have the ability to expand production, to maintain
                     superior exploration programs and production facilities,
                     and the potential to accumulate new resources. Although at least 50% of Portfolio assets will be invested in U.S.
                     securities, up to 50% of total assets also may be invested in foreign securities.

                     AST WELLINGTON MANAGEMENT HEDGED EQUITY PORTFOLIO (formerly
                     AST Aggressive Asset Allocation Portfolio): Seeks to
                     outperform its blended benchmark index over a full market
                     cycle. The Portfolio will use a broad spectrum of
                     Wellington Management's equity investment strategies to
ASSET ALLOCATION     invest in a broadly diversified portfolio of common stocks       WELLINGTON MANAGEMENT
                     while also pursuing a downside risk overlay. The Portfolio            COMPANY, LLP
                     will normally invest at least 80% of its assets in common
                     stocks of small, medium and large companies and may also
                     invest up to 30% of its assets in equity securities of
                     foreign issuers and non-dollar securities.

                     AST WESTERN ASSET CORE PLUS BOND PORTFOLIO: seeks to
                     maximize total return, consistent with prudent investment
                     management and liquidity needs. The Portfolio's current
                     target average duration is generally 2.5 to 7 years. The
  FIXED INCOME       Portfolio pursues this objective by investing in all major          WESTERN ASSET
                     fixed income sectors with a bias towards non-Treasuries.          MANAGEMENT COMPANY
                     The Portfolio has the ability to invest up to 20% in below investment grade securities. Securities rated below
                     investment grade are commonly known as "junk bonds" or
                     "high yield" securities.

                     FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

                     FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND:
                     SEEKS CAPITAL APPRECIATION, WITH INCOME AS A SECONDARY
MODERATE ALLOCATION  GOAL. THE FUND NORMALLY INVESTS EQUAL PORTIONS IN CLASS 1        FRANKLIN TEMPLETON
                     SHARES OF FRANKLIN INCOME SECURITIES FUND; MUTUAL SHARES           SERVICES, LLC
                     SECURITIES FUND; AND TEMPLETON GROWTH SECURITIES FUND.

LIMITATIONS WITH OPTIONAL BENEFITS
As a condition of your participating in the optional living benefits, we limit the Investment Options to which you may allocate your Account Value. Broadly speaking, we offer two groups of "Permitted Sub-accounts". Under the first group (Group I), you can choose from among several asset allocation portfolios and you are not subject to mandatory quarterly re-balancing. We call the second group (Group II) our "Custom Portfolios Program." The Custom Portfolios Program offers a larger menu of portfolios, but you are subject to certain restrictions.
Specifically:


     . you must allocate at least 30% of your Account Value to certain fixed income portfolios (currently, the AST PIMCO Total Return Bond Portfolio, the AST Western Asset Core Plus Bond Portfolio, and the AST Lord Abbett Core Fixed Income Portfolio); and

     . you may allocate up to 70% in the portfolios listed in the table below; and
     . on each benefit quarter (or the next Valuation Day, if the quarter-end is not a Valuation Day), we will automatically re-balance your Sub-accounts used with this Program, so that the percentages devoted to each portfolio remain the same as those in effect on the immediately preceding quarter-end, subject to the predetermined mathematical formula inherent in the benefit. Note that on the first quarter-end following your participation in the Custom Portfolios Program, we will re-balance your Sub-accounts so that the percentages devoted to each portfolio remain the same as those in effect when you began the Custom Portfolios Program; and

  . between quarter-ends, you may re-allocate your Account Value among the Investment Options permitted within this category. If you reallocate, the next quarterly rebalancing will restore the percentages to those of your most recent reallocation.

While those who do not participate in any optional benefit generally may invest in any of the Investment Options described in the prospectus, only those who participate in the optional benefits listed in Group II below may participate in the Custom Portfolios

Program, you may not participate in our Automatic Rebalancing Program. WE MAY MODIFY OR TERMINATE THE CUSTOM PORTFOLIOS PROGRAM AT ANY TIME. ANY SUCH MODIFICATION OR TERMINATION WILL (I) BE IMPLEMENTED ONLY AFTER WE HAVE NOTIFIED YOU IN ADVANCE, (II) NOT AFFECT THE GUARANTEES YOU HAD ACCRUED UNDER THE OPTIONAL BENEFIT OR YOUR ABILITY TO CONTINUE TO PARTICIPATE IN THOSE OPTIONAL BENEFITS, AND (III) NOT REQUIRE YOU TO TRANSFER ACCOUNT VALUE OUT OF ANY PORTFOLIO IN WHICH YOU PARTICIPATED IMMEDIATELY PRIOR TO THE MODIFICATION OR TERMINATION. If you are not participating in the Custom Portfolios Program at the time of any modification or termination, or if you voluntarily transfer your Account Value out of the Custom Portfolios Program after any modification or termination, we may restrict your further eligibility to participate in the Custom Portfolios Program.

In the following tables, we set forth the optional benefits that you may have if you also participate in the Group I or Group II programs.

GROUP I: ALLOWABLE BENEFIT ALLOCATIONS


Highest Daily Lifetime Income
Spousal Highest Daily Lifetime Income    AST Academic Strategies Asset Allocation
                                         AST Advanced Strategies
                                         AST Balanced Asset Allocation
                                         AST BlackRock Global Strategies
                                         AST Capital Growth Asset Allocation
                                         AST CLS Growth Asset Allocation
                                         AST CLS Moderate Asset Allocation
                                         AST FI Pyramis(R)Asset Allocation
                                         AST First Trust Balanced Target
                                         AST First Trust Capital Appreciation Target
                                         AST Horizon Growth Asset Allocation
                                         AST Horizon Moderate Asset Allocation
                                         AST J.P. Morgan Strategic Opportunities
                                         AST Preservation Asset Allocation
                                         AST Schroders Multi-Asset World Strategies
                                         AST T. Rowe Price Asset Allocation
                                         AST Wellington Management Hedged Equity
                                         Franklin Templeton VIP Founding Funds
                                           Allocation Fund




Group II: Custom Portfolios Program

Highest Daily Lifetime Income            AST Academic Strategies Asset Allocation
Spousal Highest Daily Lifetime Income    AST Advanced Strategies
                                         AST AllianceBernstein Core Value
                                         AST American Century Income & Growth
                                         AST Balanced Asset Allocation
                                         AST BlackRock Value
                                         AST BlackRock Global Strategies
                                         AST CLS Growth Asset Allocation
                                         AST CLS Moderate Asset Allocation
                                         AST Capital Growth Asset Allocation
                                         AST Cohen & Steers Realty
                                         AST Federated Aggressive Growth
                                         AST FI Pyramis(R) Asset Allocation
                                         AST First Trust Balanced Target
                                         AST First Trust Capital Appreciation Target
                                         AST Global Real Estate
                                         AST Goldman Sachs Concentrated Growth


                                         AST Goldman Sachs Large-Cap Value
                                         AST Goldman Sachs Mid-Cap Growth
                                         AST Goldman Sachs Small-Cap Value
                                         AST High Yield
                                         AST Horizon Growth Asset Allocation
                                         AST Horizon Moderate Asset Allocation
                                         AST International Growth
                                         AST International Value
                                         AST Jennison Large-Cap Growth
                                         AST Jennison Large-Cap Value
                                         AST JP Morgan International Equity
                                         AST J.P. Morgan Strategic Opportunities
                                         AST Large-Cap Value
                                         AST Lord Abbett Core Fixed Income
                                         AST Marsico Capital Growth
                                         AST MFS Global Equity
                                         AST MFS Growth
                                         AST Mid-Cap Value
                                         AST Money Market
                                         AST Neuberger Berman Mid-Cap Growth
                                         AST Neuberger Berman/LSV Mid-Cap Value
                                         AST Parametric Emerging Markets Equity
                                         AST PIMCO Limited Maturity Bond
                                         AST PIMCO Total Return Bond
                                         AST Preservation Asset Allocation
                                         AST QMA US Equity Alpha
                                         AST Schroders Multi-Asset World Strategies
                                         AST Small-Cap Growth
                                         AST Small-Cap Value
                                         AST T. Rowe Price Asset Allocation
                                         AST T. Rowe Price Global Bond
                                         AST T. Rowe Price Large-Cap Growth
                                         AST T. Rowe Price Natural Resources
                                         AST Wellington Management Hedged Equity
                                         AST Western Asset Core Plus Bond
                                         Franklin Templeton VIP Founding Funds
                                           Allocation  Fund

                          FEES, CHARGES AND DEDUCTIONS

In this section, we provide detail about the charges you may incur if you own the Annuity.

The charges under each Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life of New Jersey may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

With regard to charges that are assessed as a percentage of the value of the Sub-accounts, please note that such charges are assessed through a reduction to the Unit value of your investment in each Sub-account, and in that way reduce your Account Value. A "Unit" refers to a share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

CONTINGENT DEFERRED SALES CHARGE ("CDSC"): The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC for each Purchase Payment is a percentage of the Purchase Payment being withdrawn. The charge decreases as the Purchase Payment ages. The aging of a Purchase Payment is measured from the date it is allocated to your Annuity. If you make a withdrawal of a Purchase Payment on the day before an anniversary of the date that Purchase Payment was allocated to the Annuity, we will use the CDSC percentage that would apply if the withdrawal was made on the following day. The charge is deducted from the Investment Options in the same proportion as the partial withdrawal upon which it is assessed. The imposition of a CDSC on a withdrawal will not result in any additional CDSC being incurred as a result of the amount withdrawn from the Annuity being greater than the amount of the withdrawal request (i.e., no CDSC will be imposed on the withdrawal of a CDSC).


Each Purchase Payment has its own schedule of CDSCs associated with it. The schedule of CDSCs associated with a Purchase Payment is determined when the Purchase Payment is allocated to the Annuity. The schedule of CDSCs applicable to a Purchase Payment is based on the total of all Purchase Payments allocated to the Annuity, including the full amount of the "new" Purchase Payment, when the Purchase Payment is allocated. Purchase Payments are not reduced by partial withdrawals for purposes of determining the applicable schedule of CDSCs. All Purchase Payments allocated to the Annuity on the same day will be treated as one Purchase Payment for purposes of determining the applicable schedule of CDSCs. The table of CDSCs is as follows:

TOTAL PURCHASE
PAYMENT
AMOUNT                                  AGE OF PURCHASE PAYMENT BEING WITHDRAWN

                     Less than  1 Year or  2 Years or  3 Years or  4 Years   5 Years   6 Years   7 Years
                                more but   more but    more but    or more   or more   or more   or more
                                less than  less than   less than   but less  but less  but less
                     1 Year     2 Years    3 Years     4 Years     than      than      than
                                                                   5 Years   6 Years   7 Years

Less than $50,000    5.0%       5.0%       4.0%        4.0%        3.0%      3.0%      2.0%      0%

$50,000 or more      5.0%       4.0%       4.0%        3.0%        3.0%      2.0%      2.0%      0%
but less than
$100,000

$100,000 or more     4.0%       3.0%       3.0%        2.0%        2.0%      2.0%      1.0%      0%
but less than
$250,000

$250,000 or more     3.0%       2.0%       2.0%        2.0%        1.0%      1.0%      1.0%      0%
but less than
$500,000

$500,000 or more     2.0%       2.0%       2.0%        1.0%        1.0%      1.0%      1.0%      0%
but less than
$1,000,000

$1,000,000 or more   2.0%       2.0%       1.0%        1.0%        1.0%      1.0%      1.0%      0%


With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see "Free Withdrawal Amounts" later in this prospectus). If the free withdrawal amount is not sufficient, we then assume that partial withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity (such as gains). You can request a partial withdrawal as either a "gross" or "net" withdrawal. In a "gross" withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding. Therefore, you may receive less than the dollar amount you specify. In a "net" withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Account Value. Therefore, a larger amount may be deducted from your Account Value than the amount you specify. See "Free Withdrawal Amounts" below for discussion as to how this might affect an optional living benefit you may have. Please be aware that under the Highest Daily Lifetime Income and Spousal Highest Daily Lifetime Income benefits: (a) for a gross withdrawal, if the amount requested exceeds the Annual Income Amount, the excess portion will be treated as Excess Income and (b) for a net withdrawal, if the amount you receive plus the amount of the CDSC deducted from your Account Value exceeds the Annual Income Amount, the excess portion will be treated as Excess Income (which has negative consequences under those benefits).

Upon surrender, we calculate a CDSC based on any Purchase Payments that have not been withdrawn. The Purchase Payments being withdrawn may be greater than your remaining Account Value. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. Thus, for example, the CDSC could be greater than if it were calculated as percentage of remaining Account Value.

We may waive any applicable CDSC as described herein.


PREMIUM BASED CHARGE. The Premium Based Charge reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, and other promotional expenses. The Premium Based Charge applicable to the Annuity is the sum of such charges applicable to each Purchase Payment. The Premium Based Charge is calculated on each Quarterly Annuity Anniversary for those Purchase Payments subject to the charge as of the prior Valuation Day. Each Purchase Payment is subject to a Premium Based Charge on each of the 28 Quarterly Annuity Anniversaries (i.e., for seven years) that occurs after the Purchase Payment is allocated to the Annuity. Once that time period has expired, the Purchase Payment is no longer subject to the Premium Based Charge. For purposes of calculating the Premium Based Charge: (a) a Purchase Payment is the amount of the Purchase Payment before we deduct any applicable fees, charges or taxes; and (b) Purchase Payments are not reduced by partial withdrawals taken from the Annuity.


The Premium Based Charge for each Purchase Payment is determined when it is allocated to the Annuity (except for those Purchase Payments that are allocated to the Annuity prior to the first Quarterly Annuity Anniversary) based on the total of all Purchase Payments received to date. With respect to those Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary, the associated Premium Based Charge percentage for each of those Purchase Payments is determined using the total of all Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary (that is, we total all the Purchase Payments received before the first Quarterly Annuity Anniversary to determine the Premium Based Charge that applies to each). For each Purchase Payment allocated to the Annuity on or after the first Quarterly Annuity Anniversary, the associated Premium Based Charge percentage during the seven year charge period is determined using the total of all Purchase Payments allocated to the Annuity through the date of the "new" Purchase Payment, including the full amount of that "new" Purchase Payment. That is, to determine which Premium Based Charge tier a given Purchase Payment being made currently (i.e., a "new" Purchase Payment) is assigned, we add that Purchase Payment amount to the sum of all prior Purchase Payments. A Purchase Payment received on a Quarterly Annuity Anniversary will be subject to its first Premium Based Charge on the next Quarterly Annuity Anniversary.

Each tier of Premium Based Charge is separated by a "breakpoint" dollar amount, as shown in the table below. If a portion of a Purchase Payment results in total Purchase Payments crossing a new Purchase Payment breakpoint (as set forth in the table below), then the ENTIRE "new" Purchase Payment will be subject to the Premium Based Charge applicable to that tier. Purchase Payments received on or after the first Quarterly Annuity Anniversary that result in breakpoints being reached will result in lower charge percentages for only such Purchase Payments and those that follow. ONCE A PREMIUM BASED CHARGE PERCENTAGE IS ESTABLISHED FOR ANY PURCHASE PAYMENT, SUCH PERCENTAGE IS FIXED AND WILL NOT BE REDUCED EVEN IF ADDITIONAL PURCHASE PAYMENTS ARE MADE OR PARTIAL WITHDRAWALS ARE TAKEN. PLEASE SEE APPENDIX C FOR EXAMPLES OF THE OPERATION OF THE PREMIUM BASED CHARGE. The Premium Based Charge is deducted pro-rata from the Sub-accounts (including the AST Investment Grade Bond Portfolio Sub-account) in which you maintain Account Value on the date the Premium Based Charge is due. If a Quarterly Annuity Anniversary falls on a day other than a Valuation Day, we will deduct the Premium Based Charge on the next following Valuation Day. If both a Premium Based Charge and a fee for an optional benefit are to be deducted on the same day, then the Premium Based Charge will be deducted first.

A Premium Based Charge is not deducted: (a) when there are no Purchase Payments subject to the Premium Based Charge; (b) on or after the Annuity Date; (c) if a Death Benefit has been determined under the Annuity (unless Spousal Continuation occurs); or (d) in the event of a full surrender of the Annuity (unless the full surrender occurs on a Quarterly Annuity Anniversary, in which case we will deduct the charge prior to terminating the Annuity).

The Premium Based Charge is not considered a withdrawal for any purpose, including determination of free withdrawals, CDSC, or calculation of values associated with the optional living benefits.

The table of Premium Based Charges is as follows:

    TOTAL PURCHASE PAYMENT AMOUNT                PREMIUM BASED CHARGE  ANNUAL EQUIVALENT OF
                                                 PERCENTAGE (DEDUCTED    PREMIUM BASED
                                                     QUARTERLY)         CHARGE PERCENTAGE

     Less than $50,000                                   0.1750%            0.70%
     $50,000 or more, but less than $100,000             0.1500%            0.60%
     $100,000 or more, but less than $250,000            0.1250%            0.50%
     $250,000 or more, but less than $500,000            0.0875%            0.35%
     $500,000 or more, but less than 1,000,000           0.0625%            0.25%
     $1,000,000 or more                                  0.0375%            0.15%


We will take the Premium Based Charge pro rata from each of the Sub-accounts (including an AST Investment Grade Bond Portfolio used as part of an optional living benefit).

TRANSFER FEE: Currently, you may make twenty free transfers between Investment Options each Annuity Year. We may charge $10 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or Custom Portfolio Program when we count the twenty free transfers. All transfers made on the same day will be treated as one transfer. Transfers made pursuant to a formula used with an optional benefit are not subject to the Transfer Fee and are not counted toward the twenty free transfers. Transfers made through any electronic method or program we specify are not counted toward the twenty free transfers. The transfer fee is deducted pro rata from all Sub-accounts in which you maintain Account Value immediately subsequent to the transfer.

ANNUAL MAINTENANCE FEE: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of most recently assessed Annual Maintenance Fee. The fee is taken out from the Sub-accounts pro rata. The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $50,000. For purposes of determining the sum of the Purchase Payments at the time the fee is deducted, we do not reduce Purchase Payments by the amount of withdrawals. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit. For Beneficiaries that elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Account Value and is only assessed if the Account Value is less than $25,000 at the time the fee is assessed. "Annuitization" is the process by which you "annuitize" your Account Value. When you annuitize, we apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner. The "Owner" is either an eligible entity or person named as having ownership rights in relation to the Annuity.

TAX CHARGE: We will pay company income taxes on the taxable corporate earnings created by this Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Annuity. We will periodically review the issue of charging for these taxes, and may charge for these taxes in the future. We reserve the right to impose a charge for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account.

In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. We do not pass these tax benefits through to holders of the Separate

Account annuity contracts because (i) the contract Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the Annuity.

INSURANCE CHARGE: We deduct an Insurance Charge daily based on the annualized rate shown in the "Summary of Contract Fees and Charges." The charge, which is equal to 0.85% annually, is assessed against the assets allocated to the Sub-accounts. The Insurance Charge is the combination of the MORTALITY & EXPENSE RISK CHARGE AND THE ADMINISTRATION CHARGE. The Insurance Charge is intended to compensate Pruco Life of New Jersey for providing the insurance benefits under the Annuity, including the Annuity's Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs.

OPTIONAL BENEFITS FOR WHICH WE ASSESS A CHARGE: If you elect to purchase optional benefits, we will deduct an additional charge. For the Highest Daily Lifetime Income benefits, the charge is assessed against the greater of the Account Value and the Protected Withdrawal Value and is taken out of the Sub-accounts quarterly. Please refer to the section entitled "Summary of Contract Fees and Charges" for the list of charges for each optional benefit.

SETTLEMENT SERVICE CHARGE: If your Beneficiary takes the death benefit under a Beneficiary Continuation Option, the Insurance Charge no longer applies. However, we then begin to deduct a Settlement Service Charge which is assessed daily against the assets allocated to the Sub-accounts and is equal to an annualized charge of 1.00%.

FEES AND EXPENSES INCURRED BY THE PORTFOLIOS: Each portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by each portfolio before it provides Pruco Life of New Jersey with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectuses for the portfolios.

ANNUITY PAYMENT OPTION CHARGES
There is no specific charge deducted from annuity payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

                             PURCHASING YOUR ANNUITY

REQUIREMENTS FOR PURCHASING THE ANNUITY

INITIAL PURCHASE PAYMENT: An initial Purchase Payment is considered the first Purchase Payment received by us in Good Order. This is the payment that issues your Annuity. All subsequent Purchase Payments allocated to the Annuity will be considered additional Purchase Payments. Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment of $10,000. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we may accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.


We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equal $1,000,000 or more with respect to the aggregate of all annuities you are purchasing from us (or that you already own) and/or our affiliates. To the extent allowed by state law, that required approval also will apply to a proposed change of owner of the Annuity, if as a result of the ownership change, full Purchase Payments would equal or exceed that $1 million threshold. WE MAY APPLY CERTAIN LIMITATIONS, RESTRICTIONS, AND/OR UNDERWRITING STANDARDS AS A CONDITION OF OUR ISSUANCE OF THE ANNUITY AND/OR ACCEPTANCE OF PURCHASE PAYMENTS.


Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner's ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, total surrenders, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.

Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life of New Jersey. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life of New Jersey via wiring funds through your Financial Professional's broker-dealer firm.

Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions. You can allocate Purchase Payments to one or more available Investment Options. Investment restrictions will apply if you elect optional benefits.

SPECULATIVE INVESTING: Do not purchase this Annuity if you, anyone acting on your behalf, and/or anyone providing advice to you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme now or at any time prior to termination of the Annuity. Your Annuity may not be traded on any stock exchange or secondary market. By purchasing this Annuity, you represent and warrant that you are not using this Annuity, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.

We will not issue an Annuity, permit changes in ownership or allow assignments to certain ownership types, including but not limited to: corporations, partnerships and endowments. Further, we will only issue an Annuity, allow changes of ownership of the Annuity and/or permit assignments of the Annuity to certain ownership types if the Annuity is held exclusively for the benefit of the designated annuitant. These rules are subject to state law. Additionally, we will not permit election or re-election of any optional living benefit by certain ownership types. We may issue an Annuity to ownership structures where the annuitant is also the participant in a Qualified or Non-Qualified employer sponsored plan and the Annuity represents his or her segregated interest in such plan. We reserve the right to further limit, restrict and/or change to whom we will issue an Annuity in the future, to the extent permitted by state law. Further, please be aware that we do not provide administration for employer-sponsored plans and may also limit the number of plan participants that elect to use our Annuity as a funding vehicle.

AGE RESTRICTIONS: Unless we agree otherwise and subject to our rules, the oldest of the Owner(s) and Annuitant(s) must not be older than 80 in order for us to issue the Annuity. The availability of certain optional living benefits may vary based on the age of the Owners and Annuitant. In addition, the selling firm through which you are purchasing the Annuity may impose a younger maximum issue age than what is described above - check with your selling firm for details. The "Annuitant" refers to the natural person upon whose life annuity payments payable to the Owner are based.

ADDITIONAL PURCHASE PAYMENTS: You may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for electronic funds transfer ("EFT") purchases). We may amend this Purchase Payment minimum, and/or limit the Investment Options to which you may direct Purchase Payments. Purchase Payments are not permitted after the Account Value is reduced to zero. WE MAY LIMIT OR REJECT ANY PURCHASE PAYMENT, BUT WOULD DO SO ONLY ON A NON-DISCRIMINATORY BASIS. Depending on the tax status of your Annuity (e.g, if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see the Tax Considerations section for additional information on these contribution limits.

Each additional Purchase Payment will be allocated to the Investment Options according to the instructions you provide with such Purchase Payment. You may not provide allocation instructions that apply to more than one additional Purchase Payment. Thus, if you have not provided allocation instructions with a particular Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding Sub-accounts to which you may not electively allocate Account Value.

We will accept additional Purchase Payments up to and including the day prior to the later of (a) the oldest Owner's 81st birthday (the Annuitant's 81st birthday, if the Annuity is owned by an entity), or (b) the first anniversary of the Issue Date, unless otherwise required by applicable law or regulation to maintain the tax status of the Annuity.

DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

     . Owner: Each Owner holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if each Owner provides us with an instruction that we find acceptable, we will permit each Owner to act independently on behalf of both Owners. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner." Prior to Annuitization, there is no right of survivorship (other than any spousal continuation right that may be available to a surviving spouse).

     . Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period. In limited circumstances and where allowed by law, we may allow you to name one or more "Contingent Annuitants" with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the prospectus.


     . Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary's relationship to you. If you use a class designation in lieu of designating individuals (e.g. "surviving children"), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If no Beneficiary is named, the Death Benefit will be paid to you or your estate. If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner, unless you elect an alternative Beneficiary designation.


Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

RIGHT TO CANCEL
You may cancel (or "Free Look") your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it (or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. Unless required by applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or tax charges deducted from the Purchase Payment upon allocation to the Annuity or imposed under the Annuity.

SCHEDULED PAYMENTS DIRECTLY FROM A BANK ACCOUNT
You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

SALARY REDUCTION PROGRAMS
These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program.

                             MANAGING YOUR ANNUITY

CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS

In general, you may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order, which will take effect on the date you sign the notice of change, subject to our receipt of the notice at our Service Office. As of the Valuation Day we receive an ownership change, any automated investment or withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Office.

Some of the changes we will not accept include, but are not limited to:

     . a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death;

     . a new Annuitant subsequent to the Annuity Date if the annuity option includes a life contingency;

     .    a new Annuitant prior to the Annuity Date if the Owner is an entity;

     . a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of spousal continuation;

     . any permissible designation change if the change request is received at our Service Office after the Annuity Date; and

     . A new Owner or Annuitant that is a certain ownership type, including but not limited to corporations, partnerships, endowments, and grantor trusts with multiple grantors.

In general, you may change the Owner, Annuitant, and Beneficiary designations as indicated above, and also may assign the Annuity. We will allow changes of ownership and/or assignments only if the Annuity is held exclusively for the benefit of the designated Annuitant, AND TO THE EXTENT ALLOWED BY STATE LAW. WE ARE NOT OBLIGATED TO PROCESS YOUR REQUEST WITHIN ANY PARTICULAR TIME frame. There are restrictions on designation changes when you have elected certain optional benefits. We assume no responsibility for the validity or tax consequences of any change of ownership.

DEATH BENEFIT SUSPENSION UPON CHANGE OF OWNER OR ANNUITANT. If there is a change of Owner or Annuitant, the change may affect the amount of the Death Benefit. See the Death Benefit section of this prospectus for additional details.

SPOUSAL DESIGNATIONS. If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner unless you elect an alternative Beneficiary designation.


Certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act(which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity's "spousal continuance" provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the annuity. Please note that there may be adverse federal tax consequences with distributions and other transactions upon the death of the first civil union or same-sex marriage partner.


CONTINGENT ANNUITANT
Generally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no Death Benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account").

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Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity. If the Custodial Account elects to continue the Annuity, the Death Benefit payable will equal the Death Benefit described in spousal continuation section of the Death Benefit section of this prospectus.

MANAGING YOUR ACCOUNT VALUE

There are several programs we administer to help you manage your Account Value, as described in this section.

DOLLAR COST AVERAGING PROGRAMS

We offer Dollar Cost Averaging Programs during the Accumulation Period. In general, Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts (if you make no selection, we will effect transfers on a monthly basis).

There is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market.

AUTOMATIC REBALANCING PROGRAMS

During the Accumulation Period, we offer Automatic Rebalancing among the Sub-accounts you choose. The "Accumulation Period" refers to the period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you choose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift. You may make additional transfers; however, the Automatic Rebalancing program will not reflect such transfers unless we receive instructions from you indicating that you would like to adjust the program. There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a Systematic Withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.

If you are participating in an optional living benefit (such as Highest Daily Lifetime Income) that makes transfers under a predetermined mathematical formula, and you have opted for automatic rebalancing, you should be aware that:
(a) the AST bond portfolio used as part of the predetermined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming to the percentage allocations that you specified originally as part of your Automatic Rebalancing Program.

FINANCIAL  PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS

Unless you direct otherwise, your Financial Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving Investment Options. IF YOUR FINANCIAL PROFESSIONAL HAS THIS AUTHORITY, WE DEEM THAT ALL SUCH TRANSACTIONS THAT ARE DIRECTED BY YOUR FINANCIAL PROFESSIONAL WITH RESPECT TO YOUR ANNUITY HAVE BEEN AUTHORIZED BY YOU. You will receive a confirmation of any financial transaction involving the purchase or sale of Units of your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the Investment Options available for transfers or allocation of Purchase Payments by such Financial Professional. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions. PLEASE NOTE:
Contracts managed by your Financial Professional also are subject to the restrictions on transfers between Investment Options that are discussed in the section below entitled "RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS." We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.prudentialannuities.com). Limitations that we may impose on your Financial Professional under the terms of an administrative agreement (e.g., a custodial agreement) do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this prospectus.

RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS

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During the Accumulation Period you may transfer Account Value between Investment
Options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account you allocate Account Value to at the time of any allocation or transfer. Although we do not currently impose a minimum transfer amount, we reserve the right to require that any transfer be at least $50.

Transfers under this Annuity consist of those you initiate or those made under a systematic program, such as a dollar cost averaging program, or pursuant to a mathematical formula required as part of an optional benefit (e.g., Highest Daily Lifetime Income). The transfer restrictions discussed in this section apply only to the former type of transfer (i.e., a transfer that you initiate).

Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in Good Order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", and (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and (iii) do not count any transfer that involves one of our systematic programs, such as automated withdrawals.

Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a portfolio manager to manage a portfolio's investments. Frequent transfers may cause the portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the portfolios; or (b) we are informed by a portfolio (e.g., by the portfolio's portfolio manager) that the purchase or redemption of shares in the portfolio must be restricted because the portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:

     . With respect to each Sub-account (other than the AST Money Market Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as auto-rebalancing or under a predetermined mathematical formula used with an optional living benefit; and (ii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.

     . We reserve the right to effect transfers on a delayed basis. That is, we may price a transfer involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the transfer request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.

If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.

There are contract Owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract Owners who are subject to such limitations. Finally, there are contract Owners of other variable annuity contracts or variable life contracts that are issued by Pruco Life of New Jersey as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract Owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract Owners. Similarly, while contracts managed by a Financial Professional are subject to the restrictions on transfers between Investment Options that are discussed above, if the Financial Professional manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract Owners invested in the affected

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options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional) and will not waive a transfer restriction for any Owner.

ALTHOUGH OUR TRANSFER RESTRICTIONS ARE DESIGNED TO PREVENT EXCESSIVE TRANSFERS, THEY ARE NOT CAPABLE OF PREVENTING EVERY POTENTIAL OCCURRENCE OF EXCESSIVE TRANSFER ACTIVITY. The portfolios have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce any such current or future policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter or its transfer agent that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual contract Owners (including an Annuity Owner's TIN number), and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short-term trading fee (redemption fee) in connection with a transfer out of the Sub-account investing in that portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each portfolio determines the amount of the short-term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Account Value, to the extent allowed by law. At present, no portfolio has adopted a short-term trading fee.

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                             ACCESS TO ACCOUNT VALUE

TYPES OF DISTRIBUTIONS AVAILABLE TO YOU

During the Accumulation Period you can access your Account Value through partial withdrawals, systematic withdrawals, and where required for tax purposes, Required Minimum Distributions. You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, the Premium Based Charge if the surrender occurs on the Quarterly Anniversary that the charge is due, and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free Withdrawals." Unless you notify us differently as permitted, partial withdrawals are taken pro rata (i.e. "pro rata" meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). Each of these types of distributions is described more fully below.

If you participate in any optional living benefit, and you take a withdrawal deemed to be Excess Income that brings your Account Value to zero, both the benefit and the Annuity itself will terminate.

TAX IMPLICATIONS FOR DISTRIBUTIONS

PRIOR TO ANNUITIZATION
For a non-qualified Annuity, a distribution prior to Annuitization is deemed to come first from any "gain" in your Annuity and second as a return of your "cost basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

DURING THE ANNUITIZATION PERIOD
For a non-qualified Annuity, during the Annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any cost basis you have in your Annuity. Once the cost basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The cost basis in your Annuity may be based on the cost basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

For more information about non-qualified Annuities and for information about qualified Annuities, see "Tax Considerations".

FREE WITHDRAWAL AMOUNTS
You can make a full or partial withdrawal from the Annuity during the Accumulation Period, although a CDSC, and tax consequences may apply. The Annuity offers a "Free Withdrawal" amount that applies only to partial withdrawals. The Free Withdrawal amount is the amount that can be withdrawn from your Annuity each Annuity Year without the application of any CDSC. The Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments that are currently subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.

     . The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent partial withdrawal or surrender of your Annuity.
     . You can also make partial withdrawals in excess of the Free Withdrawal amount. The minimum partial withdrawal you may request is $100.

To determine if a CDSC applies to partial withdrawals, we:

1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC.
2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts may be subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis.
3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.

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You can request a partial withdrawal as either a "gross" or "net" withdrawal. In a "gross" withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding. Therefore, you may receive less than the dollar amount you specify. In a "net" withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Account Value. Therefore, a larger amount may be deducted from your Account Value than the amount you specify. We will deduct the partial withdrawal from your Account Value in accordance with your instructions, although if you are participating in an optional living benefit, your withdrawal must be taken pro rata from each of your Investment Options.

Please be aware that although a given withdrawal may qualify as a free withdrawal for purposes of not incurring a CDSC, the amount of the withdrawal could exceed the Annual Income Amount under one of the Highest Daily Lifetime Income benefits. In that scenario, the withdrawal would be deemed "Excess Income" - thereby reducing your Annual Income Amount for future years. For example, if the Annual Income Amount under Highest Daily Lifetime Income were $2000 and a $2500 withdrawal that qualified as a free withdrawal were made, the withdrawal would be deemed Excess Income, in the amount of $500.

SYSTEMATIC WITHDRAWALS DURING THE ACCUMULATION PERIOD
You can receive systematic withdrawals of earnings only, or a flat dollar amount. Systematic withdrawals may be subject to any applicable CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

Systematic withdrawals can be made from Account Value allocated to the Sub-accounts. The minimum amount for each systematic withdrawal is $100. If any scheduled systematic withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled systematic withdrawal.

We will withdraw systematic withdrawals from the Sub-accounts you have designated. Unless you notify us differently as permitted, withdrawals are taken pro rata based on the Account Value in the Sub-accounts at the time we pay out your withdrawal (i.e. "pro rata" meaning that the percentage of each such investment option withdrawn is the same percentage that such investment option bears to the total Account Value). Please note that if you are participating in certain optional living benefits (e.g., Highest Daily Lifetime Income Benefit), systematic withdrawals must be taken pro rata.

SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(T)/72(Q) OF THE INTERNAL REVENUE CODE If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments." For Annuities issued as non-qualified annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) may be subject to a CDSC. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.

Please note that if a withdrawal under Sections 72(t) or 72(q) was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the withdrawal on December 28 or on the last Valuation Day prior to December 28th of that year.

REQUIRED MINIMUM DISTRIBUTIONS
Required Minimum Distributions are a type of systematic withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make systematic withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC (if applicable) on Required Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the Required Minimum Distribution and is paid out through a program of systematic withdrawals that we make available. However, a CDSC (if applicable) may be assessed on that portion of a systematic withdrawal that is taken to satisfy the Required Minimum Distribution rules in relation to other savings or investment plans under other qualified retirement plans.

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The amount of the Required Minimum Distribution may depend on other annuities, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to systematic withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution rules under the Code. Please see "Living Benefits" for further information relating to Required Minimum Distributions if you own a living benefit.

In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment as described herein.

Please note that if a Required Minimum Distribution was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the Required Minimum Distribution on December 28 or on the last Valuation Day prior to December 28th of that year.

See "Tax Considerations" for a further discussion of Required Minimum Distributions.

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                                   SURRENDERS

SURRENDER VALUE

During the Accumulation Period you can surrender your Annuity at any time, and will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

Please Note: Although the Premium Based Charge is not included in the surrender value calculation, if you surrender your Annuity on a Quarterly Annuity Anniversary, any applicable Premium Based Charges will apply.

MEDICALLY-RELATED SURRENDERS


Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related "Contingency Event" as described below. Although a CDSC will not apply to a qualifying medically-related surrender, please be aware that a withdrawal from the Annuity before you have reached age 59 1/2 may be subject to a 10% tax penalty and other tax consequences - see the Tax Considerations section of this prospectus.


If you request a full surrender, the amount payable will be your Account Value.

This waiver of any applicable CDSC is subject to our rules in place at the time of your request, which currently include but are not limited to the following:
..    If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the "Contingency
     Event" described below in order to qualify for a medically-related surrender;
..    If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
..    If the Owner is one or more natural persons, all such Owners must also be alive at such time;
..    We must receive satisfactory proof of the Owner's (or the Annuitant's if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and
..    no additional Purchase Payments can be made to the Annuity.


We reserve the right to impose a maximum amount of a medically-related surrender (equal to $500,000), but we do not currently impose that maximum. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of medically-related surrenders you have taken previously under this Annuity and any other annuities we and/or our affiliates have issued to you exceeds that maximum amount, we reserve the right to treat the amount exceeding that maximum as not an eligible medically-related surrender. A "Contingency Event" occurs if the Owner (or Annuitant if entity-owned) is:


..    first confined in a "Medical Care Facility" after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically Related surrender request at our Service Office; or

..    first diagnosed as having a "Fatal Illness" after the Issue Date and while the Annuity is in force. We may require a second or third opinion by a physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.

"Fatal Illness" means a condition (a) diagnosed by a licensed physician; and (b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. "Medical Care Facility" means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically-necessary in-patient care, which is (a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and (d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records.

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ANNUITY OPTIONS

Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit, if any, is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit). We currently make annuity options available that provide fixed annuity payments. Fixed annuity payments provide the same amount with each payment. Please refer to the "Living Benefits" section in this prospectus for a description of annuity options that are available when you elect one of the living benefits. You must annuitize your entire Account Value; partial annuitizations are not allowed.

You have a right to choose your annuity start date, provided that it is no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant whichever occurs first ("Latest Annuity Date") and no earlier than the earliest permissible Annuity Date. You may choose one of the Annuity Options described below, and the frequency of annuity payments. You may change your choices before the Annuity Date. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the Latest Annuity Date. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years).

If needed, we will require proof in Good Order of the Annuitant's age before commencing annuity payments.

Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover any life income annuity payments that we made after the death of the Annuitant.

If the initial annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law). Instead, we will pay you your current Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2000 on the Annuity Date.

Once annuity payments begin, you no longer receive benefits under any optional living benefit (unless you have annuitized under that benefit) or the Death Benefit described below.

Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

Please note that you may not annuitize within the first Annuity Year..

OPTION 1
ANNUITY PAYMENTS FOR A PERIOD CERTAIN: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies during the income phase, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary or your estate if no Beneficiary is named for the remainder of the period certain. If the Beneficiary so chooses, we will make a single lump sum payment. The amount of the lump sum payment is determined by calculating the present value of the unpaid future period certain payments. This is done by using the interest rate used to compute the actual payments.

OPTION 2
LIFE INCOME ANNUITY OPTION WITH A PERIOD CERTAIN: Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our then current rules, and thereafter until the death of the Annuitant. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If the Beneficiary so chooses, we will make a single lump sum payment. The amount of the lump sum payment is determined by calculating the present value of the unpaid future period certain payments. This is done by using the interest rate used to compute the actual payments. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant's life expectancy at the time the Annuity

Option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

OTHER ANNUITY OPTIONS WE MAY MAKE AVAILABLE

At the Annuity Date, we may make available other annuity options not described above. The additional options we currently offer are:
..    Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.
..    Joint Life Annuity Option. Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.
..    Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants' joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.

We reserve the right to cease offering any of these Other Annuity Options. If we do so, we will amend this prospectus to reflect the change.

                                 LIVING BENEFITS

Pruco Life of New Jersey offers different optional living benefits, for an additional charge, that can provide investment protection for Owners while they are alive. Notwithstanding the additional protection provided under the optional living benefits, the additional cost has the impact of reducing net performance of the Investment Options. Each optional benefit offers a type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional living benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:

..    guaranteeing a minimum amount of growth to be used as the basis for lifetime withdrawals; or
..    guaranteeing a minimum amount of growth to be used as the basis for withdrawals over the life of two spouses

The "living benefits" are as follows:

..    Highest Daily Lifetime (R) Income Benefit
..    Spousal Highest Daily Lifetime (R) Income Benefit


Each living benefit requires your participation in a predetermined mathematical formula that may transfer your account value between the Sub-accounts you have chosen and certain bond portfolio Sub-accounts of AST. Highest Daily Lifetime Income and Spousal Highest Daily Lifetime Income use the same predetermined mathematical formula. Under the predetermined mathematical formula used with the Highest Daily Lifetime Income benefits, your Account Value may be transferred between certain "permitted Sub-accounts" on the one hand and the AST Investment Grade Bond Sub-account on the other hand. The formula is not investment advice. These restrictions and the use of the formula may reduce the likelihood that we will be required to make payments to you under the living benefits.


Here is a general description of the type of living benefits that are offered under this Annuity:


LIFETIME GUARANTEED MINIMUM WITHDRAWAL BENEFITS. These benefits are designed for someone who wants a guaranteed lifetime income stream through withdrawals over time, rather than by annuitizing. Please note that there is a Latest Annuity Date under your Annuity, by which date annuity payments must commence. Highest Daily Lifetime Income is one example of this type of benefit.


Please refer to the benefit description that follows for a complete description of the terms, conditions and limitations of each optional benefit. See the chart in the "Investment Options" section of the prospectus for a list of Investment Options available and permitted with each benefit. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. As is the case with optional living benefits in general, the fulfillment of our guarantee under these benefits is dependent on our claims-paying ability.

Under either Guaranteed Lifetime Withdrawal Benefit, WITHDRAWALS IN EXCESS OF THE ANNUAL INCOME AMOUNT, CALLED "EXCESS INCOME," WILL RESULT IN A PERMANENT REDUCTION IN FUTURE GUARANTEED WITHDRAWAL AMOUNTS.

TERMINATION OF EXISTING BENEFITS AND ELECTION OF NEW BENEFITS
If you elect an optional living benefit, you may subsequently terminate the benefit and elect one of the then currently available benefits, subject to availability of the benefit at that time and our then current rules. There is currently no waiting period for such an election (you may elect a new benefit beginning on the next Valuation Day), provided that upon such an election, your Account Value must be allocated to the Investment Options prescribed for the optional benefit. We reserve the right to waive, change and/or further limit availability and election frequencies in the future. Check with your Financial Professional regarding the availability of re-electing or electing a benefit and any waiting period. The benefit you re-elect or elect may not provide the same guarantees and/or may be more expensive than the benefit you are terminating. NOTE THAT ONCE YOU TERMINATE AN EXISTING BENEFIT, YOU LOSE THE GUARANTEES THAT YOU HAD ACCUMULATED UNDER YOUR EXISTING BENEFIT AND WILL BEGIN THE NEW GUARANTEES UNDER THE NEW BENEFIT YOU ELECT BASED ON YOUR ACCOUNT VALUE AS OF THE DATE THE NEW BENEFIT BECOMES EFFECTIVE. You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you.


Certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act(which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity's "spousal continuance" provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the annuity. Please note that there may be adverse federal tax consequences with distributions and other transactions upon the death of the first civil union or same-sex marriage partner.

                      HIGHEST DAILY LIFETIME INCOME BENEFIT

Highest Daily Lifetime(R) Income Benefit is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for life. We reserve the right, in our sole discretion, to cease offering this benefit for new elections, at any time.

We offer a benefit that guarantees until the death of the single designated life (the Annuitant) the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life provided that you do not take withdrawals treated as Excess Income that result in your Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal". All other partial withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero (for any reason other than due to partial withdrawals of Excess Income). Highest Daily Lifetime Income may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments. You are not required to take withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Highest Daily Lifetime Income is the predetermined mathematical formula we employ that may periodically transfer your Account Value to and from the AST Investment Grade Bond Sub-account. See the section below entitled "How Highest Daily Lifetime Income Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."

The income benefit under Highest Daily Lifetime Income currently is based on a single "designated life" who is at least 45 years old on the date that the benefit is acquired. Highest Daily Lifetime Income is not available if you elect any other optional living benefit. As long as your Highest Daily Lifetime Income is in effect, you must allocate your Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section.

ALTHOUGH YOU ARE GUARANTEED THE ABILITY TO WITHDRAW YOUR ANNUAL INCOME AMOUNT FOR LIFE EVEN IF YOUR ACCOUNT VALUE FALLS TO ZERO, IF YOU TAKE A WITHDRAWAL OF EXCESS INCOME THAT BRINGS YOUR ACCOUNT VALUE TO ZERO, YOUR ANNUAL INCOME AMOUNT ALSO WOULD FALL TO ZERO, AND THE BENEFIT AND THE ANNUITY THEN WOULD TERMINATE. IN THAT SCENARIO, NO FURTHER AMOUNT WOULD BE PAYABLE UNDER HIGHEST DAILY LIFETIME INCOME.

KEY FEATURE - PROTECTED WITHDRAWAL VALUE
The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. The Protected Withdrawal Value is separate from your Account Value and not available as cash or a lump sum withdrawal. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Account Value. On each Valuation Day thereafter, until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraphs.

The "Periodic Value" initially is equal to the Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:

(1) the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment made on the Current Valuation Day (the Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal); and

(2) the Account Value on the current Valuation Day.

If you have not made a Lifetime Withdrawal on or before the 12/th/ Anniversary of the effective date of the benefit, your Periodic Value on the 12/th/ Anniversary of the benefit effective date is equal to the greater of:

(1)  the Periodic Value described above, or

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


(2) the sum of (a), (b) and (c) below proportionally reduced for any Non-Lifetime Withdrawal:

     (a) 200% of the Account Value on the effective date of the benefit including any Purchase Payments made on that day;
     (b) 200% of all Purchase Payments made within one year following the effective date of the benefit; and
     (c) all Purchase Payments made after one year following the effective date of the benefit.

Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments reduced for subsequent Lifetime Withdrawals (see examples that begin immediately prior to the sub-heading below entitled "Example of dollar-for-dollar reductions").

KEY FEATURE - ANNUAL INCOME AMOUNT UNDER HIGHEST DAILY LIFETIME INCOME
The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the Annuitant on the date of the first Lifetime Withdrawal. The percentages are: 3% for ages 45-54; 4% for ages 55 to less than 59 1/2; 5% for ages 59 1/2 to 84, and 6% for ages 85 or older. Under Highest Daily Lifetime Income, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio.

AS DISCUSSED IN THIS PARAGRAPH, WHEN YOU MAKE A PARTIAL WITHDRAWAL THAT IS SUBJECT TO A CDSC AND/OR TAX WITHHOLDING, WE WILL IDENTIFY THE AMOUNT THAT INCLUDES NOT ONLY THE AMOUNT YOU ACTUALLY RECEIVE, BUT ALSO THE AMOUNT OF THE CDSC AND/OR TAX WITHHOLDING, TO DETERMINE WHETHER YOUR WITHDRAWAL HAS EXCEEDED THE ANNUAL INCOME AMOUNT. WHEN YOU TAKE A PARTIAL WITHDRAWAL, YOU MAY REQUEST A "GROSS" WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY CDSC AND/OR TAX WITHHOLDING DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE. THE PORTION OF A WITHDRAWAL THAT EXCEEDED YOUR ANNUAL INCOME AMOUNT (IF ANY) WOULD BE TREATED AS EXCESS INCOME AND THUS WOULD REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A "NET" WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY CDSC AND/OR TAX WITHHOLDING (E.G., $240) BE APPLIED TO YOUR REMAINING ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY CDSC AND/OR TAX WITHHOLDING (IN THIS EXAMPLE, A TOTAL OF $2240). THE AMOUNT OF THAT SUM (E.G., THE $2000 YOU RECEIVED PLUS THE $240 FOR THE CDSC AND/OR TAX WITHHOLDING) THAT EXCEEDS YOUR ANNUAL INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.

You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.


Any Purchase Payment that you make subsequent to the election of Highest Daily Lifetime Income and subsequent to the first Lifetime Withdrawal will
(i) immediately increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the Annuitant at the time of the first Lifetime Withdrawal (the percentages are: 3% for ages 45 -54 ; 4% for ages 55 to less than 59 1/2; 5% for ages 59 1/2 to 84, and 6% for ages 85 or older) and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.


If your Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

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


HIGHEST DAILY AUTO STEP-UP
An automatic step-up feature ("Highest Daily Auto Step-Up") is part of Highest Daily Lifetime Income. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Auto Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the Annuitant on the Annuity Anniversary as of which the step-up would occur. The percentages are: 3% for ages 45 - 54; 4% for ages 55 to less than 59 1/2; 5% for ages 59 1/2 - 84, and 6% for ages 85 or older. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. All daily valuations and annual step-ups will only occur on a Valuation Day. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Highest Daily Lifetime Income has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Highest Daily Lifetime Income upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should consult with your Financial Professional and carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges."

If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

Highest Daily Lifetime Income does not affect your ability to take withdrawals under your Annuity, or limit your ability to take partial withdrawals that exceed the Annual Income Amount. Under Highest Daily Lifetime Income, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative Lifetime Withdrawals in any Annuity Year are less than the Annual Income Amount, you cannot carry over the unused portion of the Annual Income Amount to subsequent Annuity Years. If your cumulative (partial) Lifetime Withdrawals in an Annuity Year exceed the Annual Income Amount, your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules).

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime Income or any other fees and charges under the Annuity. Assume the following for all three examples:

     .    The Issue Date is November 1, 2011
     .    Highest Daily Lifetime Income is elected on August 1, 2012
     . The Annuitant was 70 years old when he/she elected Highest Daily Lifetime Income
     .    The first withdrawal is a Lifetime Withdrawal

EXAMPLE OF DOLLAR-FOR-DOLLAR REDUCTIONS
On October 24, 2012, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the designated life is between the ages of 59 1/2 and 84 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the

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remaining Annual Income Amount for that Annuity Year (up to and including
October 31, 2012) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($6,000 less $2,500 = $3,500).

EXAMPLE OF PROPORTIONAL REDUCTIONS
Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 29, 2012 and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $1,500 reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the Excess Income to the Account Value immediately prior to the Excess Income. (Note that if there are other future withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

HERE IS THE CALCULATION:

     Account Value before Lifetime withdrawal                        $118,000.00
     Less amount of "non" Excess Income                              $  3,500.00
     Account Value immediately before Excess Income of $1,500        $114,500.00
     Excess Income amount                                            $   1500.00
     Ratio                                                                 1.31%
     Annual Income Amount                                            $  6,000.00
     Less ratio of 1.31%                                             $     78.60
     Annual Income Amount for future Annuity Years                   $  5,921.40

EXAMPLE OF HIGHEST DAILY AUTO STEP-UP
On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the Annuitant's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is greater than the Annual Income Amount, adjusted for Excess Income and additional Purchase Payments.

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the Excess Income on October 29 reduces the amount to $5,921.40 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 5% (since the designated life is between 59 1/2 and 84 on the date of the potential step-up) of the highest daily Account Value, adjusted for withdrawals and Purchase Payments, is greater than $5,921.40. Here are the calculations for determining the daily values. Only the October 26 value is being adjusted for Excess Income as the October 30, October 31 and November 1 Valuation Days occur after the Excess Income on October 29.


                                       HIGHEST DAILY VALUE
                                          (ADJUSTED FOR              ADJUSTED ANNUAL
                                       WITHDRAWAL AND PURCHASE   INCOME AMOUNT (5% OF THE
 DATE*               ACCOUNT VALUE          PAYMENTS)**            HIGHEST DAILY VALUE)
 -----               -------------    -----------------------    ------------------------
 October 26, 2012     $119,000.00           $119,000.00                 $5,950.00
 October 29, 2012     $113,000.00           $113,986.98                 $5,699.35
 October 30, 2012     $113,000.00           $113,986.98                 $5,699.35
 October 31, 2012     $119,000.00           $119,000.00                 $5,950.00
 November 1, 2012     $118,473.00           $119,000.00                 $5,950.00

* In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be the Annuity Anniversary and every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the first Valuation Date in the Annuity Year.

** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 26, resulting in an adjusted Annual Income Amount of $5,950.00. This amount is adjusted on October 29 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

     . The Account Value of $119,000 on October 26 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for the Annuity Year), resulting in Account Value of $115,500 before the Excess Income.
     . This amount ($115,500) is further reduced by 1.31% (this is the ratio in the above example which is the Excess Income divided by the Account Value immediately preceding the Excess Income) resulting in a Highest Daily Value of $113,986.98.
     . The adjusted October 29 Highest Daily Value, $113,986.98, is carried forward to the next Valuation Date of October 30. At this time, we compare this amount to the Account Value on October 30, $113,000. Since the October 29 adjusted Highest Daily Value of $113,986.98 is greater than the October 30 value, we will continue to carry $113,986.98 forward to the next

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         Valuation Day of October 31. The Account Value on October 31,
         $119,000.00, becomes the final Highest Daily Value since it exceeds the $113,986.98 carried forward.
     . The October 31 adjusted Highest Daily Value of $119,000.00 is also greater than the November 1 value, so we will continue to carry $119,000.00 to the final Valuation Day of November 1.

In this example, the final Highest Daily Value of $119,000.00 is converted to an Annual Income Amount based on the applicable percentage of 5%, generating an Annual Income Amount of $5,950.00. Since this amount is greater than the current year's Annual Income Amount of $5,921.40 (adjusted for Excess Income), the Annual Income Amount for the next Annuity Year, starting on November 1, 2012 and continuing through October 31, 2013, will be stepped-up to $5,950.00.

NON-LIFETIME WITHDRAWAL FEATURE
You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under Highest Daily Lifetime Income. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. The amount of the Non-Lifetime Withdrawal cannot be more than the amount that would cause the Annuity to be taken below the minimum Surrender Value after a withdrawal for your Annuity. This Non-Lifetime Withdrawal will not establish your initial Annual Income Amount and the Periodic Value described above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with Highest Daily Lifetime Income. You must tell us at the time you take the partial withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under Highest Daily Lifetime Income. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Annual Income Amount which is based on your Protected Withdrawal Value. Once you elect to take the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime Withdrawals may be taken.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value and the Periodic Value guarantee on the twelfth anniversary of the benefit effective date, described above, by the percentage the total withdrawal amount (including any applicable CDSC) represents of the then current Account Value immediately prior to the withdrawal.

If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal. Thus, the first withdrawal will be a Lifetime Withdrawal.

EXAMPLE - NON-LIFETIME WITHDRAWAL (PROPORTIONAL REDUCTION)
This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

Assume the following:
     .    The Issue Date is December 1, 2011
     .    Highest Daily Lifetime Income is elected on September 4, 2012
     .    The Account Value at benefit election was $105,000
     . The Annuitant was 70 years old when he/she elected Highest Daily Lifetime Income
     .    No previous withdrawals have been taken under Highest Daily Lifetime
          Income

On October 3, 2012, the Protected Withdrawal Value is $125,000, the 12th benefit year minimum Periodic Value guarantee is $210,000, and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on October 3, 2012 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with Highest Daily Lifetime Income will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

HERE IS THE CALCULATION:

      Withdrawal amount                                              $ 15,000
      Divided by Account Value before withdrawal                     $120,000
      Equals ratio                                                    12.5%
      All guarantees will be reduced by the above ratio              (12.5%)
      Protected Withdrawal Value                                     $109,375
      12th benefit year Minimum Periodic Value                       $183,750

REQUIRED MINIMUM DISTRIBUTIONS

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Required Minimum Distributions ("RMD") for this Annuity must be taken by April
1st in the year following the date you turn age 70 1/2 and by December 31st for subsequent calendar years. If the annual RMD amount is greater than the Annual Income Amount, a withdrawal of the RMD amount will not be treated as a withdrawal of Excess Income, as long as the RMD amount is calculated by us for this Annuity and administered under a program we support each calendar year. If you are not participating in an RMD withdrawal program each calendar year, you can alternatively satisfy the RMD amount without it being treated as a withdrawal of Excess Income as long as you abide by the following:

The total amount within an Annuity Year that can be withdrawn is equal to:

1.   the Annual Income Amount remaining in the current Annuity Year, plus,

2.   The difference between:

a. The RMD amount (assuming the RMD amount is greater than the Annual Income Amount) less any withdrawals already taken in the calendar year, less

b. The Annual Income Amount. Please see hypothetical examples below for details.

If you do not comply with the rules described above, any withdrawal that exceeds the Annual Income Amount will be treated as a withdrawal of Excess Income, which will reduce your Annual Income Amount in future Annuity Years. This may include situations where you comply with the rules outlined above and then decide to take additional withdrawals after satisfying your RMD requirement from the Annuity.

We will assume your first withdrawal under the benefit is a Lifetime Withdrawal unless you designated the withdrawal as a Non-Lifetime Withdrawal.

Example

The following example is purely hypothetical and intended to illustrate a scenario as described above. Note that withdrawals must comply with all IRS guidelines in order to satisfy the Required Minimum Distribution for the current calendar year.

Assumptions:
RMD Calendar Year
01/01/2011 to 12/31/2011

Annuity Year
06/01/2010 to 05/31/2011

Annual Income Amount and RMD Amount
Annual Income Amount = $5,000
Remaining Annual Income Amount as of 1/3/2011 = $3,000 (a $2,000 withdrawal was taken on 7/1/2010) RMD Amount for Calendar Year 2011 = $6,000

The amount you may withdraw in the current Annuity Year (between 1/3/2011 and 5/31/2011) without it being treated as Excess Income is $4,000. Here is the calculation: $3,000 + ($6,000 - $5,000) = $4,000.

If the $4,000 withdrawal is taken in the current Annuity Year (prior to 6/1/2011), the remaining Annual Income Amount will be zero and the remaining RMD amount of $2,000 may be taken in the subsequent Annuity Year beginning on 6/1/2011 (when your Annual Income Amount is reset to $5,000).

If you had chosen to not take any additional withdrawals until on or after 6/1/2011, then you would be eligible to withdraw $6,000 without it being treated as a withdrawal of Excess Income.

BENEFITS UNDER HIGHEST DAILY LIFETIME INCOME
..    To the extent that your Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Highest Daily Lifetime Income, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value

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     was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the single designated life. After the Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. TO THE EXTENT THAT CUMULATIVE PARTIAL WITHDRAWALS IN THE ANNUITY YEAR THAT REDUCED YOUR ACCOUNT VALUE TO ZERO ARE MORE THAN THE ANNUAL INCOME AMOUNT, HIGHEST DAILY LIFETIME INCOME TERMINATES, AND NO ADDITIONAL PAYMENTS ARE MADE. HOWEVER, IF A PARTIAL WITHDRAWAL IN THE LATTER SCENARIO WAS TAKEN TO SATISFY A REQUIRED MINIMUM DISTRIBUTION (AS DESCRIBED ABOVE) UNDER THE ANNUITY, THEN THE BENEFIT WILL NOT TERMINATE, AND WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT IN SUBSEQUENT ANNUITY YEARS UNTIL THE DEATH OF THE DESIGNATED LIFE.

..    Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.
..    If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options: (1) apply your Account Value, less any applicable tax charges, to any annuity option available; or (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. If this option is elected, the Annual Income Amount will not increase after annuity payments have begun. We will make payments until the death of the single designated life. We must receive your request in a form acceptable to us at our Service Office. If applying your Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.
..    In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments in the form of a single life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

(1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
(2) the Account Value.

If no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS
..    Withdrawals under Highest Daily Lifetime Income are subject to all of the terms and conditions of the Annuity, including any applicable CDSC for the Non-Lifetime Withdrawal as well as partial withdrawals that exceed the Annual Income Amount. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the first systematic withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals made while Highest Daily Lifetime Income is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any partial withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account). If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro rata.


..    Any Lifetime Withdrawal that you take that is less than or equal to the
     Annual Income Amount is not subject to a CDSC, even if the total amount of such withdrawals in any Annuity Year exceeds the maximum Free Withdrawal amount. For purposes of calculating a CDSC on any future withdrawal, Lifetime Withdrawals that are less than or equal to the Annual Income Amount in an Annuity Year are not treated as withdrawals of Purchase Payments. Moreover, any Lifetime Withdrawal that is treated as Excess Income is subject to any applicable CDSC if the withdrawal is greater than the Free Withdrawal amount.


..    You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals early, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, and you will be using an optional benefit for which you are paying a charge. On the other hand, you could limit the value of the benefit if you begin taking withdrawals too soon. For example, withdrawals reduce your Account Value and may limit the potential for increasing your Protected Withdrawal Value. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.

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..    You cannot allocate Purchase Payments or transfer Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolio appears within the section entitled "Investment Options." You can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.
..    Transfers to and from the Permitted Sub-accounts and the AST Investment
     Grade Bond Sub-account triggered by the predetermined mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.
..    Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to the Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will only apply upon re-allocation of Account Value, or upon addition of subsequent Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.
..    If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Sub-accounts and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.
..    The current charge for Highest Daily Lifetime Income is 0.95% annually of the greater of the Account Value and Protected Withdrawal Value. The maximum charge for Highest Daily Lifetime Income is 1.50% annually of the greater of the Account Value and Protected Withdrawal Value. As discussed in "Highest Daily Auto Step-Up" above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.2375% of the greater of the prior Valuation Day's Account Value and the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account. You will begin paying this charge as of the effective date of the benefit even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments.


If the deduction of the charge would result in the Account Value falling below the lesser of $500 or 5% of the sum of the Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Account Value to fall below the Account Value Floor. If the Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Account Value to fall below the Account Value Floor. If a charge for the Highest Daily Lifetime Income would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Account Value to zero, partial withdrawals may reduce the Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT
For Highest Daily Lifetime Income, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 45 years old. Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime Income. Similarly, any change of Owner will result in cancellation of Highest Daily Lifetime Income, except if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) ownership is transferred from a custodian or other entity to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity that is satisfactory to us.

Highest Daily Lifetime Income can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect Highest Daily Lifetime Income and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. PLEASE NOTE THAT IF YOU TERMINATE A LIVING BENEFIT AND ELECT HIGHEST DAILY LIFETIME INCOME, YOU LOSE THE GUARANTEES THAT YOU HAD ACCUMULATED UNDER YOUR EXISTING BENEFIT AND YOUR GUARANTEES UNDER HIGHEST DAILY LIFETIME INCOME WILL BE BASED ON YOUR ACCOUNT VALUE ON THE EFFECTIVE DATE OF HIGHEST DAILY LIFETIME

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INCOME . You and your Financial Professional should carefully consider whether terminating your existing benefit and electing Highest Daily Lifetime Income is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future.

If you wish to elect this benefit and you are currently participating in a Systematic Withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Highest Daily Lifetime Income so long as you participate in a Systematic Withdrawal program in which withdrawals are not taken pro rata.

TERMINATION OF THE BENEFIT
You may terminate Highest Daily Lifetime Income at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

THE BENEFIT AUTOMATICALLY TERMINATES UPON THE FIRST TO OCCUR OF THE FOLLOWING:

     (I)YOUR TERMINATION OF THE BENEFIT,
     (II) YOUR SURRENDER OF THE ANNUITY,
     (III) YOUR ELECTION TO BEGIN RECEIVING ANNUITY PAYMENTS (ALTHOUGH IF YOU HAVE ELECTED TO RECEIVE THE ANNUAL INCOME AMOUNT IN THE FORM OF ANNUITY PAYMENTS, WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT)
     (IV) OUR RECEIPT OF DUE PROOF OF DEATH OF THE OWNER OR ANNUITANT (FOR ENTITY-OWNED ANNUITIES)
     (V) BOTH THE ACCOUNT VALUE AND ANNUAL INCOME AMOUNT EQUAL ZERO, OR (VI) YOU CEASE TO MEET OUR REQUIREMENTS AS DESCRIBED IN "ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT" ABOVE.

"Due Proof of Death" is satisfied when we receive all of the following in Good
Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and
(c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

Upon termination of Highest Daily Lifetime Income other than upon the death of the Annuitant or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. However, if the amount in the Sub-accounts is not enough to pay the charge, we will reduce the fee to no more than the amount in the Sub-accounts. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Static Re-balancing Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

If a surviving spouse elects to continue the Annuity, Highest Daily Lifetime Income terminates upon Due Proof of Death. The spouse may newly elect the benefit subject to the restrictions discussed above.

HOW HIGHEST DAILY LIFETIME INCOME BENEFIT /SPOUSAL HIGHEST DAILY LIFETIME INCOME BENEFIT TRANSFERS ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST INVESTMENT GRADE BOND SUB-ACCOUNT

An integral part of Highest Daily Lifetime Income Benefit (including Spousal Highest Daily Lifetime Income) is the predetermined mathematical formula used to transfer Account Value between the Permitted Sub-accounts and a specified bond fund within the Advanced Series Trust (the "AST Investment Grade Bond Sub-account"). Only the predetermined mathematical formula can transfer Account Value to and from the AST Investment Grade Bond Sub-account, and thus you may not allocate Purchase Payments to or make transfers to or from the AST Investment Grade Bond Sub-account. The formula is set forth in Appendix B (and is described below). Because these restrictions and the use of the formula lessen the risk that your Account Value will be reduced to zero while you are still alive, they also reduce the likelihood that we will make any lifetime income payments under this benefit. They may also limit your upside potential for growth.

As indicated above, we limit the Sub-accounts to which you may allocate Account Value if you elect Highest Daily Lifetime Income. For purposes of these benefits, we refer to those permitted Investment Options as the "Permitted Sub-accounts".

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Generally, the formula, which is applied each Valuation Day, operates as follows. The formula starts by identifying an income basis for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) income amount. Note that 5% is used in the formula, irrespective of the Annuitant's attained age. Then it produces an estimate of the total amount targeted in our allocation model, based on the projected income amount and factors set forth in the formula. In the formula, we refer to that value as the "Target Value" or "L." If you have already made a partial withdrawal, your projected income amount (and thus your Target Value) would take into account any automatic step-up, any subsequent Purchase Payments, and any excess withdrawal. Next, the formula subtracts from the Target Value the amount held within the AST Investment Grade Bond Sub-account on that day, and divides that difference by the amount held within the Permitted Sub-accounts. That ratio, which essentially isolates the amount of your Target Value that is not offset by amounts held within the AST Investment Grade Bond Sub-account, is called the "Target Ratio" or "r". If, on each of three consecutive Valuation Days, the Target Ratio is greater than 83% but less than or equal to 84.5%, the formula will, on such third Valuation Day, make a transfer from the Permitted Sub-accounts in which you are invested (subject to the 90% cap discussed below) to the AST Investment Grade Bond Sub-account. Once a transfer is made, the three consecutive Valuation Days begin again. If, however, on any Valuation Day, the Target Ratio is above 84.5%, the formula will make a transfer from the Permitted Sub-accounts (subject to the 90% cap) to the AST Investment Grade Bond Sub-account (as described above). If the Target Ratio falls below 78% on any Valuation Day, then a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts will occur.

The formula will not execute a transfer to the AST Investment Grade Bond Sub-account that results in more than 90% of your Account Value being allocated to the AST Investment Grade Bond Sub-account ("90% cap") on that Valuation Day. Thus, on any Valuation Day, if the formula would require a transfer to the AST Investment Grade Bond Sub-account that would result in more than 90% of the Account Value being allocated to the AST Investment Grade Bond Sub-account, only the amount that results in exactly 90% of the Account Value being allocated to the AST Investment Grade Bond Sub- account will be transferred. Additionally, future transfers into the AST Investment Grade Bond Sub-account will not be made (regardless of the performance of the AST Investment Grade Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST Investment Grade Bond Sub-account. Once this transfer occurs out of the AST Investment Grade Bond Sub-account, future amounts may be transferred to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap). At no time will the formula make a transfer to the AST Investment Grade Bond Sub-account that results in greater than 90% of your Account Value being allocated to the AST Investment Grade Bond Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST Investment Grade Bond Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the AST Investment Grade Bond Sub-account.

If you make additional Purchase Payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional Purchase Payments to the AST Investment Grade Bond Sub-account at least until there is first a transfer out of the AST Investment Grade Bond Sub-account, regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Account Value is allocated to the AST Investment Grade Bond Sub-account, and the formula will still not transfer any of your Account Value to the AST Investment Grade Bond Sub-account (at least until there is first a transfer out of the AST Investment Grade Bond Sub-account). For example,

     . September 4, 2012 - a transfer is made to the AST Investment Grade Bond Sub-account that results in the 90% cap being met and now $90,000 is allocated to the AST Investment Grade Bond Sub-account and $10,000 is allocated to the Permitted Sub-accounts.
     . September 5, 2012- you make an additional Purchase Payment of $10,000. No transfers have been made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts since the cap went into effect on September 4, 2012.
     . On September 5, 2012 - (and at least until first a transfer is made out of the AST Investment Grade Bond Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and on this date you have 82% in the AST Investment Grade Bond Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 to the AST Investment Grade Bond Sub-account).
     . Once there is a transfer out of the AST Investment Grade Bond Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. We will continue to monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account as dictated by the formula.

Under the formula, investment performance of your Account Value that is negative, flat, or even moderately positive may result in a transfer of a portion of your Account Value in the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account because

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such investment performance will tend to increase the Target Ratio. Because the amount allocated to the AST Investment Grade Bond Sub-account and the amount allocated to the Permitted Sub-accounts each is a variable in the formula, the investment performance of each affects whether a transfer occurs for your Annuity. In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account so that the Target Ratio meets a target, which currently is equal to 80%. Once you elect Highest Daily Lifetime Income, the values we use to compare to the Target Ratio will be fixed. For newly-issued Annuities that elect Highest Daily Lifetime Income and existing Annuities that elect Highest Daily Lifetime Income in the future, however, we reserve the right to change such values.

Additionally, on each monthly Annuity Anniversary (if the monthly Annuity Anniversary does not fall on a Valuation Day, the next Valuation Day will be used), following all of the above described daily calculations, if there is money allocated to the AST Investment Grade Bond Sub-account, we will perform an additional monthly calculation to determine whether or not a transfer will be made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts. This transfer will automatically occur provided that the Target Ratio, as described above, would be less than 83% after the transfer. The formula will not execute a transfer if the Target Ratio after this transfer would occur would be greater than or equal to 83%.

The amount of the transfer will be equal to the lesser of:

a) The total value of all your Account Value in the AST Investment Grade Bond Sub-account, or
b) An amount equal to 5% of your total Account Value.

While you are not notified when your Annuity reaches a transfer trigger under the formula, you will receive a confirmation statement indicating the transfer of a portion of your Account Value either to or from the AST Investment Grade Bond Sub-account. The formula by which the transfer operates is designed primarily to mitigate some of the financial risks that we incur in providing the guarantee under Highest Daily Lifetime Income and Spousal Highest Daily Lifetime Income. Depending on the results of the calculations of the formula, we may, on any Valuation Day:

     . Not make any transfer between the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account; or
     . If a portion of your Account Value was previously allocated to the AST Investment Grade Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts (as described above); or . .
     . Transfer a portion of your Account Value in the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account.

The amount and timing of transfers to and from the AST Investment Grade Bond Sub-account pursuant to the formula depend upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

     . The difference between your Account Value and your Protected Withdrawal Value;
     . How long you have owned Highest Daily Lifetime Income /Spousal Highest Daily Lifetime Income;
     .    The performance of the Permitted Sub-accounts you have chosen;
     .    The performance of the AST Investment Grade Bond Sub-account;
     .    The amount allocated to each of the Permitted Sub-accounts you have chosen;
     .    The amount allocated to the AST Investment Grade Bond Sub-account;
     .    Additional Purchase Payments, if any, you make to your Annuity; and
     . Withdrawals, if any, you take from your Annuity (partial withdrawals are taken pro rata from your Account Value).

At any given time, some, most or none of your Account Value will be allocated to the AST Investment Grade Bond Sub-account, as dictated by the formula.

The more of your Account Value that is allocated to the AST Investment Grade Bond Sub-account, the greater the impact of the performance of that Sub-account in determining whether (and how much) your Account Value is transferred back to the Permitted Sub-accounts. Further, it is possible under the formula that, if a significant portion of your Account Value is allocated to the AST Investment Grade Bond Sub-account and that Sub-account has good performance but the performance of your Permitted Sub-accounts is negative, the formula might transfer your Account Value to the Permitted Sub-accounts. Similarly, the more you have allocated to the Permitted Sub-accounts, the greater the impact of the performance of those Permitted Sub-accounts will have on any transfer to the AST Investment Grade Bond Sub-account.

If you make additional Purchase Payments to your Annuity, they will be allocated according to your allocation instructions. Once they are allocated to your Annuity, they will also be subject to the formula described above and therefore may be transferred to the AST Investment Grade Bond Portfolio, if dictated by the formula.

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Any Account Value in the AST Investment Grade Bond Sub-account will not be available to participate in the investment experience of the Permitted Sub-accounts regardless of whether there is a subsequent Sub-account decline or market recovery until it is transferred out of the AST Investment Grade Bond Sub-account.

ADDITIONAL TAX CONSIDERATIONS
If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts, as discussed above. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution rules under the tax law.

As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in Highest Daily Lifetime Income or Spousal Highest Daily Lifetime Income through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

SPOUSAL HIGHEST DAILY LIFETIME INCOME BENEFIT
Spousal Highest Daily Lifetime(R) Income Benefit is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for the lives of two individuals who are spouses. We reserve the right, in our sole discretion, to cease offering this benefit for new elections at any time.

We offer a benefit that guarantees, until the later death of two natural persons who are each other's spouse at the time of election of the benefit and at the first death of one of them (the "designated lives", and each, a "designated life"), the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the lives of the designated lives, provided you have not made withdrawals treated as Excess Income that result in your Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal." All other partial withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero (for any reason other than due to partial withdrawals of Excess Income). The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue Spousal Highest Daily Lifetime Income after the death of the first spouse. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Spousal Highest Daily Lifetime Income is the predetermined mathematical formula we employ that may periodically transfer your Account Value to and from the AST Investment Grade Bond Sub-account. See the section above entitled "How Highest Daily Lifetime Income /Spousal Highest Daily Lifetime Income Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."

Spousal Highest Daily Lifetime Income is the spousal version of Highest Daily Lifetime Income. Currently, if you elect Spousal Highest Daily Lifetime Income and subsequently terminate the benefit, you may elect another living benefit, subject to our current rules. See "Election of and Designations under the Benefit" below and "Termination of Existing Benefits and Election of New Benefits" for details. Please note that if you terminate Spousal Highest Daily Lifetime Income Benefit and elect another benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Account Value as of the date the new benefit becomes active.

Spousal Highest Daily Lifetime Income must be elected based on two designated lives, as described below. Each designated life must be at least 45 years old when the benefit is elected. Spousal Highest Daily Lifetime Income is not available if you elect any other optional living benefit. As long as your Spousal Highest Daily Lifetime Income is in effect, you must allocate your Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section.

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Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Account Value falls to zero, if you take a partial withdrawal of Excess Income that brings your Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under Spousal Highest Daily Lifetime Income

KEY FEATURE - PROTECTED WITHDRAWAL VALUE

The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. The Protected Withdrawal Value is separate from your Account Value and not available as cash or a lump sum. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Account Value. On each Valuation Day thereafter until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraph.

The "Periodic Value" initially is equal to the Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:

     (1) the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment made on the Current Valuation Day (the Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal); and
     (2)  the Account Value on the current Valuation Day.

If you have not made a Lifetime Withdrawal on or before the 12th Anniversary of the effective date of the benefit, your Periodic Value on the 12th Anniversary of the benefit effective date is equal to the greater of:

(1) the Periodic Value described above or,
(2) the sum of (a), (b) and (c) proportionally reduced for any Non-Lifetime
Withdrawal:
(a) 200% of the Account Value on the effective date of the benefit including any Purchase Payments made on that day;
(b) 200% of all Purchase Payments made within one year following the effective date of the benefit; and
(c) all Purchase Payments made after one year following the effective date of the benefit.

Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals (see examples that begin immediately prior to the sub-heading below entitled "Example of dollar-for-dollar reductions").

KEY FEATURE - ANNUAL INCOME AMOUNT UNDER SPOUSAL HIGHEST DAILY LIFETIME INCOME The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the younger designated life on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are: 2.5% for ages 45-54, 3.5% for ages 55 to less than 59 1/2; 4.5% for ages 59 1/2 to 84, and 5.5% for ages 85 and older. We use the age of the younger designated life even if that designated life is no longer a participant under the Annuity due to death or divorce. Under Spousal Highest Daily Lifetime Income, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount for any Annuity Year ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio.

AS DISCUSSED IN THIS PARAGRAPH, WHEN YOU MAKE A PARTIAL WITHDRAWAL THAT IS SUBJECT TO A CDSC AND/OR TAX WITHHOLDING, WE WILL IDENTIFY THE AMOUNT THAT INCLUDES NOT ONLY THE AMOUNT YOU ACTUALLY RECEIVE, BUT ALSO THE AMOUNT OF THE CDSC AND/OR TAX WITHHOLDING, TO DETERMINE WHETHER YOUR WITHDRAWAL HAS EXCEEDED THE ANNUAL INCOME AMOUNT. WHEN YOU TAKE A PARTIAL WITHDRAWAL, YOU MAY REQUEST A "GROSS" WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY CDSC AND/OR TAX WITHHOLDING DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE. THE PORTION OF A

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WITHDRAWAL THAT EXCEEDED YOUR ANNUAL INCOME AMOUNT (IF ANY) WOULD BE TREATED AS
EXCESS INCOME AND THUS WOULD REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A "NET" WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY CDSC AND/OR TAX WITHHOLDING (E.G., $240) BE APPLIED TO YOUR REMAINING ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY CDSC AND/OR TAX WITHHOLDING (IN THIS EXAMPLE, A TOTAL OF $2240). THE AMOUNT OF THAT SUM (E.G., THE $2000 YOU RECEIVED PLUS THE $240 FOR THE CDSC AND/OR TAX WITHHOLDING) THAT EXCEEDS YOUR ANNUAL INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.

You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.


Any Purchase Payment that you make subsequent to the election of Spousal Highest Daily Lifetime Income and subsequent to the first Lifetime Withdrawal will
(i) immediately increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the younger designated life at the time of the first Lifetime Withdrawal (the percentages are: 2.5% for ages 45-54, 3.5% for ages 55 to less than 59 1/2, 4.5% for ages 59 1/2 to 84, and 5.5% for ages 85 and older), and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.


If your Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

HIGHEST DAILY AUTO STEP-UP
An automatic step-up feature ("Highest Daily Auto Step-Up") is part of this benefit. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the younger designated life on the Annuity Anniversary as of which the step-up would occur. The percentages are 2.5% for ages 45-54, 3.5% for ages 55 to less than 59 1/2, 4.5% for ages 59 1/2 to 84, and 5.5% for ages 85 and older. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary by performing a similar examination of the Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Spousal Highest Daily Lifetime Income has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Spousal Highest Daily Lifetime Income Benefit upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges".

If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

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Spousal Highest Daily Lifetime Income does not affect your ability to take withdrawals under your Annuity, or limit your ability to take partial withdrawals that exceed the Annual Income Amount. Under Spousal Highest Daily Lifetime Income, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carry over the unused portion of the Annual Income Amount to subsequent Annuity Years. If your cumulative (partial) Lifetime Withdrawals in an Annuity Year exceed the Annual Income Amount, your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules).

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for Spousal Highest Daily Lifetime Income or any other fees and charges under the Annuity. Assume the following for all three examples:

     .    The Issue Date is November 1, 2011

     .    Spousal Highest Daily Lifetime Income is elected on August 1, 2012
     . Both designated lives were 70 years old when they elected Spousal Highest Daily Lifetime Income.
     .    The first withdrawal is a Lifetime Withdrawal

EXAMPLE OF DOLLAR-FOR-DOLLAR REDUCTIONS
On October 24, 2012, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $5,400 (since the younger designated life is between the ages of 59 1/2 and 84 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 4.5% of the Protected Withdrawal Value, in this case 4.5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2012) is $2,900. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($5,400 less $2,500 = $2,900).

EXAMPLE OF PROPORTIONAL REDUCTIONS
Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 29, 2012 and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $2,900 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $2,100 reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the Excess Income to the Account Value immediately prior to the Excess Income. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

HERE IS THE CALCULATION:

Account Value before Lifetime Withdrawal                         $118,000.00
Less amount of "non" Excess Income                               $  2,900.00
Account Value immediately before Excess

     Income of $2,100                                            $115,100.00
Excess Income      amount                                        $  2,100.00
Ratio                                                                  1.82%
Annual Income Amount                                             $  5,400.00
Less ratio of 1.82%                                              $     98.28
Annual Income Amount for future Annuity Years                    $  5,301.72

EXAMPLE OF HIGHEST DAILY AUTO STEP-UP
On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the younger designated life's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is greater than the Annual Income Amount, adjusted for Excess Income and additional Purchase Payments.

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $5,400. However, the Excess Income on October 29 reduces the amount to $5,301.72 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 4.5% (since the younger designated life is between 59 1/2 and 84 on the date of the potential step-up) of the highest

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daily Account Value adjusted for withdrawals and Purchase Payments, is greater than $5,301.72. Here are the calculations for determining the daily values. Only the October 26 value is being adjusted for Excess Income as the October 30, October 31 and November 1Valuation Days occur after the Excess Income on
October 29.


                                        HIGHEST DAILY VALUE
                                          (ADJUSTED FOR              ADJUSTED ANNUAL
                                     WITHDRAWAL AND PURCHASE    INCOME AMOUNT (4.5% OF THE
 DATE*                ACCOUNT VALUE         PAYMENTS)**           HIGHEST DAILY VALUE)
 -----               -------------   -----------------------   ------------------------
 October 26, 2012      $119,000.00       $119,000.00                    $5,355.00
 October 29, 2012      $113,000.00       $113,986.98                    $5,129.41
 October 30, 2012      $113,000.00       $113,986.98                    $5,129.41
 October 31, 2012      $119,000.00       $119,000.00                    $5,355.00
 November 1, 2012      $118,473.00       $119,000.00                    $5,355.00

* In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the final Valuation Date for the Annuity Year.

** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 26, resulting in an adjusted Annual Income Amount of $5,355.00. This amount is adjusted on October 29 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

     . The Account Value of $119,000 on October 26 is first reduced dollar-for-dollar by $2,900 ($2,900 is the remaining Annual Income Amount for the Annuity Year), resulting in an Account Value of $116,100 before the Excess Income.

     . This amount ($116,100) is further reduced by 1.82% (this is the ratio in the above example which is the Excess Income divided by the Account Value immediately preceding the Excess Income) resulting in a Highest Daily Value of $113,986.98.

     . The adjusted October 29 Highest Daily Value, $113,986.98, is carried forward to the next Valuation Date of October 30. At this time, we compare this amount to the Account Value on October 30, $113,000. Since the October 29 adjusted Highest Daily Value of $113,986.98 is greater than the October 30 value, we will continue to carry $113,986.98 forward to the next Valuation Day of October 31. The Account Value on October 31, $119,000.00, becomes the final Highest Daily Value since it exceeds the $113,986.98 carried forward.

     . The October 31, 2012 adjusted Highest Daily Value of $119,000.00 is also greater than the November 1 value, so we will continue to carry $119,000.00 forward to the final Valuation Day of November 1.

In this example, the final Highest Daily Value of $119,000.00 is converted to an Annual Income Amount based on the applicable percentage of 4.5%, generating an Annual Income Amount of $5,355.00. Since this amount is greater than the current year's Annual Income Amount of $5,301.72 (adjusted for Excess Income), the Annual Income Amount for the next Annuity Year, starting on November 1, 2012 and continuing through October 31, 2013, will be stepped-up to $5,355.00.

NON-LIFETIME WITHDRAWAL FEATURE
You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under Spousal Highest Daily Lifetime Income. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. The amount of the Non-Lifetime Withdrawal cannot be more than the amount that would cause the Annuity to be taken below the minimum Surrender Value after a withdrawal for your Annuity. This Non-Lifetime Withdrawal will not establish our initial Annual Income Amount and the Periodic Value above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with Spousal Highest Daily Lifetime Income. You must tell us at the time you take the partial withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under Spousal Highest Daily Lifetime Income. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Annual Income Amount, which is based on your Protected Withdrawal Value. Once you elect the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime withdrawals may be taken.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value and the Periodic Value guarantee on the twelfth anniversary of the benefit effective date, described above, by the percentage the total withdrawal amount (including any applicable CDSC) represents of the then current Account Value immediately prior to the time of the withdrawal.

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If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal. Thus, the first withdrawal will be a Lifetime Withdrawal.

EXAMPLE - NON-LIFETIME WITHDRAWAL (PROPORTIONAL REDUCTION)
This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit. Assume the following:

     .    The Issue Date is December 1, 2011
     .    Spousal Highest Daily Lifetime Income is elected on September 4, 2012
     .    The Account Value at benefit election was $105,000
     . Each designated life was 70 years old when he/she elected Spousal Highest Daily Lifetime Income
     . No previous withdrawals have been taken under Spousal Highest Daily Lifetime Income

On October 3, 2012, the Protected Withdrawal Value is $125,000, the 12th benefit year minimum Periodic Value guarantee is $210,000, and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on October 3, 2012 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with Spousal Highest Daily Lifetime Income will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

HERE IS THE CALCULATION:

     Withdrawal amount                                         $ 15,000
     Divided by Account Value before withdrawal                $120,000
     Equals ratio                                               12.5%
     All guarantees will be reduced by the above ratio         (12.5%)
     Protected Withdrawal Value                                $109,375
     12th benefit year Minimum Periodic Value                  $183,750

REQUIRED MINIMUM DISTRIBUTIONS
See Required Minimum Distributions sub-section, within the discussion above concerning Highest Daily Lifetime Income.

BENEFITS UNDER SPOUSAL HIGHEST DAILY LIFETIME INCOME
..    To the extent that your Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Spousal Highest Daily Lifetime Income, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. After the Account Value is reduced to zero, you are not permitted to make additional Purchase Payments to your Annuity. TO THE EXTENT THAT CUMULATIVE WITHDRAWALS IN THE ANNUITY YEAR THAT REDUCED YOUR ACCOUNT VALUE TO ZERO ARE MORE THAN THE ANNUAL INCOME AMOUNT, SPOUSAL HIGHEST DAILY LIFETIME INCOME TERMINATES, AND NO ADDITIONAL PAYMENTS WILL BE MADE. HOWEVER, IF A PARTIAL WITHDRAWAL IN THE LATTER SCENARIO WAS TAKEN TO SATISFY A REQUIRED MINIMUM DISTRIBUTION (AS DESCRIBED ABOVE) UNDER THE ANNUITY THEN THE BENEFIT WILL NOT TERMINATE, AND WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT IN SUBSEQUENT ANNUITY YEARS UNTIL THE DEATH OF THE SECOND DESIGNATED LIFE PROVIDED THE DESIGNATED LIVES WERE SPOUSES AT THE DEATH OF THE FIRST DESIGNATED LIFE.

..    Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.

..    If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:
          (1) apply your Account Value, less any applicable state required premium tax, to any annuity option available; or
          (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. If, due to death of a designated life or divorce prior to annuitization, only a single designated life remains, then annuity payments will be made as a life annuity for the lifetime of the designated life. We must receive your request in a form acceptable to us

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          at our office. If applying your Account Value, less any applicable tax charges, to our current life only (or joint life, depending on the number of designated lives remaining) annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

..    In the absence of an election when mandatory annuity payments are to begin, we currently make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the certain period in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

          (1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the joint and survivor or single (as applicable) life fixed annuity rates then currently available or the joint and survivor or single (as applicable) life fixed annuity rates guaranteed in your Annuity; and

          (2)  the Account Value.

If no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS

     . Withdrawals under Spousal Highest Daily Lifetime Income are subject to all of the terms and conditions of the Annuity, including any applicable CDSC for the Non-Lifetime Withdrawal as well as partial withdrawals that exceed the Annual Income Amount. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the first systematic withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals made while Spousal Highest Daily Lifetime Income is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account). If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro rata.


     . Any Lifetime Withdrawal that you take that is less than or equal to the Annual Income Amount is not subject to a CDSC, even if the total amount of such withdrawals in any Annuity Year exceeds the maximum Free Withdrawal amount. For purposes of calculating a CDSC on any future withdrawal, Lifetime Withdrawals that are less than or equal to the Annual Income Amount in an Annuity Year are not treated as withdrawals of Purchase Payments. Moreover, any Lifetime Withdrawal that is treated as Excess Income is subject to any applicable CDSC if the withdrawal is greater than the Free Withdrawal amount.


     . You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals early, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, and you will be using an optional benefit for which you are paying a charge. On the other hand, you could limit the value of the benefit if you begin taking withdrawals too soon. For example, withdrawals reduce your Account Value and may limit the potential for increasing your Protected Withdrawal Value. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.

     . You cannot allocate Purchase Payments or transfer Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolios appears in the prospectus section entitled "Investment Options." In addition, you can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.

     . Transfers to and from the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account triggered by the predetermined mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.

     . Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will apply only upon re-allocation of Account Value, or upon addition of additional Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.

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     .    If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Sub-accounts and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

     . The current charge for Spousal Highest Daily Lifetime Income is 0.95% annually of the greater of Account Value and Protected Withdrawal Value. The maximum charge for Spousal Highest Daily Lifetime Income is 1.50% annually of the greater of the Account Value and Protected Withdrawal Value. As discussed in "Highest Daily Auto Step-Up" above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.2375% of the greater of the prior Valuation Day's Account Value, or the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account. You will begin paying this charge as of the effective date of the benefit even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments.

If the deduction of the charge would result in the Account Value falling below the lesser of $500 or 5% of the sum of the Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Account Value to fall below the Account Value Floor. If the Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Account Value to fall below the Account Value Floor. If a charge for Spousal Highest Daily Lifetime Income would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Account Value to zero, withdrawals may reduce the Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT
Spousal Highest Daily Lifetime Income can only be elected based on two designated lives. Designated lives must be natural persons who are each other's spouses at the time of election of the benefit and at the death of the first of the designated lives to die. Currently, Spousal Highest Daily Lifetime Income only may be elected if the Owner, Annuitant, and Beneficiary designations are as follows:
     . One Annuity Owner, where the Annuitant and the Owner are the same person and the sole Beneficiary is the Owner's spouse. Each Owner/Annuitant and the Beneficiary must be at least 45 years old at the time of election; or
     . Co-Annuity Owners, where the Owners are each other's spouses. The Beneficiary designation must be the surviving spouse, or the spouses named equally. One of the Owners must be the Annuitant. Each Owner must be at least 45 years old at the time of election; or
     . One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account"), the Beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. Each of the Annuitant and the Contingent Annuitant must be at least 45 years old at the time of election.

We do not permit a change of Owner under this benefit, except as follows: (a) if one Owner dies and the surviving spousal Owner assumes the Annuity, or (b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of Beneficiary designations under this benefit, however if the Beneficiary is changed, the benefit may not be eligible to be continued upon the death of the first designated life. If the designated lives divorce, Spousal Highest Daily Lifetime Income may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new designated life upon re-marriage.

Spousal Highest Daily Lifetime Income can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect Spousal Highest Daily Lifetime Income and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. PLEASE NOTE THAT IF YOU TERMINATE A LIVING BENEFIT AND ELECT SPOUSAL HIGHEST DAILY LIFETIME INCOME, YOU LOSE THE GUARANTEES THAT YOU HAD ACCUMULATED UNDER YOUR EXISTING BENEFIT, AND YOUR GUARANTEES UNDER SPOUSAL HIGHEST DAILY LIFETIME INCOME WILL BE BASED ON YOUR ACCOUNT VALUE ON THE EFFECTIVE DATE OF SPOUSAL HIGHEST DAILY LIFETIME INCOME. You and your Financial Professional should carefully consider whether terminating your

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existing benefit and electing Spousal Highest Daily Lifetime Income is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future.

If you wish to elect this benefit and you are currently participating in a Systematic Withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Spousal Highest Daily Lifetime Income so long as you participate in a Systematic Withdrawal program in which withdrawals are not taken pro rata.

TERMINATION OF THE BENEFIT

You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.
THE BENEFIT AUTOMATICALLY TERMINATES UPON THE FIRST TO OCCUR OF THE FOLLOWING:
.. UPON OUR RECEIPT OF DUE PROOF OF DEATH OF THE FIRST DESIGNATED LIFE, IF THE SURVIVING SPOUSE OPTS TO TAKE THE DEATH BENEFIT UNDER THE ANNUITY (RATHER THAN CONTINUE THE ANNUITY) OR IF THE SURVIVING SPOUSE IS NOT AN ELIGIBLE DESIGNATED LIFE;
.. UPON THE DEATH OF THE SECOND DESIGNATED LIFE;
.. YOUR TERMINATION OF THE BENEFIT; . YOUR SURRENDER OF THE ANNUITY;
.. YOUR ELECTION TO BEGIN RECEIVING ANNUITY PAYMENTS (ALTHOUGH IF YOU HAVE ELECTED TO TAKE ANNUITY PAYMENTS IN THE FORM OF THE ANNUAL INCOME AMOUNT, WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT);
.. BOTH THE ACCOUNT VALUE AND ANNUAL INCOME AMOUNT EQUAL ZERO; AND
.. YOU CEASE TO MEET OUR REQUIREMENTS AS DESCRIBED IN "ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT".

Upon termination of Spousal Highest Daily Lifetime Income other than upon the death of the second Designated Life or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. This final charge will be deducted even if it results in the Account Value falling below the Account Value Floor. However, if the amount in the Sub-accounts is not enough to pay the charge, we will reduce the fee to no more than the amount in the Sub-accounts. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Static Re-balancing Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

HOW SPOUSAL HIGHEST DAILY LIFETIME INCOME TRANSFERS ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST INVESTMENT GRADE BOND SUB-ACCOUNT. See "How Highest Daily Lifetime Income /Spousal Highest Daily Lifetime Income Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account" in the discussion of Highest Daily Lifetime Income above for information regarding this component of the benefit.

ADDITIONAL TAX CONSIDERATIONS
Please see the Additional Tax Considerations section under Highest Daily Lifetime Income above.

                                 DEATH BENEFIT

TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT
The Annuity provides a Death Benefit prior to Annuitization. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the death of the Owner (or the first to die, if there are multiple Owners). If the Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death if there is no Contingent Annuitant. If the Annuity is owned by a natural person Owner who is not also the Annuitant and the Annuitant dies, then no Death Benefit is payable because of the Annuitant's death. Generally, if a Contingent Annuitant was designated before the Annuitant's death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid upon the Annuitant's death. The person upon whose death the Death Benefit is paid is referred to below as the "decedent." Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the Surrender Value will be paid out to the trust and there is no Death Benefit provided under the Annuity.

We determine the amount of the Death Benefit as of the date we receive "Due Proof of Death." Due Proof of Death can be met only if each of the following is submitted to us in Good Order: (a) a death certificate or similar documentation acceptable to us (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of

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death proceeds and (c) any applicable election of the method of payment of the death benefit by at least one Beneficiary (if not previously elected by the Owner). We must be made aware of all eligible Beneficiaries in order for us to have received Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.

Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus (e.g., distribution of the entire interest in the Annuity within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the Beneficiary).

After our receipt of Due Proof of Death, we automatically transfer any remaining Death Benefit to the AST Money Market Sub-account. However, between the date of death and the date that we transfer any remaining Death Benefit to the AST Money Market Sub-account, THE AMOUNT OF THE DEATH BENEFIT IS SUBJECT TO MARKET FLUCTUATIONS.

EXCEPTIONS TO AMOUNT OF DEATH BENEFIT
There are certain exceptions to the amount of the Death Benefit:

SUBMISSION OF DUE PROOF OF DEATH WITHIN ONE YEAR. If we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Account Value on the date we receive Due Proof of Death. We reserve the right to waive or extend the one year period on a non-discriminatory basis.

DEATH BENEFIT SUSPENSION PERIOD. You also should be aware that there is a Death Benefit suspension period. If the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death, any Death Benefit that applies will be suspended for a two-year period as to that person from the date he or she first became Owner or Annuitant. While the two year suspension is in effect, the Death Benefit amount will equal the Account Value. After the two-year suspension period is completed, the Death Benefit is the same as if the suspension period had not been in force. See the section of the prospectus above generally with regard to changes of Owner or Annuitant that are allowable.

DEATH BENEFIT AMOUNT
The Annuity provides a Death Benefit at no additional charge. The amount of the Death Benefit is equal to the greater of:
     . The Return of Adjusted Purchase Payment amount, defined as the sum of all Purchase Payments you have made since the Issue Date of the Annuity until the date of Due Proof of Death, reduced by withdrawals as described below (currently, there are no charges that reduce Purchase Payments, for purposes of the Return of Adjusted Payment amount); AND
     .    Your Account Value.

IMPACT OF WITHDRAWALS ON DEATH BENEFIT AMOUNT
Partial withdrawals reduce the Return of Adjusted Purchase Payment amount. The calculation utilized to reduce the Return of Adjusted Purchase Payment amount is dependent upon whether or not either Highest Daily Lifetime Income or Spousal Highest Daily Lifetime Income is in effect on the date of the withdrawal. Initially, the Return of Adjusted Purchase Payment amount is equal to the sum of all "adjusted" Purchase Payments (i.e., the amount of Purchase Payments we receive, less any fees or tax charges deducted from Purchase Payments upon allocation to the Annuity) allocated to the Annuity on its Issue Date. Thereafter, the Return of Adjusted Purchase Payments Amount is:

     (1) Increased by any additional adjusted Purchase Payments allocated to the Annuity, and
     (2) Reduced for any partial withdrawals. The method of reduction depends on whether or not any Highest Daily Lifetime Income Benefit is in effect on the date the withdrawal is made and the amount of the withdrawal, as described below.

               (i) If either Highest Daily Lifetime Income or Spousal Highest Daily Lifetime Income is in effect on the date the partial withdrawal is made, a Non-Lifetime Withdrawal, as defined under the benefit, will proportionally reduce the Return of Adjusted Purchase Payments amount (i.e., by the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal). Any Lifetime Withdrawal that is not deemed Excess Income, as those terms are described in the benefit, will cause a dollar-for-dollar basis reduction to the Return of Adjusted Purchase Payments amount. All or any portion of a Lifetime Withdrawal in an Annuity Year that is deemed Excess Income, as defined in the benefit, will cause a proportional basis reduction to the Return of Adjusted Purchase Payments amount (i.e., by the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal).
               (ii) If neither Highest Daily Lifetime Income nor Spousal Highest
                    Daily Lifetime Income is in effect on the date the partial withdrawal is made, the withdrawal will cause a proportional basis reduction to the Return of Adjusted

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                    Purchase Payments Amount (i.e., by the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal).

Please be advised that a partial withdrawal that occurs on the same date as the effective date of Highest Daily Lifetime Income or Spousal Highest Daily Lifetime Income will be treated as if such benefit were in effect at the time of the withdrawal, for purposes of calculating the Return of Adjusted Purchase Payments amount. Further, if you terminate Highest Daily Lifetime Income or Spousal Highest Daily Lifetime Income, and also take a withdrawal on that date, then the withdrawal will be treated as if such benefit were NOT in effect at the time of the withdrawal.

SPOUSAL CONTINUATION OF ANNUITY
Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit payment. The Account Value as of the date of Due Proof of Death will be equal to the Death Benefit that would have been payable. Any amount added to the Account Value will be allocated to the Sub-accounts (if you participate in an optional living benefit, such amount will not be directly added to any bond portfolio Sub-account used by the benefit, but may be reallocated by the predetermined mathematical formula on the same day). No CDSC will apply to Purchase Payments made prior to the effective date of a spousal continuation. However, any additional Purchase Payments made after the date the spousal continuation is effective will be subject to all provisions of the Annuity, including the CDSC when applicable. For purposes of calculating the CDSC to which Purchase Payments made after spousal continuation may be subject, we employ the same CDSC schedule in the same manner as for Purchase Payments made prior to spousal continuation. Moreover, to calculate the CDSC applicable to the withdrawal of a Purchase Payment made by the surviving spouse, we would consider cumulative Purchase Payments made both before, on and after the date of spousal continuation. We will impose the Premium Based Charge on all Purchase Payments (whether received before, on or after the date of spousal continuation) according to the same schedule used prior to spousal continuation. To calculate the Premium Based Charge applicable to Purchase Payments after the date of spousal continuation, we would consider cumulative Purchase Payments made both before, on and after the date of spousal continuation.

Subsequent to spousal continuation, the Death Benefit will be equal to the greater of:
     .    The Account Value on Due Proof of Death of the surviving spouse; and
     . The Return of Adjusted Purchase Payments amount (as described above). However, upon spousal continuation, we reset the Return of Adjusted Purchase Payments amount to equal the Account Value. Any subsequent additional Purchase Payments or partial withdrawals would affect the Return of Adjusted Purchase Payments amount as described above.

Spousal continuation is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code ("Custodial Account") and, on the date of the Annuitant's death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the Beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal adviser.



We allow a spouse to continue the Annuity even though he/she has reached or surpassed the Latest Annuity Date. However, upon such a spousal continuation, annuity payments would begin immediately.

PAYMENT OF DEATH BENEFIT

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ALTERNATIVE DEATH BENEFIT PAYMENT OPTIONS - ANNUITIES OWNED BY INDIVIDUALS (NOT
ASSOCIATED WITH TAX-FAVORED PLANS) Except in the case of a spousal continuation as described above, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent's death before the Annuity Date, the Death Benefit must be distributed:
     .    within five (5) years of the date of death; or
     . as a series of payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death.

ALTERNATIVE DEATH BENEFIT PAYMENT OPTIONS - ANNUITIES HELD BY TAX-FAVORED PLANS The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse as defined for federal tax law purposes.

     . If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated Beneficiary (provided such payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the Death Benefit is payable to (or for the benefit of) your surviving spouse as sole primary beneficiary, the Annuity may be continued with your spouse as the Owner.

          If you die before a designated Beneficiary is named and before the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.

     . If you die before a designated Beneficiary is named and after the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary. A Beneficiary has the flexibility to take out more each year than mandated under the Required Minimum Distribution rules.

Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

 For a Roth IRA, if death occurs before the entire interest is distributed, the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code. The tax consequences to the Beneficiary may vary among the different Death Benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

BENEFICIARY CONTINUATION OPTION
Instead of receiving the Death Benefit in a single payment, or under an Annuity Option, a Beneficiary may take the Death Benefit under an alternative Death Benefit payment option, as provided by the Code and described above under the sections entitled "Payment of Death Benefits" and "Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans." This "Beneficiary Continuation Option" is described below and is available for both qualified Annuities (i.e. annuities sold to an IRA, Roth IRA, SEP IRA, or 403(b)), Beneficiary Annuities and non-qualified Annuities.

UNDER THE BENEFICIARY CONTINUATION OPTION:

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     .    The Beneficiary must apply at least $15,000 to the Beneficiary
          Continuation Option (thus, the Death Benefit amount payable to each Beneficiary must be at least $15,000).
     . The Annuity will be continued in the Owner's name, for the benefit of the Beneficiary.
     . Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. The charge is 1.00% per year.
     . Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur an annual maintenance fee equal to the lesser of $30 or 2% of Account Value. The fee will only apply if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.
     . The initial Account Value will be equal to any Death Benefit that would have been payable to the Beneficiary if the Beneficiary had taken a lump sum distribution.
     . The available Sub-accounts will be among those available to the Owner at the time of death, however certain Sub-accounts may not be available.
     . The Beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.
     . No additional Purchase Payments can be applied to the Annuity. Multiple death benefits cannot be combined in a single Beneficiary Continuation Option.
     .    Premium Based Charges will no longer apply.
     . The Death Benefit and any optional benefits elected by the Owner will no longer apply to the Beneficiary. o The Beneficiary can request a withdrawal of all or a portion of the Account Value at any time, unless the Beneficiary Continuation Option was the payout predetermined by the Owner and the Owner restricted the Beneficiary's withdrawal rights.
     .    Withdrawals are not subject to CDSC.
     . Upon the death of the Beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the Beneficiary (successor), unless the successor chooses to continue receiving payments through a Beneficiary Continuation Option established for the successor.
     . If the Beneficiary elects to receive the death benefit proceeds under the Beneficiary Continuation Option, we must receive the election in Good Order at least 14 days prior to the first required distribution. If, for any reason, the election impedes our ability to complete the first distribution by the required date, we will be unable to accept the election.

We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a Beneficiary under the Beneficiary Continuation Option.

                             VALUING YOUR INVESTMENT

VALUING THE SUB-ACCOUNTS
When you allocate Account Value to a Sub-account, you are purchasing Units of the Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annualized charge is deducted daily, the additional charge for such benefits.

Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section below entitled "Termination of Optional Benefits" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

EXAMPLE
Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased

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to $16.79 and the Unit Price of the new Sub-account is $17.83. To transfer
$3,000, we redeem 178.677 Units at the current Unit Price, leaving you 158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

PROCESSING AND VALUING TRANSACTIONS
Pruco Life of New Jersey is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Generally, financial transactions requested in Good Order before the close of regular trading on the NYSE will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of regular trading on the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of regular trading on the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of regular trading on the NYSE will be used when valuing and processing transactions.

The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders. Pruco Life of New Jersey will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
     .    trading on the NYSE is restricted;
     . an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or
     . the SEC, by order, permits the suspension or postponement for the protection of security holders.

If, pursuant to SEC rules, the AST Money Market Portfolio suspends payment of redemption proceeds in connection with a liquidation of the Portfolio, we will delay payment of any transfer, full or partial withdrawal, or death benefit from the AST Money Market Sub-account until the Portfolio is liquidated.

INITIAL PURCHASE PAYMENTS: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive the Purchase Payment in Good Order at our Service Office. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment and issue an Annuity within two (2) Valuation Days.

With respect to your initial Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in a suspense account and may earn interest on such amount. You will not be credited with interest during that period.

As permitted by applicable law, the broker-dealer firm through which you purchase your Annuity may forward your initial Purchase Payment to us prior to approval of your purchase by a registered principal of the firm. These arrangements are subject to a number of regulatory requirements, including that until such time that the insurer is notified of the firm's principal approval and is provided with the application, or is notified of the firm principal's rejection, customer funds will be held by the insurer in a segregated bank account. In addition, the insurer must promptly return the customer's funds at the customer's request prior to the firm's principal approval or upon the firm's rejection of the application. The monies held in the bank account will be held in a suspense account within our general account and we may earn interest on amounts held in that suspense account. Contract owners will not be credited with any interest earned on amounts held in that suspense account. The monies in such suspense account may be subject to our general creditors. Moreover, because the FINRA rule authorizing the use of such accounts is new, there may be uncertainty as to the segregation and treatment of such insurance company general account assets under applicable Federal and State laws.

ADDITIONAL PURCHASE PAYMENTS: We will apply any additional Purchase Payments on the Valuation Day that we receive the Purchase Payment at our Service Office in Good Order.

SCHEDULED TRANSACTIONS: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, Required Minimum Distributions, substantially equal periodic payments under section 72(t)/72(q) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to Required Minimum Distributions, substantially equal periodic payments under Section

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72(t)/72(q) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

UNSCHEDULED TRANSACTIONS: "Unscheduled" transactions include any other non-scheduled transfers and requests for partial withdrawals or Free Withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner's signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in "Processing And Valuing Transactions".

MEDICALLY-RELATED SURRENDERS &DEATH BENEFITS: Medically-related surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.

We are generally required by law to pay any death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order at our Service Office.

TERMINATION OF OPTIONAL BENEFITS: For the Highest Daily Lifetime Income benefits, if the benefit terminates for any reason other than death or annuitization, we will deduct a final charge upon termination, based on the number of days since the charge for the benefit was most recently deducted.

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                               TAX CONSIDERATIONS


The tax considerations associated with an Annuity vary depending on whether the contract is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relate to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible IRA contributions. The discussion includes a description of certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity's "spousal continuance" provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the annuity. Please note that there may be adverse federal tax consequences with distributions and other transactions upon the death of the first civil union or same-sex marriage partner.


The discussion below generally assumes that the Annuity is issued to the Annuity Owner. For Annuities issued under the Beneficiary Continuation Option or as a Beneficiary Annuity, refer to the Taxes Payable by Beneficiaries for Nonqualified Annuity Contracts and Required Distributions Upon Your Death for Qualified Annuity Contracts in this Tax Considerations section.

NONQUALIFIED ANNUITY CONTRACTS

IN GENERAL, AS USED IN THIS PROSPECTUS, A NONQUALIFIED ANNUITY IS OWNED BY AN INDIVIDUAL OR NON-NATURAL PERSON AND IS NOT ASSOCIATED WITH A TAX-FAVORED RETIREMENT PLAN.

TAXES PAYABLE BY YOU We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract Owner.

It is possible that the Internal Revenue Service (IRS) could assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for Owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.

You must commence annuity payments or surrender your Annuity no later than the first day of the calendar month next following the maximum Annuity date for your Annuity. For some of our contracts, you are able to choose to defer the Annuity Date beyond the default Annuity date described in your Annuity. However, the IRS may not then consider your contract to be an annuity under the tax law.

TAXES ON WITHDRAWALS AND SURRENDER If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal and subject to income tax

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to the extent of gain. If you transfer your contract for less than full consideration, such as by gift, you will also trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the contract to income tax.

TAXES ON ANNUITY PAYMENTS A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your Purchase Payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

If your Account Value is reduced to zero but the Annuity remains in force due to a benefit provision, further distributions from the Annuity will be reported as annuity payments, using an exclusion ratio based upon the undistributed purchase payments in the Annuity and the total value of the anticipated future payments until such time as all Purchase Payments have been recovered.

Please refer to your Annuity contract for the maximum Annuity Date, also described above.

PARTIAL ANNUITIZATION

Effective January 1, 2011, an individual may partially annuitize their non-qualified annuity if the contract so permits. The Small Business Jobs Act of 2010 included a provision which allows for a portion of a non-qualified annuity, endowment or life insurance contract to be annuitized while the balance is not annuitized. The annuitized portion must be paid out over 10 or more years or over the lives of one or more individuals. The annuitized portion of the contract is treated as a separate contract for purposes of determining taxability of the payments under IRC section 72. We do not currently permit partial annuitization.

MEDICARE TAX ON NET INVESTMENT INCOME

The Patient Protection and Affordable Care Act, also known as the 2010 Health Care Act, included a new Medicare tax on investment income. This new tax, which is effective in 2013, assesses a 3.8% surtax on the lesser of (1) net investment income or (2) the excess of "modified adjusted gross income" over a threshold amount. The "threshold amount" is $250,000 for married taxpayers filing jointly, $125,000 for married taxpayers filing separately, $200,000 for single taxpayers, and approximately $12,000 for trusts. The taxable portion of payments received as a withdrawal, surrender or annuity payment will be considered investment income for purposes of this surtax.

TAX PENALTY FOR EARLY WITHDRAWAL FROM A NONQUALIFIED ANNUITY CONTRACT You may owe a 10% tax penalty on the taxable part of distributions received from your Nonqualified Annuity contract before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

..    the amount is paid on or after you reach age 59 1/2 or die;
..    the amount received is attributable to your becoming disabled;
..    generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years and modification of payments during that time period will result in retroactive application of the 10% tax penalty); or
..    the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

SPECIAL RULES IN RELATION TO TAX-FREE EXCHANGES UNDER SECTION 1035
Section 1035 of the Internal Revenue Code of 1986, as amended (Code), permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity, including tax-free exchanges of annuity death benefits for a Beneficiary Annuity. Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of

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the partially exchanged amount as well as the 10% tax penalty on pre-age 59
1/2 withdrawals. In Revenue Procedure 2008-24, the IRS has indicated that where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 12 months of the date on which the partial exchange was completed, the transfer will retroactively be treated as a taxable distribution from the initial annuity contract and a contribution to the receiving annuity contract. Tax free exchange treatment will be retained under certain circumstances if you are eligible for an exception to the 10% federal income tax penalty, other than the exceptions for substantially equal periodic payments or distributions under an immediate annuity. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a recovery of your investment in the contract first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% tax penalty.

TAXES PAYABLE BY BENEFICIARIES

The Death Benefit options are subject to ordinary income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the Owner's estate for federal estate tax purposes. Generally, the same tax rules described above would also apply to amounts received by your Beneficiary. Choosing an option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit

     . As a lump sum payment: the Beneficiary is taxed in the year of payment on gain in the contract.
     . Within 5 years of death of Owner: the Beneficiary is taxed as amounts are withdrawn (in this case gain is treated as being distributed first).
     . Under an annuity or annuity settlement option with distribution beginning within one year of the date of death of the Owner: the Beneficiary is taxed on each payment (part will be treated as gain and part as return of Purchase Payments).

CONSIDERATIONS FOR CONTINGENT ANNUITANTS: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity contract is held by a pension plan or a tax favored retirement plan, or held by a Custodial Account (as defined earlier in this prospectus). In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity contract continues after the death of the Annuitant. However, tax deferral should be provided instead by the pension plan, tax favored retirement plan, or Custodial Account. We may also allow the naming of a contingent annuitant when a Nonqualified Annuity contract is held by an entity owner when such contracts do not qualify for tax deferral under the current tax law. This does not supersede any benefit language which may restrict the use of the contingent annuitant.

REPORTING AND WITHHOLDING ON DISTRIBUTIONS Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with three (3) exemptions unless you designate a different withholding status. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. If you are a U.S. person (including resident alien), and your address of record is a non-U.S. address, we are required to withhold income tax unless you provide us with a U.S. residential address.

State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.

Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

ENTITY OWNERS

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Where a contract is held by a non-natural person (e.g. a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

Where a contract is issued to a Charitable Remainder Trust (CRT), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually. As there are charges for the living benefits described elsewhere in this prospectus, and such charges reduce the contract value of the Annuity, trustees of the CRT should discuss with their legal advisors whether election of such living benefits violates their fiduciary duty to the remainder beneficiary.

Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Code, such contract shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity. At this time, we will not issue an Annuity to grantor trusts with multiple grantors.

Where a contract is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the contract is required to terminate upon the death of the grantor of the trust if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the contract value will be paid out to the Beneficiary and it is not eligible for the death benefit provided under the contract.

ANNUITY QUALIFICATION

Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of an Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolios underlying the variable Investment Options of the Annuity meet these diversification requirements.

An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.

Required Distributions Upon Your Death for Nonqualified Annuity Contracts. Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. For Nonqualified annuity contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. This means that for a contract held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitants to die.

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Changes In Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract Owners and you will be given notice to the extent feasible under the circumstances.

QUALIFIED ANNUITY CONTRACTS

IN GENERAL, AS USED IN THIS PROSPECTUS, A QUALIFIED ANNUITY IS AN ANNUITY CONTRACT WITH APPLICABLE ENDORSEMENTS FOR A TAX-FAVORED PLAN OR A NONQUALIFIED ANNUITY CONTRACT HELD BY A TAX-FAVORED RETIREMENT PLAN.

The following is a general discussion of the tax considerations for Qualified Annuity contracts. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your Financial Professional prior to purchase to confirm if this contract is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this contract.

A Qualified annuity may typically be purchased for use in connection with:

     . Individual retirement accounts and annuities (IRAs), including inherited IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;

     . Roth IRAs, including inherited Roth IRAs (which we refer to as a Beneficiary Roth IRA) under Section 408A of the Code;

     . A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);

     . H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code)

     . Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs);

     .    Section 457 plans (subject to 457 of the Code).

A Nonqualified annuity may also be purchased by a 401(a) trust or custodial IRA or Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

TYPES OF TAX-FAVORED PLANS

IRAS. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" and "Roth IRA Disclosure Statement" which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "Free Look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

CONTRIBUTIONS LIMITS/ROLLOVERS. Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, by making a contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. In 2011 the contribution limit is $5,000. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation.

The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA.

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In some circumstances, non-spouse Beneficiaries may roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans. However, the rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover, and if permitted by the plan. Under the Worker, Retiree and Employer Recovery Act of 2008, employer retirement plans are required to permit non-spouse Beneficiaries to roll over funds to an inherited IRA for plan years beginning after December 31, 2009. An inherited IRA must be directly rolled over from the employer plan or transferred from an IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA. In this prospectus, an inherited IRA is also referred to as a Beneficiary Annuity.

Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

          . You, as Owner of the contract, must be the "Annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);
     .    Your rights as Owner are non-forfeitable;
     .    You cannot sell, assign or pledge the contract;
          . The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);
     . The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70 1/2; and
     . Death and annuity payments must meet "required minimum distribution" rules described below.

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier regarding a Nonqualified Annuity. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

     .    A 10% early withdrawal penalty described below;
     . Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or
     .    Failure to take a required minimum distribution, also described below.

SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

..    If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
     (a) $49,000 in 2011 ($49,000 in 2010) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2011, this limit is $245,000 ($245,000 for 2010);
..    SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and
..    SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $16,500 in 2011 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2011. These amounts are indexed for inflation. Not all Annuities issued by us are available for SARSEPs. You will also be provided the same information, and have the same "Free Look" period, as you would have if you purchased the contract for a standard IRA.

ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

..    Contributions to a Roth IRA cannot be deducted from your gross income;

..    "Qualified distributions" from a Roth IRA are excludable from gross income.
     A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59 1/2; (b) after the Owner's death; (c) due to the Owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will

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     be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.
..    If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, SEP, SIMPLE-IRA, employer sponsored retirement plan (under sections 401(a) or 403(b) of the Code) or Roth IRA; or, if you meet certain income limitations, by making a contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. The Code permits persons who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. The conversion of non-Roth accounts triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA. However, it is our understanding of the Code that non-spouse Beneficiaries cannot "rollover" benefits from a traditional IRA to a Roth IRA.

TDAs. In general, you may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) annuity) if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $16,500 in 2011. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2011. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may generally only qualify as a TDA if distributions of salary deferrals (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

..    Your attainment of age 59 1/2;
..    Your severance of employment;
..    Your death;
..    Your total and permanent disability; or
..    Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another employer's TDA plan or mutual fund "custodial account" described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

CAUTION: Under IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information-sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g., transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer's approval in written or electronic form.

REQUIRED MINIMUM DISTRIBUTIONS AND PAYMENT OPTIONS If you hold the contract under an IRA (or other tax-favored plan), required minimum distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required minimum distributions are calculated based on the sum of the Account Value and the actuarial value of any additional living and death benefits from optional

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riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of payments under the living and death benefit optional riders.

You can use the Minimum Distribution option to satisfy the required minimum distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the required minimum distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the contract as of December 31 of the prior year, but is determined without regard to other contracts you may own.

Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.

CHARITABLE IRA DISTRIBUTIONS.

The Pension Protection Act of 2006 included a charitable giving incentive permitting tax-free IRA distributions for charitable purposes. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 extended this provision until the end of 2011.

For distributions in tax years beginning after 2005 and before 2012, the Act provides an exclusion from gross income, up to $100,000 for otherwise taxable IRA distributions from a traditional or Roth IRA that are qualified charitable distributions. To constitute a qualified charitable distribution, the distribution must be made (1) directly by the IRA trustee to certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70 1/2. Distributions that are excluded from income under this provision are not taken into account in determining the individual's deductions, if any, for charitable contributions.

The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements for the new income tax exclusion added by the Pension Protection Act. As a result the general rules for reporting IRA distributions apply.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that Beneficiary is your surviving spouse.

     . If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse as sole primary beneficiary, the contract may be continued with your spouse as the Owner.
     . If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.
     . If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

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A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

TAX PENALTY FOR EARLY WITHDRAWALS FROM QUALIFIED ANNUITY CONTRACTS You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

..    the amount is paid on or after you reach age 59 1/2 or die;
..    the amount received is attributable to your becoming disabled; or
..    generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually.
     (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments or additional contributions to the contract during that time period will result in retroactive application of the 10% tax penalty.)

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

We will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a 457 governmental plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. We will not withhold for payments made from trustee owned contracts or for payments under a 457 plan. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

     . For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions
     . If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default; and
     .    For all other distributions, we will withhold at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

ERISA REQUIREMENTS

ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevent a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract. Information about any applicable fees, charges, discounts, penalties or adjustments may be

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found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuities.

Other relevant information required by the exemptions is contained in the contract and accompanying documentation.

Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.

SPOUSAL CONSENT RULES FOR RETIREMENT PLANS - QUALIFIED CONTRACTS If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

DEFINED BENEFIT PLANS AND MONEY PURCHASE PENSION PLANS.

If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity"
(QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

DEFINED CONTRIBUTION PLANS (INCLUDING 401(K) PLANS AND ERISA 403(B) ANNUITIES). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.

IRAS, NON-ERISA 403(B) ANNUITIES, AND 457 PLANS.

Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.

GIFTS AND GENERATION-SKIPPING TRANSFERS

If you transfer your contract to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

ADDITIONAL INFORMATION

For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

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


                                OTHER INFORMATION

PRUCO LIFE OF NEW JERSEY AND THE SEPARATE ACCOUNT

PRUCO LIFE OF NEW JERSEY. Pruco Life Insurance Company of New Jersey (Pruco Life of New Jersey) is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities in New Jersey and New York, and accordingly is subject to the laws of each of those states. Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. No company other than Pruco Life of New Jersey has any legal responsibility to pay amounts that it owes under its annuity contracts. This means that where you participate in an optional living benefit and the value of that benefit (e.g., the Protected Withdrawal Value, for Highest Daily Lifetime Income) exceeds your current Account Value, you would rely solely on the ability of Pruco Life of New Jersey to make payments under the benefit out of its own assets. As Pruco Life of New Jersey's ultimate parent, Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life of New Jersey.

Pruco Life of New Jersey incorporates by reference into the prospectus its latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (Exchange Act) since the end of the fiscal year covered by its latest annual report. In addition, all documents subsequently filed by Pruco Life of New Jersey pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. Pruco Life of New Jersey will provide to each person, including any beneficial Owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company of New Jersey, One Corporate Drive, Shelton, CT 06484 or by calling 800-752-6342. Pruco Life of New Jersey files periodic reports as required under the Exchange Act. The public may read and copy any materials that Pruco Life of New Jersey files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov). Our internet address is http://www.prudentialannuities.com.

Pruco Life of New Jersey conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed "service providers" or "administrators" under the Investment Company Act of 1940. The entities engaged by Pruco Life of New Jersey may change over time. As of December 31, 2010, non-affiliated entities that could be deemed service providers to Pruco Life of New Jersey and/or another insurer within the Prudential Annuities business unit consisted of the following: Alliance-One Services Inc. (administration of variable life policies) located at 55 Hartland Street, East Hartford CT 06108, Ascensus (qualified plan administrator) located at 200 Dryden Road, Dresher, PA 19025, Alerus Retirement Solutions (qualified plan administrator) ,State Street Financial Center One, Lincoln Street, Boston, MA 02111, Aprimo (fulfillment of marketing materials), 510 East 96th Street, Suite 300, Indianapolis, IN 46240, Blue Frog Solutions, Inc. (order entry systems provider) located at 555 SW 12th Ave, Suite 202, Pompano Beach, FL 33069, Broadridge Investor Communication Solutions, Inc. (proxy tabulation services), 51 Mercedes Way, Edgewood, NY 11717, Consona (maintenance and storage of administrative documents), 333 Allegheny Avenue, Suite 301 North, Oakmont, PA 15139-2066, Depository Trust & Clearing Corporation (clearing and settlement services), 55 Water Street, 26th Floor, New York, NY 10041, DG3 North America, Inc. (proxy and prospectus printing and mailing services), 100 Burma Road, Jersey City, NJ 07305, DST Systems, Inc. (clearing and settlement services), 4900 Main, 7th Floor, Kansas City, MO 64112, EBIX, Inc. (order-entry system), 5 Concourse Parkway, Suite 3200, Atlanta, GA 30328, ExlService Holdings, Inc., (administration of annuity contracts), 350 Park Avenue, 10th Floor, New York, NY 10022, Diversified Information Technologies Inc. (records management), 123 Wyoming Avenue, Scranton, PA 18503, Fiserv (composition, printing and mailing of confirmation and quarterly statements), 881 Main Street, Manchester, CT 06040, Fosdick Fulfillment Corp. (fulfillment of prospectuses and marketing materials), 26 Barnes Industrial Park Road, North Wallingford, CT 06492, Insurance Technologies (annuity illustrations), 38120 Amrhein Ave., Livonia, MI 48150, Lason Systems, Inc. (contract printing and mailing), 1305 Stephenson Highway, Troy, MI 48083, Morningstar Associates LLC (asset allocation recommendations) , 225 West Wacker Drive Chicago, IL 60606, National Financial Services (clearing and settlement services), NEPS, LLC (composition, printing, and mailing of contracts and benefit documents), 12 Manor Parkway, Salem, NJ 03079, Pershing LLC (order-entry systems provider), One Pershing Plaza, Jersey City, NJ 07399, RR Donnelley Receivables, Inc. (printing annual reports and prospectuses), 111 South Wacker Drive, Chicago, IL 60606-4301, Skywire Software (composition, printing, and mailing of contracts and benefit documents), 150 Post Street, Suite 500, San Francisco, CA 94108, VG Reed & Sons, Inc. (printing and fulfillment of annual reports),

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


1002 South 12th Street, Louisville, KY 40210, William B. Meyer (printing and fulfillment of prospectuses and marketing materials), 255 Long Beach Boulevard, Stratford, CT 06615.

THE SEPARATE ACCOUNT. We have established a Separate Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under New Jersey law on May 20, 1996, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the Separate Account are held in the name of Pruco Life of New Jersey and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account are, in accordance with the Annuities, credited to or charged against the Separate Account without regard to other income, gains, or losses of Pruco Life of New Jersey. The obligations under the Annuities are those of Pruco Life of New Jersey, which is the issuer of the Annuities and the depositor of the Separate Account. More detailed information about Pruco Life of New Jersey, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

We may offer new Sub-accounts, eliminate Sub-accounts, or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with guidance provided by the SEC or its staff (or after obtaining an order from the SEC, if required). We reserve the right to substitute underlying portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

If you are enrolled in a Dollar Cost Averaging, Automatic Rebalancing, or comparable programs while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions, and an available Money Market Fund in the case of fund liquidations. Your enrollment instructions will be automatically updated to reflect the surviving fund, the replacement fund or a Money Market Fund for any continued and future investments.

SERVICE FEES PAYABLE TO PRUCO LIFE OF NEW JERSEY
Pruco Life of New Jersey and/or our affiliates receive substantial and varying administrative service payments, Rule 12b-1 fees, and "revenue sharing" payments from certain underlying Portfolios or related parties. Rule 12b-1 fees compensate our affiliated principal underwriter for distribution, marketing, and/or servicing functions. Administrative services payments compensate us for providing administrative services with respect to Annuity Owners invested indirectly in the Portfolio, which include duties such as recordkeeping shareholder services, and the mailing of periodic reports. We receive administrative services fees with respect to both affiliated underlying Portfolios and unaffiliated underlying Portfolios. The administrative services fees we receive from affiliates originate from the assets of the affiliated Portfolio itself and/or the assets of the Portfolio's investment advisor. In recognition of the administrative services provided by the relevant affiliated insurance companies, the investment advisors to certain affiliated Portfolios also make "revenue sharing" payments to such affiliated insurance companies. In any case, the existence of these payments tends to increase the overall cost of investing in the Portfolio. In addition, because these payments are made to us, allocations you make to these affiliated underlying Portfolios benefit us financially.

We collect these payments and fees under agreements between us and a Portfolio's principal underwriter, transfer agent, investment advisor and/or other entities related to the Portfolio.

The 12b-1 fees and administrative services fees that we receive may vary among the different fund complexes that are part of our investment platform. Thus, the fees we collect may be greater or smaller, based on the Portfolios that you select. In addition, we may consider these payments and fees, among a number of factors, when deciding to add or keep a Portfolio on the "menu" of Portfolios that we offer through the Annuity.

Please see the table entitled "Underlying Mutual Fund Portfolio Annual Expenses" for a listing of the Portfolios that pay a 12b-1 fee. With respect to administrative services fees, the maximum fee that we receive currently is equal to 0.40% of the average assets allocated to the Portfolio(s) under the Annuity. We expect to make a profit on these fees.

In addition, an investment advisor, sub-advisor or distributor of the underlying Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or

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


other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the advisor, sub-advisor, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the advisor's, sub-advisor's or distributor's participation. These payments or reimbursements may not be offered by all advisors, sub-advisors, or distributors, and the amounts of such payments may vary between and among each advisor, sub-advisor, and distributor depending on their respective participation.

During 2010, with regard to amounts that were paid under these kinds of arrangements described immediately above, the amounts ranged from approximately $569 to approximately $776,553. These amounts may have been paid to one or more Prudential-affiliated insurers issuing individual variable annuities.

LEGAL STRUCTURE OF THE UNDERLYING FUNDS
Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act of 1940. Shares of the underlying mutual fund Portfolios are sold to Separate Accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

VOTING RIGHTS
We are the legal Owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under current SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also "mirror vote" shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.

Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

MATERIAL CONFLICTS
It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective Separate Accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between Owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between Owners of

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


variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

CONFIRMATIONS, STATEMENTS, AND REPORTS
We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudentialannuities.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm certain regularly scheduled transactions, including, but not limited to the Annual Maintenance Fee, systematic withdrawals (including 72(t)/72(q) payments and Required Minimum Distributions), electronic funds transfer, Dollar Cost Averaging, auto rebalancing, the Custom Portfolios Program, and Premium Based Charges in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge $50 for each such additional report, but may waive that charge in the future. We will also send an annual report and a semi-annual report containing applicable financial statements for the portfolios to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY
Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the annuity offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products. PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA). Each Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuities but are exempt from registration (firms). Applications for each Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PAD may offer the Annuity directly to potential purchasers.


Under the selling agreements, commissions are paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive all or a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 5 %. In addition, we may pay trail commissions, equal to a percentage of the average account value or based on other criteria. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account. Compensation varies by annuity product, and such differing compensation could be a factor in which annuity a Financial Professional recommends to you.


In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or our annuities generally on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on an annuity's features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about our annuities; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PAD. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

     .    Percentage Payments based upon "Assets under Management" or "AUM":
          This type of payment is a percentage payment that is based upon the total assets, subject to certain criteria in certain Pruco Life of New Jersey products.
     . Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under Pruco Life of New Jersey annuity products sold through the firm (or its

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          affiliated broker-dealers).
     . Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their registered representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments periodically during the relationship for systems, operational and other support.

The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2010) received payment with respect to our annuity business generally during 2010 (or as to which a payment amount was accrued during 2010). Because this Annuity is new, the list below does not reflect amounts paid with respect to the sale of this Annuity. The firms listed below include those receiving payments in connection with marketing of products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your Financial Professional can provide you with more information about the compensation arrangements that apply upon request. During 2010, the least amount paid, and greatest amount paid, were $19.33 and $5,253,573.10, respectively.

NAME OF FIRM:


1/st/ Global Capital Corp.              Huntleigh Securities              Questar Capital Corporation
AFA Financial Group                     IMS Securities                    Raymond James & Associates, Inc.
Agency                                  Independent Financial Grp, LLC    Raymond James Financial Services
Allegheny Investments Ltd               Infinex Investments, Inc.         RBC Capital Markets Corporation
Allen & Company of Florida, Inc.        ING Financial Partners, Inc.      Resource Horizons Group
Allstate Financial Services, LLC        Institutional Securities Corp.    RNR Securities, LLC
American Financial Associates           Intervest International           Robert W. Baird & Co., Inc.
                                        Equities Corp.
American Portfolio Financial Services   Invest Financial Corporation      Rothman Securities
Inc.
Ameriprise Financial Inc.               Investacorp                       Royal Alliance Associates, Inc.
Ameritas Investment Corp.               Investment Centers of America     Sagepoint Financial, Inc.
Anchor Bay Securities, LLC              Investment Professionals          Sammons Securities Co., LLC
Arete Wealth Management                 Investors Capital Corporation     Saunders Discount Brokerage, Inc.
Arvest Asset Management                 J.J.B. Hilliard Lyons, Inc.       SCF Securities, Inc.
Askar Corporation                       J.P. Turner & Company, LLC        Scott & Stringfellow, Inc.
Ausdal Financial Partners, Inc.         J.W. Cole Financial, Inc.         Securian Financial Services, Inc.
AXA Advisors, LLC                       Janney Montgomery Scott, LLC      Securities America, Inc.
Banc of America Invest. SVS (SO)        Key Investment Services LLC       Securities Service Network, Inc.


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


BB&T Investment Services, Inc.          KMS Financial Services, Inc.      Sigma Financial Corporation
BBVA Compass Investment Solutions,      Kovack Securities, Inc.           Signator Investors, Inc.
Inc.
BCG Securities, Inc.                    LaSalle St. Securities, LLC       SII Investments, Inc.
Berthel Fisher & Company                Legend Equities Corporation       SMH Capital, Inc.
BFT Financial Group, LLC                Legg Mason                        Southwest Securities, Inc.
Brookstone Securities, Inc.             Lincoln Financial                 Spire Securities LLC
                                        Advisors
Cadaret, Grant & Co., Inc.              Lincoln Financial                 Stephens Insurance Svcs. Inc.
                                        Securities Corporation
Calton & Associates, Inc.               Lincoln Investment                Sterne Agee Financial Services,
                                        Planning                          Inc.
Cambridge Investment Research, Inc.     Lombard Securities Inc.           Stifel Nicolaus & Co., Inc.
Cantella & Co., Inc.                    LPL Financial Corporation         Strategic Fin Alliance Inc.
Cape Securities, Inc.                   M Holdings Securities, Inc.       Summit Brokerage Services, Inc.
Capital Analysts                        Matrix Capital Group, Inc.        Summit Equities, Inc.
Capital Financial Services, Inc.        McClurg Capital Corporation       Sunset Financial Services, Inc.
Capital Growth Resources                                                  SunTrust Investment Services, Inc.
Capital Group Sec. Inc., The            Merrill Lynch                     Symetra Investment Services Inc.
Capital Investment Group, Inc.          MetLife                           TFS Securities, Inc.
Capital One Investment Services, LLC    MICG Investment Mgmt,LLC          The Investment Center
Capitol Securities Management, Inc.     Michigan Securities, Inc.         The Leaders Group, Inc.
CCO Investment Services Corp.           Mid-Atlantic Capital Corp.        The O.N. Equity Sales Co.
Centaurus Financial, Inc.               MML Investors Services, Inc.      The Prudential Insurance Company
                                                                          of America
CFD Investments, Inc.                   Moloney Securities Company        Thoroughbred Financial Services
Chase Investment Services               Money Concepts Capital Corp.      Tower Square Securities, Inc.
Comerica Securities, Inc.               Morgan Keegan & Company           TransAmerica Financial Advisors,
                                                                          Inc.
Commonwealth Financial Network          Morgan Stanley Smith Barney       Triad Advisors, Inc.
Compak Securities                       MTL Equity Products, Inc.         Trustmont Financial Group, Inc.
Comprehensive Asset Management          Multi Financial Securities Corp.  UBS Financial Services, Inc.


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


Cornerstone Financial                   National Planning Corporation     Unionbanc Investment Serv. LLC
Crescent Securities Group               National Securities Corp.         United Brokerage Services, Inc.
Crown Capital Securities, LP            Nationwide Securities, LLC        United Planners Financial Services
CUNA Brokerage Services, Inc.           New England Securities Corp.      USA Financial Securities Corp.
CUSO Financial Services, LP             Newbridge Securities Corp.        US Bank
DeWaay Financial Network, LLC           Next Financial Group, Inc.        UVEST Financial Services Group,
                                                                          Inc.
Elliott Davis Brokerage Services, LLC   NFP Securities, Inc.              VALIC Financial Advisors, Inc
Equity Services, Inc.                   North Ridge Securities Corp.      Valmark Securities, Inc.
Essex Financial Services, Inc.          OFG Financial Services, Inc.      VSR Financial Services, Inc.
Fifth Third Securities, Inc.            OneAmerica Securities, Inc.       Waddell & Reed Inc.
Financial Advisers of                   Oppenheimer & Co., Inc.           Wall Street Financial Group
America LLC
Financial Network Investment            Pacific Financial Associates,     Walnut Street Securities, Inc.
                                        Inc.
Financial Planning Consultants          Pacific West Securities, Inc.     Wayne Hummer Investments LLC
Financial Telesis Inc.                  Packerland Brokerage Services,    Wedbush Morgan Securities
                                        Inc.
Financial West Group                    Park Avenue Securities, LLC       Wells Fargo Advisors LLC
Fintegra, LLC                           Paulson Investment Co., Inc.      Wells Fargo Advisors LLC-
                                                                          Wealth
First Allied Securities, Inc.           People's Securities, Inc.         Wells Fargo Investments, LLC
First Brokerage America, LLC            PlanMember Securities Corp.       Wescom Financial Services LLC

First Citizens Investor Services Inc    PNC Investments, LLC              Western International Securities,
                                                                          Inc.
First Financial Equity Corp.            Presidential Brokerage, Inc.      WFG Investments, Inc.
First Heartland Capital, Inc.           Prime Capital Services, Inc.      Wilbanks Securities, Inc.
First Southeast Investor Services       PrimeVest Financial Services      Woodbury Financial Services, Inc.
First Tennessee Brokerage, Inc.         Princor Financial Services Corp.
First Western Advisors                  ProEquities, Inc.                 World Equity Group, Inc.
Florida Investment Advisers             Prospera Financial Services,      World Group Securities, Inc.
                                        Inc.
Foothill Securities, Inc.               Purshe Kaplan Sterling            WRP Investments, Inc.
                                        Investments
Fortune Financial Services, Inc.        QA3 Financial Corp.               Wunderlich Securities


Founders Financial Securities, LLC
Frost Brokerage Services
FSC Securities Corp.
FSIC
G.A. Repple & Company
GBS - Life Plans Unlimited
Garden State Securities, Inc.
Gary Goldberg & Co., Inc.
Geneos Wealth Management, Inc.
Genworth Financial Securities Corp.
Girard Securities, Inc.
Great American Advisors, Inc.
Great Nation Investment Corp.
GWN Securities, Inc.
H. Beck, Inc.
Hantz Financial Services, Inc.
HBW Securities LLC
H.D. Vest Investment
Harbor Financial Services LLC
Harbour Investments, Inc.
Heim, Young & Associates, Inc.
Hornor, Townsend & Kent, Inc.

While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your Financial Professional can provide you with more information about the compensation arrangements that apply upon request.

FINANCIAL STATEMENTS
The financial statements of the Separate Account and Pruco Life of New Jersey are included in the Statement of Additional Information.

INDEMNIFICATION
Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

Pruco Life of New Jersey is subject to legal and regulatory actions in the ordinary course of its business, including class action lawsuits. Pruco Life of New Jersey's pending legal and regulatory actions may include proceedings specific to it and proceedings generally applicable to business practices in the industry in which it operates. Pruco Life of New Jersey is subject to class action lawsuits and individual lawsuits involving a variety of issues, including sales practices, underwriting practices, claims payment and procedures, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, return of premiums or excessive premium charges and breaching fiduciary duties to customers. Pruco Life of New Jersey is subject to litigation involving commercial disputes with counterparties or partners and class action lawsuits and other litigation alleging, among other things, that it made improper or inadequate disclosures in connection with the sale of assets and annuity and investment products or charged excessive or impermissible fees on these products, recommended unsuitable products to customers, mishandled customer accounts or breached fiduciary duties to customers. Pruco Life of New Jersey may be a defendant in, or be contractually responsible to third parties for, class action lawsuits and individual litigation arising from its operations, including claims for breach of contract. Pruco Life of New Jersey is also subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment and could be exposed to claims or litigation concerning certain business or process patents. Regulatory authorities from time to time make inquiries and conduct investigations and examinations relating particularly to Pruco Life of New Jersey and its products. In addition, Pruco Life of New Jersey, along with other participants in the businesses in which it engages, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus. In some of Pruco Life of New Jersey's pending legal and regulatory actions, parties may seek large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of a litigation or regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.

In July 2010, Pruco Life of New Jersey and certain affiliates, as well as other life insurance industry participants, received a formal request for information from the State of New York Attorney General's Office in connection with its investigation into industry practices relating to life insurance policies for which death benefits, unless the beneficiary elects another settlement method, are placed in retained asset accounts, which earn interest and are subject to withdrawal in whole or in part at any time by the beneficiary. Pruco Life of New Jersey is cooperating with this investigation. Pruco Life of New Jersey has also been contacted by state insurance regulators and other governmental entities regarding retained asset accounts. In April 2010, a purported state-wide class action was filed against Prudential Insurance in Nevada state court alleging that Prudential Insurance delayed payment of death benefits and improperly retained undisclosed profits by placing death benefits in retained asset accounts. In January 2011, this action was dismissed. In February 2011, the plaintiff appealed the dismissal. An earlier case by the same plaintiff making substantially the same allegations was dismissed in federal court. In December 2010, a purported state-wide class action was filed in state court against Prudential Insurance and Prudential Financial and removed to federal court in Illinois. The complaint makes allegations under Illinois law substantially similar to the other retained asset account cases on behalf of a class of Illinois residents. In March 2011, an amended complaint dropping Prudential Financial, Phillips v. Prudential Insurance and Pruco Life, was filed. In July 2010, a purported nationwide class action was filed in Massachusetts federal court against Prudential Insurance relating to retained asset accounts associated with life insurance covering U.S. service members and veterans. Prudential Insurance has moved to dismiss the complaint. In November and December 2010, three additional purported class actions making substantially the same allegations on behalf of the same purported class of beneficiaries were filed against Prudential Insurance and Prudential Financial in New Jersey federal court. In March 2011, all four cases were consolidated in the Massachusetts federal court by the Judicial Panel on Multi-District Litigation and the motion to dismiss was denied. In October 2010, a purported nationwide class action was filed in Pennsylvania federal court on behalf of beneficiaries of ERISA-governed welfare benefit plans claiming that the use of retained asset accounts violates ERISA. Additional investigations, information requests, hearings, claims, litigation and adverse publicity may arise with respect to the retained asset accounts.

Pruco Life of New Jersey's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that Pruco Life of New Jersey's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life of New Jersey's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life of New Jersey's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on Pruco Life of New Jersey's financial position.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:
     .    Company
     .    Experts
     .    Principal Underwriter
     .    Payments Made to Promote Sale of Our Products
     .    Determination of Accumulation Unit Values
     .    Financial Statements

HOW TO CONTACT US

You can contact us by:

     . calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours,
     . writing to us via regular mail at Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
     . writing to us via overnight mail, certified, or registered mail delivery at the Prudential Annuity Service Center, 2101 Welsh Road, Dresher, PA 19025.
     . accessing information about your Annuity through our Internet Website at www.prudentialannuities.com.

You can obtain account information by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number
(PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

Pruco Life of New Jersey does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life of New Jersey reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

                      APPENDIX A - ACCUMULATION UNIT VALUES

Because the Annuity is new, no historical Unit values are depicted here. However, such historical Unit values will be set forth in subsequent amendments to this prospectus.

APPENDIX B- FORMULA FOR HIGHEST DAILY LIFETIME INCOME AND SPOUSAL HIGHEST DAILY LIFETIME INCOME

   TRANSFERS OF ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST
                        INVESTMENT GRADE BOND SUB-ACCOUNT

TERMS AND DEFINITIONS REFERENCED IN THE CALCULATION FORMULAS:

     . C\\u\\ - the upper target is established on the effective date of the Highest Daily Lifetime Income/Spousal Highest Daily Lifetime Income benefit (the "Effective Date") and is not changed for the life of the guarantee. Currently, it is 83%.

     . C\\us\\ - The secondary upper target is established on the Effective Date of the Highest Daily Lifetime Income/Spousal Highest Daily Lifetime Income benefit and is not changed for the life of the guarantee. Currently it is 84.5%

     . C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 80%.

     . C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 78%.

     .    L - the target value as of the current Valuation Day.

     .    r - the target ratio.

     . a - factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee. (See below for the table of "a" factors)

     .    V\\v\\ - the total value of all Permitted Sub-accounts in the Annuity.

     . V\\F\\ - the Unadjusted Account Value of all elected DCA MVA Options in the Annuity.

     .    B - the total value of the AST Investment Grade Bond Portfolio
          Sub-account.

     . P - Income Basis. Prior to the first Lifetime Withdrawal, the Income Basis is equal to the Protected Withdrawal Value calculated as if the first Lifetime Withdrawal were taken on the date of calculation. After the first Lifetime Withdrawal, the Income Basis is equal to the greater of (1) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for additional Purchase Payments and adjusted proportionally for Excess Income*, and (2) the Protected Withdrawal Value on any Annuity Anniversary subsequent to the first Lifetime Withdrawal, increased for subsequent additional Purchase Payments and adjusted proportionately for Excess Income* and (3) any highest daily Unadjusted Account Value occurring on or after the later of the immediately preceding Annuity anniversary, or the date of the first Lifetime Withdrawal, and prior to or including the date of this calculation, increased for additional Purchase Payments and adjusted for withdrawals, as described herein.

     . T - the amount of a transfer into or out of the AST Investment Grade Bond Portfolio Sub-account.

     . T\\M\\ - the amount of a monthly transfer out of the AST Investment Grade Bond Portfolio.

* Note: Lifetime Withdrawals of less than or equal to the Annual Income Amount do not reduce the Income Basis.

DAILY TARGET VALUE CALCULATION:

On each Valuation Day, a target value (L) is calculated, according to the following formula. If (VV + VF) is equal to zero, no calculation is necessary. Target Values are subject to change for new elections of this benefit on a going-forward basis.

                                L = 0.05 * P * a

DAILY TRANSFER CALCULATION:

The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

                   Target Ratio r = (L - B)/(V\\V\\ + V\\F\\).

     . If on the third consecutive Valuation Day r (greater than) C\\u\\ and r (less or =) C\\us\\ or if on any day r (greater than) C\\us\\, and transfers have not been suspended due to the 90% cap rule, assets in the Permitted Sub-accounts and the DCA MVA Options, if applicable, are transferred to the AST Investment Grade Bond Portfolio Sub-account.

     . If r (less than) C\\l\\, and there are currently assets in the AST Investment Grade Bond Portfolio Sub-account (B (greater than) 0), assets in the AST Investment Grade Bond Portfolio Sub-account are transferred to the Permitted Sub-accounts as described above.

90% CAP RULE: If, on any Valuation Day this benefit remains in effect, a transfer into the AST Investment Grade Bond Portfolio Sub-account occurs that results in 90% of the Unadjusted Account Value being allocated to the AST Investment Grade Bond Portfolio Sub-account, any transfers into the AST Investment Grade Bond Portfolio Sub-account will be suspended, even if the formula would otherwise dictate that a transfer into the AST Investment Grade Bond Portfolio Sub-account should occur. Transfers out of the AST Investment Grade Bond Portfolio Sub-account and into the elected Sub-accounts will still be allowed. The suspension will be lifted once a transfer out of the AST Investment Grade Bond Portfolio Sub-account occurs either due to a Daily or Monthly Transfer Calculation. Due to the performance of the AST Investment Grade Bond Portfolio Sub-account and the elected Sub-accounts, the Unadjusted Account value could be more than 90% invested in the AST Investment Grade Bond Portfolio Sub-account.

The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

  T = Min (MAX (0, (0.90 * (V\\V\\ + V\\F\\ + B)) - B),     Money is transferred from the Permitted
      [L - B - (V\\V\\ + V\\F\\) * C\\t\\]/(1 - C\\t\\))    Sub-accounts and the DCA MVA Options to the
                                                            AST Investment Grade Bond Sub-account
  T = {Min (B, - [L - B - (V\\V\\ + V\\F\\) * Ct]/          Money is transferred from the AST Investment
      (1 - C\\t\\))}                                        Grade Bond Sub-account to the Permitted Sub-
                                                            accounts

MONTHLY TRANSFER CALCULATION

On each monthly anniversary of the Annuity Issue Date and following the daily Transfer Calculation above, the following formula determines if a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts will occur:

If, after the daily Transfer Calculation is performed,

{Min (B, .05 * (V\\V\\ + V\\F\\ + B))} (less than) (C\\u\\ * (V\\V\\+ V\\F\\) -
L + B) / (1 - C\\u\\), then

    T\\M\\ = {Min (B, .05 * (V\\V\\ + V\\F\\ + B))}     Money is transferred from the AST Investment
                                                        Grade Bond Sub-account to the Permitted
                                                        Sub-accounts.

                     "A" FACTORS FOR LIABILITY CALCULATIONS

(in Years and Months since Benefit Effective Date)*

      Months
Years   1      2     3     4     5     6     7     8     9    10    11     12
----- ------ ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
  1   15.34  15.31 15.27 15.23 15.20 15.16 15.13 15.09 15.05 15.02 14.98 14.95
  2   14.91  14.87 14.84 14.80 14.76 14.73 14.69 14.66 14.62 14.58 14.55 14.51
  3   14.47  14.44 14.40 14.36 14.33 14.29 14.26 14.22 14.18 14.15 14.11 14.07
  4   14.04  14.00 13.96 13.93 13.89 13.85 13.82 13.78 13.74 13.71 13.67 13.63
  5   13.60  13.56 13.52 13.48 13.45 13.41 13.37 13.34 13.30 13.26 13.23 13.19
  6   13.15  13.12 13.08 13.04 13.00 12.97 12.93 12.89 12.86 12.82 12.78 12.75
  7   12.71  12.67 12.63 12.60 12.56 12.52 12.49 12.45 12.41 12.38 12.34 12.30
  8   12.26  12.23 12.19 12.15 12.12 12.08 12.04 12.01 11.97 11.93 11.90 11.86
  9   11.82  11.78 11.75 11.71 11.67 11.64 11.60 11.56 11.53 11.49 11.45 11.42
 10   11.38  11.34 11.31 11.27 11.23 11.20 11.16 11.12 11.09 11.05 11.01 10.98
 11   10.94  10.90 10.87 10.83 10.79 10.76 10.72 10.69 10.65 10.61 10.58 10.54
 12   10.50  10.47 10.43 10.40 10.36 10.32 10.29 10.25 10.21 10.18 10.14 10.11
 13   10.07  10.04 10.00  9.96  9.93  9.89  9.86  9.82  9.79  9.75  9.71  9.68
 14    9.64   9.61  9.57  9.54  9.50  9.47  9.43  9.40  9.36  9.33  9.29  9.26
 15    9.22   9.19  9.15  9.12  9.08  9.05  9.02  8.98  8.95  8.91  8.88  8.84
 16    8.81   8.77  8.74  8.71  8.67  8.64  8.60  8.57  8.54  8.50  8.47  8.44
 17    8.40   8.37  8.34  8.30  8.27  8.24  8.20  8.17  8.14  8.10  8.07  8.04
 18    8.00   7.97  7.94  7.91  7.88  7.84  7.81  7.78  7.75  7.71  7.68  7.65
 19    7.62   7.59  7.55  7.52  7.49  7.46  7.43  7.40  7.37  7.33  7.30  7.27
 20    7.24   7.21  7.18  7.15  7.12  7.09  7.06  7.03  7.00  6.97  6.94  6.91
 21    6.88   6.85  6.82  6.79  6.76  6.73   6.7  6.67  6.64  6.61  6.58  6.55
 22    6.52   6.50  6.47  6.44  6.41  6.38  6.36  6.33  6.30  6.27  6.24  6.22
 23    6.19   6.16  6.13  6.11  6.08  6.05  6.03  6.00  5.97  5.94  5.92  5.89
 24    5.86   5.84  5.81  5.79  5.76  5.74  5.71  5.69  5.66  5.63  5.61  5.58
 25    5.56   5.53  5.51  5.48  5.46  5.44  5.41  5.39  5.36  5.34  5.32  5.29
 26    5.27   5.24  5.22  5.20  5.18  5.15  5.13  5.11  5.08  5.06  5.04  5.01
 27    4.99   4.97  4.95  4.93  4.91  4.88  4.86  4.84  4.82  4.80  4.78  4.75
 28    4.73   4.71  4.69  4.67  4.65  4.63  4.61  4.59  4.57  4.55  4.53  4.51
 29    4.49   4.47  4.45  4.43  4.41  4.39  4.37  4.35  4.33  4.32  4.30  4.28
 30    4.26   4.24  4.22  4.20  4.18  4.17  4.15  4.13  4.11  4.09  4.07  4.06**

* The values set forth in this table are applied to all ages.
** In all subsequent years and months thereafter, the annuity factor is 4.06

                                   APPENDIX C

                      HYPOTHETICAL EXAMPLES OF OPERATION OF
            PREMIUM BASED CHARGE AND CONTINGENT DEFERRED SALES CHARGE

To demonstrate how the Contingent Deferred Sales Charge and the Premium Based Charge operate, set forth below are various hypothetical examples. These examples are illustrative only, and do not represent the values under any particular Annuity.

     A.   CDSC EXAMPLES

                                                                       CDSC
Purchase Payment     Actual Purchase                                  Expiry
Rec'd Date              Payment         CDSC Schedule                  Date

  6/1/2011            $45,000.00     5%, 5%, 4%, 4%, 3%, 3%, 2%     5/31/2018
  7/15/2011           $55,000.00     4%, 3%, 3%, 2%, 2%, 2%, 1%     7/14/2018

                     In this example, please note that the first Purchase Payment receives a CDSC schedule for total Purchase Payments less than $50,000.00. The second Purchase Payment results in a situation where the total Purchase Payments are $100,000.00 and the CDSC schedule reflects this.

     B.   PREMIUM BASED CHARGE EXAMPLES

                           EXAMPLE 1: Assume that two Purchase Payments received prior to the first Quarterly Annuity Anniversary attain the Premium Based Charge tier indicated below. In this example, the Premium Based Charge rate for both Purchase Payments will be established based upon the total Purchase Payments received prior to the first Quarterly Annuity Anniversary, or 9/1/2011.


Purchase      Purchase   Premium     Annualized Quarterly    Premium       Premium
Payment Rec'd Payment    Based       Premium    Premium      Based Charge  Based Charge
Date          Amount     Charge Rate Based      Based Charge First Fee     Last Fee
                                     Charge
------------- ---------- ----------- ---------- ------------ ------------- ------------

6/1/2011      $45,000.00 0.50%       $225.00    $56.25       9/1/2011      6/1/2018
7/15/2011     $55,000.00 0.50%       $275.00    $68.75       9/1/2011      6/1/2018


                           EXAMPLE 2: In this example,the second Purchase Payment is not received prior to the first Quarterly Annuity Anniversary. The Premium Based Charge rate for the first payment will be established based upon the total Purchase Payments received prior to the first Quarterly Annuity Anniversary, or 9/1/2011. The Premium Based Charge rate for the second Purchase Payment will be established based upon the total Purchase Payments received as of the date it is received, or 9/15/2011.

                                      Annualized
Purchase      Purchase    Premium     Premium    Quarterly    Premium      Premium
Payment Rec'd Payment     Based       Based      Premium      Based Charge Based Charge
Date          Amount      Charge Rate Charge     Based Charge First Fee    Last Fee
------------- ----------- ----------- ---------- ------------ ------------ ------------
6/1/2011      $45,000.00  0.70%       $315.00    $78.75       9/1/2011     6/1/2018
9/15/2011     $55,000.00  0.50%       $275.00    $68.75       12/1/2011    9/1/2018


                           EXAMPLE 3: In this example, assume that two Purchase Payments received prior to the first Quarterly Annuity Anniversary attain the indicated Premium Based Charge tier. Assume the third Purchase Payment is received after the first Quarterly Annuity Anniversary. In this example, the Premium Based Charge rate for the first two Purchase Payments will be established based upon the total Purchase Payments received prior to the first Quarterly Annuity Anniversary, or 9/1/2011. The Premium Based Charge rate for the third Purchase Payment will be established based upon the total Purchase Payments received as of the date it is received, or 9/15/2011.


                                      Annualized
Purchase      Purchase    Premium     Premium    Quarterly    Premium      Premium
Payment Rec'd Payment     Based       Based      Premium      Based Charge Based Charge
Date          Amount      Charge Rate Charge     Based Charge First Fee    Last Fee
------------- ----------- ----------- ---------- ------------ ------------ ------------
6/1/2011      $45,000.00  0.50%       $225.00    $56.25       9/1/2011     6/1/2018
7/15/2011     $55,000.00  0.50%       $275.00    $68.75       9/1/2011     6/1/2018
9/15/2011     $150,000.00 0.35%       $525.00    $131.25      12/1/2011    9/1/2018



                           EXAMPLE 4: In this example, assume that the second Purchase Payment is received the day before the quarter's end. In this example, the Premium Based Charge rate for both Purchase Payments will be established based upon the total Purchase Payments received on the first Quarterly Annuity Anniversary, or 9/1/2011.

                                      Annualized
Purchase      Purchase    Premium     Premium    Quarterly    Premium      Premium
Payment Rec'd Payment     Based       Based      Premium      Based Charge Based Charge
Date          Amount      Charge Rate Charge     Based Charge First Fee    Last Fee
------------- ----------- ----------- ---------- ------------ ------------ ------------
6/1/2011      $45,000.00  0.50%       $225.00    $56.25       9/1/2011     6/1/2018
8/30/2011     $55,000.00  0.50%       $275.00    $68.75       9/1/2011     6/1/2018



                           EXAMPLE 5: In this example, assume that the second Purchase Payment is received on the first Quarterly Annuity Anniversary. Since the second Purchase Payment is received on the first Quarterly Annuity Anniversary, it is not utilized for purposes of determining the Premium Based Charge rate for the first Purchase Payment.




                                      Annualized
Purchase      Purchase    Premium     Premium    Quarterly    Premium      Premium
Payment Rec'd Payment     Based       Based      Premium      Based Charge Based Charge
Date          Amount      Charge Rate Charge     Based Charge First Fee    Last Fee
------------- ----------- ----------- ---------- ------------ ------------ ------------
6/1/2011      $45,000.00  0.70%       $315.00    $78.75       9/1/2011     6/1/2018
9/1/2011      $55,000.00  0.50%       $275.00    $68.75       12/1/2011    9/1/2018

                                      C-2

PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUCO LIFE OF NEW JERSEY PRUDENTIAL PREMIER(R)RETIREMENT VARIABLE ANNUITY DESCRIBED IN PROSPECTUS (05/01/2011)

                                         ------------------------------
                                               (print your name)
                                         ------------------------------
                                                    (address)
                                         ------------------------------
                                               (city/state/zip code)

Please see the section of this prospectus entitled "How To Contact Us" for where to send your request for a Statement of Additional Information.

    [LOGO] Prudential                                  PRSRT STD
    The Prudential Insurance Company of America       U.S. POSTAGE
    751 Broad Street                                     PAID
    Newark, NJ 07102-3777                            LANCASTER, PA
                                 PERMIT NO. 1793

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION


                                   May 1, 2011


       PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           VARIABLE ANNUITY CONTRACTS


This variable annuity contract is issued by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account"). The Annuity is purchased by making an initial purchase payment of $10,000. With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.


This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus dated May 1, 2011.

To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.

                                TABLE OF CONTENTS


                                                                Page
                                                                ----
             Company...........................................   2
             Experts...........................................   2
             Principal Underwriter.............................   2
             Payments Made to Promote Sale of Our Products.....   2
             Determination of Accumulation Unit Values.........   3
             Separate Account Financial Information............  A1
             Company Financial Information.....................  B1


            Pruco Life Insurance                      Prudential Annuity
                  Company                               Service Center
               Of New Jersey                            P.O. Box 7960
           213 Washington Street                        Philadelphia,
           Newark, NJ 07102-2992                      Pennsylvania 19176
                                                 Telephone: (888) PRU-2888


The Prudential Premier(R) Retirement Variable Annuity is a service mark of The Prudential Insurance Company of America.

                                     COMPANY

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. Pruco Life of New Jersey is licensed to sell life insurance and annuities in the states of New Jersey and New York.

Pruco Life of New Jersey is a wholly-owned subsidiary of Pruco Life Insurance Company, which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

                                     EXPERTS


The financial statements of Pruco Life Insurance Company of New Jersey as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 and the financial statements of Pruco Life of New Jersey Flexible Premium Variable Annuity Account as of December 31, 2010 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 300 Madison Avenue, New York, New York 10017.


                              PRINCIPAL UNDERWRITER

Prudential Annuities Distributors, Inc. ("PAD"), an indirect wholly-owned subsidiary of Prudential Financial, offers the Annuity on a continuous basis in those states in which annuities may be lawfully sold. It may offer the Annuity through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.


With respect to all individual variable annuities issued through the separate account, PAD received commissions of $790,486,771, $231,193,283, and $154,899,679, in 2010, 2009, and 2008, respectively. PAD retained none of those commissions.


As discussed in the prospectus, Pruco Life of New Jersey pays commissions to broker/dealers that sell the Annuity according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life of New Jersey may pay trail commissions to registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Annuity and the amount of time that the Annuity has been in effect.

                  PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or the Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

     . Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life of New Jersey products that were sold through the firm (or its affiliated broker/dealers).

     . Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life of New Jersey annuity products sold through the firm (or its affiliated broker/dealers).

     . Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.


The list in the prospectus includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2010) received payment with respect to annuity business during 2010 (or as to which a payment amount was accrued during 2010). The firms listed include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During 2010, the least amount paid, and greatest amount paid, were $19.33 and $5,253,573.10, respectively.


                    DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each Valuation Day. On any given Valuation Day the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding Valuation Day by the net investment factor for that subaccount for the current Valuation Day.

The net investment factor for a Valuation Period is {(a) divided by (b)}, less
(c), where:

(a)      is the net result of:
(1) the net asset value per share of the underlying mutual fund shares held by that Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2) any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(b)      is the net result of:
(1) the net asset value per share of the underlying mutual fund shares held by that Sub-account at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying mutual fund, plus or minus
(2) any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of the Sub-account.

(c) is the Insurance Charge corresponding to the portion of the 365 day year (366 for a leap year) that is in the current Valuation Period.

We value the assets in the Sub-accounts at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

The value of the assets of a Sub-account is determined by multiplying the number of shares of Advanced Series Trust (the "Trust") or other funds held by that Sub-account by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid.


To the extent there are benefit options under the Annuity that carry a specific asset-based charge, we maintain a unique unit value corresponding to each such annuity feature. Because this Annuity is new, we include no historical unit values here.

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2010

                                                                            SUBACCOUNTS
                                            --------------------------------------------------------------------------
                                             PRUDENTIAL     PRUDENTIAL                       PRUDENTIAL    PRUDENTIAL
                                            MONEY MARKET DIVERSIFIED BOND PRUDENTIAL EQUITY    VALUE       HIGH YIELD
                                             PORTFOLIO      PORTFOLIO         PORTFOLIO      PORTFOLIO   BOND PORTFOLIO
                                            ------------ ---------------- ----------------- -----------  --------------
ASSETS
  Investment in the portfolios, at value... $22,913,347    $27,735,600       $24,169,970    $34,988,834   $24,396,230
                                            -----------    -----------       -----------    -----------   -----------
  Net Assets............................... $22,913,347    $27,735,600       $24,169,970    $34,988,834   $24,396,230
                                            ===========    ===========       ===========    ===========   ===========

NET ASSETS, representing:
  Accumulation units....................... $22,913,347    $27,735,600       $24,169,970    $34,988,834   $24,396,230
                                            -----------    -----------       -----------    -----------   -----------
                                            $22,913,347    $27,735,600       $24,169,970    $34,988,834   $24,396,230
                                            ===========    ===========       ===========    ===========   ===========

  Units outstanding........................  18,414,358     13,115,233        12,475,419     16,908,321     7,412,235
                                            ===========    ===========       ===========    ===========   ===========

  Portfolio shares held....................   2,291,335      2,376,658           976,564      2,053,335     4,821,389
  Portfolio net asset value per share...... $     10.00    $     11.67       $     24.75    $     17.04   $      5.06
  Investment in portfolio shares, at
   cost.................................... $22,913,347    $26,138,398       $26,233,316    $39,402,734   $25,640,583

STATEMENT OF OPERATIONS
For the period ended December 31, 2010
                                                                            SUBACCOUNTS
                                            --------------------------------------------------------------------------
                                             PRUDENTIAL     PRUDENTIAL                       PRUDENTIAL    PRUDENTIAL
                                            MONEY MARKET DIVERSIFIED BOND PRUDENTIAL EQUITY    VALUE       HIGH YIELD
                                             PORTFOLIO      PORTFOLIO         PORTFOLIO      PORTFOLIO   BOND PORTFOLIO
                                            ------------ ---------------- ----------------- -----------  --------------
INVESTMENT INCOME
  Dividend income.......................... $     7,539    $ 1,224,009       $   186,192    $   291,470   $ 2,040,546
                                            -----------    -----------       -----------    -----------   -----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............     337,141        407,509           333,269        443,419       360,206
  Reimbursement for excess
   expenses................................           0              0                 0              0             0
                                            -----------    -----------       -----------    -----------   -----------

NET EXPENSES...............................     337,141        407,509           333,269        443,419       360,206
                                            -----------    -----------       -----------    -----------   -----------

NET INVESTMENT INCOME (LOSS)...............    (329,602)       816,500          (147,077)      (151,949)    1,680,340
                                            -----------    -----------       -----------    -----------   -----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....           0        380,617                 0              0             0
  Realized gain (loss) on shares
   redeemed................................           0        293,552          (717,892)    (1,161,913)     (346,877)
  Net change in unrealized gain (loss) on
   investments.............................           0      1,075,759         3,097,674      4,506,279     1,509,860
                                            -----------    -----------       -----------    -----------   -----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................           0      1,749,928         2,379,782      3,344,366     1,162,983
                                            -----------    -----------       -----------    -----------   -----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.............................. $  (329,602)   $ 2,566,428       $ 2,232,705    $ 3,192,417   $ 2,843,323
                                            ===========    ===========       ===========    ===========   ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A1

                                                  SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------
                                            PRUDENTIAL
                 PRUDENTIAL   PRUDENTIAL       SMALL       T. ROWE PRICE  T. ROWE PRICE    PREMIER VIT       PREMIER VIT
PRUDENTIAL STOCK   GLOBAL      JENNISON   CAPITALIZATION   INTERNATIONAL  EQUITY INCOME   OPCAP MANAGED    NACM SMALL CAP
INDEX PORTFOLIO  PORTFOLIO    PORTFOLIO   STOCK PORTFOLIO STOCK PORTFOLIO   PORTFOLIO   PORTFOLIO CLASS 1 PORTFOLIO CLASS 1
---------------- ----------  -----------  --------------- --------------- ------------- ----------------- -----------------
  $27,983,235    $6,684,999  $27,512,169    $4,949,568      $2,254,286     $7,300,410      $         0       $         0
  -----------    ----------  -----------    ----------      ----------     ----------      -----------       -----------
  $27,983,235    $6,684,999  $27,512,169    $4,949,568      $2,254,286     $7,300,410      $         0       $         0
  ===========    ==========  ===========    ==========      ==========     ==========      ===========       ===========

  $27,983,235    $6,684,999  $27,512,169    $4,949,568      $2,254,286     $7,300,410      $         0       $         0
  -----------    ----------  -----------    ----------      ----------     ----------      -----------       -----------
  $27,983,235    $6,684,999  $27,512,169    $4,949,568      $2,254,286     $7,300,410      $         0       $         0
  ===========    ==========  ===========    ==========      ==========     ==========      ===========       ===========

   16,877,441     4,001,680   15,574,177     1,832,332       1,531,675      3,462,271                0                 0
  ===========    ==========  ===========    ==========      ==========     ==========      ===========       ===========

      892,038       361,547    1,182,810       286,599         162,413        366,486                0                 0
  $     31.37    $    18.49  $     23.26    $    17.27      $    13.88     $    19.92      $      0.00       $      0.00
  $28,928,557    $6,944,417  $26,753,377    $4,659,801      $2,196,771     $7,221,280      $         0       $         0


                                                  SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------
                                            PRUDENTIAL
                 PRUDENTIAL   PRUDENTIAL       SMALL       T. ROWE PRICE  T. ROWE PRICE    PREMIER VIT       PREMIER VIT
PRUDENTIAL STOCK   GLOBAL      JENNISON   CAPITALIZATION   INTERNATIONAL  EQUITY INCOME   OPCAP MANAGED    NACM SMALL CAP
INDEX PORTFOLIO  PORTFOLIO    PORTFOLIO   STOCK PORTFOLIO STOCK PORTFOLIO   PORTFOLIO   PORTFOLIO CLASS 1 PORTFOLIO CLASS 1
---------------- ----------  -----------  --------------- --------------- ------------- ----------------- -----------------

  $   473,695    $  101,266  $   112,809    $   38,196      $   19,315     $  133,739      $   265,191       $     5,085
  -----------    ----------  -----------    ----------      ----------     ----------      -----------       -----------

      389,689        92,052      369,015        63,878          29,759         98,598           34,537            18,000
            0             0            0             0               0              0                0                 0
  -----------    ----------  -----------    ----------      ----------     ----------      -----------       -----------

      389,689        92,052      369,015        63,878          29,759         98,598           34,537            18,000
  -----------    ----------  -----------    ----------      ----------     ----------      -----------       -----------

       84,006         9,214     (256,206)      (25,682)        (10,444)        35,141          230,654           (12,915)
  -----------    ----------  -----------    ----------      ----------     ----------      -----------       -----------

            0             0            0             0           6,438              0                0                 0
     (714,371)     (112,720)    (287,615)      (90,510)        (39,718)      (100,702)      (2,377,173)       (2,028,637)
    3,864,660       779,526    3,061,588     1,124,583         296,097        945,058        2,613,474         2,636,275
  -----------    ----------  -----------    ----------      ----------     ----------      -----------       -----------

    3,150,289       666,806    2,773,973     1,034,073         262,817        844,356          236,301           607,638
  -----------    ----------  -----------    ----------      ----------     ----------      -----------       -----------

  $ 3,234,295    $  676,020  $ 2,517,767    $1,008,391      $  252,373     $  879,497      $   466,955       $   594,723
  ===========    ==========  ===========    ==========      ==========     ==========      ===========       ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A2

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2010

                                                                              SUBACCOUNTS
                                            -------------------------------------------------------------------------------
                                                                                    JANUS ASPEN
                                                                                     OVERSEAS         MFS           MFS
                                                               JANUS ASPEN JANUS    PORTFOLIO -    RESEARCH       GROWTH
                                            INVESCO V.I. CORE     PORTFOLIO -      INSTITUTIONAL   SERIES -      SERIES -
                                               EQUITY FUND    INSTITUTIONAL SHARES    SHARES     INITIAL CLASS INITIAL CLASS
                                            ----------------- -------------------- ------------- ------------- -------------
ASSETS
  Investment in the portfolios, at value...    $10,422,649         $6,072,724       $14,939,049   $1,901,572    $6,676,779
                                               -----------         ----------       -----------   ----------    ----------
  Net Assets...............................    $10,422,649         $6,072,724       $14,939,049   $1,901,572    $6,676,779
                                               ===========         ==========       ===========   ==========    ==========

NET ASSETS, representing:
  Accumulation units.......................    $10,422,649         $6,072,724       $14,939,049   $1,901,572    $6,676,779
                                               -----------         ----------       -----------   ----------    ----------
                                               $10,422,649         $6,072,724       $14,939,049   $1,901,572    $6,676,779
                                               ===========         ==========       ===========   ==========    ==========

  Units outstanding........................      5,770,912          3,767,484         3,325,293    1,148,688     3,974,850
                                               ===========         ==========       ===========   ==========    ==========

  Portfolio shares held....................        385,596            250,318           261,630       99,872       270,424
  Portfolio net asset value per share......    $     27.03         $    24.26       $     57.10   $    19.04    $    24.69
  Investment in portfolio shares, at
   cost....................................    $ 9,401,674         $6,497,019       $ 8,446,576   $1,744,181    $6,345,184

STATEMENT OF OPERATIONS
For the period ended December 31, 2010
                                                                              SUBACCOUNTS
                                            -------------------------------------------------------------------------------
                                                                                    JANUS ASPEN
                                                                                     OVERSEAS         MFS           MFS
                                                               JANUS ASPEN JANUS    PORTFOLIO -    RESEARCH       GROWTH
                                            INVESCO V.I. CORE     PORTFOLIO -      INSTITUTIONAL   SERIES -      SERIES -
                                               EQUITY FUND    INSTITUTIONAL SHARES    SHARES     INITIAL CLASS INITIAL CLASS
                                            ----------------- -------------------- ------------- ------------- -------------
INVESTMENT INCOME
  Dividend income..........................    $    99,072         $   64,322       $    97,160   $   16,440    $    7,548
                                               -----------         ----------       -----------   ----------    ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............        143,168             82,395           198,572       24,657        88,298
  Reimbursement for excess expenses........              0                  0                 0            0             0
                                               -----------         ----------       -----------   ----------    ----------

NET EXPENSES...............................        143,168             82,395           198,572       24,657        88,298
                                               -----------         ----------       -----------   ----------    ----------

NET INVESTMENT INCOME (LOSS)...............        (44,096)           (18,073)         (101,412)      (8,217)      (80,750)
                                               -----------         ----------       -----------   ----------    ----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....              0                  0                 0            0             0
  Realized gain (loss) on shares
   redeemed................................         51,243           (178,498)          989,607       (7,198)      (61,626)
  Net change in unrealized gain (loss) on
   investments.............................        778,876            909,856         2,156,148      255,918       959,610
                                               -----------         ----------       -----------   ----------    ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................        830,119            731,358         3,145,755      248,720       897,984
                                               -----------         ----------       -----------   ----------    ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................    $   786,023         $  713,285       $ 3,044,343   $  240,503    $  817,234
                                               ===========         ==========       ===========   ==========    ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A3

                                                SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------
              FRANKLIN SMALL-                             ALLIANCEBERNSTEIN                PRUDENTIAL
 AMERICAN         MID CAP       PRUDENTIAL                  VPS LARGE CAP   PRUDENTIAL SP   SP SMALL    JANUS ASPEN JANUS
CENTURY VP        GROWTH      JENNISON 20/20  DAVIS VALUE GROWTH PORTFOLIO   DAVIS VALUE   CAP VALUE   PORTFOLIO - SERVICE
VALUE FUND    SECURITIES FUND FOCUS PORTFOLIO  PORTFOLIO       CLASS B        PORTFOLIO    PORTFOLIO         SHARES
----------    --------------- --------------- ----------- ----------------- ------------- -----------  -------------------
$2,648,974      $2,999,640      $4,806,667    $2,499,002      $495,104       $        0   $14,069,889       $667,733
----------      ----------      ----------    ----------      --------       ----------   -----------       --------
$2,648,974      $2,999,640      $4,806,667    $2,499,002      $495,104       $        0   $14,069,889       $667,733
==========      ==========      ==========    ==========      ========       ==========   ===========       ========

$2,648,974      $2,999,640      $4,806,667    $2,499,002      $495,104       $        0   $14,069,889       $667,733
----------      ----------      ----------    ----------      --------       ----------   -----------       --------
$2,648,974      $2,999,640      $4,806,667    $2,499,002      $495,104       $        0   $14,069,889       $667,733
==========      ==========      ==========    ==========      ========       ==========   ===========       ========

 1,337,254       1,608,281       2,744,426     2,277,948       794,616                0     7,783,323        679,019
==========      ==========      ==========    ==========      ========       ==========   ===========       ========

   452,043         139,259         309,110       208,772        18,283                0     1,145,756         27,787
$     5.86      $    21.54      $    15.55    $    11.97      $  27.08       $     0.00   $     12.28       $  24.03

$2,987,533      $2,872,587      $4,130,502    $2,305,372      $522,429       $        0   $14,317,349       $556,838


                                                SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------
              FRANKLIN SMALL-                             ALLIANCEBERNSTEIN                PRUDENTIAL
 AMERICAN         MID CAP       PRUDENTIAL                  VPS LARGE CAP   PRUDENTIAL SP   SP SMALL    JANUS ASPEN JANUS
CENTURY VP        GROWTH      JENNISON 20/20  DAVIS VALUE GROWTH PORTFOLIO   DAVIS VALUE   CAP VALUE   PORTFOLIO - SERVICE
VALUE FUND    SECURITIES FUND FOCUS PORTFOLIO  PORTFOLIO       CLASS B        PORTFOLIO    PORTFOLIO         SHARES
----------    --------------- --------------- ----------- ----------------- ------------- -----------  -------------------

$   55,875      $        0      $        0    $   31,385      $  1,284       $        0   $    82,071       $  2,155
----------      ----------      ----------    ----------      --------       ----------   -----------       --------

    35,350          37,025          63,853        33,453         6,558           51,580       196,045          8,959
         0               0               0             0             0                0             0              0
----------      ----------      ----------    ----------      --------       ----------   -----------       --------
    35,350          37,025          63,853        33,453         6,558           51,580       196,045          8,959
----------      ----------      ----------    ----------      --------       ----------   -----------       --------
    20,525         (37,025)        (63,853)       (2,068)       (5,274)         (51,580)     (113,974)        (6,804)
----------      ----------      ----------    ----------      --------       ----------   -----------       --------

         0               0               0             0             0                0             0              0
   (90,087)        (57,392)         47,158        (9,119)       (9,734)        (537,331)     (264,898)         6,761

   351,220         718,960         302,015       265,010        51,602        1,062,564     3,213,846         74,767
----------      ----------      ----------    ----------      --------       ----------   -----------       --------


   261,133         661,568         349,173       255,891        41,868          525,233     2,948,948         81,528
----------      ----------      ----------    ----------      --------       ----------   -----------       --------

$  281,658      $  624,543      $  285,320    $  253,823      $ 36,594       $  473,653   $ 2,834,974       $ 74,724
==========      ==========      ==========    ==========      ========       ==========   ===========       ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A4

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2010

                                                                            SUBACCOUNTS
                                            --------------------------------------------------------------------------
                                              PRUDENTIAL SP                   SP PRUDENTIAL PRUDENTIAL SP PRUDENTIAL SP
                                            STRATEGIC PARTNERS PRUDENTIAL SP  U.S. EMERGING GROWTH ASSET  INTERNATIONAL
                                              FOCUSED GROWTH   MID CAP GROWTH    GROWTH      ALLOCATION      GROWTH
                                                PORTFOLIO        PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO
                                            ------------------ -------------- ------------- ------------- -------------
ASSETS
  Investment in the portfolios, at value...      $      0        $        0    $10,859,059   $31,471,118   $3,872,933
                                                 --------        ----------    -----------   -----------   ----------
  Net Assets...............................      $      0        $        0    $10,859,059   $31,471,118   $3,872,933
                                                 ========        ==========    ===========   ===========   ==========

NET ASSETS, representing:
  Accumulation units.......................      $      0        $        0    $10,859,059   $31,471,118   $3,872,933
                                                 --------        ----------    -----------   -----------   ----------
                                                 $      0        $        0    $10,859,059   $31,471,118   $3,872,933
                                                 ========        ==========    ===========   ===========   ==========

  Units outstanding........................             0                 0      5,711,766    17,273,536    2,752,691
                                                 ========        ==========    ===========   ===========   ==========

  Portfolio shares held....................             0                 0      1,402,979     3,512,402      746,230
  Portfolio net asset value per share......      $   0.00        $     0.00    $      7.74   $      8.96   $     5.19
  Investment in portfolio shares, at
   cost....................................      $      0        $        0    $ 9,909,624   $33,045,668   $4,692,393

STATEMENT OF OPERATIONS
For the period ended December 31, 2010
                                                                            SUBACCOUNTS
                                            --------------------------------------------------------------------------
                                              PRUDENTIAL SP                   SP PRUDENTIAL PRUDENTIAL SP PRUDENTIAL SP
                                            STRATEGIC PARTNERS PRUDENTIAL SP  U.S. EMERGING GROWTH ASSET  INTERNATIONAL
                                              FOCUSED GROWTH   MID CAP GROWTH    GROWTH      ALLOCATION      GROWTH
                                                PORTFOLIO        PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO
                                            ------------------ -------------- ------------- ------------- -------------
INVESTMENT INCOME
  Dividend income..........................      $      0        $        0    $    35,525   $   604,243   $   52,259
                                                 --------        ----------    -----------   -----------   ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............         7,849            19,352        136,652       527,421       52,864
  Reimbursement for excess
   expenses................................             0                 0              0             0            0
                                                 --------        ----------    -----------   -----------   ----------

NET EXPENSES...............................         7,849            19,352        136,652       527,421       52,864
                                                 --------        ----------    -----------   -----------   ----------

NET INVESTMENT INCOME (LOSS)...............        (7,849)          (19,352)      (101,127)       76,822         (605)
                                                 --------        ----------    -----------   -----------   ----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....             0                 0              0             0            0
  Realized gain (loss) on shares
   redeemed................................        17,967          (802,953)       (29,799)     (696,384)    (190,972)
  Net change in unrealized gain (loss) on
   investments.............................       (19,795)        1,194,378      1,578,096     4,069,674      584,283
                                                 --------        ----------    -----------   -----------   ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................        (1,828)          391,425      1,548,297     3,373,290      393,311
                                                 --------        ----------    -----------   -----------   ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................      $ (9,677)       $  372,073    $ 1,447,170   $ 3,450,112   $  392,706
                                                 ========        ==========    ===========   ===========   ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A5

                                               SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                                                                                           AST
                 EVERGREEN VA                                                          EVERGREEN VA ALLIANCEBERNSTEIN
 PRUDENTIAL SP    DIVERSIFIED                              EVERGREEN VA  EVERGREEN VA  FUNDAMENTAL      GROWTH &
 INTERNATIONAL  CAPITAL BUILDER EVERGREEN VA EVERGREEN VA SPECIAL VALUES INTERNATIONAL  LARGE CAP        INCOME
VALUE PORTFOLIO      FUND       GROWTH FUND   OMEGA FUND       FUND       EQUITY FUND      FUND         PORTFOLIO
--------------- --------------- ------------ ------------ -------------- ------------- ------------ -----------------
  $3,609,162         $   0         $   0       $      0      $     0       $      0      $      0      $7,183,607
  ----------         -----         -----       --------      -------       --------      --------      ----------
  $3,609,162         $   0         $   0       $      0      $     0       $      0      $      0      $7,183,607
  ==========         =====         =====       ========      =======       ========      ========      ==========

  $3,609,162         $   0         $   0       $      0      $     0       $      0      $      0      $7,183,607
  ----------         -----         -----       --------      -------       --------      --------      ----------
  $3,609,162         $   0         $   0       $      0      $     0       $      0      $      0      $7,183,607
  ==========         =====         =====       ========      =======       ========      ========      ==========

   2,287,701             0             0              0            0              0             0         721,811
  ==========         =====         =====       ========      =======       ========      ========      ==========

     525,351             0             0              0            0              0             0         450,948
  $     6.87         $0.00         $0.00       $   0.00      $  0.00       $   0.00      $   0.00      $    15.93
  $4,389,233         $   0         $   0       $      0      $     0       $      0      $      0      $6,651,584


                                               SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
                                                                                                           AST
                 EVERGREEN VA                                                          EVERGREEN VA ALLIANCEBERNSTEIN
 PRUDENTIAL SP    DIVERSIFIED                              EVERGREEN VA  EVERGREEN VA  FUNDAMENTAL      GROWTH &
 INTERNATIONAL  CAPITAL BUILDER EVERGREEN VA EVERGREEN VA SPECIAL VALUES INTERNATIONAL  LARGE CAP        INCOME
VALUE PORTFOLIO      FUND       GROWTH FUND   OMEGA FUND       FUND       EQUITY FUND      FUND         PORTFOLIO
--------------- --------------- ------------ ------------ -------------- ------------- ------------ -----------------
  $   74,499         $   0         $   0       $  2,785      $   138       $  2,073      $  1,585      $   43,047
  ----------         -----         -----       --------      -------       --------      --------      ----------

      54,124             0             0          3,072          629          2,001         2,595          54,589
           0             0             0              0            0              0             0               0
  ----------         -----         -----       --------      -------       --------      --------      ----------

      54,124             0             0          3,072          629          2,001         2,595          54,589
  ----------         -----         -----       --------      -------       --------      --------      ----------

      20,375             0             0           (287)        (491)            72        (1,010)        (11,542)
  ----------         -----         -----       --------      -------       --------      --------      ----------

           0             0             0              0            0          7,776             0               0
    (182,395)           (1)            0         68,428         (165)       (41,748)        6,100         (33,995)
     451,092             1             0        (90,131)      (1,559)        23,164       (23,495)        613,067
  ----------         -----         -----       --------      -------       --------      --------      ----------

     268,697             0             0        (21,703)      (1,724)       (10,808)      (17,395)        579,072
  ----------         -----         -----       --------      -------       --------      --------      ----------

  $  289,072         $   0         $   0       $(21,990)     $(2,215)      $(10,736)     $(18,405)     $  567,530
  ==========         =====         =====       ========      =======       ========      ========      ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A6

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2010

                                                                           SUBACCOUNTS
                                            -------------------------------------------------------------------------
                                                               AST SCHRODERS                 AST JPMORGAN
                                              AST AMERICAN   MULTI-ASSET WORLD  AST COHEN &    STRATEGIC
                                            CENTURY INCOME &    STRATEGIES     STEERS REALTY OPPORTUNITIES  AST VALUE
                                            GROWTH PORTFOLIO     PORTFOLIO       PORTFOLIO     PORTFOLIO    PORTFOLIO
                                            ---------------- ----------------- ------------- ------------- ----------
ASSETS
  Investment in the portfolios, at value...    $7,763,167       $76,430,520     $6,253,791    $68,276,581  $3,785,927
                                               ----------       -----------     ----------    -----------  ----------
  Net Assets...............................    $7,763,167       $76,430,520     $6,253,791    $68,276,581  $3,785,927
                                               ==========       ===========     ==========    ===========  ==========

NET ASSETS, representing:
  Accumulation units.......................    $7,763,167       $76,430,520     $6,253,791    $68,276,581  $3,785,927
                                               ----------       -----------     ----------    -----------  ----------
                                               $7,763,167       $76,430,520     $6,253,791    $68,276,581  $3,785,927
                                               ==========       ===========     ==========    ===========  ==========

  Units outstanding........................       767,043         7,044,852        542,367      6,294,008     369,225
                                               ==========       ===========     ==========    ===========  ==========

  Portfolio shares held....................       610,792         5,661,520      1,025,212      5,260,137     439,713
  Portfolio net asset value per share......    $    12.71       $     13.50     $     6.10    $     12.98  $     8.61
  Investment in portfolio shares, at
   cost....................................    $7,019,299       $69,973,109     $5,956,545    $63,436,947  $3,607,299

STATEMENT OF OPERATIONS
For the period ended December 31, 2010
                                                                           SUBACCOUNTS
                                            -------------------------------------------------------------------------
                                                               AST SCHRODERS                 AST JPMORGAN
                                              AST AMERICAN   MULTI-ASSET WORLD  AST COHEN &    STRATEGIC
                                            CENTURY INCOME &    STRATEGIES     STEERS REALTY OPPORTUNITIES  AST VALUE
                                            GROWTH PORTFOLIO     PORTFOLIO       PORTFOLIO     PORTFOLIO    PORTFOLIO
                                            ---------------- ----------------- ------------- ------------- ----------
INVESTMENT INCOME
  Dividend income..........................    $   47,030       $   200,852     $   35,858    $   146,496  $   17,345
                                               ----------       -----------     ----------    -----------  ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............        66,978           611,277         48,306        678,011      31,324
  Reimbursement for excess
   expenses................................             0                 0              0              0           0
                                               ----------       -----------     ----------    -----------  ----------

NET EXPENSES...............................        66,978           611,277         48,306        678,011      31,324
                                               ----------       -----------     ----------    -----------  ----------

NET INVESTMENT INCOME (LOSS)...............       (19,948)         (410,425)       (12,448)      (531,515)    (13,979)
                                               ----------       -----------     ----------    -----------  ----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....             0                 0              0              0           0
  Realized gain (loss) on shares
   redeemed................................        13,139            92,579          5,975        412,964     (55,566)
  Net change in unrealized gain (loss) on
   investments.............................       711,292         5,575,513        684,278      3,114,485     423,938
                                               ----------       -----------     ----------    -----------  ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................       724,431         5,668,092        690,253      3,527,449     368,372
                                               ----------       -----------     ----------    -----------  ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................    $  704,483       $ 5,257,667     $  677,805    $ 2,995,934  $  354,393
                                               ==========       ===========     ==========    ===========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A7

                                                     SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------
                                                                                   AST GOLDMAN
 AST NEUBERGER                   AST FEDERATED                                        SACHS         AST GOLDMAN
BERMAN SMALL-CAP AST HIGH YIELD    AGGRESSIVE      AST MID-CAP    AST SMALL-CAP    CONCENTRATED    SACHS MID-CAP
GROWTH PORTFOLIO   PORTFOLIO    GROWTH PORTFOLIO VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO GROWTH PORTFOLIO
---------------- -------------- ---------------- --------------- --------------- ---------------- ----------------
   $4,830,426      $9,044,080      $4,990,028      $5,459,958      $5,238,695       $9,068,646      $11,176,580
   ----------      ----------      ----------      ----------      ----------       ----------      -----------
   $4,830,426      $9,044,080      $4,990,028      $5,459,958      $5,238,695       $9,068,646      $11,176,580
   ==========      ==========      ==========      ==========      ==========       ==========      ===========

   $4,830,426      $9,044,080      $4,990,028      $5,459,958      $5,238,695       $9,068,646      $11,176,580
   ----------      ----------      ----------      ----------      ----------       ----------      -----------
   $4,830,426      $9,044,080      $4,990,028      $5,459,958      $5,238,695       $9,068,646      $11,176,580
   ==========      ==========      ==========      ==========      ==========       ==========      ===========

      469,168         811,608         423,446         480,961         463,947          824,975          933,653
   ==========      ==========      ==========      ==========      ==========       ==========      ===========

      531,985       1,217,238         538,880         457,666         386,050          331,456        2,054,518
   $     9.08      $     7.43      $     9.26      $    11.93      $    13.57       $    27.36      $      5.44
   $4,109,802      $8,595,612      $4,342,175      $4,731,574      $4,536,783       $7,958,554      $ 9,585,834


                                                     SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------------------
                                                                                   AST GOLDMAN
 AST NEUBERGER                   AST FEDERATED                                        SACHS         AST GOLDMAN
BERMAN SMALL-CAP AST HIGH YIELD    AGGRESSIVE      AST MID-CAP    AST SMALL-CAP    CONCENTRATED    SACHS MID-CAP
GROWTH PORTFOLIO   PORTFOLIO    GROWTH PORTFOLIO VALUE PORTFOLIO VALUE PORTFOLIO GROWTH PORTFOLIO GROWTH PORTFOLIO
---------------- -------------- ---------------- --------------- --------------- ---------------- ----------------

   $        0      $  170,021      $      719      $    9,941      $    9,603       $    3,899      $         0
   ----------      ----------      ----------      ----------      ----------       ----------      -----------

       37,729          80,091          36,918          42,117          46,532           85,917           97,611
            0               0               0               0               0                0                0
   ----------      ----------      ----------      ----------      ----------       ----------      -----------

       37,729          80,091          36,918          42,117          46,532           85,917           97,611
   ----------      ----------      ----------      ----------      ----------       ----------      -----------

      (37,729)         89,930         (36,199)        (32,176)        (36,929)         (82,018)         (97,611)
   ----------      ----------      ----------      ----------      ----------       ----------      -----------

            0               0               0               0               0                0                0
       42,075          63,971          (6,211)         35,081          (4,658)          36,933          137,179
      611,722         366,330         819,811         693,597         824,587          750,424        1,210,777
   ----------      ----------      ----------      ----------      ----------       ----------      -----------

      653,797         430,301         813,600         728,678         819,929          787,357        1,347,956
   ----------      ----------      ----------      ----------      ----------       ----------      -----------

   $  616,068      $  520,231      $  777,401      $  696,502      $  783,000       $  705,339      $ 1,250,345
   ==========      ==========      ==========      ==========      ==========       ==========      ===========

---------------


 AST LARGE-CAP
VALUE PORTFOLIO
---------------
  $6,727,156
  ----------
  $6,727,156
  ==========

  $6,727,156
  ----------
  $6,727,156
  ==========

     748,300
  ==========

     505,042
  $    13.32
  $7,567,496



---------------


 AST LARGE-CAP
VALUE PORTFOLIO
---------------

  $   51,991
  ----------

      85,219
           0
  ----------

      85,219
  ----------

     (33,228)
  ----------

           0
    (220,120)
     907,934
  ----------

     687,814
  ----------

  $  654,586
  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A8

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2010

                                                                            SUBACCOUNTS
                                            ---------------------------------------------------------------------------
                                                                                                           AST NEUBERGER
                                            AST LORD ABBETT  AST MARSICO                   AST NEUBERGER    BERMAN/LSV
                                            BOND-DEBENTURE  CAPITAL GROWTH AST MFS GROWTH  BERMAN MID-CAP  MID-CAP VALUE
                                               PORTFOLIO      PORTFOLIO      PORTFOLIO    GROWTH PORTFOLIO   PORTFOLIO
                                            --------------- -------------- -------------- ---------------- -------------
ASSETS
  Investment in the portfolios, at value...   $7,233,209     $16,557,389     $4,080,681      $8,235,221     $7,137,554
                                              ----------     -----------     ----------      ----------     ----------
  Net Assets...............................   $7,233,209     $16,557,389     $4,080,681      $8,235,221     $7,137,554
                                              ==========     ===========     ==========      ==========     ==========

NET ASSETS, representing:
  Accumulation units.......................   $7,233,209     $16,557,389     $4,080,681      $8,235,221     $7,137,554
                                              ----------     -----------     ----------      ----------     ----------
                                              $7,233,209     $16,557,389     $4,080,681      $8,235,221     $7,137,554
                                              ==========     ===========     ==========      ==========     ==========

  Units outstanding........................      612,139       1,533,930        382,342         693,749        658,507
                                              ==========     ===========     ==========      ==========     ==========

  Portfolio shares held....................      693,500         856,121        423,747         385,544        471,437
  Portfolio net asset value per share......   $    10.43     $     19.34     $     9.63      $    21.36     $    15.14
  Investment in portfolio shares, at
   cost....................................   $6,897,441     $14,672,553     $3,664,447      $7,218,405     $6,362,324

STATEMENT OF OPERATIONS
For the period ended December 31, 2010
                                                                            SUBACCOUNTS
                                            ---------------------------------------------------------------------------
                                                                                                           AST NEUBERGER
                                            AST LORD ABBETT  AST MARSICO                   AST NEUBERGER    BERMAN/LSV
                                            BOND-DEBENTURE  CAPITAL GROWTH AST MFS GROWTH  BERMAN MID-CAP  MID-CAP VALUE
                                               PORTFOLIO      PORTFOLIO      PORTFOLIO    GROWTH PORTFOLIO   PORTFOLIO
                                            --------------- -------------- -------------- ---------------- -------------
INVESTMENT INCOME
  Dividend income..........................   $  321,231     $    45,475     $    2,105      $        0     $   33,440
                                              ----------     -----------     ----------      ----------     ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............       81,796         135,607         33,558          53,423         59,888
  Reimbursement for excess
   expenses................................            0               0              0               0              0
                                              ----------     -----------     ----------      ----------     ----------

NET EXPENSES...............................       81,796         135,607         33,558          53,423         59,888
                                              ----------     -----------     ----------      ----------     ----------

NET INVESTMENT INCOME (LOSS)...............      239,435         (90,132)       (31,453)        (53,423)       (26,448)
                                              ----------     -----------     ----------      ----------     ----------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....            0               0              0               0              0
  Realized gain (loss) on shares
   redeemed................................       46,780          24,433          6,395          43,546        (22,151)
  Net change in unrealized gain (loss) on
   investments.............................      310,818       1,991,501        372,130       1,039,263        949,823
                                              ----------     -----------     ----------      ----------     ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................      357,598       2,015,934        378,525       1,082,809        927,672
                                              ----------     -----------     ----------      ----------     ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................   $  597,033     $ 1,925,802     $  347,072      $1,029,386     $  901,224
                                              ==========     ===========     ==========      ==========     ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A9

                                                  SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------
                        AST                      AST T. ROWE   AST T. ROWE
   AST PIMCO     ALLIANCEBERNSTEIN  AST QMA US  PRICE NATURAL  PRICE ASSET                     AST JPMORGAN    AST T. ROWE
LIMITED MATURITY    CORE VALUE     EQUITY ALPHA   RESOURCES    ALLOCATION    AST MFS GLOBAL   INTERNATIONAL    PRICE GLOBAL
 BOND PORTFOLIO      PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO   EQUITY PORTFOLIO EQUITY PORTFOLIO BOND PORTFOLIO
---------------- ----------------- ------------ ------------- ------------  ---------------- ---------------- --------------
  $12,054,330       $6,843,659      $2,243,030   $20,898,776  $178,779,680     $6,736,861      $12,690,123      $9,082,763
  -----------       ----------      ----------   -----------  ------------     ----------      -----------      ----------
  $12,054,330       $6,843,659      $2,243,030   $20,898,776  $178,779,680     $6,736,861      $12,690,123      $9,082,763
  ===========       ==========      ==========   ===========  ============     ==========      ===========      ==========

  $12,054,330       $6,843,659      $2,243,030   $20,898,776  $178,779,680     $6,736,861      $12,690,123      $9,082,763
  -----------       ----------      ----------   -----------  ------------     ----------      -----------      ----------
  $12,054,330       $6,843,659      $2,243,030   $20,898,776  $178,779,680     $6,736,861      $12,690,123      $9,082,763
  ===========       ==========      ==========   ===========  ============     ==========      ===========      ==========

    1,124,091          718,108         231,238     1,711,435    16,475,879        600,071        1,247,253         830,176
  ===========       ==========      ==========   ===========  ============     ==========      ===========      ==========

    1,139,351          820,583         199,558       925,544    10,485,612        665,041          612,162         823,460
  $     10.58       $     8.34      $    11.24   $     22.58  $      17.05     $    10.13      $     20.73      $    11.03
  $12,101,553       $6,362,692      $2,156,348   $18,386,181  $162,420,918     $6,040,943      $11,587,634      $8,991,441


                                                  SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------------------------------
                        AST                      AST T. ROWE   AST T. ROWE
   AST PIMCO     ALLIANCEBERNSTEIN  AST QMA US  PRICE NATURAL  PRICE ASSET                     AST JPMORGAN    AST T. ROWE
LIMITED MATURITY    CORE VALUE     EQUITY ALPHA   RESOURCES    ALLOCATION    AST MFS GLOBAL   INTERNATIONAL    PRICE GLOBAL
 BOND PORTFOLIO      PORTFOLIO      PORTFOLIO     PORTFOLIO     PORTFOLIO   EQUITY PORTFOLIO EQUITY PORTFOLIO BOND PORTFOLIO
---------------- ----------------- ------------ ------------- ------------  ---------------- ---------------- --------------

  $   141,650       $   39,816      $    8,171   $    44,622  $    743,249     $   14,641      $    68,785      $  112,835
  -----------       ----------      ----------   -----------  ------------     ----------      -----------      ----------

      116,893           60,215          23,278       184,569     1,543,993         60,078          115,468          79,161
            0                0               0             0             0              0                0               0
  -----------       ----------      ----------   -----------  ------------     ----------      -----------      ----------

      116,893           60,215          23,278       184,569     1,543,993         60,078          115,468          79,161
  -----------       ----------      ----------   -----------  ------------     ----------      -----------      ----------

       24,757          (20,399)        (15,107)     (139,947)     (800,744)       (45,437)         (46,683)         33,674
  -----------       ----------      ----------   -----------  ------------     ----------      -----------      ----------

        8,404                0               0             0             0              0                0          21,249
      (56,780)         (65,972)        (16,311)     (473,728)      748,855        (15,299)         (96,340)        (48,342)
      123,022          648,472         265,859     3,614,613    11,913,688        654,148          951,358         190,247
  -----------       ----------      ----------   -----------  ------------     ----------      -----------      ----------

       74,646          582,500         249,548     3,140,885    12,662,543        638,849          855,018         163,154
  -----------       ----------      ----------   -----------  ------------     ----------      -----------      ----------

  $    99,403       $  562,101      $  234,441   $ 3,000,938  $ 11,861,799     $  593,412      $   808,335      $  196,828
  ===========       ==========      ==========   ===========  ============     ==========      ===========      ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A10

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2010

                                                                         SUBACCOUNTS
                                            ---------------------------------------------------------------------
                                                                         AST ACADEMIC                    AST
                                            AST AGGRESSIVE AST CAPITAL    STRATEGIES   AST BALANCED  PRESERVATION
                                                ASSET      GROWTH ASSET     ASSET         ASSET         ASSET
                                              ALLOCATION    ALLOCATION    ALLOCATION    ALLOCATION    ALLOCATION
                                              PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
                                            -------------- ------------  ------------  ------------  ------------
ASSETS
  Investment in the portfolios, at value...   $9,778,984   $217,009,159  $232,088,750  $330,205,897  $204,498,810
                                              ----------   ------------  ------------  ------------  ------------
  Net Assets...............................   $9,778,984   $217,009,159  $232,088,750  $330,205,897  $204,498,810
                                              ==========   ============  ============  ============  ============

NET ASSETS, representing:
  Accumulation units.......................   $9,778,984   $217,009,159  $232,088,750  $330,205,897  $204,498,810
                                              ----------   ------------  ------------  ------------  ------------
                                              $9,778,984   $217,009,159  $232,088,750  $330,205,897  $204,498,810
                                              ==========   ============  ============  ============  ============

  Units outstanding........................    1,007,356     20,678,461    22,015,759    30,549,180    18,568,295
                                              ==========   ============  ============  ============  ============

  Portfolio shares held....................    1,047,000     20,786,318    21,874,529    29,721,503    17,404,154
  Portfolio net asset value per share......   $     9.34   $      10.44  $      10.61  $      11.11  $      11.75
  Investment in portfolio shares, at
   cost....................................   $8,945,468   $201,740,857  $217,672,129  $297,914,162  $187,726,426

STATEMENT OF OPERATIONS
For the period ended December 31, 2010
                                                                         SUBACCOUNTS
                                            ---------------------------------------------------------------------
                                                                         AST ACADEMIC                    AST
                                            AST AGGRESSIVE AST CAPITAL    STRATEGIES   AST BALANCED  PRESERVATION
                                                ASSET      GROWTH ASSET     ASSET         ASSET         ASSET
                                              ALLOCATION    ALLOCATION    ALLOCATION    ALLOCATION    ALLOCATION
                                              PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO     PORTFOLIO
                                            -------------- ------------  ------------  ------------  ------------
INVESTMENT INCOME
  Dividend income..........................   $   43,460   $  1,474,318  $  1,396,236  $  1,744,834  $  1,522,925
                                              ----------   ------------  ------------  ------------  ------------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............      145,411      2,654,974     3,079,849     3,890,219     2,135,645
  Reimbursement for excess
   expenses................................            0              0             0             0             0
                                              ----------   ------------  ------------  ------------  ------------

NET EXPENSES...............................      145,411      2,654,974     3,079,849     3,890,219     2,135,645
                                              ----------   ------------  ------------  ------------  ------------

NET INVESTMENT INCOME (LOSS)...............     (101,951)    (1,180,656)   (1,683,613)   (2,145,385)     (612,720)
                                              ----------   ------------  ------------  ------------  ------------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....            0              0             0             0             0
  Realized gain (loss) on shares
   redeemed................................       28,127       (382,839)      218,541     1,401,364     1,236,910
  Net change in unrealized gain (loss) on
   investments.............................    1,085,637     19,668,288    18,926,028    26,966,548    11,258,218
                                              ----------   ------------  ------------  ------------  ------------

NET GAIN (LOSS) ON
   INVESTMENTS.............................    1,113,764     19,285,449    19,144,569    28,367,912    12,495,128
                                              ----------   ------------  ------------  ------------  ------------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................   $1,011,813   $ 18,104,793  $ 17,460,956  $ 26,222,527  $ 11,882,408
                                              ==========   ============  ============  ============  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A11

                                          SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------
 AST FIRST       AST FIRST                 AST T. ROWE
   TRUST       TRUST CAPITAL     AST          PRICE                      AST                         AST
 BALANCED      APPRECIATION    ADVANCED     LARGE-CAP    AST MONEY    SMALL-CAP    AST PIMCO    INTERNATIONAL
  TARGET          TARGET      STRATEGIES     GROWTH       MARKET       GROWTH     TOTAL RETURN      VALUE
 PORTFOLIO       PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO  BOND PORTFOLIO   PORTFOLIO
-----------    ------------- ------------  -----------  -----------  ----------  -------------- -------------
$99,358,213     $97,679,763  $129,171,901  $13,734,148  $12,842,168  $6,182,585   $134,466,521   $4,276,330
-----------     -----------  ------------  -----------  -----------  ----------   ------------   ----------
$99,358,213     $97,679,763  $129,171,901  $13,734,148  $12,842,168  $6,182,585   $134,466,521   $4,276,330
===========     ===========  ============  ===========  ===========  ==========   ============   ==========

$99,358,213     $97,679,763  $129,171,901  $13,734,148  $12,842,168  $6,182,585   $134,466,521   $4,276,330
-----------     -----------  ------------  -----------  -----------  ----------   ------------   ----------
$99,358,213     $97,679,763  $129,171,901  $13,734,148  $12,842,168  $6,182,585   $134,466,521   $4,276,330
===========     ===========  ============  ===========  ===========  ==========   ============   ==========

  9,356,812       9,120,677    11,836,902    1,232,550    1,273,760     507,079     12,278,400      408,114
===========     ===========  ============  ===========  ===========  ==========   ============   ==========

 10,180,145       9,856,686    11,818,106    1,109,382   12,842,168     303,068     11,058,102      272,725
$      9.76     $      9.91  $      10.93  $     12.38  $      1.00  $    20.40   $      12.16   $    15.68
$90,850,344     $86,449,574  $117,884,145  $11,970,899  $12,842,168  $4,990,133   $132,302,967   $4,011,334

                                          SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------
 AST FIRST       AST FIRST                 AST T. ROWE
   TRUST       TRUST CAPITAL     AST          PRICE                      AST                         AST
 BALANCED      APPRECIATION    ADVANCED     LARGE-CAP    AST MONEY    SMALL-CAP    AST PIMCO    INTERNATIONAL
  TARGET          TARGET      STRATEGIES     GROWTH       MARKET       GROWTH     TOTAL RETURN      VALUE
 PORTFOLIO       PORTFOLIO    PORTFOLIO     PORTFOLIO    PORTFOLIO    PORTFOLIO  BOND PORTFOLIO   PORTFOLIO
-----------    ------------- ------------  -----------  -----------  ----------  -------------- -------------
$   689,246     $   417,142  $    575,738  $         0  $     1,906  $    7,366   $  1,320,665   $   15,539
-----------     -----------  ------------  -----------  -----------  ----------   ------------   ----------



    895,721         855,640     1,128,533      120,280      130,922      57,468      1,386,346       37,868
          0               0             0            0            0           0              0            0
-----------     -----------  ------------  -----------  -----------  ----------   ------------   ----------

    895,721         855,640     1,128,533      120,280      130,922      57,468      1,386,346       37,868
-----------     -----------  ------------  -----------  -----------  ----------   ------------   ----------

   (206,475)       (438,498)     (552,795)    (120,280)    (129,016)    (50,102)       (65,681)     (22,329)
-----------     -----------  ------------  -----------  -----------  ----------   ------------   ----------

          0               0             0            0            0           0      1,275,814            0

    301,494          49,919       380,200       61,379            0      81,293        662,948      (45,153)

  7,780,519      10,939,834     9,712,980    1,546,174            0   1,223,231      1,779,690      369,708
-----------     -----------  ------------  -----------  -----------  ----------   ------------   ----------


  8,082,013      10,989,753    10,093,180    1,607,553            0   1,304,524      3,718,452      324,555
-----------     -----------  ------------  -----------  -----------  ----------   ------------   ----------
$ 7,875,538     $10,551,255  $  9,540,385  $ 1,487,273  $  (129,016) $1,254,422   $  3,652,771   $  302,226
===========     ===========  ============  ===========  ===========  ==========   ============   ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A12

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2010

                                                                              SUBACCOUNTS
                                            ------------------------------------------------------------------------------

                                                                              AST INVESTMENT   AST WESTERN
                                            AST INTERNATIONAL NVIT DEVELOPING   GRADE BOND   ASSET CORE PLUS    AST BOND
                                            GROWTH PORTFOLIO   MARKETS FUND     PORTFOLIO    BOND PORTFOLIO  PORTFOLIO 2018
                                            ----------------- --------------- -------------- --------------- --------------
ASSETS
  Investment in the portfolios, at value...    $6,330,965       $2,586,095     $ 6,002,542     $23,212,964      $211,345
                                               ----------       ----------     -----------     -----------      --------
  Net Assets...............................    $6,330,965       $2,586,095     $ 6,002,542     $23,212,964      $211,345
                                               ==========       ==========     ===========     ===========      ========

NET ASSETS, representing:
  Accumulation units.......................    $6,330,965       $2,586,095     $ 6,002,542     $23,212,964      $211,345
                                               ----------       ----------     -----------     -----------      --------
                                               $6,330,965       $2,586,095     $ 6,002,542     $23,212,964      $211,345
                                               ==========       ==========     ===========     ===========      ========

  Units outstanding........................       592,727          150,777         468,830       2,191,615        17,593
                                               ==========       ==========     ===========     ===========      ========

  Portfolio shares held....................       549,086          370,501         508,259       2,208,655        17,745
  Portfolio net asset value per share......    $    11.53       $     6.98     $     11.81     $     10.51      $  11.91
  Investment in portfolio shares, at
   cost....................................    $5,741,178       $3,606,218     $ 6,052,007     $22,762,298      $209,615

STATEMENT OF OPERATIONS
For the period ended December 31, 2010
                                                                              SUBACCOUNTS
                                            ------------------------------------------------------------------------------

                                                                              AST INVESTMENT   AST WESTERN
                                            AST INTERNATIONAL NVIT DEVELOPING   GRADE BOND   ASSET CORE PLUS    AST BOND
                                            GROWTH PORTFOLIO   MARKETS FUND     PORTFOLIO    BOND PORTFOLIO  PORTFOLIO 2018
                                            ----------------- --------------- -------------- --------------- --------------
INVESTMENT INCOME
  Dividend income..........................    $    7,821       $        0     $ 2,055,651     $   153,666      $  2,346
                                               ----------       ----------     -----------     -----------      --------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............        51,301           36,623         416,897         200,466         5,223
  Reimbursement for excess
   expenses................................             0                0               0               0             0
                                               ----------       ----------     -----------     -----------      --------

NET EXPENSES...............................        51,301           36,623         416,897         200,466         5,223
                                               ----------       ----------     -----------     -----------      --------

NET INVESTMENT INCOME (LOSS)...............       (43,480)         (36,623)      1,638,754         (46,800)       (2,877)
                                               ----------       ----------     -----------     -----------      --------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....             0                0       5,399,891          58,022         9,067
  Realized gain (loss) on shares
   redeemed................................       (36,296)        (144,914)     (2,514,047)        126,907        17,235
  Net change in unrealized gain (loss) on
   investments.............................       717,816          505,689      (1,341,073)        293,483        11,122
                                               ----------       ----------     -----------     -----------      --------

NET GAIN (LOSS) ON
   INVESTMENTS.............................       681,520          360,775       1,544,771         478,412        37,424
                                               ----------       ----------     -----------     -----------      --------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................    $  638,040       $  324,152     $ 3,183,525     $   431,612      $ 34,547
                                               ==========       ==========     ===========     ===========      ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A13

                                             SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                    FRANKLIN
                                 AST PARAMETRIC   TEMPLETON VIP    AST GOLDMAN    AST CLS GROWTH  AST CLS MODERATE
   AST BOND    AST GLOBAL REAL  EMERGING MARKETS FOUNDING FUNDS  SACHS SMALL-CAP ASSET ALLOCATION ASSET ALLOCATION
PORTFOLIO 2019 ESTATE PORTFOLIO EQUITY PORTFOLIO ALLOCATION FUND VALUE PORTFOLIO    PORTFOLIO        PORTFOLIO
-------------- ---------------- ---------------- --------------- --------------- ---------------- ----------------
   $33,478        $3,166,324      $17,086,130     $106,343,549     $9,196,544      $62,347,963      $81,960,061
   -------        ----------      -----------     ------------     ----------      -----------      -----------
   $33,478        $3,166,324      $17,086,130     $106,343,549     $9,196,544      $62,347,963      $81,960,061
   =======        ==========      ===========     ============     ==========      ===========      ===========

   $33,478        $3,166,324      $17,086,130     $106,343,549     $9,196,544      $62,347,963      $81,960,061
   -------        ----------      -----------     ------------     ----------      -----------      -----------
   $33,478        $3,166,324      $17,086,130     $106,343,549     $9,196,544      $62,347,963      $81,960,061
   =======        ==========      ===========     ============     ==========      ===========      ===========

     2,796           289,148        1,468,373       10,403,163        790,640        5,917,097        7,792,325
   =======        ==========      ===========     ============     ==========      ===========      ===========

     2,823           389,462        1,722,392       13,792,938        880,895        5,821,472        8,228,922
   $ 11.86        $     8.13      $      9.92     $       7.71     $    10.44      $     10.71      $      9.96

   $32,899        $2,809,807      $15,212,126     $ 98,799,077     $7,892,755      $56,023,463      $74,727,300


                                             SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                    FRANKLIN
                                 AST PARAMETRIC   TEMPLETON VIP    AST GOLDMAN    AST CLS GROWTH  AST CLS MODERATE
   AST BOND    AST GLOBAL REAL  EMERGING MARKETS FOUNDING FUNDS  SACHS SMALL-CAP ASSET ALLOCATION ASSET ALLOCATION
PORTFOLIO 2019 ESTATE PORTFOLIO EQUITY PORTFOLIO ALLOCATION FUND VALUE PORTFOLIO    PORTFOLIO        PORTFOLIO
-------------- ---------------- ---------------- --------------- --------------- ---------------- ----------------

   $ 1,861        $   16,483      $    20,640     $  2,021,662     $   13,662      $    66,471      $   164,449
   -------        ----------      -----------     ------------     ----------      -----------      -----------

     4,440            22,712          119,174          866,673         64,157          452,133          628,191
         0                 0                0                0              0                0                0
   -------        ----------      -----------     ------------     ----------      -----------      -----------

     4,440            22,712          119,174          866,673         64,157          452,133          628,191
   -------        ----------      -----------     ------------     ----------      -----------      -----------

    (2,579)           (6,229)         (98,534)       1,154,989        (50,495)        (385,662)        (463,742)
   -------        ----------      -----------     ------------     ----------      -----------      -----------

    13,902                 0                0            7,657              0                0                0
    25,059            33,140          184,283          369,952        126,418          360,147          217,271
     3,590           264,616        1,557,435        5,016,256      1,102,368        4,930,148        5,686,578
   -------        ----------      -----------     ------------     ----------      -----------      -----------


    42,551           297,756        1,741,718        5,393,865      1,228,786        5,290,295        5,903,849
   -------        ----------      -----------     ------------     ----------      -----------      -----------

   $39,972        $  291,527      $ 1,643,184     $  6,548,854     $1,178,291      $ 4,904,633      $ 5,440,107
   =======        ==========      ===========     ============     ==========      ===========      ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A14

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2010

                                                                        SUBACCOUNTS
                                            ------------------------------------------------------------------
                                            AST HORIZON   AST HORIZON
                                            GROWTH ASSET MODERATE ASSET AST FI PYRAMIS(R) PROFUND VP PROFUND VP
                                             ALLOCATION    ALLOCATION   ASSET ALLOCATION   CONSUMER   CONSUMER
                                             PORTFOLIO     PORTFOLIO        PORTFOLIO      SERVICES    GOODS
                                            ------------ -------------- ----------------- ---------- ----------
ASSETS
  Investment in the portfolios, at value... $35,435,861   $66,677,733      $35,508,892     $321,529   $313,737
                                            -----------   -----------      -----------     --------   --------
  Net Assets............................... $35,435,861   $66,677,733      $35,508,892     $321,529   $313,737
                                            ===========   ===========      ===========     ========   ========

NET ASSETS, representing:
  Accumulation units....................... $35,435,861   $66,677,733      $35,508,892     $321,529   $313,737
                                            -----------   -----------      -----------     --------   --------
                                            $35,435,861   $66,677,733      $35,508,892     $321,529   $313,737
                                            ===========   ===========      ===========     ========   ========

  Units outstanding........................   3,330,108     6,330,222        3,298,104       29,590     29,498
                                            ===========   ===========      ===========     ========   ========

  Portfolio shares held....................   3,501,567     6,320,164        3,575,921       10,045      9,073
  Portfolio net asset value per share...... $     10.12   $     10.55      $      9.93     $  32.01   $  34.58
  Investment in portfolio shares, at
   cost.................................... $31,862,758   $60,232,185      $32,144,052     $246,562   $249,118

STATEMENT OF OPERATIONS
For the period ended December 31, 2010
                                                                        SUBACCOUNTS
                                            ------------------------------------------------------------------
                                            AST HORIZON   AST HORIZON
                                            GROWTH ASSET MODERATE ASSET AST FI PYRAMIS(R) PROFUND VP PROFUND VP
                                             ALLOCATION    ALLOCATION   ASSET ALLOCATION   CONSUMER   CONSUMER
                                             PORTFOLIO     PORTFOLIO        PORTFOLIO      SERVICES    GOODS
                                            ------------ -------------- ----------------- ---------- ----------
INVESTMENT INCOME
  Dividend income.......................... $    40,307   $   142,008      $    34,493     $      0   $  1,506
                                            -----------   -----------      -----------     --------   --------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............     287,405       588,785          232,584        4,044      4,107
  Reimbursement for excess
   expenses................................           0             0                0            0          0
                                            -----------   -----------      -----------     --------   --------

NET EXPENSES...............................     287,405       588,785          232,584        4,044      4,107
                                            -----------   -----------      -----------     --------   --------

NET INVESTMENT INCOME (LOSS)...............    (247,098)     (446,777)        (198,091)      (4,044)    (2,601)
                                            -----------   -----------      -----------     --------   --------

NET REALIZED AND UNREALIZED
   GAIN (LOSS) ON INVESTMENTS
  Capital gains distributions received.....           0             0                0            0          0
  Realized gain (loss) on shares
   redeemed................................      64,959       245,040          128,640       13,726      6,592
  Net change in unrealized gain (loss) on
   investments.............................   2,979,252     4,713,234        2,853,051       41,963     35,992
                                            -----------   -----------      -----------     --------   --------

NET GAIN (LOSS) ON
   INVESTMENTS.............................   3,044,211     4,958,274        2,981,691       55,689     42,584
                                            -----------   -----------      -----------     --------   --------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS.............................. $ 2,797,113   $ 4,511,497      $ 2,783,600     $ 51,645   $ 39,983
                                            ===========   ===========      ===========     ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A15

                                 SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------
                                    PROFUND VP PROFUND VP             PROFUND VP PROFUND VP
PROFUND VP  PROFUND VP  PROFUND VP   MID-CAP    MID-CAP   PROFUND VP  SMALL-CAP  SMALL-CAP
FINANCIALS  HEALTH CARE INDUSTRIALS   GROWTH     VALUE    REAL ESTATE   GROWTH     VALUE
----------  ----------- ----------- ---------- ---------- ----------- ---------- ----------
 $503,074    $373,244    $363,522    $88,882    $70,682    $133,044    $28,093    $24,601
 --------    --------    --------    -------    -------    --------    -------    -------
 $503,074    $373,244    $363,522    $88,882    $70,682    $133,044    $28,093    $24,601
 ========    ========    ========    =======    =======    ========    =======    =======

 $503,074    $373,244    $363,522    $88,882    $70,682    $133,044    $28,093    $24,601
 --------    --------    --------    -------    -------    --------    -------    -------
 $503,074    $373,244    $363,522    $88,882    $70,682    $133,044    $28,093    $24,601
 ========    ========    ========    =======    =======    ========    =======    =======

   76,969      37,474      39,954      8,315      7,138      15,569      2,676      2,399
 ========    ========    ========    =======    =======    ========    =======    =======

   25,395      12,911       9,873      2,598      2,718       3,082        979        901
 $  19.81    $  28.91    $  36.82    $ 34.21    $ 26.01    $  43.17    $ 28.69    $ 27.30

 $420,592    $320,881    $279,225    $69,017    $53,977    $ 92,074    $20,530    $17,973


                                 SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------
                                    PROFUND VP PROFUND VP             PROFUND VP PROFUND VP
PROFUND VP  PROFUND VP  PROFUND VP   MID-CAP    MID-CAP   PROFUND VP  SMALL-CAP  SMALL-CAP
FINANCIALS  HEALTH CARE INDUSTRIALS   GROWTH     VALUE    REAL ESTATE   GROWTH     VALUE
----------  ----------- ----------- ---------- ---------- ----------- ---------- ----------
 $  1,223    $    937    $    713    $     0    $   180    $  4,838    $     0    $    20
 --------    --------    --------    -------    -------    --------    -------    -------

    6,305       4,960       4,681      1,063        915       1,874        313        314
        0           0           0          0          0           0          0          0
 --------    --------    --------    -------    -------    --------    -------    -------

    6,305       4,960       4,681      1,063        915       1,874        313        314
 --------    --------    --------    -------    -------    --------    -------    -------

   (5,082)     (4,023)     (3,968)    (1,063)      (735)      2,964       (313)      (294)
 --------    --------    --------    -------    -------    --------    -------    -------

        0           0           0          0          0           0          0          0

    7,829       6,403      15,855      3,729      8,128      19,956      4,437      1,211
   36,511       1,685      49,261     14,623      3,680       1,830      1,027      3,365
 --------    --------    --------    -------    -------    --------    -------    -------


   44,340       8,088      65,116     18,352     11,808      21,786      5,464      4,576
 --------    --------    --------    -------    -------    --------    -------    -------

 $ 39,258    $  4,065    $ 61,148    $17,289    $11,073    $ 24,750    $ 5,151    $ 4,282
 ========    ========    ========    =======    =======    ========    =======    =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A16

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2010

                                                                      SUBACCOUNTS
                                            --------------------------------------------------------------


                                                                          PROFUND VP PROFUND VP  AST BOND
                                                PROFUND VP     PROFUND VP LARGE-CAP  LARGE-CAP   PORTFOLIO
                                            TELECOMMUNICATIONS UTILITIES    GROWTH     VALUE       2020
                                            ------------------ ---------- ---------- ---------- ----------
ASSETS
  Investment in the portfolios, at value...      $245,062       $243,845   $45,548    $139,447  $3,199,073
                                                 --------       --------   -------    --------  ----------
  Net Assets...............................      $245,062       $243,845   $45,548    $139,447  $3,199,073
                                                 ========       ========   =======    ========  ==========

NET ASSETS, representing:
  Accumulation units.......................      $245,062       $243,845   $45,548    $139,447  $3,199,073
                                                 --------       --------   -------    --------  ----------
                                                 $245,062       $243,845   $45,548    $139,447  $3,199,073
                                                 ========       ========   =======    ========  ==========

  Units outstanding........................        27,946         29,660     4,793      16,965     331,074
                                                 ========       ========   =======    ========  ==========

  Portfolio shares held....................        32,416          8,598     1,357       5,736     319,588
  Portfolio net asset value per share......      $   7.56       $  28.36   $ 33.56    $  24.31  $    10.01
  Investment in portfolio shares, at
   cost....................................      $210,304       $224,250   $35,443    $121,417  $3,202,602

STATEMENT OF OPERATIONS
For the period ended December 31, 2010
                                                                      SUBACCOUNTS
                                            --------------------------------------------------------------


                                                                          PROFUND VP PROFUND VP  AST BOND
                                                PROFUND VP     PROFUND VP LARGE-CAP  LARGE-CAP   PORTFOLIO
                                            TELECOMMUNICATIONS UTILITIES    GROWTH     VALUE       2020
                                            ------------------ ---------- ---------- ---------- ----------
INVESTMENT INCOME
  Dividend income..........................      $  6,177       $  5,302   $    32    $  1,152  $        0
                                                 --------       --------   -------    --------  ----------

EXPENSES
  Charges to contract owners for
   assuming mortality risk and expense
   risk and for administration.............         3,228          3,206       848       1,786      43,264
  Reimbursement for excess
   expenses................................             0              0         0           0           0
                                                 --------       --------   -------    --------  ----------

NET EXPENSES...............................         3,228          3,206       848       1,786      43,264
                                                 --------       --------   -------    --------  ----------

NET INVESTMENT INCOME (LOSS)...............         2,949          2,096      (816)       (634)    (43,264)
                                                 --------       --------   -------    --------  ----------

NET REALIZED AND UNREALIZED GAIN
   (LOSS) ON INVESTMENTS
  Capital gains distributions received.....             0              0         0           0           0
  Realized gain (loss) on shares
   redeemed................................          (749)          (971)    6,516        (355)    176,767
  Net change in unrealized gain (loss) on
   investments.............................        25,422          6,685    (1,196)     14,033      (3,529)
                                                 --------       --------   -------    --------  ----------

NET GAIN (LOSS) ON
   INVESTMENTS.............................        24,673          5,714     5,320      13,678     173,238
                                                 --------       --------   -------    --------  ----------

NET INCREASE (DECREASE) IN NET
   ASSETS RESULTING FROM
   OPERATIONS..............................      $ 27,622       $  7,810   $ 4,504    $ 13,044  $  129,974
                                                 ========       ========   =======    ========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A17

                                                   SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------
                                  CREDIT SUISSE                                 WELLS FARGO    WELLS FARGO      WELLS FARGO
                                      TRUST                                    ADVANTAGE VT     ADVANTAGE      ADVANTAGE VT
 AST JENNISON     AST JENNISON    INTERNATIONAL                                 CORE EQUITY  VT INTERNATIONAL  OMEGA GROWTH
   LARGE-CAP       LARGE-CAP     EQUITY FLEX III    AST BOND       AST BOND      PORTFOLIO   EQUITY PORTFOLIO PORTFOLIO SHARE
VALUE PORTFOLIO GROWTH PORTFOLIO    PORTFOLIO    PORTFOLIO 2017 PORTFOLIO 2021 SHARE CLASS 1  SHARE CLASS 1       CLASS 1
--------------- ---------------- --------------- -------------- -------------- ------------- ---------------- ---------------
  $2,684,385       $2,096,439       $944,611        $205,153      $4,359,155     $313,462        $242,180        $368,334
  ----------       ----------       --------        --------      ----------     --------        --------        --------
  $2,684,385       $2,096,439       $944,611        $205,153      $4,359,155     $313,462        $242,180        $368,334
  ==========       ==========       ========        ========      ==========     ========        ========        ========

  $2,684,385       $2,096,439       $944,611        $205,153      $4,359,155     $313,462        $242,180        $368,334
  ----------       ----------       --------        --------      ----------     --------        --------        --------
  $2,684,385       $2,096,439       $944,611        $205,153      $4,359,155     $313,462        $242,180        $368,334
  ==========       ==========       ========        ========      ==========     ========        ========        ========

     251,015          193,445         84,539          19,412         395,858       21,995          16,854         188,089
  ==========       ==========       ========        ========      ==========     ========        ========        ========

     224,447          173,259        143,776          18,718         388,863       15,815          42,118          15,183
  $    11.96       $    12.10       $   6.57        $  10.96      $    11.21     $  19.82        $   5.75        $  24.26

  $2,451,575       $1,915,517       $844,694        $205,488      $4,413,627     $253,867        $198,790        $289,843


                                                   SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------
                                  CREDIT SUISSE                                 WELLS FARGO    WELLS FARGO      WELLS FARGO
                                      TRUST                                    ADVANTAGE VT    ADVANTAGE VT    ADVANTAGE VT
 AST JENNISON     AST JENNISON    INTERNATIONAL                                 CORE EQUITY   INTERNATIONAL    OMEGA GROWTH
   LARGE-CAP       LARGE-CAP     EQUITY FLEX III    AST BOND       AST BOND      PORTFOLIO   EQUITY PORTFOLIO PORTFOLIO SHARE
VALUE PORTFOLIO GROWTH PORTFOLIO    PORTFOLIO    PORTFOLIO 2017 PORTFOLIO 2021 SHARE CLASS 1  SHARE CLASS 1       CLASS 1
--------------- ---------------- --------------- -------------- -------------- ------------- ---------------- ---------------
  $      151       $        0       $    888        $      0      $        0     $      0        $      0        $      0
  ----------       ----------       --------        --------      ----------     --------        --------        --------



      14,175           13,064         12,477           6,323          26,471        2,252           1,834           2,753
           0                0              0               0               0            0               0               0
  ----------       ----------       --------        --------      ----------     --------        --------        --------

      14,175           13,064         12,477           6,323          26,471        2,252           1,834           2,753
  ----------       ----------       --------        --------      ----------     --------        --------        --------

     (14,024)         (13,064)       (11,589)         (6,323)        (26,471)      (2,252)         (1,834)         (2,753)
  ----------       ----------       --------        --------      ----------     --------        --------        --------

       1,403                0              0               0               0            0               0               0
      (8,320)          34,603         16,167          39,575          13,734          598           1,611           5,251
     232,465          180,226         89,955            (335)        (54,472)      59,595          43,390          78,491
  ----------       ----------       --------        --------      ----------     --------        --------        --------

     225,548          214,829        106,122          39,240         (40,738)      60,193          45,001          83,742
  ----------       ----------       --------        --------      ----------     --------        --------        --------

  $  211,524       $  201,765       $ 94,533        $ 32,917      $  (67,209)    $ 57,941        $ 43,167        $ 80,989
  ==========       ==========       ========        ========      ==========     ========        ========        ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A18

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
December 31, 2010

                                                        SUBACCOUNTS
                                              -------------------------------
                                                WELLS FARGO      WELLS FARGO
                                                ADVANTAGE VT    ADVANTAGE VT
                                              SMALL CAP GROWTH SMALL CAP VALUE
                                              PORTFOLIO SHARE  PORTFOLIO SHARE
                                                  CLASS 1          CLASS 1
                                              ---------------- ---------------
  ASSETS
    Investment in the portfolios, at value...      $   5           $71,298
                                                   -----           -------
    Net Assets...............................      $   5           $71,298
                                                   =====           =======

  NET ASSETS, representing:
    Accumulation units.......................      $   5           $71,298
                                                   -----           -------
                                                   $   5           $71,298
                                                   =====           =======

    Units outstanding........................          0             6,040
                                                   =====           =======

    Portfolio shares held....................          1             7,887
    Portfolio net asset value per share......      $8.06           $  9.04
    Investment in portfolio shares, at cost..      $   4           $58,052

  STATEMENT OF OPERATIONS
  For the period ended December 31, 2010
                                                        SUBACCOUNTS
                                              -------------------------------
                                                WELLS FARGO      WELLS FARGO
                                                ADVANTAGE VT    ADVANTAGE VT
                                              SMALL CAP GROWTH SMALL CAP VALUE
                                              PORTFOLIO SHARE  PORTFOLIO SHARE
                                                  CLASS 1          CLASS 1
                                              ---------------- ---------------
  INVESTMENT INCOME
    Dividend income..........................      $   0           $     0
                                                   -----           -------

  EXPENSES
    Charges to contract owners for
     assuming mortality risk and expense
     risk and for administration.............          0               523
    Reimbursement for excess expenses........          0                 0
                                                   -----           -------

  NET EXPENSES...............................          0               523
                                                   -----           -------

  NET INVESTMENT INCOME (LOSS)...............          0              (523)
                                                   -----           -------

  NET REALIZED AND UNREALIZED
     GAIN (LOSS) ON INVESTMENTS
    Capital gains distributions received.....          0                 0
    Realized gain (loss) on
     shares redeemed.........................          0               803
    Net change in unrealized gain (loss) on
     investments.............................          1            13,246
                                                   -----           -------

  NET GAIN (LOSS) ON
     INVESTMENTS.............................          1            14,049
                                                   -----           -------

  NET INCREASE (DECREASE) IN NET
     ASSETS RESULTING FROM
     OPERATIONS..............................      $   1           $13,526
                                                   =====           =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A19

                     [THIS PAGE INTENTIONALLY LEFT BLANK]



                                      A20

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                     SUBACCOUNTS
                                   --------------------------------------------------------------------------------
                                     PRUDENTIAL MONEY MARKET   PRUDENTIAL DIVERSIFIED BOND     PRUDENTIAL EQUITY
                                            PORTFOLIO                  PORTFOLIO                   PORTFOLIO
                                   --------------------------  --------------------------  ------------------------
                                    01/01/2010    01/01/2009    01/01/2010    01/01/2009    01/01/2010   01/01/2009
                                        TO            TO            TO            TO            TO           TO
                                    12/31/2010    12/31/2009    12/31/2010    12/31/2009    12/31/2010   12/31/2009
                                   ------------  ------------  -----------   -----------   -----------  -----------
OPERATIONS
  Net investment income (loss).... $   (329,602) $   (244,282) $   816,500   $   939,951   $  (147,077) $    40,289
  Capital gains distributions
   received.......................            0             0      380,617       507,892             0            0
  Realized gain (loss) on shares
   redeemed.......................            0             0      293,552      (284,688)     (717,892)  (1,548,334)
  Net change in unrealized gain
   (loss) on investments..........            0             0    1,075,759     3,752,879     3,097,674    8,302,032
                                   ------------  ------------  -----------   -----------   -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................     (329,602)     (244,282)   2,566,428     4,916,034     2,232,705    6,793,987
                                   ------------  ------------  -----------   -----------   -----------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....       97,581       227,401       52,609        19,043        55,127      122,791
  Annuity Payments................     (113,370)      (33,981)    (112,208)      (30,767)     (107,515)     (17,217)
  Surrenders, withdrawals and
   death benefits.................   (4,563,747)   (5,367,710)  (4,822,137)   (3,539,679)   (2,134,134)  (2,103,851)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    8,990,751    (4,108,366)     574,766      (193,473)     (711,122)    (378,288)
  Withdrawal and other charges....      (17,768)      (20,853)     (12,280)      (15,165)      (19,636)     (22,092)
                                   ------------  ------------  -----------   -----------   -----------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................    4,393,447    (9,303,509)  (4,319,250)   (3,760,041)   (2,917,280)  (2,398,657)
                                   ------------  ------------  -----------   -----------   -----------  -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................    4,063,845    (9,547,791)  (1,752,822)    1,155,993      (684,575)   4,395,330

NET ASSETS
  Beginning of period.............   18,849,502    28,397,293   29,488,422    28,332,429    24,854,545   20,459,215
                                   ------------  ------------  -----------   -----------   -----------  -----------
  End of period................... $ 22,913,347  $ 18,849,502  $27,735,600   $29,488,422   $24,169,970  $24,854,545
                                   ============  ============  ===========   ===========   ===========  ===========

  Beginning units.................   15,430,381    23,300,258   15,202,406    17,357,583    14,144,035   15,828,966
                                   ------------  ------------  -----------   -----------   -----------  -----------
  Units issued....................   13,202,419     3,947,383      943,367       891,350       243,744      543,272
  Units redeemed..................  (10,218,442)  (11,817,260)  (3,030,540)   (3,046,527)   (1,912,360)  (2,228,203)
                                   ------------  ------------  -----------   -----------   -----------  -----------
  Ending units....................   18,414,358    15,430,381   13,115,233    15,202,406    12,475,419   14,144,035
                                   ============  ============  ===========   ===========   ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A21

                                       SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------
    PRUDENTIAL VALUE        PRUDENTIAL HIGH YIELD BOND  PRUDENTIAL STOCK INDEX      PRUDENTIAL GLOBAL
        PORTFOLIO                   PORTFOLIO                  PORTFOLIO                PORTFOLIO
------------------------    ------------------------   ------------------------  ----------------------
 01/01/2010     01/01/2009   01/01/2010    01/01/2009   01/01/2010   01/01/2009  01/01/2010  01/01/2009
     TO             TO           TO            TO           TO           TO          TO          TO
 12/31/2010     12/31/2009   12/31/2010    12/31/2009   12/31/2010   12/31/2009  12/31/2010  12/31/2009
-----------    -----------  -----------   -----------  -----------  -----------  ----------  ----------
$  (151,949)   $   138,120  $ 1,680,340   $ 1,233,749  $    84,006  $   347,144  $    9,214  $   86,446
          0              0            0             0            0            0           0           0
 (1,161,913)    (1,986,495)    (346,877)   (1,095,917)    (714,371)  (1,402,120)   (112,720)   (302,289)
  4,506,279      9,241,635    1,509,860     4,985,206    3,864,660    6,647,393     779,526   1,770,006
-----------    -----------  -----------   -----------  -----------  -----------  ----------  ----------

  3,192,417      7,393,260    2,843,323     5,123,038    3,234,295    5,592,417     676,020   1,554,163
-----------    -----------  -----------   -----------  -----------  -----------  ----------  ----------

     81,964         79,168       54,674        68,453       91,812       46,847      19,690      10,955
   (135,822)       (19,269)     (66,492)      (14,220)     (71,084)     (13,200)     (2,227)          0
 (2,981,018)    (1,966,544)  (3,357,112)   (1,730,877)  (2,609,435)  (2,101,725)   (529,983)   (473,098)
  9,782,661       (315,899)    (158,785)   10,006,442     (909,617)    (241,338)   (150,571)    (31,500)
    (38,892)       (26,587)     (30,992)      (11,046)     (28,237)     (30,207)     (7,182)     (7,626)
-----------    -----------  -----------   -----------  -----------  -----------  ----------  ----------

  6,708,893     (2,249,131)  (3,558,707)    8,318,752   (3,526,561)  (2,339,623)   (670,273)   (501,269)
-----------    -----------  -----------   -----------  -----------  -----------  ----------  ----------

  9,901,310      5,144,129     (715,384)   13,441,790     (292,266)   3,252,794       5,747   1,052,894

 25,087,524     19,943,395   25,111,614    11,669,824   28,275,501   25,022,707   6,679,252   5,626,358
-----------    -----------  -----------   -----------  -----------  -----------  ----------  ----------
$34,988,834    $25,087,524  $24,396,230   $25,111,614  $27,983,235  $28,275,501  $6,684,999  $6,679,252
===========    ===========  ===========   ===========  ===========  ===========  ==========  ==========

 11,984,256     13,275,695    8,609,604     9,066,700   19,203,436   21,056,837   4,460,369   4,836,906
-----------    -----------  -----------   -----------  -----------  -----------  ----------  ----------
  7,197,972        517,033      380,325     1,316,400      882,431    1,110,674     142,021     246,993
 (2,273,907)    (1,808,472)  (1,577,694)   (1,773,496)  (3,208,426)  (2,964,075)   (600,710)   (623,530)
-----------    -----------  -----------   -----------  -----------  -----------  ----------  ----------
 16,908,321     11,984,256    7,412,235     8,609,604   16,877,441   19,203,436   4,001,680   4,460,369
===========    ===========  ===========   ===========  ===========  ===========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A22

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                  SUBACCOUNTS
                                   ---------------------------------------------------------------------------
                                                                   PRUDENTIAL                T. ROWE PRICE
                                      PRUDENTIAL JENNISON    SMALL CAPITALIZATION STOCK   INTERNATIONAL STOCK
                                           PORTFOLIO                PORTFOLIO                  PORTFOLIO
                                   ------------------------  -------------------------  ----------------------
                                    01/01/2010   01/01/2009  01/01/2010    01/01/2009   01/01/2010  01/01/2009
                                        TO           TO          TO            TO           TO          TO
                                    12/31/2010   12/31/2009  12/31/2010    12/31/2009   12/31/2010  12/31/2009
                                   -----------  -----------  ----------    ----------   ----------  ----------
OPERATIONS
  Net investment income (loss).... $  (256,206) $  (172,440) $  (25,682)   $   18,804   $  (10,444) $   24,054
  Capital gains distributions
   received.......................           0            0           0       408,406        6,438           0
  Realized gain (loss) on shares
   redeemed.......................    (287,615)  (1,212,872)    (90,510)     (292,220)     (39,718)   (100,179)
  Net change in unrealized gain
   (loss) on investments..........   3,061,588    9,412,951   1,124,583       733,987      296,097     835,528
                                   -----------  -----------   ----------   ----------   ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   2,517,767    8,027,639   1,008,391       868,977      252,373     759,403
                                   -----------  -----------   ----------   ----------   ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....      92,706       45,972       7,738         2,620        1,797         326
  Annuity Payments................     (70,679)     (18,510)     (2,669)            0            0           0
  Surrenders, withdrawals and
   death benefits.................  (2,354,929)  (2,287,707)   (597,463)     (492,040)    (269,286)   (136,928)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     942,595     (776,063)    (74,497)         (229)      37,889      28,295
  Withdrawal and other charges....     (24,175)     (24,744)     (2,454)       (2,762)        (890)       (932)
                                   -----------  -----------   ----------   ----------   ----------  ----------

NET INCREASE (DECREASE)
   IN NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  (1,414,482)  (3,061,052)   (669,345)     (492,411)    (230,490)   (109,239)
                                   -----------  -----------   ----------   ----------   ----------  ----------

TOTAL INCREASE (DECREASE) IN
   NET ASSETS.....................   1,103,285    4,966,587     339,046       376,566       21,883     650,164

NET ASSETS
  Beginning of period.............  26,408,884   21,442,297   4,610,522     4,233,956    2,232,403   1,582,239
                                   -----------  -----------   ----------   ----------   ----------  ----------
  End of period................... $27,512,169  $26,408,884  $4,949,568    $4,610,522   $2,254,286  $2,232,403
                                   ===========  ===========   ==========   ==========   ==========  ==========

  Beginning units.................  16,183,229   18,563,007   2,117,993     2,399,280    1,706,365   1,817,829
                                   -----------  -----------   ----------   ----------   ----------  ----------
  Units issued....................   1,777,641      470,587     134,489       141,077      209,207     117,006
  Units redeemed..................  (2,386,693)  (2,850,365)   (420,150)     (422,364)    (383,897)   (228,470)
                                   -----------  -----------   ----------   ----------   ----------  ----------
  Ending units....................  15,574,177   16,183,229   1,832,332     2,117,993    1,531,675   1,706,365
                                   ===========  ===========   ==========   ==========   ==========  ==========

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A23

                                      SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------

 T. ROWE PRICE EQUITY     PREMIER VIT OPCAP MANAGED PREMIER VIT NACM SMALL CAP INVESCO V.I. CORE EQUITY
   INCOME PORTFOLIO          PORTFOLIO CLASS 1         PORTFOLIO CLASS 1                 FUND
----------------------    -----------------------   -------------------------  ------------------------
01/01/2010    01/01/2009  01/01/2010    01/01/2009  01/01/2010    01/01/2009    01/01/2010   01/01/2009
    TO            TO          TO            TO          TO            TO            TO           TO
12/31/2010    12/31/2009  4/30/2010**   12/31/2009  4/30/2010**   12/31/2009    12/31/2010   12/31/2009
----------    ----------  -----------   ----------  -----------   ----------   -----------  -----------
$   35,141    $   39,987  $   230,654   $   74,648  $   (12,915)  $  (46,846)  $   (44,096) $    42,426

         0             0            0            0            0            0             0            0

  (100,702)     (347,013)  (2,377,173)    (638,244)  (2,028,637)    (534,701)       51,243     (212,276)
   945,058     1,756,382    2,613,474    1,949,945    2,636,275    1,044,156       778,876    2,503,808
----------    ----------  -----------   ----------  -----------   ----------   -----------  -----------

   879,497     1,449,356      466,955    1,386,349      594,723      462,609       786,023    2,333,958
----------    ----------  -----------   ----------  -----------   ----------   -----------  -----------

     5,329           332       11,284        9,582        5,279        7,050        12,678       22,180
      (991)            0            0            0       (4,215)     (16,134)      (79,722)     (53,887)

  (929,062)     (805,899)    (541,858)    (832,143)     (97,547)    (426,739)   (1,101,506)    (936,990)

    75,936       (86,294)  (7,631,383)    (150,566)  (4,381,827)      84,144       (42,956)    (168,687)
    (3,436)       (4,010)      (1,756)      (4,995)        (649)      (1,926)       (6,011)      (7,092)
----------    ----------  -----------   ----------  -----------   ----------   -----------  -----------

  (852,224)     (895,871)  (8,163,713)    (978,122)  (4,478,959)    (353,605)   (1,217,517)  (1,144,476)
----------    ----------  -----------   ----------  -----------   ----------   -----------  -----------

    27,273       553,485   (7,696,758)     408,227   (3,884,236)     109,004      (431,494)   1,189,482
 7,273,137     6,719,652    7,696,758    7,288,531    3,884,236    3,775,232    10,854,143    9,664,661
----------    ----------  -----------   ----------  -----------   ----------   -----------  -----------
$7,300,410    $7,273,137  $         0   $7,696,758  $         0   $3,884,236   $10,422,649  $10,854,143
==========    ==========  ===========   ==========  ===========   ==========   ===========  ===========
 3,900,813     4,460,401    5,231,388    6,017,538    2,340,277    2,592,468     6,507,705    7,327,040
----------    ----------  -----------   ----------  -----------   ----------   -----------  -----------
   190,930       168,600       80,884       90,987       42,274      167,266       198,443      152,824
  (629,472)     (728,188)  (5,312,272)    (877,137)  (2,382,551)    (419,457)     (935,236)    (972,159)
----------    ----------  -----------   ----------  -----------   ----------   -----------  -----------
 3,462,271     3,900,813            0    5,231,388            0    2,340,277     5,770,912    6,507,705
==========    ==========  ===========   ==========  ===========   ==========   ===========  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A24

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                  SUBACCOUNTS
                                   --------------------------------------------------------------------------
                                      JANUS ASPEN JANUS        JANUS ASPEN OVERSEAS
                                   PORTFOLIO - INSTITUTIONAL PORTFOLIO - INSTITUTIONAL  MFS RESEARCH SERIES -
                                           SHARES                     SHARES                INITIAL CLASS
                                   ------------------------  ------------------------  ----------------------
                                   01/01/2010   01/01/2009    01/01/2010   01/01/2009  01/01/2010  01/01/2009
                                       TO           TO            TO           TO          TO          TO
                                   12/31/2010   12/31/2009    12/31/2010   12/31/2009  12/31/2010  12/31/2009
                                   ----------   ----------   -----------  -----------  ----------  ----------
OPERATIONS
  Net investment income (loss).... $  (18,073)  $  (46,141)  $  (101,412) $  (100,132) $   (8,217) $    1,014
  Capital gains distributions
   received.......................          0            0             0      339,019           0
  Realized gain (loss) on shares
   redeemed.......................   (178,498)    (365,216)      989,607      293,993      (7,198)    (59,661)
  Net change in unrealized gain
   (loss) on investments..........    909,856    2,055,439     2,156,148    6,134,487     255,918     469,412
                                   ----------   ----------   -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    713,285    1,644,082     3,044,343    6,667,367     240,503     410,765
                                   ----------   ----------   -----------  -----------  ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....     11,170      106,289        16,414       10,208       3,160      (2,614)
  Annuity Payments................    (24,597)      (2,015)     (118,261)     (57,304)    (14,522)          0
  Surrenders, withdrawals and
   death benefits.................   (829,305)    (462,541)   (1,966,420)  (1,364,034)   (122,235)   (118,325)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (58,508)    (117,910)     (362,383)    (293,839)    (11,996)    (18,543)
  Withdrawal and other charges....     (3,947)      (4,502)       (6,439)      (6,999)     (1,043)     (1,211)
                                   ----------   ----------   -----------  -----------  ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   (905,187)    (480,679)   (2,437,089)  (1,711,968)   (146,636)   (140,693)
                                   ----------   ----------   -----------  -----------  ----------  ----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   (191,902)   1,163,403       607,254    4,955,399      93,867     270,072

NET ASSETS
  Beginning of period.............  6,264,626    5,101,223    14,331,795    9,376,396   1,807,705   1,537,633
                                   ----------   ----------   -----------  -----------  ----------  ----------
  End of period................... $6,072,724   $6,264,626   $14,939,049  $14,331,795  $1,901,572  $1,807,705
                                   ==========   ==========   ===========  ===========  ==========  ==========

  Beginning units.................  4,392,746    4,794,188     3,936,738    4,557,986   1,248,044   1,366,773
                                   ----------   ----------   -----------  -----------  ----------  ----------
  Units issued....................    137,281      251,613        73,108      227,148      38,831      35,501
  Units redeemed..................   (762,543)    (653,055)     (684,553)    (848,396)   (138,187)   (154,230)
                                   ----------   ----------   -----------  -----------  ----------  ----------
  Ending units....................  3,767,484    4,392,746     3,325,293    3,936,738   1,148,688   1,248,044
                                   ==========   ==========   ===========  ===========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A25

                                    SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------

  MFS GROWTH SERIES -       AMERICAN CENTURY VP   FRANKLIN SMALL-MID CAP  PRUDENTIAL JENNISON 20/20
     INITIAL CLASS              VALUE FUND        GROWTH SECURITIES FUND      FOCUS PORTFOLIO
----------------------    ----------------------  ----------------------  ------------------------
01/01/2010    01/01/2009  01/01/2010  01/01/2009  01/01/2010  01/01/2009  01/01/2010   01/01/2009
    TO            TO          TO          TO          TO          TO          TO           TO
12/31/2010    12/31/2009  12/31/2010  12/31/2009  12/31/2010  12/31/2009  12/31/2010   12/31/2009
----------    ----------  ----------  ----------  ----------  ----------  ----------   ----------
$  (80,750)   $  (61,567) $   20,525  $  104,760  $  (37,025) $  (29,404) $  (63,853)  $  (36,520)
         0             0           0           0           0           0           0            0
   (61,626)     (282,795)    (90,087)   (196,640)    (57,392)   (181,241)     47,158     (125,974)
   959,610     2,122,656     351,220     490,486     718,960     957,388     302,015    1,995,577
----------    ----------  ----------  ----------  ----------  ----------  ----------   ----------

   817,234     1,778,294     281,658     398,606     624,543     746,743     285,320    1,833,083
----------    ----------  ----------  ----------  ----------  ----------  ----------   ----------

    36,687         4,343       3,275       1,955       5,341      10,529       1,523       49,848
   (32,450)            0      (1,338)     (2,569)       (444)          0           0            0
  (666,831)     (546,309)   (336,208)   (302,696)   (229,792)   (206,249)   (535,989)    (524,568)

   (25,246)     (106,676)     82,146      27,608      78,028      31,200     123,751       54,355
    (3,892)       (4,453)     (1,085)     (1,292)     (1,450)     (1,504)     (1,928)      (2,154)
----------    ----------  ----------  ----------  ----------  ----------  ----------   ----------

  (691,732)     (653,095)   (253,210)   (276,994)   (148,317)   (166,024)   (412,643)    (422,519)
----------    ----------  ----------  ----------  ----------  ----------  ----------   ----------

   125,502     1,125,199      28,448     121,612     476,226     580,719    (127,323)   1,410,564

 6,551,277     5,426,078   2,620,526   2,498,914   2,523,414   1,942,695   4,933,990    3,523,426
----------    ----------  ----------  ----------  ----------  ----------  ----------   ----------
$6,676,779    $6,551,277  $2,648,974  $2,620,526  $2,999,640  $2,523,414  $4,806,667   $4,933,990
==========    ==========  ==========  ==========  ==========  ==========  ==========   ==========

 4,434,949     4,986,245   1,480,875   1,666,700   1,701,914   1,855,848   2,995,359    3,326,824
----------    ----------  ----------  ----------  ----------  ----------  ----------   ----------
   188,316        77,073      70,642      74,310     194,419     112,337     304,421      281,834
  (648,415)     (628,369)   (214,263)   (260,135)   (288,052)   (266,271)   (555,354)    (613,299)
----------    ----------  ----------  ----------  ----------  ----------  ----------   ----------
 3,974,850     4,434,949   1,337,254   1,480,875   1,608,281   1,701,914   2,744,426    2,995,359
==========    ==========  ==========  ==========  ==========  ==========  ==========   ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A26

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                 SUBACCOUNTS
                                   -----------------------------------------------------------------------
                                                           ALLIANCEBERNSTEIN VPS
                                         DAVIS VALUE         LARGE CAP GROWTH       PRUDENTIAL SP DAVIS
                                          PORTFOLIO          PORTFOLIO CLASS B        VALUE PORTFOLIO
                                   ----------------------  --------------------  -------------------------
                                   01/01/2010  01/01/2009  01/01/2010 01/01/2009  01/01/2010    01/01/2009
                                       TO          TO          TO         TO          TO            TO
                                   12/31/2010  12/31/2009  12/31/2010 12/31/2009  4/30/2010**   12/31/2009
                                   ----------  ----------  ---------- ---------- ------------  -----------
OPERATIONS
  Net investment income (loss).... $   (2,068) $  (11,643) $  (5,274) $  (5,839) $    (51,580) $     2,302
  Capital gains distributions
   received.......................          0           0          0          0             0            0
  Realized gain (loss) on shares
   redeemed.......................     (9,119)   (142,812)    (9,734)   (52,174)     (537,331)    (613,715)
  Net change in unrealized gain
   (loss) on investments..........    265,010     731,124     51,602    182,874     1,062,564    2,873,706
                                   ----------  ----------  ---------  ---------  ------------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    253,823     576,669     36,594    124,861       473,653    2,262,293
                                   ----------  ----------  ---------  ---------  ------------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....      4,039       2,051          0         26         5,499       27,607
  Annuity Payments................          0      (2,483)         0          0             0            0
  Surrenders, withdrawals and
   death benefits.................   (313,858)   (350,567)   (65,415)   (44,547)     (185,592)    (756,251)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     27,859     (30,134)    34,049     (7,180)  (10,192,887)    (239,849)
  Withdrawal and other charges....       (938)     (1,065)      (138)      (188)       (5,279)     (18,348)
                                   ----------  ----------  ---------  ---------  ------------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   (282,898)   (382,198)   (31,504)   (51,889)  (10,378,259)    (986,841)
                                   ----------  ----------  ---------  ---------  ------------  -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................    (29,075)    194,471      5,090     72,972    (9,904,606)   1,275,452

NET ASSETS
  Beginning of period.............  2,528,077   2,333,606    490,014    417,042     9,904,606    8,629,154
                                   ----------  ----------  ---------  ---------  ------------  -----------
  End of period................... $2,499,002  $2,528,077  $ 495,104  $ 490,014  $          0  $ 9,904,606
                                   ==========  ==========  =========  =========  ============  ===========

  Beginning units.................  2,562,604   3,059,822    851,577    980,018     8,287,186    9,313,523
                                   ----------  ----------  ---------  ---------  ------------  -----------
  Units issued....................    149,656     119,613    108,752     83,639        63,235      546,314
  Units redeemed..................   (434,312)   (616,831)  (165,713)  (212,080)   (8,350,421)  (1,572,651)
                                   ----------  ----------  ---------  ---------  ------------  -----------
  Ending units....................  2,277,948   2,562,604    794,616    851,577             0    8,287,186
                                   ==========  ==========  =========  =========  ============  ===========

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A27

                                     SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------------------------
                                                          PRUDENTIAL SP STRATEGIC
 PRUDENTIAL SP SMALL CAP    JANUS ASPEN JANUS PORTFOLIO - PARTNERS FOCUSED GROWTH   PRUDENTIAL SP MID CAP
     VALUE PORTFOLIO           SERVICE SHARES                    PORTFOLIO             GROWTH PORTFOLIO
------------------------    ----------------------------  -----------------------  -----------------------
 01/01/2010     01/01/2009  01/01/2010     01/01/2009     01/01/2010   01/01/2009  01/01/2010   01/01/2009
     TO             TO          TO             TO             TO           TO          TO           TO
 12/31/2010     12/31/2009  12/31/2010     12/31/2009     4/30/2010**  12/31/2009  4/30/2010**  12/31/2009
-----------    -----------  ----------     ----------     -----------  ----------  -----------  ----------
$  (113,974)   $    (4,683)  $ (6,804)     $  (5,592)     $    (7,849) $  (20,735) $   (19,352) $  (50,683)
          0              0          0              0                0           0            0           0
   (264,898)    (1,042,538)     6,761        (26,270)          17,967     (38,502)    (802,953)   (290,388)
  3,213,846      3,816,021     74,767        168,914          (19,795)    518,822    1,194,378   1,197,523
-----------    -----------   --------      ---------      -----------  ----------  -----------  ----------

  2,834,974      2,768,800     74,724        137,052           (9,677)    459,585      372,073     856,452
-----------    -----------   --------      ---------      -----------  ----------  -----------  ----------

     15,834         10,840        488             20            1,569       3,353        4,921       4,576
          0              0          0              0                0           0            0           0
   (792,416)      (916,785)   (29,565)       (37,837)         (18,946)    (91,948)    (107,719)   (250,407)
   (449,529)      (107,073)    89,544        (44,170)      (1,514,317)     44,769   (3,953,787)    (23,588)
    (40,630)       (38,838)      (822)          (841)          (1,300)     (3,206)      (3,901)     (8,025)
-----------    -----------   --------      ---------      -----------  ----------  -----------  ----------

 (1,266,741)    (1,051,856)    59,645        (82,828)      (1,532,994)    (47,032)  (4,060,486)   (277,444)
-----------    -----------   --------      ---------      -----------  ----------  -----------  ----------

  1,568,233      1,716,944    134,369         54,224       (1,542,671)    412,553   (3,688,413)    579,008

 12,501,656     10,784,712    533,364        479,140        1,542,671   1,130,118    3,688,413   3,109,405
-----------    -----------   --------      ---------      -----------  ----------  -----------  ----------
$14,069,889    $12,501,656   $667,733      $ 533,364      $         0  $1,542,671  $         0  $3,688,413
===========    ===========   ========      =========      ===========  ==========  ===========  ==========

  8,610,683      9,555,525    566,315        662,491        1,384,864   1,416,892    4,007,015   4,400,738
-----------    -----------   --------      ---------      -----------  ----------  -----------  ----------
    190,447        477,466    170,316         16,371           28,363     190,577      141,906     229,913
 (1,017,807)    (1,422,308)   (57,612)      (112,547)      (1,413,227)   (222,605)  (4,148,921)   (623,636)
-----------    -----------   --------      ---------      -----------  ----------  -----------  ----------
  7,783,323      8,610,683    679,019        566,315                0   1,384,864            0   4,007,015
===========    ===========   ========      =========      ===========  ==========  ===========  ==========


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A28

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                  SUBACCOUNTS
                                   --------------------------------------------------------------------------------
                                   SP PRUDENTIAL U.S. EMERGING PRUDENTIAL SP GROWTH ASSET PRUDENTIAL SP INTERNATIONAL
                                       GROWTH PORTFOLIO          ALLOCATION PORTFOLIO        GROWTH PORTFOLIO
                                   --------------------------  ------------------------   --------------------------
                                    01/01/2010    01/01/2009    01/01/2010    01/01/2009  01/01/2010    01/01/2009
                                        TO            TO            TO            TO          TO            TO
                                    12/31/2010    12/31/2009    12/31/2010    12/31/2009  12/31/2010    12/31/2009
                                    -----------   ----------   -----------   -----------  ----------    ----------
OPERATIONS
  Net investment income (loss).... $  (101,127)   $  (43,970)  $    76,822   $   128,904  $     (605)   $   19,842
  Capital gains distributions
   received.......................           0             0             0       397,517           0             0
  Realized gain (loss) on shares
   redeemed.......................     (29,799)     (377,337)     (696,384)     (889,267)   (190,972)     (439,541)
  Net change in unrealized gain
   (loss) on investments..........   1,578,096     2,254,254     4,069,674     6,510,481     584,283     1,355,793
                                    -----------   ----------   -----------   -----------   ----------    ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   1,447,170     1,832,947     3,450,112     6,147,635     392,706       936,094
                                    -----------   ----------   -----------   -----------   ----------    ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....      39,446       108,014        83,186       157,830      16,114        33,526
  Annuity Payments................     (41,408)            0             0             0        (545)            0
  Surrenders, withdrawals and
   death benefits.................    (673,790)     (532,030)   (1,788,342)   (1,239,638)   (240,459)     (188,377)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   3,946,156      (325,528)   (1,781,424)     (185,044)    144,218      (121,937)
  Withdrawal and other charges....     (18,984)      (13,585)      (96,575)      (92,251)     (7,296)       (6,762)
                                    -----------   ----------   -----------   -----------   ----------    ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   3,251,420      (763,129)   (3,583,155)   (1,359,103)    (87,968)     (283,550)
                                    -----------   ----------   -----------   -----------   ----------    ----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   4,698,590     1,069,818      (133,043)    4,788,532     304,738       652,544

NET ASSETS
  Beginning of period.............   6,160,469     5,090,651    31,604,161    26,815,629   3,568,195     2,915,651
                                    -----------   ----------   -----------   -----------   ----------    ----------
  End of period................... $10,859,059    $6,160,469   $31,471,118   $31,604,161  $3,872,933    $3,568,195
                                    ===========   ==========   ===========   ===========   ==========    ==========

  Beginning units.................   3,804,774     4,496,704    19,040,642    20,265,750   2,842,174     3,161,214
                                    -----------   ----------   -----------   -----------   ----------    ----------
  Units issued....................   2,631,571       274,071        78,296       523,390     347,161       286,538
  Units redeemed..................    (724,579)     (966,001)   (1,845,402)   (1,748,498)   (436,644)     (605,578)
                                    -----------   ----------   -----------   -----------   ----------    ----------
  Ending units....................   5,711,766     3,804,774    17,273,536    19,040,642   2,752,691     2,842,174
                                    ===========   ==========   ===========   ===========   ==========    ==========

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A29

                                  SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------
PRUDENTIAL SP INTERNATIONAL EVERGREEN VA DIVERSIFIED
    VALUE PORTFOLIO          CAPITAL BUILDER FUND    EVERGREEN VA GROWTH FUND EVERGREEN VA OMEGA FUND
--------------------------  -----------------------  ------------------------ ---------------------
01/01/2010    01/01/2009    01/01/2010   01/01/2009  01/01/2010   01/01/2009  01/01/2010   01/01/2009
    TO            TO            TO           TO          TO           TO          TO           TO
12/31/2010    12/31/2009    4/30/2010**  12/31/2009  7/16/2010**  12/31/2009  7/16/2010**  12/31/2009
----------    ----------    -----------  ----------  -----------  ----------  -----------  ----------
$   20,375    $   49,530        $ 0         $ 0          $ 0          $0       $    (287)   $ (1,145)
         0             0          0           0            0           0               0           0
  (182,395)     (482,715)        (1)          0            0           0          68,428      (2,329)
   451,092     1,260,446          1           1            0           1         (90,131)     98,127
 ----------    ----------       ---         ---          ---          --       ---------    --------
 ----------    ----------       ---         ---          ---          --       ---------    --------

   289,072       827,261          0           1            0           1         (21,990)     94,653
 ----------    ----------       ---         ---          ---          --       ---------    --------

     4,581         9,005          0          (1)           0           0             255       8,447
         0             0          0           0            0           0               0           0
  (265,592)     (260,850)        (2)          0           (4)          0            (217)    (20,473)

   (70,302)      (73,622)         0           0            0           0        (311,872)    (19,354)
    (6,630)       (5,681)         0           0            0           0              (7)        (12)
 ----------    ----------       ---         ---          ---          --       ---------    --------

  (337,943)     (331,148)        (2)         (1)          (4)          0        (311,841)    (31,392)
 ----------    ----------       ---         ---          ---          --       ---------    --------

   (48,871)      496,113         (2)          0           (4)          1        (333,831)     63,261

 3,658,033     3,161,920          2           2            4           3         333,831     270,570
 ----------    ----------       ---         ---          ---          --       ---------    --------
$3,609,162    $3,658,033        $ 0         $ 2          $ 0          $4       $       0    $333,831
 ==========    ==========       ===         ===          ===          ==       =========    ========

 2,566,672     2,902,428          2           3            3           3         200,716     230,226
 ----------    ----------       ---         ---          ---          --       ---------    --------
   184,521       235,369          0           0            0           0             944       9,797
  (463,492)     (571,125)        (2)         (1)          (3)          0        (201,660)    (39,307)
 ----------    ----------       ---         ---          ---          --       ---------    --------
 2,287,701     2,566,672          0           2            0           3               0     200,716
 ==========    ==========       ===         ===          ===          ==       =========    ========


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A30

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                               SUBACCOUNTS
                                   ----------------------------------------------------------------------
                                                                                         EVERGREEN VA
                                    EVERGREEN VA SPECIAL       EVERGREEN VA         FUNDAMENTAL LARGE CAP
                                        VALUES FUND       INTERNATIONAL EQUITY FUND          FUND
                                   ---------------------  ------------------------  ---------------------
                                   01/01/2010  01/01/2009 01/01/2010    01/01/2009  01/01/2010  01/01/2009
                                       TO          TO         TO            TO          TO          TO
                                   7/16/2010** 12/31/2009 7/16/2010**   12/31/2009  7/16/2010** 12/31/2009
                                   ----------- ---------- -----------   ----------  ----------- ----------
OPERATIONS
  Net investment income (loss)....  $   (491)   $   (415)  $      72     $  2,721    $  (1,010)  $ (1,109)
  Capital gains distributions
   received.......................         0           0       7,776            0            0          0
  Realized gain (loss) on shares
   redeemed.......................      (165)     (8,843)    (41,748)      (7,267)       6,100    (12,003)
  Net change in unrealized gain
   (loss) on investments..........    (1,559)     21,238      23,164       31,334      (23,495)    79,967
                                    --------    --------   ---------     --------    ---------   --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    (2,215)     11,980     (10,736)      26,788      (18,405)    66,855
                                    --------    --------   ---------     --------    ---------   --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....        35           0         187        8,477          207      8,454
  Annuity Payments................         0           0           0            0            0          0
  Surrenders, withdrawals and
   death benefits.................      (663)    (10,904)     (2,000)     (14,723)      (5,050)    (8,298)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   (64,763)     35,480    (203,120)      15,062     (260,650)   (18,771)
  Withdrawal and other charges....         0        (171)         (6)         (31)           0        (30)
                                    --------    --------   ---------     --------    ---------   --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   (65,391)     24,405    (204,939)       8,785     (265,493)   (18,645)
                                    --------    --------   ---------     --------    ---------   --------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   (67,606)     36,385    (215,675)      35,573     (283,898)    48,210

NET ASSETS
  Beginning of period.............    67,606      31,221     215,675      180,102      283,898    235,688
                                    --------    --------   ---------     --------    ---------   --------
  End of period...................  $      0    $ 67,606   $       0     $215,675    $       0   $283,898
                                    ========    ========   =========     ========    =========   ========

  Beginning units.................    44,870      26,172      17,247       16,398       22,805     25,325
                                    --------    --------   ---------     --------    ---------   --------
  Units issued....................     1,161      29,089       1,040        2,647          156        947
  Units redeemed..................   (46,031)    (10,391)    (18,287)      (1,798)     (22,961)    (3,467)
                                    --------    --------   ---------     --------    ---------   --------
  Ending units....................         0      44,870           0       17,247            0     22,805
                                    ========    ========   =========     ========    =========   ========

** Date subaccount was no longer available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A31

                                     SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------
 AST ALLIANCEBERNSTEIN     AST AMERICAN CENTURY   AST SCHRODERS MULTI-ASSET
    GROWTH & INCOME           INCOME & GROWTH         WORLD STRATEGIES        AST COHEN & STEERS
       PORTFOLIO                 PORTFOLIO                PORTFOLIO            REALTY PORTFOLIO
----------------------    ----------------------  ------------------------  ----------------------
01/01/2010    01/01/2009  01/01/2010  01/01/2009   01/01/2010   01/01/2009  01/01/2010  01/01/2009
    TO            TO          TO          TO           TO           TO          TO          TO
12/31/2010    12/31/2009  12/31/2010  12/31/2009   12/31/2010   12/31/2009  12/31/2010  12/31/2009
----------    ----------  ----------  ----------  -----------  -----------  ----------  ----------
$  (11,542)   $    9,481  $  (19,948) $    4,291  $  (410,425) $   (30,910) $  (12,448) $    9,479
         0             0           0           0            0            0           0           0
   (33,995)      (39,687)     13,139    (102,237)      92,579      (96,335)      5,975    (181,990)

   613,067       223,157     711,292     351,853    5,575,513    1,304,962     684,278     501,635
----------    ----------  ----------  ----------  -----------  -----------  ----------  ----------


   567,530       192,951     704,483     253,907    5,257,667    1,177,717     677,805     329,124
----------    ----------  ----------  ----------  -----------  -----------  ----------  ----------

 4,403,584     1,325,659   4,451,679   1,669,490   54,692,805    8,601,278   3,738,801     462,402
         0             0           0           0            0            0           0           0
   (36,910)       (8,849)    (31,255)    (56,688)    (182,481)     (41,915)    (31,068)    (17,940)


   236,838        46,933     161,787      34,185    3,006,385    2,091,692     600,037      13,709
   (19,977)       (1,141)    (28,084)     (1,611)    (237,559)      (8,973)    (13,167)     (1,073)
----------    ----------  ----------  ----------  -----------  -----------  ----------  ----------

 4,583,535     1,362,602   4,554,127   1,645,376   57,279,150   10,642,082   4,294,603     457,098
----------    ----------  ----------  ----------  -----------  -----------  ----------  ----------

 5,151,065     1,555,553   5,258,610   1,899,283   62,536,817   11,819,799   4,972,408     786,222

 2,032,542       476,989   2,504,557     605,274   13,893,703    2,073,904   1,281,383     495,161
----------    ----------  ----------  ----------  -----------  -----------  ----------  ----------
$7,183,607    $2,032,542  $7,763,167  $2,504,557  $76,430,520  $13,893,703  $6,253,791  $1,281,383
==========    ==========  ==========  ==========  ===========  ===========  ==========  ==========

   254,383        69,824     300,949      82,344    1,392,262      261,803     148,592      69,902
----------    ----------  ----------  ----------  -----------  -----------  ----------  ----------
   622,105       203,829     612,727     258,213    6,763,098    1,352,698     482,571     112,068
  (154,677)      (19,270)   (146,633)    (39,608)  (1,110,508)    (222,239)    (88,796)    (33,378)
----------    ----------  ----------  ----------  -----------  -----------  ----------  ----------
   721,811       254,383     767,043     300,949    7,044,852    1,392,262     542,367     148,592
==========    ==========  ==========  ==========  ===========  ===========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A32

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                 SUBACCOUNTS
                                   --------------------------------------------------------------------------
                                    AST JPMORGAN STRATEGIC         AST VALUE         AST NEUBERGER BERMAN
                                    OPPORTUNITIES PORTFOLIO        PORTFOLIO        SMALL-CAP GROWTH PORTFOLIO
                                   ------------------------  ---------------------  -------------------------
                                    01/01/2010   01/01/2009  01/01/2010  01/01/2009 01/01/2010    01/01/2009
                                        TO           TO          TO          TO         TO            TO
                                    12/31/2010   12/31/2009  12/31/2010  12/31/2009 12/31/2010    12/31/2009
                                   -----------  -----------  ----------  ---------- ----------    ----------
OPERATIONS
  Net investment income (loss).... $  (531,515) $  (170,260) $  (13,979)  $ (5,304) $  (37,729)   $  (10,096)
  Capital gains distributions
   received.......................           0    1,392,740           0          0           0             0
  Realized gain (loss) on shares
   redeemed.......................     412,964     (585,581)    (55,566)   (95,921)     42,075       (10,589)
  Net change in unrealized gain
   (loss) on investments..........   3,114,485    3,221,016     423,938    206,907     611,722       198,575
                                   -----------  -----------  ----------   --------   ----------   ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   2,995,934    3,857,915     354,393    105,682     616,068       177,890
                                   -----------  -----------  ----------   --------   ----------   ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....  37,093,187    9,983,016     663,089    265,105   2,431,197       893,337
  Annuity Payments................           0            0           0          0           0             0
  Surrenders, withdrawals and
   death benefits.................    (665,302)    (429,540)    (70,126)   (12,773)    (45,628)       (1,227)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    (500,738)   3,722,508   1,907,191    (26,061)    482,965       103,010
  Withdrawal and other charges....    (216,106)     (47,752)     (7,585)    (1,063)    (15,557)         (189)
                                   -----------  -----------  ----------   --------   ----------   ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  35,711,041   13,228,232   2,492,569    225,208   2,852,977       994,931
                                   -----------  -----------  ----------   --------   ----------   ----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  38,706,975   17,086,147   2,846,962    330,890   3,469,045     1,172,821

NET ASSETS
  Beginning of period.............  29,569,606   12,483,459     938,965    608,075   1,361,381       188,560
                                   -----------  -----------  ----------   --------   ----------   ----------
  End of period................... $68,276,581  $29,569,606  $3,785,927   $938,965  $4,830,426    $1,361,381
                                   ===========  ===========  ==========   ========   ==========   ==========

  Beginning units.................   2,802,454    1,403,815     112,504     85,900     174,488        28,910
                                   -----------  -----------  ----------   --------   ----------   ----------
  Units issued....................   4,626,686    2,277,271     315,120     54,016     459,794       168,783
  Units redeemed..................  (1,135,132)    (878,632)    (58,399)   (27,412)   (165,114)      (23,205)
                                   -----------  -----------  ----------   --------   ----------   ----------
  Ending units....................   6,294,008    2,802,454     369,225    112,504     469,168       174,488
                                   ===========  ===========  ==========   ========   ==========   ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A33

                                    SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------
    AST HIGH YIELD        AST FEDERATED AGGRESSIVE    AST MID-CAP VALUE      AST SMALL-CAP VALUE
       PORTFOLIO             GROWTH PORTFOLIO             PORTFOLIO               PORTFOLIO
----------------------    ----------------------   ----------------------  ----------------------
01/01/2010    01/01/2009  01/01/2010   01/01/2009  01/01/2010  01/01/2009  01/01/2010  01/01/2009
    TO            TO          TO           TO          TO          TO          TO          TO
12/31/2010    12/31/2009  12/31/2010   12/31/2009  12/31/2010  12/31/2009  12/31/2010  12/31/2009
----------    ----------  ----------   ----------  ----------  ----------  ----------  ----------
$   89,930    $   51,861  $  (36,199)  $   (9,293) $  (32,176) $      187  $  (36,929) $      901
         0             0           0            0           0           0           0
    63,971      (121,105)     (6,211)     (63,948)     35,081     (68,298)     (4,658)   (110,207)

   366,330       673,447     819,811      252,096     693,597     302,566     824,587     403,633
----------    ----------  ----------   ----------  ----------  ----------  ----------  ----------

   520,231       604,203     777,401      178,855     696,502     234,455     783,000     294,327
----------    ----------  ----------   ----------  ----------  ----------  ----------  ----------

 5,421,422     1,242,758   2,035,852      519,972   2,463,379     553,436   1,621,878     312,329
         0             0           0            0           0           0           0
  (173,832)      (24,685)   (175,949)     (16,698)    (58,197)    (21,764)   (106,151)    (65,041)
   203,876        33,217   1,199,745       17,879   1,145,543      37,145   1,341,017      92,080
   (22,369)       (3,540)    (10,614)      (1,163)    (12,500)     (1,378)    (10,602)     (1,538)
----------    ----------  ----------   ----------  ----------  ----------  ----------  ----------

 5,429,097     1,247,750   3,049,034      519,990   3,538,225     567,439   2,846,142     337,830
----------    ----------  ----------   ----------  ----------  ----------  ----------  ----------

 5,949,328     1,851,953   3,826,435      698,845   4,234,727     801,894   3,629,142     632,157

 3,094,752     1,242,799   1,163,593      464,748   1,225,231     423,337   1,609,553     977,396
----------    ----------  ----------   ----------  ----------  ----------  ----------  ----------
$9,044,080    $3,094,752  $4,990,028   $1,163,593  $5,459,958  $1,225,231  $5,238,695  $1,609,553
==========    ==========  ==========   ==========  ==========  ==========  ==========  ==========

   295,249       158,026     139,628       68,946     135,221      62,840     180,339     137,400
----------    ----------  ----------   ----------  ----------  ----------  ----------  ----------
   668,121       208,742     380,196       95,098     428,264     102,327     381,229      81,985
  (151,762)      (71,519)    (96,378)     (24,416)    (82,524)    (29,946)    (97,621)    (39,046)
----------    ----------  ----------   ----------  ----------  ----------  ----------  ----------
   811,608       295,249     423,446      139,628     480,961     135,221     463,947     180,339
==========    ==========  ==========   ==========  ==========  ==========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A34

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                 SUBACCOUNTS
                                   -----------------------------------------------------------------------
                                      AST GOLDMAN SACHS
                                     CONCENTRATED GROWTH      AST GOLDMAN SACHS       AST LARGE-CAP VALUE
                                          PORTFOLIO        MID-CAP GROWTH PORTFOLIO        PORTFOLIO
                                   ----------------------  -----------------------  ----------------------
                                   01/01/2010  01/01/2009   01/01/2010  01/01/2009  01/01/2010  01/01/2009
                                       TO          TO           TO          TO          TO          TO
                                   12/31/2010  12/31/2009   12/31/2010  12/31/2009  12/31/2010  12/31/2009
                                   ----------  ----------  -----------  ----------  ----------  ----------
OPERATIONS
  Net investment income (loss).... $  (82,018) $  (27,913) $   (97,611) $  (25,476) $  (33,228) $   47,826
  Capital gains distributions
   received.......................          0           0            0                       0           0
  Realized gain (loss) on shares
   redeemed.......................     36,933     (43,990)     137,179     (42,870)   (220,120)   (527,202)
  Net change in unrealized gain
   (loss) on investments..........    750,424     767,575    1,210,777     762,248     907,934   1,110,097
                                   ----------  ----------  -----------  ----------  ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    705,339     695,672    1,250,345     693,902     654,586     630,721
                                   ----------  ----------  -----------  ----------  ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....  4,628,674   1,978,391    6,180,170   2,114,768   1,721,975     633,776
  Annuity Payments................          0           0            0           0           0           0
  Surrenders, withdrawals and
   death benefits.................   (355,690)    (70,676)    (337,537)    (18,297)   (401,392)   (264,621)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    248,070     437,448      325,056     365,985     (71,360)    (56,938)
  Withdrawal and other charges....    (29,598)     (2,436)     (34,285)     (1,893)    (17,730)     (9,503)
                                   ----------  ----------  -----------  ----------  ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  4,491,456   2,342,727    6,133,404   2,460,563   1,231,493     302,714
                                   ----------  ----------  -----------  ----------  ----------  ----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  5,196,795   3,038,399    7,383,749   3,154,465   1,886,079     933,435

NET ASSETS
  Beginning of period.............  3,871,851     833,452    3,792,831     638,366   4,841,077   3,907,642
                                   ----------  ----------  -----------  ----------  ----------  ----------
  End of period................... $9,068,646  $3,871,851  $11,176,580  $3,792,831  $6,727,156  $4,841,077
                                   ==========  ==========  ===========  ==========  ==========  ==========

  Beginning units.................    375,796     116,247      351,558      90,759     629,267     594,420
                                   ----------  ----------  -----------  ----------  ----------  ----------
  Units issued....................    664,062     305,175      851,263     318,183     262,206     148,649
  Units redeemed..................   (214,883)    (45,626)    (269,168)    (57,384)   (143,173)   (113,802)
                                   ----------  ----------  -----------  ----------  ----------  ----------
  Ending units....................    824,975     375,796      933,653     351,558     748,300     629,267
                                   ==========  ==========  ===========  ==========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A35

                                     SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------
    AST LORD ABBETT                                                          AST NEUBERGER BERMAN
    BOND-DEBENTURE           AST MARSICO CAPITAL        AST MFS GROWTH          MID-CAP GROWTH
       PORTFOLIO              GROWTH PORTFOLIO             PORTFOLIO               PORTFOLIO
----------------------    ------------------------  ----------------------  ----------------------
01/01/2010    01/01/2009                01/01/2009  01/01/2010  01/01/2009  01/01/2010  01/01/2009
    TO            TO      01/01/2010 TO     TO          TO          TO          TO          TO
12/31/2010    12/31/2009   12/31/2010   12/31/2009  12/31/2010  12/31/2009  12/31/2010  12/31/2009
----------    ----------  ------------- ----------  ----------  ----------  ----------  ----------
$  239,435    $  159,626   $   (90,132) $  (24,977) $  (31,453) $  (11,250) $  (53,423) $  (16,584)
         0             0             0           0           0           0           0           0

    46,780       (86,625)       24,433    (317,073)      6,395     (12,584)     43,546     (93,993)

   310,818       676,447     1,991,501   1,208,825     372,130     217,821   1,039,263     383,283
----------    ----------   -----------  ----------  ----------  ----------  ----------  ----------

   597,033       749,448     1,925,802     866,775     347,072     193,987   1,029,386     272,706
----------    ----------   -----------  ----------  ----------  ----------  ----------  ----------

 3,091,863     1,597,297     7,277,834   2,365,388   2,375,209     633,394   5,033,401     676,426
         0             0             0           0           0           0           0           0

  (118,343)     (135,401)     (182,732)   (162,442)    (56,412)    (15,651)    (90,600)    (26,011)

  (174,515)       71,323     2,272,019     (87,962)    130,099      38,621     594,676     (73,494)
   (27,389)       (3,817)      (48,231)     (6,344)    (12,635)     (1,560)    (16,234)     (1,191)
----------    ----------   -----------  ----------  ----------  ----------  ----------  ----------

 2,771,616     1,529,402     9,318,890   2,108,640   2,436,261     654,804   5,521,243     575,730
----------    ----------   -----------  ----------  ----------  ----------  ----------  ----------

 3,368,649     2,278,850    11,244,692   2,975,415   2,783,333     848,791   6,550,629     848,436

 3,864,560     1,585,710     5,312,697   2,337,282   1,297,348     448,557   1,684,592     836,156
----------    ----------   -----------  ----------  ----------  ----------  ----------  ----------
$7,233,209    $3,864,560   $16,557,389  $5,312,697  $4,080,681  $1,297,348  $8,235,221  $1,684,592
==========    ==========   ===========  ==========  ==========  ==========  ==========  ==========

   347,653       187,398       614,394     337,845     138,438      57,276     180,950     108,689
----------    ----------   -----------  ----------  ----------  ----------  ----------  ----------
   394,512       208,238     1,239,880     409,798     322,295      92,260     647,766     109,019
  (130,026)      (47,983)     (320,344)   (133,249)    (78,391)    (11,098)   (134,967)    (36,758)
----------    ----------   -----------  ----------  ----------  ----------  ----------  ----------
   612,139       347,653     1,533,930     614,394     382,342     138,438     693,749     180,950
==========    ==========   ===========  ==========  ==========  ==========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A36

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                 SUBACCOUNTS
                                   -------------------------------------------------------------------------
                                   AST NEUBERGER BERMAN/LSV AST PIMCO LIMITED MATURITY  AST ALLIANCEBERNSTEIN
                                   MID-CAP VALUE PORTFOLIO       BOND PORTFOLIO         CORE VALUE PORTFOLIO
                                   ----------------------   -------------------------  ----------------------
                                   01/01/2010   01/01/2009   01/01/2010   01/01/2009   01/01/2010  01/01/2009
                                       TO           TO           TO           TO           TO          TO
                                   12/31/2010   12/31/2009   12/31/2010   12/31/2009   12/31/2010  12/31/2009
                                   ----------   ----------  -----------   ----------   ----------  ----------
OPERATIONS
  Net investment income (loss).... $  (26,448)  $    1,575  $    24,757   $  122,052   $  (20,399) $   19,447
  Capital gains distributions
   received.......................          0            0        8,404      247,971            0           0
  Realized gain (loss) on shares
   redeemed.......................    (22,151)    (250,308)     (56,780)     (17,875)     (65,972)    (88,588)
  Net change in unrealized gain
   (loss) on investments..........    949,823      672,487      123,022      (69,842)     648,472     354,194
                                   ----------   ----------  -----------   ----------   ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    901,224      423,754       99,403      282,306      562,101     285,053
                                   ----------   ----------  -----------   ----------   ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....  4,014,233      855,015    8,255,297    1,610,478    3,818,597   1,298,249
  Annuity Payments................          0            0            0            0            0           0
  Surrenders, withdrawals and
   death benefits.................   (129,966)     (85,798)    (574,763)     (99,801)     (15,189)    (39,485)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    212,008       68,975     (554,616)     186,937      271,674     184,955
  Withdrawal and other charges....    (20,343)      (1,412)     (37,276)      (5,950)     (22,190)       (760)
                                   ----------   ----------  -----------   ----------   ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  4,075,932      836,780    7,088,642    1,691,664    4,052,892   1,442,959
                                   ----------   ----------  -----------   ----------   ----------  ----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  4,977,156    1,260,534    7,188,045    1,973,970    4,614,993   1,728,012

NET ASSETS
  Beginning of period.............  2,160,398      899,864    4,866,285    2,892,315    2,228,666     500,654
                                   ----------   ----------  -----------   ----------   ----------  ----------
  End of period................... $7,137,554   $2,160,398  $12,054,330   $4,866,285   $6,843,659  $2,228,666
                                   ==========   ==========  ===========   ==========   ==========  ==========

  Beginning units.................    252,375      143,302      418,909      270,124      290,682      78,393
                                   ----------   ----------  -----------   ----------   ----------  ----------
  Units issued....................    593,122      170,240    1,069,438      271,967      606,354     244,489
  Units redeemed..................   (186,990)     (61,167)    (364,256)    (123,182)    (178,928)    (32,200)
                                   ----------   ----------  -----------   ----------   ----------  ----------
  Ending units....................    658,507      252,375    1,124,091      418,909      718,108     290,682
                                   ==========   ==========  ===========   ==========   ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A37

                                     SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------
AST QMA US EQUITY ALPHA AST T. ROWE PRICE NATURAL  AST T. ROWE PRICE ASSET    AST MFS GLOBAL EQUITY
      PORTFOLIO           RESOURCES PORTFOLIO        ALLOCATION PORTFOLIO           PORTFOLIO
---------------------   -----------------------   -------------------------  ----------------------
01/01/2010   01/01/2009  01/01/2010   01/01/2009   01/01/2010    01/01/2009  01/01/2010  01/01/2009
    TO           TO          TO           TO           TO            TO          TO          TO
12/31/2010   12/31/2009  12/31/2010   12/31/2009   12/31/2010    12/31/2009  12/31/2010  12/31/2009
----------   ---------- -----------   ----------  ------------  -----------  ----------  ----------
$  (15,107)   $  1,297  $  (139,947)  $  (15,946) $   (800,744) $    74,492  $  (45,437) $      436
         0                        0    1,154,824             0            0           0           0
   (16,311)    (78,693)    (473,728)    (523,996)      748,855     (502,993)    (15,299)    (55,223)
   265,859     228,362    3,614,613    1,062,347    11,913,688    6,271,209     654,148     291,126
----------    --------  -----------   ----------  ------------  -----------  ----------  ----------

   234,441     150,966    3,000,938    1,677,229    11,861,799    5,842,708     593,412     236,339
----------    --------  -----------   ----------  ------------  -----------  ----------  ----------

   935,908     240,770    9,614,861    2,919,182   114,348,631   25,929,083   4,474,430     839,608
         0           0            0            0             0            0           0           0
   (38,445)    (30,326)    (326,194)    (164,068)   (1,067,204)    (272,060)    (43,410)    (13,596)

   134,485     (30,764)     871,701      690,364     4,070,672    6,776,584     108,739     189,550
    (5,102)       (834)     (59,563)      (7,071)     (569,918)     (62,060)    (21,665)       (989)
----------    --------  -----------   ----------  ------------  -----------  ----------  ----------

 1,026,846     178,846   10,100,805    3,438,407   116,782,181   32,371,547   4,518,094   1,014,573
----------    --------  -----------   ----------  ------------  -----------  ----------  ----------

 1,261,287     329,812   13,101,743    5,115,636   128,643,980   38,214,255   5,111,506   1,250,912

   981,743     651,931    7,797,033    2,681,397    50,135,700   11,921,445   1,625,355     374,443
----------    --------  -----------   ----------  ------------  -----------  ----------  ----------
$2,243,030    $981,743  $20,898,776   $7,797,033  $178,779,680  $50,135,700  $6,736,861  $1,625,355
==========    ========  ===========   ==========  ============  ===========  ==========  ==========

   125,005      99,785      704,043      332,759     4,961,664    1,436,816     157,475      45,721
----------    --------  -----------   ----------  ------------  -----------  ----------  ----------
   150,205      50,388    1,499,252      494,671    14,482,880    4,453,304     608,804     147,005
   (43,972)    (25,168)    (491,860)    (123,387)   (2,968,665)    (928,456)   (166,208)    (35,251)
----------    --------  -----------   ----------  ------------  -----------  ----------  ----------
   231,238     125,005    1,711,435      704,043    16,475,879    4,961,664     600,071     157,475
==========    ========  ===========   ==========  ============  ===========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A38

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                 SUBACCOUNTS
                                   -------------------------------------------------------------------------
                                   AST JPMORGAN INTERNATIONAL AST T. ROWE PRICE GLOBAL  AST AGGRESSIVE ASSET
                                       EQUITY PORTFOLIO           BOND PORTFOLIO        ALLOCATION PORTFOLIO
                                   -------------------------  ----------------------   ----------------------
                                    01/01/2010   01/01/2009   01/01/2010   01/01/2009  01/01/2010  01/01/2009
                                        TO           TO           TO           TO          TO          TO
                                    12/31/2010   12/31/2009   12/31/2010   12/31/2009  12/31/2010  12/31/2009
                                   -----------   ----------   ----------   ----------  ----------  ----------
OPERATIONS
  Net investment income (loss).... $   (46,683)  $   31,258   $   33,674   $  116,526  $ (101,951) $  (19,172)
  Capital gains distributions
   received.......................           0            0       21,249      100,446           0           0
  Realized gain (loss) on shares
   redeemed.......................     (96,340)     (73,338)     (48,342)     (31,827)     28,127    (230,069)
  Net change in unrealized gain
   (loss) on investments..........     951,358      587,407      190,247       (1,009)  1,085,637   1,123,750
                                   -----------   ----------   ----------   ----------  ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................     808,335      545,327      196,828      184,136   1,011,813     874,509
                                   -----------   ----------   ----------   ----------  ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....   7,341,683    2,607,345    5,288,199    1,085,644     800,761   2,686,316
  Annuity Payments................           0            0            0            0     (17,729)          0
  Surrenders, withdrawals and
   death benefits.................    (104,951)     (35,945)    (381,228)    (101,806)   (341,339)   (299,827)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     549,180      179,847    1,155,383       15,598    (933,538)  4,046,107
  Withdrawal and other charges....     (45,787)      (1,601)     (23,996)      (2,805)    (31,654)     (4,207)
                                   -----------   ----------   ----------   ----------  ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................   7,740,125    2,749,646    6,038,358      996,631    (523,499)  6,428,389
                                   -----------   ----------   ----------   ----------  ----------  ----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   8,548,460    3,294,973    6,235,186    1,180,767     488,314   7,302,898

NET ASSETS
  Beginning of period.............   4,141,663      846,690    2,847,577    1,666,810   9,290,670   1,987,772
                                   -----------   ----------   ----------   ----------  ----------  ----------
  End of period................... $12,690,123   $4,141,663   $9,082,763   $2,847,577  $9,778,984  $9,290,670
                                   ===========   ==========   ==========   ==========  ==========  ==========

  Beginning units.................     446,442      119,443      245,299      159,960   1,080,179     296,114
                                   -----------   ----------   ----------   ----------  ----------  ----------
  Units issued....................   1,146,606      401,854      733,635      138,438     397,052     862,307
  Units redeemed..................    (345,795)     (74,855)    (148,758)     (53,099)   (469,875)    (78,242)
                                   -----------   ----------   ----------   ----------  ----------  ----------
  Ending units....................   1,247,253      446,442      830,176      245,299   1,007,356   1,080,179
                                   ===========   ==========   ==========   ==========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A39

                                           SUBACCOUNTS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
 AST CAPITAL GROWTH ASSET     AST ACADEMIC STRATEGIES ASSET AST BALANCED ASSET ALLOCATION   AST PRESERVATION ASSET
   ALLOCATION PORTFOLIO          ALLOCATION PORTFOLIO                PORTFOLIO               ALLOCATION PORTFOLIO
--------------------------    ----------------------------  ----------------------------  -------------------------
 01/01/2010      01/01/2009    01/01/2010     01/01/2009     01/01/2010     01/01/2009     01/01/2010    01/01/2009
     TO              TO            TO             TO             TO             TO             TO            TO
 12/31/2010      12/31/2009    12/31/2010     12/31/2009     12/31/2010     12/31/2009     12/31/2010    12/31/2009
------------    ------------  ------------   ------------   ------------   ------------   ------------  -----------
$ (1,180,656)   $    (33,053) $ (1,683,613)  $    420,577   $ (2,145,385)  $   (347,223)  $   (612,720) $  (235,042)
           0               0             0              0              0              0              0            0
    (382,839)     (3,528,639)      218,541     (3,988,193)     1,401,364     (2,669,718)     1,236,910     (293,322)
  19,668,288      20,559,283    18,926,028     24,047,371     26,966,548     19,239,201     11,258,218    7,692,433
------------    ------------  ------------   ------------   ------------   ------------   ------------  -----------

  18,104,793      16,997,591    17,460,956     20,479,755     26,222,527     16,222,260     11,882,408    7,164,069
------------    ------------  ------------   ------------   ------------   ------------   ------------  -----------

  84,295,086      36,155,357    79,761,804     26,473,878    135,186,978     50,260,583    114,648,727   27,969,114
           0               0             0              0              0              0        (42,336)           0
  (2,360,291)     (2,433,758)   (4,248,551)    (2,674,061)    (8,520,003)    (3,758,611)    (4,886,825)  (2,428,345)
   5,249,836       3,844,668     5,024,510      9,686,594      5,410,510     57,859,362     (3,833,018)  33,388,540
    (642,798)        (73,131)     (597,809)      (114,818)    (1,118,999)      (199,213)      (623,179)     (93,670)
------------    ------------  ------------   ------------   ------------   ------------   ------------  -----------

  86,541,833      37,493,136    79,939,954     33,371,593    130,958,486    104,162,121    105,263,369   58,835,639
------------    ------------  ------------   ------------   ------------   ------------   ------------  -----------

 104,646,626      54,490,727    97,400,910     53,851,348    157,181,013    120,384,381    117,145,777   65,999,708

 112,362,533      57,871,806   134,687,840     80,836,492    173,024,884     52,640,503     87,353,033   21,353,325
------------    ------------  ------------   ------------   ------------   ------------   ------------  -----------
$217,009,159    $112,362,533  $232,088,750   $134,687,840   $330,205,897   $173,024,884   $204,498,810  $87,353,033
============    ============  ============   ============   ============   ============   ============  ===========

  12,118,110       7,656,379    14,229,160     10,411,339     17,628,479      6,523,224      8,320,766    2,402,539
------------    ------------  ------------   ------------   ------------   ------------   ------------  -----------
  15,143,940       6,364,864    12,864,464      6,477,400     18,385,509     13,868,142     12,992,855    7,293,902
  (6,583,589)     (1,903,133)   (5,077,865)    (2,659,579)    (5,464,808)    (2,762,887)    (2,745,326)  (1,375,675)
------------    ------------  ------------   ------------   ------------   ------------   ------------  -----------
  20,678,461      12,118,110    22,015,759     14,229,160     30,549,180     17,628,479     18,568,295    8,320,766
============    ============  ============   ============   ============   ============   ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A40

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                    SUBACCOUNTS
                                   ---------------------------------------------------------------------------------
                                   AST FIRST TRUST BALANCED   AST FIRST TRUST CAPITAL       AST ADVANCED STRATEGIES
                                       TARGET PORTFOLIO      APPRECIATION TARGET PORTFOLIO         PORTFOLIO
                                   ------------------------  ----------------------------  -------------------------
                                    01/01/2010   01/01/2009   01/01/2010     01/01/2009     01/01/2010    01/01/2009
                                        TO           TO           TO             TO             TO            TO
                                    12/31/2010   12/31/2009   12/31/2010     12/31/2009     12/31/2010    12/31/2009
                                   -----------  -----------   -----------    -----------   ------------  -----------
OPERATIONS
  Net investment income (loss).... $  (206,475) $   357,798  $  (438,498)   $    63,654    $   (552,795) $   243,732
  Capital gains distributions
   received.......................           0            0            0              0               0            0
  Realized gain (loss) on shares
   redeemed.......................     301,494     (576,988)      49,919       (570,495)        380,200     (788,921)
  Net change in unrealized gain
   (loss) on investments..........   7,780,519    4,004,779   10,939,834      3,913,144       9,712,980    5,838,682
                                   -----------  -----------   -----------    -----------   ------------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   7,875,538    3,785,589   10,551,255      3,406,303       9,540,385    5,293,493
                                   -----------  -----------   -----------    -----------   ------------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....  62,963,188    9,102,945   54,402,836     11,521,861      81,374,321   11,314,900
  Annuity Payments................           0            0            0              0               0            0
  Surrenders, withdrawals and
   death benefits.................    (852,668)    (302,285)    (477,646)      (192,859)       (869,337)    (467,827)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   1,490,387    3,996,131    4,473,531      6,356,824       2,429,126    3,588,624
  Withdrawal and other charges....    (271,823)     (39,902)    (293,771)       (22,929)       (336,538)     (45,361)
                                   -----------  -----------   -----------    -----------   ------------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  63,329,084   12,756,889   58,104,950     17,662,897      82,597,572   14,390,336
                                   -----------  -----------   -----------    -----------   ------------  -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  71,204,622   16,542,478   68,656,205     21,069,200      92,137,957   19,683,829

NET ASSETS
  Beginning of period.............  28,153,591   11,611,113   29,023,558      7,954,358      37,033,944   17,350,115
                                   -----------  -----------   -----------    -----------   ------------  -----------
  End of period................... $99,358,213  $28,153,591  $97,679,763    $29,023,558    $129,171,901  $37,033,944
                                   ===========  ===========   ===========    ===========   ============  ===========

  Beginning units.................   3,170,882    1,611,252    3,464,597      1,204,656       3,810,098    2,220,146
                                   -----------  -----------   -----------    -----------   ------------  -----------
  Units issued....................   7,919,563    2,315,133    8,270,966      2,816,201       9,731,997    2,578,405
  Units redeemed..................  (1,733,633)    (755,503)  (2,614,886)      (556,260)     (1,705,193)    (988,453)
                                   -----------  -----------   -----------    -----------   ------------  -----------
  Ending units....................   9,356,812    3,170,882    9,120,677      3,464,597      11,836,902    3,810,098
                                   ===========  ===========   ===========    ===========   ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A41

                                       SUBACCOUNTS (CONTINUED)
-------------------------------------------------------------------------------------------------------
AST T. ROWE PRICE LARGE-CAP     AST MONEY MARKET       AST SMALL-CAP GROWTH   AST PIMCO TOTAL RETURN BOND
    GROWTH PORTFOLIO                PORTFOLIO                PORTFOLIO                PORTFOLIO
--------------------------  ------------------------  ----------------------  -------------------------
 01/01/2010    01/01/2009    01/01/2010   01/01/2009  01/01/2010  01/01/2009   01/01/2010     01/01/2009
     TO            TO            TO           TO          TO          TO           TO             TO
 12/31/2010    12/31/2009    12/31/2010   12/31/2009  12/31/2010  12/31/2009   12/31/2010     12/31/2009
 -----------   ----------   -----------  -----------  ----------  ----------  ------------   -----------
$  (120,280)   $  (42,659)  $  (129,016) $   (63,625) $  (50,102) $  (30,204) $    (65,681)  $   176,901
          0             0             0            0           0           0     1,275,814       666,198
     61,379       (90,520)            0            0      81,293     (96,076)      662,948        15,186
  1,546,174     1,258,869             0            0   1,223,231     728,999     1,779,690       419,288
 -----------   ----------   -----------  -----------  ----------  ----------  ------------   -----------

  1,487,273     1,125,690      (129,016)     (63,625)  1,254,422     602,719     3,652,771     1,277,573
 -----------   ----------   -----------  -----------  ----------  ----------  ------------   -----------

  7,742,986     1,892,439    20,348,068    6,044,694   2,187,876     473,503    78,475,227    17,235,278
          0             0             0            0           0           0        (3,046)            0
   (219,282)     (202,457)   (6,769,866)  (2,651,658)   (202,015)   (107,678)   (6,203,093)     (576,749)

    120,651        63,024    (6,216,130)  (1,161,807)    174,048      69,912      (252,420)   37,302,332
    (41,062)       (5,218)      (40,903)      (7,632)    (14,754)     (5,308)     (387,372)      (21,873)
 -----------   ----------   -----------  -----------  ----------  ----------  ------------   -----------

  7,603,293     1,747,788     7,321,169    2,223,597   2,145,155     430,429    71,629,296    53,938,988
 -----------   ----------   -----------  -----------  ----------  ----------  ------------   -----------

  9,090,566     2,873,478     7,192,153    2,159,972   3,399,577   1,033,148    75,282,067    55,216,561

  4,643,582     1,770,104     5,650,015    3,490,043   2,783,008   1,749,860    59,184,454     3,967,893
 -----------   ----------   -----------  -----------  ----------  ----------  ------------   -----------
$13,734,148    $4,643,582   $12,842,168  $ 5,650,015  $6,182,585  $2,783,008  $134,466,521   $59,184,454
 ===========   ==========   ===========  ===========  ==========  ==========  ============   ===========

    478,406       282,486       539,892      327,723     313,058     259,220     5,518,742       376,854
 -----------   ----------   -----------  -----------  ----------  ----------  ------------   -----------
  1,020,244       258,005     3,536,967    1,108,967     333,526     102,974     9,535,884     5,463,160
   (266,100)      (62,085)   (2,803,099)    (896,798)   (139,505)    (49,136)   (2,776,226)     (321,272)
 -----------   ----------   -----------  -----------  ----------  ----------  ------------   -----------
  1,232,550       478,406     1,273,760      539,892     507,079     313,058    12,278,400     5,518,742
 ===========   ==========   ===========  ===========  ==========  ==========  ============   ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A42

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                 SUBACCOUNTS
                                   ----------------------------------------------------------------------
                                   AST INTERNATIONAL VALUE AST INTERNATIONAL GROWTH NVIT DEVELOPING MARKETS
                                          PORTFOLIO               PORTFOLIO                  FUND
                                   ----------------------  ----------------------   ----------------------
                                   01/01/2010  01/01/2009  01/01/2010   01/01/2009  01/01/2010  01/01/2009
                                       TO          TO          TO           TO          TO          TO
                                   12/31/2010  12/31/2009  12/31/2010   12/31/2009  12/31/2010  12/31/2009
                                   ----------  ----------  ----------   ----------  ----------  ----------
OPERATIONS
  Net investment income (loss).... $  (22,329) $    3,480  $  (43,480)  $   (1,191) $  (36,623) $   (6,999)
  Capital gains distributions
   received.......................          0           0           0            0           0           0
  Realized gain (loss) on shares
   redeemed.......................    (45,153)    (88,000)    (36,296)    (147,621)   (144,914)   (759,429)
  Net change in unrealized gain
   (loss) on investments..........    369,708     265,243     717,816      344,108     505,689   1,588,779
                                   ----------  ----------  ----------   ----------  ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    302,226     180,723     638,040      195,296     324,152     822,351
                                   ----------  ----------  ----------   ----------  ----------  ----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....  2,557,442     763,414   3,114,318      611,455      10,141     185,831
  Annuity Payments................          0           0           0            0           0           0
  Surrenders, withdrawals and
   death benefits.................    (61,342)    (32,981)    (25,350)      (4,438)   (113,005)   (247,222)
  Net transfers between other
   subaccounts or fixed rate
   option.........................     23,227      56,842   1,310,725       42,633     (38,094)     84,590
  Withdrawal and other charges....    (11,500)       (712)    (14,359)        (487)    (11,846)    (10,004)
                                   ----------  ----------  ----------   ----------  ----------  ----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  2,507,827     786,563   4,385,334      649,163    (152,804)     13,195
                                   ----------  ----------  ----------   ----------  ----------  ----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  2,810,053     967,286   5,023,374      844,459     171,348     835,546

NET ASSETS
  Beginning of period.............  1,466,277     498,991   1,307,591      463,132   2,414,747   1,579,201
                                   ----------  ----------  ----------   ----------  ----------  ----------
  End of period................... $4,276,330  $1,466,277  $6,330,965   $1,307,591  $2,586,095  $2,414,747
                                   ==========  ==========  ==========   ==========  ==========  ==========

  Beginning units.................    164,007      71,808     160,403       76,019     161,060     168,193
                                   ----------  ----------  ----------   ----------  ----------  ----------
  Units issued....................    349,184     122,847     562,932      116,851       8,024      38,942
  Units redeemed..................   (105,077)    (30,648)   (130,608)     (32,467)    (18,307)    (46,075)
                                   ----------  ----------  ----------   ----------  ----------  ----------
  Ending units....................    408,114     164,007     592,727      160,403     150,777     161,060
                                   ==========  ==========  ==========   ==========  ==========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A43

                                    SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------------------
 AST INVESTMENT GRADE BOND    AST WESTERN ASSET CORE PLUS
         PORTFOLIO                 BOND PORTFOLIO         AST BOND PORTFOLIO 2018 AST BOND PORTFOLIO 2019
--------------------------    --------------------------  ----------------------  ----------------------
 01/01/2010      01/01/2009    01/01/2010    01/01/2009   01/01/2010  01/01/2009  01/01/2010  01/01/2009
     TO              TO            TO            TO           TO          TO          TO          TO
 12/31/2010      12/31/2009    12/31/2010    12/31/2009   12/31/2010  12/31/2009  12/31/2010  12/31/2009
------------    ------------   -----------   ----------   ----------  ----------  ----------  ----------
$  1,638,754    $    (65,952) $   (46,800)   $   31,061   $  (2,877)   $ (5,286)  $  (2,579)  $  (4,143)
   5,399,891         588,063       58,022        20,124       9,067      11,049      13,902         187
  (2,514,047)      5,615,280      126,907         8,278      17,235      (7,792)     25,059       9,939
  (1,341,073)     (2,474,964)     293,483       152,815      11,122     (13,999)      3,590      (4,419)
------------    ------------   -----------   ----------   ---------    --------   ---------   ---------

   3,183,525       3,662,427      431,612       212,278      34,547     (16,028)     39,972       1,564
------------    ------------   -----------   ----------   ---------    --------   ---------   ---------

           0          (4,058)  13,819,331     4,442,987           2          (1)          0           0
           0               0            0             0           0           0           0           0
    (431,641)       (485,084)    (115,021)      (19,011)          0           0     (33,766)     (7,000)
  (9,679,595)    (34,413,040)   3,453,235       671,911    (154,759)    272,782    (128,258)    119,773
    (220,444)       (284,883)     (79,875)       (3,089)        (18)        (15)       (100)       (106)
------------    ------------   -----------   ----------   ---------    --------   ---------   ---------

 (10,331,680)    (35,187,065)  17,077,670     5,092,798    (154,775)    272,766    (162,124)    112,667
------------    ------------   -----------   ----------   ---------    --------   ---------   ---------
  (7,148,155)    (31,524,638)  17,509,282     5,305,076    (120,228)    256,738    (122,152)    114,231

  13,150,697      44,675,335    5,703,682       398,606     331,573      74,835     155,630      41,399
------------    ------------   -----------   ----------   ---------    --------   ---------   ---------
$  6,002,542    $ 13,150,697  $23,212,964    $5,703,682   $ 211,345    $331,573   $  33,478   $ 155,630
============    ============   ===========   ==========   =========    ========   =========   =========
   1,116,615       4,157,246      555,275        42,998      29,978       6,229      14,188       3,422
------------    ------------   -----------   ----------   ---------    --------   ---------   ---------
  15,050,881       4,909,531    2,058,720       564,338      31,841      86,796      43,279     162,128
 (15,698,666)     (7,950,162)    (422,380)      (52,061)    (44,226)    (63,047)    (54,671)   (151,362)
------------    ------------   -----------   ----------   ---------    --------   ---------   ---------
     468,830       1,116,615    2,191,615       555,275      17,593      29,978       2,796      14,188
============    ============   ===========   ==========   =========    ========   =========   =========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A44

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                  SUBACCOUNTS
                                   -------------------------------------------------------------------------
                                                          AST PARAMETRIC EMERGING    FRANKLIN TEMPLETON VIP
                                   AST GLOBAL REAL ESTATE      MARKETS EQUITY      FOUNDING FUNDS ALLOCATION
                                         PORTFOLIO               PORTFOLIO                    FUND
                                   ---------------------  -----------------------  -------------------------
                                   01/01/2010  01/01/2009  01/01/2010  01/01/2009   01/01/2010    01/01/2009
                                       TO          TO          TO          TO           TO            TO
                                   12/31/2010  12/31/2009  12/31/2010  12/31/2009   12/31/2010    12/31/2009
                                   ----------  ---------- -----------  ----------  ------------  -----------
OPERATIONS
  Net investment income (loss).... $   (6,229)  $ (1,777) $   (98,534) $  (11,324) $  1,154,989  $   352,725
  Capital gains distributions
   received.......................          0          0            0           0         7,657            0
  Realized gain (loss) on shares
   redeemed.......................     33,140      4,517      184,283      31,633       369,952     (195,395)
  Net change in unrealized gain
   (loss) on investments..........    264,616     91,753    1,557,435     316,524     5,016,256    2,729,299
                                   ----------   --------  -----------  ----------  ------------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................    291,527     94,493    1,643,184     336,833     6,548,854    2,886,629
                                   ----------   --------  -----------  ----------  ------------  -----------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....  2,054,823    508,486   11,615,268   2,072,073    74,873,151   13,355,152
  Annuity Payments................          0          0            0           0             0            0
  Surrenders, withdrawals and
   death benefits.................     (7,616)       (14)     (22,377)       (422)     (282,548)     (18,683)
  Net transfers between other
   subaccounts or fixed rate
   option.........................    185,424     43,150    1,104,990     372,738     1,938,305    4,180,682
  Withdrawal and other charges....     (9,026)       (97)     (46,859)       (431)     (339,182)     (28,960)
                                   ----------   --------  -----------  ----------  ------------  -----------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  2,223,605    551,525   12,651,022   2,443,958    76,189,726   17,488,191
                                   ----------   --------  -----------  ----------  ------------  -----------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  2,515,132    646,018   14,294,206   2,780,791    82,738,580   20,374,820

NET ASSETS
  Beginning of period.............    651,192      5,174    2,791,924      11,133    23,604,969    3,230,149
                                   ----------   --------  -----------  ----------  ------------  -----------
  End of period................... $3,166,324   $651,192  $17,086,130  $2,791,924  $106,343,549  $23,604,969
                                   ==========   ========  ===========  ==========  ============  ===========

  Beginning units.................     79,139        848      302,876       1,996     2,728,568      485,975
                                   ----------   --------  -----------  ----------  ------------  -----------
  Units issued....................    279,512     93,057    1,554,103     343,476     9,800,476    2,882,938
  Units redeemed..................    (69,503)   (14,766)    (388,606)    (42,596)   (2,125,881)    (640,345)
                                   ----------   --------  -----------  ----------  ------------  -----------
  Ending units....................    289,148     79,139    1,468,373     302,876    10,403,163    2,728,568
                                   ==========   ========  ===========  ==========  ============  ===========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A45

                                      SUBACCOUNTS (CONTINUED)
---------------------------------------------------------------------------------------------------
   AST GOLDMAN SACHS           AST CLS GROWTH           AST CLS MODERATE         AST HORIZON GROWTH
    SMALL-CAP VALUE           ASSET ALLOCATION          ASSET ALLOCATION          ASSET ALLOCATION
       PORTFOLIO                  PORTFOLIO                 PORTFOLIO                PORTFOLIO
----------------------    ------------------------  ------------------------  -----------------------
01/01/2010    01/01/2009   01/01/2010   01/01/2009   01/01/2010   01/01/2009   01/01/2010  01/01/2009
    TO            TO           TO           TO           TO           TO           TO          TO
12/31/2010    12/31/2009   12/31/2010   12/31/2009   12/31/2010   12/31/2009   12/31/2010  12/31/2009
----------    ----------  -----------  -----------  -----------  -----------  -----------  ----------
$  (50,495)   $   (5,529) $  (385,662) $   (60,205) $  (463,742) $   (88,111) $  (247,098) $  (33,582)
         0             0            0            0            0            0            0           0
   126,418         4,047      360,147       30,538      217,271      (31,093)      64,959      (5,750)
 1,102,368       201,760    4,930,148    1,418,441    5,686,578    1,551,185    2,979,252     598,634
----------    ----------  -----------  -----------  -----------  -----------  -----------  ----------

 1,178,291       200,278    4,904,633    1,388,774    5,440,107    1,431,981    2,797,113     559,302
----------    ----------  -----------  -----------  -----------  -----------  -----------  ----------

 6,250,119     1,421,112   44,975,293    7,337,534   59,534,397   12,684,193   24,070,235   5,965,068
         0             0            0            0            0            0            0           0
  (297,463)         (885)    (148,453)      (1,980)    (308,606)     (18,288)     (38,134)     (3,506)

   281,339       157,512    1,243,181    1,242,860    1,844,656      632,006    1,321,896     457,266
   (23,898)         (300)    (186,562)     (14,922)    (260,134)     (10,791)    (125,483)     (3,239)
----------    ----------  -----------  -----------  -----------  -----------  -----------  ----------

 6,210,097     1,577,439   45,883,459    8,563,492   60,810,313   13,287,120   25,228,514   6,415,589
----------    ----------  -----------  -----------  -----------  -----------  -----------  ----------

 7,388,388     1,777,717   50,788,092    9,952,266   66,250,420   14,719,101   28,025,627   6,974,891

 1,808,156        30,439   11,559,871    1,607,605   15,709,641      990,540    7,410,234     435,343
----------    ----------  -----------  -----------  -----------  -----------  -----------  ----------
$9,196,544    $1,808,156  $62,347,963  $11,559,871  $81,960,061  $15,709,641  $35,435,861  $7,410,234
==========    ==========  ===========  ===========  ===========  ===========  ===========  ==========
   188,198         3,985    1,375,311      239,867    1,752,810      134,872      810,091      60,962
----------    ----------  -----------  -----------  -----------  -----------  -----------  ----------
   806,213       205,414    5,923,091    1,519,797    6,767,546    1,823,061    3,204,677     835,154
  (203,771)      (21,201)  (1,381,305)    (384,353)    (728,031)    (205,123)    (684,660)    (86,025)
----------    ----------  -----------  -----------  -----------  -----------  -----------  ----------
   790,640       188,198    5,917,097    1,375,311    7,792,325    1,752,810    3,330,108     810,091
==========    ==========  ===========  ===========  ===========  ===========  ===========  ==========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A46

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                 SUBACCOUNTS
                                   -----------------------------------------------------------------------
                                   AST HORIZON MODERATE ASSET AST FI PYRAMIS(R) ASSET   PROFUND VP CONSUMER
                                     ALLOCATION PORTFOLIO       ALLOCATION PORTFOLIO         SERVICES
                                   ------------------------   -----------------------  --------------------
                                    01/01/2010    01/01/2009   01/01/2010  01/01/2009  01/01/2010 01/01/2009
                                        TO            TO           TO          TO          TO         TO
                                    12/31/2010    12/31/2009   12/31/2010  12/31/2009  12/31/2010 12/31/2009
                                   -----------   -----------  -----------  ----------  ---------- ----------
OPERATIONS
  Net investment income (loss).... $  (446,777)  $  (111,589) $  (198,091) $  (25,865)  $ (4,044)  $ (1,430)
  Capital gains distributions
   received.......................           0             0            0           0          0          0
  Realized gain (loss) on shares
   redeemed.......................     245,040        19,700      128,640       2,103     13,726        854
  Net change in unrealized gain
   (loss) on investments..........   4,713,234     1,734,831    2,853,051     520,112     41,963     33,004
                                   -----------   -----------  -----------  ----------   --------   --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   4,511,497     1,642,942    2,783,600     496,350     51,645     32,428
                                   -----------   -----------  -----------  ----------   --------   --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....  41,965,964    14,289,207   27,775,445   3,425,028     37,035    144,229
  Annuity Payments................           0             0            0           0          0          0
  Surrenders, withdrawals and
   death benefits.................    (234,373)      (37,782)     (74,948)     (9,177)      (606)      (126)
  Net transfers between other
   subaccounts or fixed rate
   option.........................   1,549,699     1,454,291      526,653     346,004     (2,306)    61,639
  Withdrawal and other charges....    (259,950)      (18,753)     (86,600)     (3,016)    (2,195)      (214)
                                   -----------   -----------  -----------  ----------   --------   --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................  43,021,340    15,686,963   28,140,550   3,758,839     31,928    205,528
                                   -----------   -----------  -----------  ----------   --------   --------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................  47,532,837    17,329,905   30,924,150   4,255,189     83,573    237,956

NET ASSETS
  Beginning of period.............  19,144,896     1,814,991    4,584,742     329,553    237,956          0
                                   -----------   -----------  -----------  ----------   --------   --------
  End of period................... $66,677,733   $19,144,896  $35,508,892  $4,584,742   $321,529   $237,956
                                   ===========   ===========  ===========  ==========   ========   ========

  Beginning units.................   2,050,165       238,347      503,844      43,922     26,190          0
                                   -----------   -----------  -----------  ----------   --------   --------
  Units issued....................   4,917,530     2,124,557    3,287,113     527,449     13,710     27,869
  Units redeemed..................    (637,473)     (312,739)    (492,853)    (67,527)   (10,310)    (1,679)
                                   -----------   -----------  -----------  ----------   --------   --------
  Ending units....................   6,330,222     2,050,165    3,298,104     503,844     29,590     26,190
                                   ===========   ===========  ===========  ==========   ========   ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A47

                                SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------
 PROFUND VP CONSUMER
        GOODS          PROFUND VP FINANCIALS PROFUND VP HEALTH CARE PROFUND VP INDUSTRIALS
--------------------   --------------------  --------------------   --------------------
01/01/2010  01/01/2009 01/01/2010 01/01/2009 01/01/2010  01/01/2009 01/01/2010  01/01/2009
    TO          TO         TO         TO         TO          TO         TO          TO
12/31/2010  12/31/2009 12/31/2010 12/31/2009 12/31/2010  12/31/2009 12/31/2010  12/31/2009
----------  ---------- ---------- ---------- ----------  ---------- ----------  ----------
 $ (2,601)   $     50   $ (5,082)  $  1,595   $ (4,023)   $   (892)  $ (3,968)   $   (214)
        0           0          0          0          0           0          0           0
    6,592       1,101      7,829      4,431      6,403       1,764     15,855        (137)
   35,992      28,626     36,511     45,971      1,685      50,678     49,261      36,131
 --------    --------   --------   --------   --------    --------   --------    --------

   39,983      29,777     39,258     51,997      4,065      51,550     61,148      35,780
 --------    --------   --------   --------   --------    --------   --------    --------

   40,715     167,337     51,655    268,745     36,610     211,716     26,226     218,817
        0           0          0          0          0           0          0           0
     (623)        (92)      (592)         0       (572)          0       (581)          0

   (6,477)     45,549     43,884     51,282     22,346      50,343    (24,629)     43,334
   (2,217)       (215)    (2,940)      (215)    (2,598)       (216)    (2,646)       (270)
 --------    --------   --------   --------   --------    --------   --------    --------

   31,398     212,579     92,007    319,812     55,786     261,843     (1,630)    261,881
 --------    --------   --------   --------   --------    --------   --------    --------

   71,381     242,356    131,265    371,809     59,851     313,393     59,518     297,661

  242,356           0    371,809          0    313,393           0    304,004       6,343
 --------    --------   --------   --------   --------    --------   --------    --------
 $313,737    $242,356   $503,074   $371,809   $373,244    $313,393   $363,522    $304,004
 ========    ========   ========   ========   ========    ========   ========    ========

   26,348           0     62,171          0     31,881           0     40,736       1,039
 --------    --------   --------   --------   --------    --------   --------    --------
   10,943      29,595     32,490     70,889     16,550      35,340     19,539      43,654
   (7,793)     (3,247)   (17,692)    (8,718)   (10,957)     (3,459)   (20,321)     (3,957)
 --------    --------   --------   --------   --------    --------   --------    --------
   29,498      26,348     76,969     62,171     37,474      31,881     39,954      40,736
 ========    ========   ========   ========   ========    ========   ========    ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A48

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                              SUBACCOUNTS
                                   ----------------------------------------------------------------
                                    PROFUND VP MID-CAP    PROFUND VP MID-CAP
                                          GROWTH                 VALUE         PROFUND VP REAL ESTATE
                                   --------------------  --------------------  --------------------
                                   01/01/2010 01/01/2009 01/01/2010 01/01/2009 01/01/2010  01/01/2009
                                       TO         TO         TO         TO         TO          TO
                                   12/31/2010 12/31/2009 12/31/2010 12/31/2009 12/31/2010  12/31/2009
                                   ---------- ---------- ---------- ---------- ----------  ----------
OPERATIONS
  Net investment income (loss)....  $(1,063)   $  (277)   $   (735)  $   (18)   $  2,964    $  1,448
  Capital gains distributions
   received.......................        0          0           0         0           0           0
  Realized gain (loss) on shares
   redeemed.......................    3,729         45       8,128        (4)     19,956       4,809
  Net change in unrealized gain
   (loss) on investments..........   14,623      5,242       3,680    13,025       1,830      39,140
                                    -------    -------    --------   -------    --------    --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM OPERATIONS................   17,289      5,010      11,073    13,003      24,750      45,397
                                    -------    -------    --------   -------    --------    --------

CONTRACT OWNER
   TRANSACTIONS
  Contract owner net payments.....    9,111     56,976       7,336    65,747       9,624      88,182
  Annuity Payments................        0          0           0         0           0           0
  Surrenders, withdrawals and
   death benefits.................      (82)         0        (408)     (126)       (410)          0
  Net transfers between other
   subaccounts or fixed rate
   option.........................    1,468       (357)    (32,112)    6,813     (21,858)    (11,634)
  Withdrawal and other charges....     (533)         0        (517)     (127)     (1,007)          0
                                    -------    -------    --------   -------    --------    --------

NET INCREASE (DECREASE) IN
   NET ASSETS RESULTING
   FROM CONTRACT OWNER
   TRANSACTIONS...................    9,964     56,619     (25,701)   72,307     (13,651)     76,548
                                    -------    -------    --------   -------    --------    --------

TOTAL INCREASE (DECREASE)
   IN NET ASSETS..................   27,253     61,629     (14,628)   85,310      11,099     121,945

NET ASSETS
  Beginning of period.............   61,629          0      85,310         0     121,945           0
                                    -------    -------    --------   -------    --------    --------
  End of period...................  $88,882    $61,629    $ 70,682   $85,310    $133,044    $121,945
                                    =======    =======    ========   =======    ========    ========

  Beginning units.................    7,296          0      10,224         0      17,522           0
                                    -------    -------    --------   -------    --------    --------
  Units issued....................    4,443      7,354       2,870    11,247       6,783      22,254
  Units redeemed..................   (3,424)       (58)     (5,956)   (1,023)     (8,736)     (4,732)
                                    -------    -------    --------   -------    --------    --------
  Ending units....................    8,315      7,296       7,138    10,224      15,569      17,522
                                    =======    =======    ========   =======    ========    ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A49

                                SUBACCOUNTS (CONTINUED)
--------------------------------------------------------------------------------------
PROFUND VP SMALL-CAP   PROFUND VP SMALL-CAP       PROFUND VP
       GROWTH                  VALUE          TELECOMMUNICATIONS   PROFUND VP UTILITIES
--------------------   --------------------  --------------------  --------------------
01/01/2010  01/01/2009 01/01/2010 01/01/2009 01/01/2010 01/01/2009 01/01/2010 01/01/2009
    TO          TO         TO         TO         TO         TO         TO         TO
12/31/2010  12/31/2009 12/31/2010 12/31/2009 12/31/2010 12/31/2009 12/31/2010 12/31/2009
----------  ---------- ---------- ---------- ---------- ---------- ---------- ----------
 $   (313)   $  (292)   $  (294)   $  (104)   $  2,949   $  8,995   $  2,096   $  3,009

        0        722          0          0           0          0          0          0

    4,437        (53)     1,211        163        (749)        78       (971)       398

    1,027      6,536      3,365      3,263      25,422      9,336      6,685     12,910
 --------    -------    -------    -------    --------   --------   --------   --------

    5,151      6,913      4,282      3,322      27,622     18,409      7,810     16,317
 --------    -------    -------    -------    --------   --------   --------   --------

      286     29,345      1,939     17,612      24,193    142,959     48,462    146,406
        0          0          0          0           0          0          0          0

     (329)      (126)      (326)      (126)       (577)      (126)    (1,566)         0

  (11,366)    (1,557)    (1,423)      (504)    (25,361)    59,912      9,949     18,289
     (160)       (64)      (175)         0      (1,767)      (202)    (1,766)       (56)
 --------    -------    -------    -------    --------   --------   --------   --------

  (11,569)    27,598         15     16,982      (3,512)   202,543     55,079    164,639
 --------    -------    -------    -------    --------   --------   --------   --------

   (6,418)    34,511      4,297     20,304      24,110    220,952     62,889    180,956

   34,511          0     20,304          0     220,952          0    180,956          0
 --------    -------    -------    -------    --------   --------   --------   --------
 $ 28,093    $34,511    $24,601    $20,304    $245,062   $220,952   $243,845   $180,956
 ========    =======    =======    =======    ========   ========   ========   ========

    4,073          0      2,382          0      28,718          0     22,973          0
 --------    -------    -------    -------    --------   --------   --------   --------
    1,015      4,746        704      2,513      11,994     29,910     15,676     25,120
   (2,412)      (673)      (687)      (131)    (12,766)    (1,192)    (8,989)    (2,147)
 --------    -------    -------    -------    --------   --------   --------   --------
    2,676      4,073      2,399      2,382      27,946     28,718     29,660     22,973
 ========    =======    =======    =======    ========   ========   ========   ========


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A50

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                                SUBACCOUNTS
                                                                ------------------------------------------
                                                                PROFUND VP LARGE-CAP  PROFUND VP LARGE-CAP
                                                                       GROWTH                 VALUE
                                                                --------------------  --------------------
                                                                01/01/2010 01/01/2009 01/01/2010 01/01/2009
                                                                    TO         TO         TO         TO
                                                                12/31/2010 12/31/2009 12/31/2010 12/31/2009
                                                                ---------- ---------- ---------- ----------
OPERATIONS
  Net investment income (loss).................................  $   (816)  $  (574)   $   (634)  $    (27)
  Capital gains distributions received.........................         0         0           0          0
  Realized gain (loss) on shares redeemed......................     6,516       (37)       (355)        23
  Net change in unrealized gain (loss) on investments..........    (1,196)   11,301      14,033      3,998
                                                                 --------   -------    --------   --------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS.............................................     4,504    10,690      13,044      3,994
                                                                 --------   -------    --------   --------

CONTRACT OWNER TRANSACTIONS
  Contract owner net payments..................................         0    55,958      13,096    107,427
  Annuity Payments.............................................         0         0           0          0
  Surrenders, withdrawals and death benefits...................         0         0         (82)         0
  Net transfers between other subaccounts or fixed rate option.   (24,098)   (1,238)      2,711       (112)
  Withdrawal and other charges.................................      (204)      (64)       (631)         0
                                                                 --------   -------    --------   --------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
   CONTRACT OWNER TRANSACTIONS.................................   (24,302)   54,656      15,094    107,315
                                                                 --------   -------    --------   --------

TOTAL INCREASE (DECREASE) IN NET ASSETS........................   (19,798)   65,346      28,138    111,309

NET ASSETS
  Beginning of period..........................................    65,346         0     111,309          0
                                                                 --------   -------    --------   --------
  End of period................................................  $ 45,548   $65,346    $139,447   $111,309
                                                                 ========   =======    ========   ========

  Beginning units..............................................     7,640         0      15,062          0
                                                                 --------   -------    --------   --------
  Units issued.................................................     1,818     8,188       5,279     15,096
  Units redeemed...............................................    (4,665)     (548)     (3,376)       (34)
                                                                 --------   -------    --------   --------
  Ending units.................................................     4,793     7,640      16,965     15,062
                                                                 ========   =======    ========   ========

*  Date subaccount became available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A51

                                   SUBACCOUNTS (CONTINUED)
----------------------------------------------------------------------------------------------------
                                                                           CREDIT SUISSE TRUST
                          AST JENNISON LARGE-CAP  AST JENNISON LARGE-CAP  INTERNATIONAL EQUITY FLEX III
AST BOND PORTFOLIO 2020       VALUE PORTFOLIO        GROWTH PORTFOLIO           PORTFOLIO
----------------------    ----------------------  ----------------------  ----------------------------
01/01/2010    01/02/2009* 01/01/2010  11/16/2009* 01/01/2010  11/16/2009* 01/01/2010     12/14/2009*
    TO            TO          TO          TO          TO          TO          TO             TO
12/31/2010    12/31/2009  12/31/2010  12/31/2009  12/31/2010  12/31/2009  12/31/2010     12/31/2009
----------    ----------- ----------  ----------- ----------  ----------- ----------     -----------
$  (43,264)    $    (51)  $  (14,024)  $    (67)  $  (13,064)   $   (36)  $ (11,589)      $   (742)
         0            0        1,403          0            0          0           0
   176,767        2,068       (8,320)         0       34,603          0      16,167             44
    (3,529)                  232,465        346      180,226        696      89,955          9,962
----------     --------   ----------   --------   ----------    -------   ---------       --------

   129,974        2,017      211,524        279      201,765        660      94,533          9,264
----------     --------   ----------   --------   ----------    -------   ---------       --------

       454           (3)   2,119,285     85,563    1,909,988     39,540           0             21
         0            0            0          0            0          0      (2,034)             0
   (45,408)           0       (3,477)         0         (485)         0    (135,105)       (12,101)
 3,115,330       (2,014)     252,938     23,181      (52,320)     2,150      14,730        975,891
    (1,277)           0       (4,908)         0       (4,859)         0        (574)           (14)
----------     --------   ----------   --------   ----------    -------   ---------       --------

 3,069,099       (2,017)   2,363,838    108,744    1,852,324     41,690    (122,983)       963,797
----------     --------   ----------   --------   ----------    -------   ---------       --------

 3,199,073            0    2,575,362    109,023    2,054,089     42,350     (28,450)       973,061

         0            0      109,023          0       42,350          0     973,061              0
----------     --------   ----------   --------   ----------    -------   ---------       --------
$3,199,073     $      0   $2,684,385   $109,023   $2,096,439    $42,350   $ 944,611       $973,061
==========     ========   ==========   ========   ==========    =======   =========       ========

         0            0       10,581          0        4,113          0      96,387              0
----------     --------   ----------   --------   ----------    -------   ---------       --------
   984,691       11,064      278,190     10,581      262,706      4,113       9,258         97,853
  (653,617)     (11,064)     (37,756)         0      (73,374)         0     (21,106)        (1,466)
----------     --------   ----------   --------   ----------    -------   ---------       --------
   331,074            0      251,015     10,581      193,445      4,113      84,539         96,387
==========     ========   ==========   ========   ==========    =======   =========       ========

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A52

                            FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

STATEMENT OF CHANGES IN NET ASSETS
For the periods ended December 31, 2010 and 2009

                                                                               SUBACCOUNTS
                                                                ----------------------------------------
                                                                                           WELLS FARGO
                                                                 AST BOND    AST BOND   ADVANTAGE VT CORE
                                                                 PORTFOLIO   PORTFOLIO  EQUITY PORTFOLIO
                                                                   2017        2021       SHARE CLASS 1
                                                                ----------- ----------- -----------------
                                                                01/04/2010* 01/04/2010*    07/16/2010*
                                                                    TO          TO             TO
                                                                12/31/2010  12/31/2010     12/31/2010
                                                                ----------- ----------- -----------------
OPERATIONS
  Net investment income (loss).................................  $  (6,323) $  (26,471)     $ (2,252)
  Capital gains distributions received.........................          0           0             0
  Realized gain (loss) on shares redeemed......................     39,575      13,734           598
  Net change in unrealized gain (loss) on investments..........       (335)    (54,472)       59,595
                                                                 ---------  ----------      --------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS.............................................     32,917     (67,209)       57,941
                                                                 ---------  ----------      --------

CONTRACT OWNER TRANSACTIONS
  Contract owner net payments..................................          1           0            62
  Annuity Payments.............................................          0           0             0
  Surrenders, withdrawals and death benefits...................    (23,336)    (17,460)       (3,410)
  Net transfers between other subaccounts or fixed rate option.    195,571   4,443,832       258,896
  Withdrawal and other charges.................................          0          (8)          (27)
                                                                 ---------  ----------      --------

NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM CONTRACT OWNER TRANSACTIONS............................    172,236   4,426,364       255,521
                                                                 ---------  ----------      --------

TOTAL INCREASE (DECREASE) IN NET ASSETS........................    205,153   4,359,155       313,462

NET ASSETS
  Beginning of period..........................................          0           0             0
                                                                 ---------  ----------      --------
  End of period................................................  $ 205,153  $4,359,155      $313,462
                                                                 =========  ==========      ========

  Beginning units..............................................          0           0             0
                                                                 ---------  ----------      --------
  Units issued.................................................    138,503     670,492        22,261
  Units redeemed...............................................   (119,091)   (274,634)         (266)
                                                                 ---------  ----------      --------
  Ending units.................................................     19,412     395,858        21,995
                                                                 =========  ==========      ========

*  Date subaccount became available for investment

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A53

                                  SUBACCOUNTS (CONTINUED)
------------------------------------------------------------------------------------------
                                                                            WELLS FARGO
 WELLS FARGO ADVANTAGE   WELLS FARGO ADVANTAGE   WELLS FARGO ADVANTAGE  ADVANTAGE VT SMALL
VT INTERNATIONAL EQUITY     VT OMEGA GROWTH       VT SMALL CAP GROWTH   CAP VALUE PORTFOLIO
PORTFOLIO SHARE CLASS 1 PORTFOLIO SHARE CLASS 1 PORTFOLIO SHARE CLASS 1    SHARE CLASS 1
----------------------- ----------------------- ----------------------- -------------------
      07/16/2010*             07/16/2010*             07/16/2010*           07/16/2010*
          TO                      TO                      TO                    TO
      12/31/2010              12/31/2010              12/31/2010            12/31/2010
----------------------- ----------------------- ----------------------- -------------------
       $ (1,834)               $ (2,753)                  $0                  $  (523)
              0                       0                    0                        0
          1,611                   5,251                    0                      803
         43,390                  78,491                    1                   13,246
       --------                --------                   --                  -------

         43,167                  80,989                    1                   13,526
       --------                --------                   --                  -------

              0                       0                    4                        9
              0                       0                    0                        0
         (1,862)                (16,001)                   0                   (1,544)
        200,893                 303,350                    0                   59,492
            (18)                     (4)                   0                     (185)
       --------                --------                   --                  -------

        199,013                 287,345                    4                   57,772
       --------                --------                   --                  -------

        242,180                 368,334                    5                   71,298

              0                       0                    0                        0
       --------                --------                   --                  -------
       $242,180                $368,334                   $5                  $71,298
       ========                ========                   ==                  =======

              0                       0                    0                        0
       --------                --------                   --                  -------
         17,885                 201,014                    0                    6,789
         (1,031)                (12,925)                   0                     (749)
       --------                --------                   --                  -------
         16,854                 188,089                    0                    6,040
       ========                ========                   ==                  =======

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                      A54

                     NOTES TO THE FINANCIAL STATEMENTS OF
      PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                               DECEMBER 31, 2010

NOTE 1: GENERAL

        Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account") was established on May 20, 1996 under New Jersey law as a separate investment account of Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), which is a wholly-owned subsidiary of Pruco Life Insurance Company (an Arizona domiciled company) and is indirectly wholly-owned by The Prudential Insurance Company of America ("Prudential"), a wholly-owned subsidiary of Prudential Financial, Inc. ("PFI"). Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from Pruco Life of New Jersey's other assets and liabilities. The portion of the Account's assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business Pruco Life of New Jersey may conduct. Proceeds from purchases of Strategic Partners Variable Annuity One, Strategic Partners Variable Annuity One 3, Strategic Partners Select, Strategic Partners Advisor, Strategic Partners Plus, Strategic Partners FlexElite, (collectively, "Strategic Partners"), Discovery Select and Discovery Choice Variable Annuity Contracts, (collectively, "Discovery Choice") , and Prudential Premier B, L, X Series, Prudential Premier Bb Series, Prudential Retirement, X, B, L C Series and Prudential Premier Advisor Series. are invested in the Account.

        Effective May 1, 2007 American Skandia Trust and American Skandia Investment Services, Inc. was renamed Advanced Series Trust and AST Investment Services, Inc., respectively.

        The Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts. There are one hundred and nineteen subaccounts within the Account, of which one hundred and eighteen had activity during 2010. Each contract offers the option to invest in various subaccounts, each of which invests in either a corresponding portfolio of The Prudential Series Fund, Advanced Series Trust, (collectively the "Series Funds") or one of the non-Prudential administered funds (collectively, the "portfolios"). Investment options vary by contract.

        The name of each Portfolio and the corresponding subaccount name are as follows:

PRUDENTIAL SERIES FUND
Money Market Portfolio
Diversified Bond Portfolio
Equity Portfolio
Value Portfolio
High Yield Bond Portfolio
Stock Index Portfolio
Global Portfolio
Jennison Portfolio
Small Capitalization Stock Portfolio
Jennison 20/20 Focus Portfolio
SP Davis Value Portfolio
SP Small Cap Value Portfolio
SP Strategic Partners Focused Growth Portfolio
SP Mid Cap Growth Portfolio
SP Prudential U.S. Emerging Growth Portfolio
SP Growth Asset Allocation Portfolio
SP International Growth Portfolio
SP International Value Portfolio

ADVANCED SERIES TRUST
AST AllianceBernstein Growth & Income Portfolio
AST American Century Income & Growth Portfolio
AST Schroders Multi-Asset World Strategies Portfolio
AST Cohen & Steers Realty Portfolio
AST JPMorgan Strategic Opportunities Portfolio
AST Value Portfolio
AST Neuberger Berman Small-Cap Growth Portfolio
AST High Yield Portfolio
AST Federated Aggressive Growth Portfolio
AST Mid-Cap Value Portfolio
AST Small Cap Value Portfolio
AST Goldman Sachs Concentrated Growth Portfolio
AST Goldman Sachs Mid-Cap Growth Portfolio
AST Large-Cap Value Portfolio
AST Lord Abbett Bond-Debenture Portfolio
AST Marsico Capital Growth Portfolio
AST MFS Growth Portfolio
AST Neuberger Berman Mid-Cap Growth Portfolio
AST Neuberger Berman / LSV Mid-Cap Value Portfolio
AST PIMCO Limited Maturity Bond Portfolio
AST AllianceBernstein Core Value Portfolio
AST QMA US Equity Alpha Portfolio
AST T.Rowe Price Natural Resources Portfolio
AST T.Rowe Price Asset Allocation Portfolio
AST MFS Global Equity Portfolio
AST JPMorgan International Equity Portfolio

                                      A55

AST T.Rowe Price Global Bond Portfolio
AST Aggressive Asset Allocation Portfolio
AST Capital Growth Asset Allocation Portfolio
AST Academic Strategies Asset Allocation Portfolio
AST Balanced Asset Allocation Portfolio
AST Preservation Asset Allocation Portfolio
AST First Trust Balanced Target Portfolio
AST First Trust Capital Appreciation Target Portfolio
AST Advanced Strategies Portfolio
AST T.Rowe Price Large-Cap Growth Portfolio
AST Money Market Portfolio
AST Small-Cap Growth Portfolio
AST PIMCO Total Return Bond Portfolio
AST International Value Portfolio
AST International Growth Portfolio
AST Western Asset Core Plus Bond Portfolio
AST Investment Grade Bond Portfolio
AST Bond Portfolio 2018
AST Bond Portfolio 2019
AST Bond Portfolio 2017
AST Bond Portfolio 2021
AST Global Real Estate Portfolio
AST Parametric Emerging Markets Equity Portfolio
AST Goldman Sachs Small-Cap Value Portfolio
AST CLS Growth Asset Allocation Portfolio
AST CLS Moderate Asset Allocation Portfolio
AST Horizon Growth Asset Allocation Portfolio
AST Horizon Moderate Asset Allocation Portfolio
AST FI Pyramis(R) Asset Allocation Portfolio
AST Bond Portfolio 2016
AST Bond Portfolio 2020
AST Jennison Large-Cap Value Portfolio
AST Jennison Large-Cap Growth Portfolio

INVESCO VARIABLE INSURANCE
Core Equity Fund

ALLIANCEBERNSTEIN
VPS Large Cap Growth Portfolio Class B

AMERICAN CENTURY VARIABLE PORTFOLIOS
Value Fund

CREDIT SUISSE TRUST
International Equity Flex III Portfolio

DAVIS
Value Portfolio

EVERGREEN VA
Diversified Capital Builder Fund
Growth Fund
Omega Fund
Special Values Fund
International Equity Fund
Fundamental Large Cap Fund

FRANKLIN TEMPLETON FUNDS
Small-Mid Cap Growth Securities Fund
VIP Founding Funds Allocation Fund

NATIONWIDE VARIABLE INSURANCE TRUST
Developing Markets Fund

JANUS ASPEN SERIES
Janus Portfolio - Institutional Shares
Overseas Portfolio - Institutional Shares
Janus Portfolio - Service Shares

MFS VARIABLE INSURANCE TRUST
Research Series - Initial Class
Growth Series - Initial Class

PROFUNDS VP
Consumer Services
Consumer Goods
Financials
Health Care
Industrials
Mid-Cap Growth
Mid-Cap Value
Real Estate
Small-Cap Growth
Small-Cap Value
Telecommunications
Utilities
Large-Cap Growth
Large-Cap Value

OCC PREMIER VIT
Premier VIT OPCAP Managed Portfolio Class 1
Premier VIT NACM Small Cap Portfolio Class 1

T. ROWE PRICE
International Stock Portfolio
Equity Income Portfolio

WELLS FARGO ADVANTAGE VT
Core Equity Portfolio Share Class 1
Omega Growth Portfolio Share Class 1
Small Cap Growth Portfolio Share Class 1
International Equity Portfolio Share Class 1
Small Cap Value Portfolio Share Class 1

        The Series Funds are diversified open-ended management investment companies, and are managed by affiliates of Prudential.

        At December 31, 2010, there were no balances or transactions for the period then ended pertaining to AST Bond Portfolio 2016.

        The following table sets forth the dates on which mergers took place in the Account along with relevant information pertaining to each merger. The transfers from the old subaccounts to the new subaccounts are reflected in the Statement of Changes in Net Assets for the year ended December 31, 2010 as net transfers between subaccounts. The transfers occurred as follows:

                              REMOVED PORTFOLIO       SURVIVING PORTFOLIO
  APRIL 30, 2010            --------------------- ---------------------------
                            PRUDENTIAL SP MID CAP SP PRUDENTIAL U.S. EMERGING
                              GROWTH PORTFOLIO         GROWTH PORTFOLIO
                            --------------------- ---------------------------
  Shares...................         785,651                 1,481,646
  Value....................      $     5.00               $      7.00
  Net assets before merger.      $3,928,253               $ 6,443,267
  Net assets after merger..      $        0               $10,371,520

                                      A56

                                 REMOVED PORTFOLIO           SURVIVING PORTFOLIO
APRIL 30, 2010            -------------------------------- -----------------------
                             PRUDENTIAL SP DAVIS VALUE        PRUDENTIAL VALUE
                                     PORTFOLIO                    PORTFOLIO
                          -------------------------------- -----------------------
Shares...................             1,099,802                    2,231,293
Value....................           $      9.15                  $     16.19
Net assets before merger.           $10,063,185                  $26,061,456
Net assets after merger..           $         0                  $36,124,640

                          PRUDENTIAL SP STRATEGIC PARTNERS   PRUDENTIAL JENNISON
                              FOCUSED GROWTH PORTFOLIO            PORTFOLIO
                          -------------------------------- -----------------------
Shares...................               216,865                    1,286,284
Value....................           $      6.88                  $     21.65
Net assets before merger.           $ 1,492,029                  $26,356,014
Net assets after merger..           $         0                  $27,848,043

                              EVERGREEN VA DIVERSIFIED        PRUDENTIAL MONEY
                               CAPITAL BUILDER FUND*          MARKET PORTFOLIO
                          -------------------------------- -----------------------
Shares...................                     0                    2,731,308
Value....................           $     11.72                  $     10.00
Net assets before merger.           $         2                  $16,499,376
Net assets after merger..           $         0                  $27,313,077

                              EVERGREEN VA DIVERSIFIED            AST MONEY
                               CAPITAL BUILDER FUND*          MARKET PORTFOLIO
                          -------------------------------- -----------------------
Shares...................                     0                    6,274,127
Value....................           $     11.72                  $      1.00
Net assets before merger.           $         2                  $ 6,274,125
Net assets after merger..           $         0                  $ 6,274,127

                             PREMIER VIT OPCAP MANAGED        PRUDENTIAL MONEY
                                 PORTFOLIO CLASS 1            MARKET PORTFOLIO
                          -------------------------------- -----------------------
Shares...................               228,160                    2,731,308
Value....................           $     30.18                  $     10.00
Net assets before merger.           $ 6,885,871                  $16,499,376
Net assets after merger..           $         0                  $27,313,077

                             PREMIER VIT NACM SMALL CAP       PRUDENTIAL MONEY
                                 PORTFOLIO CLASS 1            MARKET PORTFOLIO
                          -------------------------------- -----------------------
Shares...................               217,904                    2,731,308
Value....................           $     18.03                  $     10.00
Net assets before merger.           $ 3,927,828                  $16,499,376
Net assets after merger..           $         0                  $27,313,077

                                 REMOVED PORTFOLIO           SURVIVING PORTFOLIO
JULY 16, 2010             -------------------------------- -----------------------
                                                            WELLS FARGO ADVANTAGE
                              EVERGREEN VA FUNDAMENTAL         VT CORE EQUITY
                                   LARGE CAP FUND          PORTFOLIO SHARE CLASS 1
                          -------------------------------- -----------------------
Shares...................                16,111                       16,111
Value....................           $     16.05                  $     16.05
Net assets before merger.           $   258,515                  $         0
Net assets after merger..           $         0                  $   258,515

                                                            WELLS FARGO ADVANTAGE
                                                               VT OMEGA GROWTH
                              EVERGREEN VA OMEGA FUND      PORTFOLIO SHARE CLASS 1
                          -------------------------------- -----------------------
Shares...................                16,342                       16,342
Value....................           $     19.09                  $     19.09
Net assets before merger.           $   311,957                  $         0
Net assets after merger..           $         0                  $   311,957

                                                            WELLS FARGO ADVANTAGE
                                                             VT SMALL CAP GROWTH
                              EVERGREEN VA GROWTH FUND     PORTFOLIO SHARE CLASS 1
                          -------------------------------- -----------------------
Shares...................                     0                            1
Value....................           $     11.39                  $      6.26
Net assets before merger.           $         4                  $         0
Net assets after merger..           $         0                  $         4

                                      A57

                               REMOVED PORTFOLIO        SURVIVING PORTFOLIO
 JULY 16, 2010             ------------------------- -------------------------
                                                     WELLS FARGO ADVANTAGE VT
                                 EVERGREEN VA          INTERNATIONAL EQUITY
                           INTERNATIONAL EQUITY FUND  PORTFOLIO SHARE CLASS 1
                           ------------------------- -------------------------
 Shares...................           21,715                    44,948
 Value....................         $   9.77                  $   4.72
 Net assets before merger.         $212,112                  $      0
 Net assets after merger..         $      0                  $212,112

                                                     WELLS FARGO ADVANTAGE VT
                             EVERGREEN VA SPECIAL    SMALL CAP VALUE PORTFOLIO
                                  VALUES FUND              SHARE CLASS 1
                           ------------------------- -------------------------
 Shares...................            5,489                     8,553
 Value....................         $  11.47                  $   7.36
 Net assets before merger.         $ 62,951                  $      0
 Net assets after merger..         $      0                  $ 62,951

        --------
        * Please note that the assets before merger of the Evergreen Diversified Capital Builder Fund were transferred to either Prudential Money Market Portfolio or AST Money Market Portfolio, based on contract holder's pre-merger investment option.

        Each of the variable investment options of the Account indirectly bears exposure to the market, credit, and liquidity risks of the portfolio in which it invests. These financial statements should be read in conjunction with the financial statements and footnotes of the Series Funds and externally managed portfolios. Additional information on these subaccounts is available upon request to the appropriate companies.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

        The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

        In January 2010, the FASB issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, sales, issuances, and settlements within the roll forward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about level of disaggregation and valuation techniques and inputs. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 activity, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Account adopted this guidance effective January 1, 2010. The required disclosures are provided in Note 3.

        Investments--The investments in shares of the portfolios are stated at the net asset value of the respective portfolios, whose investment securities are stated at fair value.

        Security Transactions--Realized gains and losses on security transactions are determined based upon an average cost. Purchase and sale transactions are recorded as of the trade date of the security being purchased or sold.

        Dividend and Distributions Received--Dividend and capital gain distributions received are reinvested in additional shares of the portfolios and are recorded on the ex distribution date.

                                      A58

NOTE 3: FAIR VALUE

        The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

        Level 1--Fair value is based on quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

        Level 2--Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data.

        Level 3--Fair value is based on unobservable inputs supported by little or no market activity and often requiring significant judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

        The table below presents the balances of assets and liabilities measured at fair value on a recurring basis, as of December 31, 2010. All funds have been classified as level 1 with the exception of proprietary funds, consisting of all AST and PruSeries funds, and any non-proprietary funds not available for public investment, as listed below.

                                             AS OF DECEMBER 31, 2010
                                  ---------------------------------------------
                                  LEVEL 1    LEVEL 2     LEVEL 3     TOTAL
                                  ------- -------------- ------- --------------
Proprietary Funds
  (AST & PruSeries)..............   $0    $2,639,833,454   $0    $2,639,833,454
Invesco V.I. Core Equity Fund....   $0    $   10,422,649   $0    $   10,422,649
AllianceBernstein VPS Large Cap
  Growth Portfolio Class B.......   $0    $      495,104   $0    $      495,104
Davis Value Portfolio............   $0    $    2,499,002   $0    $    2,499,002
Janus Aspen Janus Portfolio -
  Service Shares.................   $0    $      667,733   $0    $      667,733
Janus Aspen Janus Portfolio -
  Institutional Shares...........   $0    $    6,072,724   $0    $    6,072,724
Janus Aspen Overseas Portfolio -
  Institutional Shares...........   $0    $   14,939,049   $0    $   14,939,049
NVIT Developing Markets Fund.....   $0    $    2,586,095   $0    $    2,586,095
ProFund VP Consumer Services.....   $0    $      321,529   $0    $      321,529
ProFund VP Consumer Goods
  Portfolio......................   $0    $      313,737   $0    $      313,737
ProFund VP Financials............   $0    $      503,074   $0    $      503,074
ProFund VP Health Care...........   $0    $      373,244   $0    $      373,244
ProFund VP Industrials...........   $0    $      363,522   $0    $      363,522
ProFund VP Mid-Cap Growth........   $0    $       88,882   $0    $       88,882
ProFund VP Mid-Cap Value.........   $0    $       70,682   $0    $       70,682
ProFund VP Real Estate...........   $0    $      133,044   $0    $      133,044
ProFund VP Small-Cap Growth......   $0    $       28,093   $0    $       28,093

                                      A59

                                                     AS OF DECEMBER 31, 2010
                                                ---------------------------------
                                                LEVEL 1 LEVEL 2  LEVEL 3  TOTAL
                                                ------- -------- ------- --------
ProFund VP Small-Cap Value.....................   $0    $ 24,601   $0    $ 24,601
ProFund VP Telecommunications..................   $0    $245,062   $0    $245,062
ProFund VP Utilities...........................   $0    $243,845   $0    $243,845
ProFund VP Large-Cap Growth....................   $0    $ 45,548   $0    $ 45,548
ProFund VP Large-Cap Value.....................   $0    $139,447   $0    $139,447
Wells Fargo Advantage VT Core Equity Portfolio
  Share Class 1................................   $0    $313,462   $0    $313,462
Wells Fargo Advantage VT International Equity
  Portfolio Share Class 1......................   $0    $242,180   $0    $242,180
Wells Fargo Advantage VT Omega Growth
  Portfolio Share Class 1......................   $0    $368,334   $0    $368,334
Wells Fargo Advantage VT Small Cap Growth
  Portfolio Share Class 1......................   $0    $      5   $0    $      5
Wells Fargo Advantage VT Small Cap Value
  Portfolio Share Class 1......................   $0    $ 71,298   $0    $ 71,298

        During the twelve months ended December 31, 2010, there were no material transfers between Level 1 and Level 2.

        As there are no Level 3 assets for either period, a presentation of the reconciliation of Level 3 assets is not required at this time.

NOTE 4: TAXES

        Pruco Life is taxed as a "life insurance company" as defined by the Internal Revenue Code. The results of operations of the Account form a part of PFI's consolidated federal tax return. No federal income taxes are payable by the Account. As such, no provision for tax liability has been recorded in these financial statements. Pruco Life Management will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

NOTE 5: PURCHASES AND SALES OF INVESTMENTS

        The aggregate costs of purchases and proceeds from sales, excluding distributions received and reinvested, of investments in the portfolios for the year ended December 31, 2010 were as follows:

                                                     PURCHASES      SALES
                                                    ----------- ------------
   Prudential Money Market Portfolio............... $15,394,633 $(11,338,327)
   Prudential Diversified Bond Portfolio........... $   558,584 $ (5,285,343)
   Prudential Equity Portfolio..................... $   132,027 $ (3,382,577)
   Prudential Value Portfolio...................... $10,686,416 $ (4,420,943)
   Prudential High Yield Bond Portfolio............ $ 1,271,220 $ (5,190,133)
   Prudential Stock Index Portfolio................ $   865,011 $ (4,781,261)
   Prudential Global Portfolio..................... $   101,273 $   (863,598)
   Prudential Jennison Portfolio................... $ 1,814,786 $ (3,598,285)
   Prudential Small Capitalization Stock Portfolio. $   177,180 $   (910,402)
   T. Rowe Price International Stock Portfolio..... $   194,593 $   (454,842)
   T. Rowe Price Equity Income Portfolio........... $   178,338 $ (1,129,160)
   Premier VIT OPCAP Managed Portfolio Class 1..... $    21,009 $ (8,219,257)
   Premier VIT NACM Small Cap Portfolio Class 1.... $     8,355 $ (4,505,315)
   Invesco V.I. Core Equity Fund................... $   121,625 $ (1,482,309)

                                      A60

                                                            PURCHASES       SALES
                                                           ------------ ------------
Janus Aspen Janus Portfolio - Institutional Shares........ $     45,391 $ (1,032,972)
Janus Aspen Overseas Portfolio - Institutional Shares..... $    134,130 $ (2,769,790)
MFS Research Series - Initial Class....................... $     31,463 $   (202,756)
MFS Growth Series - Initial Class......................... $    137,420 $   (917,449)
American Century VP Value Fund............................ $     90,981 $   (379,541)
Franklin Small-Mid Cap Growth Securities Fund............. $    227,318 $   (412,661)
Prudential Jennison 20/20 Focus Portfolio................. $    412,363 $   (888,858)
Davis Value Portfolio..................................... $    103,967 $   (420,318)
AllianceBernstein VPS Large Cap Growth Portfolio Class B.. $     60,947 $    (99,009)
Prudential SP Davis Value Portfolio....................... $     45,799 $(10,475,639)
Prudential SP Small Cap Value Portfolio................... $    201,753 $ (1,664,538)
Janus Aspen Janus Portfolio - Service Shares.............. $    106,420 $    (55,734)
Prudential SP Strategic Partners Focused Growth Portfolio. $     27,501 $ (1,568,345)
Prudential SP Mid Cap Growth Portfolio.................... $     50,176 $ (4,130,014)
SP Prudential U.S. Emerging Growth Portfolio.............. $  4,308,469 $ (1,193,701)
Prudential SP Growth Asset Allocation Portfolio........... $    102,682 $ (4,213,258)
Prudential SP International Growth Portfolio.............. $    345,063 $   (485,895)
Prudential SP International Value Portfolio............... $    220,298 $   (612,364)
Evergreen VA Diversified Capital Builder Fund............. $          0 $         (2)
Evergreen VA Growth Fund.................................. $          0 $         (4)
Evergreen VA Omega Fund................................... $      1,472 $   (316,382)
Evergreen VA Special Values Fund.......................... $          0 $    (66,020)
Evergreen VA International Equity Fund.................... $     10,492 $   (217,432)
Evergreen VA Fundamental Large Cap Fund................... $         31 $   (268,119)
AST AllianceBernstein Growth & Income Portfolio........... $  5,594,423 $ (1,065,479)
AST American Century Income & Growth Portfolio............ $  5,584,562 $ (1,097,413)
AST Schroders Multi-Asset World Strategies Portfolio...... $ 63,396,501 $ (6,728,627)
AST Cohen & Steers Realty Portfolio....................... $  4,935,953 $   (689,656)
AST JPMorgan Strategic Opportunities Portfolio............ $ 43,664,116 $ (8,631,085)
AST Value Portfolio....................................... $  2,947,538 $   (486,293)
AST Neuberger Berman Small-Cap Growth Portfolio........... $  4,020,002 $ (1,204,754)
AST High Yield Portfolio.................................. $  6,817,667 $ (1,468,661)
AST Federated Aggressive Growth Portfolio................. $  3,794,382 $   (782,266)
AST Mid-Cap Value Portfolio............................... $  4,152,262 $   (656,154)
AST Small-Cap Value Portfolio............................. $  3,626,445 $   (826,835)
AST Goldman Sachs Concentrated Growth Portfolio........... $  6,131,565 $ (1,726,027)
AST Goldman Sachs Mid-Cap Growth Portfolio................ $  8,436,549 $ (2,400,757)
AST Large-Cap Value Portfolio............................. $  2,341,625 $ (1,195,351)
AST Lord Abbett Bond-Debenture Portfolio.................. $  3,992,032 $ (1,302,211)
AST Marsico Capital Growth Portfolio...................... $ 11,576,290 $ (2,393,008)
AST MFS Growth Portfolio.................................. $  3,029,260 $   (626,556)
AST Neuberger Berman Mid-Cap Growth Portfolio............. $  6,593,158 $ (1,125,337)
AST Neuberger Berman/LSV Mid-Cap Value Portfolio.......... $  5,507,706 $ (1,491,662)
AST PIMCO Limited Maturity Bond Portfolio................. $ 10,773,196 $ (3,801,448)
AST AllianceBernstein Core Value Portfolio................ $  5,224,290 $ (1,231,614)
AST QMA US Equity Alpha Portfolio......................... $  1,390,343 $   (386,775)
AST T. Rowe Price Natural Resources Portfolio............. $ 13,813,510 $ (3,897,274)
AST T. Rowe Price Asset Allocation Portfolio.............. $132,777,812 $(17,539,625)
AST MFS Global Equity Portfolio........................... $  5,967,869 $ (1,509,853)
AST JPMorgan International Equity Portfolio............... $  9,897,754 $ (2,273,096)
AST T. Rowe Price Global Bond Portfolio................... $  7,391,348 $ (1,432,151)
AST Aggressive Asset Allocation Portfolio................. $  3,172,967 $ (3,841,876)
AST Capital Growth Asset Allocation Portfolio............. $123,585,536 $(39,698,677)
AST Academic Strategies Asset Allocation Portfolio........ $104,216,129 $(27,356,026)
AST Balanced Asset Allocation Portfolio................... $166,265,645 $(39,197,379)
AST Preservation Asset Allocation Portfolio............... $121,711,745 $(18,584,022)
AST First Trust Balanced Target Portfolio................. $ 71,231,874 $ (8,798,509)
AST First Trust Capital Appreciation Target Portfolio..... $ 71,467,780 $(14,218,470)
AST Advanced Strategies Portfolio......................... $ 91,218,480 $ (9,749,441)
AST T. Rowe Price Large-Cap Growth Portfolio.............. $  9,513,665 $ (2,030,652)
AST Money Market Portfolio................................ $ 27,407,757 $(20,217,510)

                                      A61

                                                                        PURCHASES       SALES
                                                                       ------------ -------------
AST Small-Cap Growth Portfolio........................................ $  3,224,955 $  (1,137,268)
AST PIMCO Total Return Bond Portfolio................................. $ 91,372,598 $ (21,129,647)
AST International Value Portfolio..................................... $  3,374,585 $    (904,626)
AST International Growth Portfolio.................................... $  5,275,733 $    (941,700)
NVIT Developing Markets Fund.......................................... $    102,055 $    (291,481)
AST Investment Grade Bond Portfolio................................... $174,108,523 $(184,857,100)
AST Western Asset Core Plus Bond Portfolio............................ $ 20,182,312 $  (3,305,109)
AST Bond Portfolio 2018............................................... $    365,149 $    (525,148)
AST Bond Portfolio 2019............................................... $    442,617 $    (609,181)
AST Global Real Estate Portfolio...................................... $  2,722,686 $    (521,792)
AST Parametric Emerging Markets Equity Portfolio...................... $ 15,586,943 $  (3,055,096)
Franklin Templeton VIP Founding Funds Allocation Fund................. $ 89,318,733 $ (13,995,680)
AST Goldman Sachs Small-Cap Value Portfolio........................... $  7,790,483 $  (1,644,543)
AST CLS Growth Asset Allocation Portfolio............................. $ 54,859,823 $  (9,428,496)
AST CLS Moderate Asset Allocation Portfolio........................... $ 65,173,626 $  (4,991,504)
AST Horizon Growth Asset Allocation Portfolio......................... $ 30,227,354 $  (5,286,245)
AST Horizon Moderate Asset Allocation Portfolio....................... $ 47,473,617 $  (5,041,062)
AST FI Pyramis(R) Asset Allocation Portfolio.......................... $ 31,318,810 $  (3,410,845)
ProFund VP Consumer Services.......................................... $    117,617 $     (89,734)
ProFund VP Consumer Goods............................................. $     93,731 $     (66,441)
ProFund VP Financials................................................. $    177,250 $     (91,548)
ProFund VP Health Care................................................ $    140,653 $     (89,828)
ProFund VP Industrials................................................ $    146,996 $    (153,307)
ProFund VP Mid-Cap Growth............................................. $     38,992 $     (30,091)
ProFund VP Mid-Cap Value.............................................. $     23,907 $     (50,523)
ProFund VP Real Estate................................................ $     52,476 $     (68,001)
ProFund VP Small-Cap Growth........................................... $      9,399 $     (21,281)
ProFund VP Small-Cap Value............................................ $      5,993 $      (6,291)
ProFund VP Telecommunications......................................... $     80,962 $     (87,702)
ProFund VP Utilities.................................................. $    118,462 $     (66,590)
ProFund VP Large-Cap Growth........................................... $     15,132 $     (40,281)
ProFund VP Large-Cap Value............................................ $     37,492 $     (24,184)
AST Bond Portfolio 2020............................................... $  8,925,681 $  (5,899,846)
AST Jennison Large-Cap Value Portfolio................................ $  2,661,965 $    (312,302)
AST Jennison Large-Cap Growth Portfolio............................... $  2,539,294 $    (700,035)
Credit Suisse Trust International Equity Flex III Portfolio........... $    199,541 $    (335,001)
AST Bond Portfolio 2017............................................... $  1,466,901 $  (1,300,988)
AST Bond Portfolio 2021............................................... $  7,334,538 $  (2,934,645)
Wells Fargo Advantage VT Core Equity Portfolio Share Class 1.......... $    259,076 $      (5,807)
Wells Fargo Advantage VT International Equity Portfolio Share Class 1. $    212,766 $     (15,588)
Wells Fargo Advantage VT Omega Growth Portfolio Share Class 1......... $    312,052 $     (27,460)
Wells Fargo Advantage VT Small Cap Growth Portfolio Share Class 1..... $          4 $           0
Wells Fargo Advantage VT Small Cap Value Portfolio Share Class 1...... $     62,951 $      (5,702)

NOTE 6: RELATED PARTY TRANSACTIONS

        PFI and its affiliates perform various services on behalf of the Series Funds in which the Account invests and may receive fees for the services performed. These services include, among other things, investment management, subadvisory, shareholder communications, preparation, postage, fund transfer agency and various other record keeping, administrative and customer service functions.

        The Series Funds have management agreements with Prudential Investment LLC ("PI") and AST Investment Services, Inc, indirect, wholly-owned subsidiaries of PFI (together the "Investment Managers"). Pursuant to these agreements, the Investment Managers have responsibility for all investment advisory services and supervise the subadvisors' performance of such services. The Investment Managers entered into subadvisory agreements with several subadvisors, including Prudential Investment Management, Inc. and Jennison Associates LLC, which are indirect, wholly-owned subsidiaries of PFI.

                                      A62

        The Prudential Series Fund has a distribution agreement with Prudential Investment Management Services LLC ("PIMS"), an indirect, wholly-owned subsidiary of PFI, which acts as the distributor of the Class I and Class II shares of the Series Fund. No distribution or service fees are paid to PIMS as distributor of the Class I shares of the Series Fund. The Investment Managers have agreed to reimburse certain portfolios of the Series Funds the portion of the management fee for that Portfolio equal to the amount that the aggregate annual ordinary operating expenses (excluding interest, taxes, brokerage commissions, and acquired fund expenses, as applicable) exceeds various agreed upon percentages of the portfolio's average daily net assets.

        Prudential Mutual Fund Services LLC, an affiliate of the Investment Managers and an indirect, wholly-owned subsidiary of PFI, serves as the transfer agent of the Series Funds.

NOTE 7: FINANCIAL HIGHLIGHTS

        Pruco Life of New Jersey sells a number of variable annuity products that are funded by the Account. These products have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios and total returns.

        The following table was developed by determining which products offered by Pruco Life of New Jersey and funded by the Account have the lowest and highest expense ratio. Only product designs within each subaccount that had units outstanding throughout the respective periods were considered when determining the lowest and highest expense ratio. The summary may not reflect the minimum and maximum contract charges offered by Pruco Life of New Jersey as contract owners may not have selected all available and applicable contract options.

                              AT YEAR ENDED                             FOR YEAR ENDED
                   ------------------------------------  -----------------------------------------------
                                                  NET    INVESTMENT
                   UNITS       UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ---------------------  ------- ---------- -----------------  ------------------
                                           PRUDENTIAL MONEY MARKET PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010  18,414 $1.02843 to  $10.32322 $22,913   0.03%    1.00%  to   1.80%   -1.73% to   -0.96%
December 31, 2009  15,430 $1.04657 to  $10.42341 $18,850   0.43%    1.00%  to   1.80%   -1.40% to   -0.60%
December 31, 2008  23,300 $1.06138 to  $ 1.37270 $28,397   2.59%    1.35%  to   1.80%    0.82% to    1.30%
December 31, 2007  18,166 $1.05271 to  $ 1.35615 $22,032   4.96%    1.35%  to   1.80%    3.20% to    3.63%
December 31, 2006  18,744 $1.02005 to  $ 1.30893 $21,912   4.66%    1.35%  to   1.80%    2.93% to    3.35%

                                         PRUDENTIAL DIVERSIFIED BOND PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010  13,115 $1.75857 to  $ 2.11964 $27,736   4.18%    1.35%  to   1.65%    8.78% to    9.10%
December 31, 2009  15,202 $1.61669 to  $ 1.94392 $29,488   4.69%    1.35%  to   1.65%   18.56% to   18.91%
December 31, 2008  17,358 $1.36361 to  $ 1.63556 $28,332   5.12%    1.35%  to   1.65%   -5.02% to   -4.74%
December 31, 2007  21,214 $1.43562 to  $ 1.71791 $36,374   5.01%    1.35%  to   1.65%    4.00% to    4.31%
December 31, 2006  24,019 $1.38043 to  $ 1.64793 $39,488   4.85%    1.35%  to   1.65%    3.28% to    3.59%

                                              PRUDENTIAL EQUITY PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010  12,475 $1.21137 to  $ 2.06117 $24,170   0.80%    1.35%  to   1.80%    9.93% to   10.41%
December 31, 2009  14,144 $1.10036 to  $ 1.86775 $24,855   1.61%    1.35%  to   1.80%   35.71% to   36.32%
December 31, 2008  15,829 $0.80955 to  $ 1.37073 $20,459   1.45%    1.35%  to   1.80%  -39.25% to  -38.98%
December 31, 2007  18,581 $1.33060 to  $ 2.24766 $39,447   1.01%    1.35%  to   1.80%    7.38% to    7.86%
December 31, 2006  21,283 $1.23731 to  $ 2.08496 $42,042   1.06%    1.35%  to   1.80%   10.59% to   11.08%

                                              PRUDENTIAL VALUE PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010  16,908 $1.38306 to  $ 2.69800 $34,989   0.96%    1.35%  to   1.80%   11.85% to   12.34%
December 31, 2009  11,984 $1.23652 to  $ 2.40272 $25,088   2.06%    1.35%  to   1.80%   39.42% to   40.04%
December 31, 2008  13,276 $0.88692 to  $ 1.71665 $19,943   1.88%    1.35%  to   1.80%  -43.32% to  -43.07%
December 31, 2007  15,801 $1.56465 to  $ 3.01663 $41,707   1.24%    1.35%  to   1.80%    1.35% to    1.81%
December 31, 2006  20,496 $1.54375 to  $ 2.96458 $51,890   1.47%    1.35%  to   1.80%   17.83% to   18.35%

                                      A63

                              AT YEAR ENDED                             FOR YEAR ENDED
                   ------------------------------------  -----------------------------------------------
                                                  NET    INVESTMENT
                   UNITS       UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ---------------------  ------- ---------- -----------------  ------------------
                                         PRUDENTIAL HIGH YIELD BOND PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010   7,412 $1.68340 to  $11.65524 $24,396   8.33%    1.35%  to   2.10%   11.70% to   12.53%
December 31, 2009   8,610 $1.50037 to  $10.36252 $25,112   6.10%    1.35%  to   1.80%    3.16% to   45.21%
December 31, 2008   9,067 $1.03639 to  $ 1.28867 $11,670   8.56%    1.35%  to   1.65%  -23.54% to  -23.32%
December 31, 2007  11,056 $1.35549 to  $ 1.68122 $18,567   7.03%    1.35%  to   1.65%    0.96% to    1.26%
December 31, 2006  12,641 $1.34263 to  $ 1.66129 $20,981   7.74%    1.35%  to   1.65%    8.44% to    8.77%

                                           PRUDENTIAL STOCK INDEX PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010  16,877 $0.87059 to  $ 1.96089 $27,983   1.76%    1.35%  to   1.75%   12.61% to   13.06%
December 31, 2009  19,203 $0.77191 to  $ 1.73514 $28,276   2.83%    1.35%  to   1.75%   23.91% to   24.41%
December 31, 2008  21,057 $0.62211 to  $ 1.39552 $25,023   2.27%    1.35%  to   1.75%  -38.03% to  -37.77%
December 31, 2007  24,905 $1.00244 to  $ 2.24407 $47,587   1.50%    1.35%  to   1.75%    3.28% to    3.69%
December 31, 2006  29,657 $0.96910 to  $ 2.16530 $55,272   1.58%    1.35%  to   1.75%   13.56% to   14.02%

                                              PRUDENTIAL GLOBAL PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010   4,002 $0.87862 to  $ 1.88807 $ 6,685   1.58%    1.35%  to   1.80%   10.75% to   11.24%
December 31, 2009   4,460 $0.79182 to  $ 1.69810 $ 6,679   2.91%    1.35%  to   1.80%   29.07% to   29.63%
December 31, 2008   4,837 $0.61228 to  $ 1.31055 $ 5,626   1.83%    1.35%  to   1.80%  -43.93% to  -43.68%
December 31, 2007   5,611 $1.08987 to  $ 2.32839 $11,567   1.01%    1.35%  to   1.80%    8.51% to    9.00%
December 31, 2006   6,860 $1.00233 to  $ 2.13726 $12,725   0.64%    1.35%  to   1.80%   17.53% to   18.05%

                                             PRUDENTIAL JENNISON PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010  15,574 $0.73544 to  $ 2.10942 $27,512   0.44%    1.35%  to   1.80%    9.97% to   10.46%
December 31, 2009  16,183 $0.66747 to  $ 1.91072 $26,409   0.68%    1.35%  to   1.80%   40.50% to   41.12%
December 31, 2008  18,563 $0.47423 to  $ 1.35460 $21,442   0.53%    1.35%  to   1.80%  -38.39% to  -38.11%
December 31, 2007  22,125 $0.76811 to  $ 2.19002 $41,555   0.28%    1.35%  to   1.80%   10.01% to   10.50%
December 31, 2006  25,858 $0.69691 to  $ 1.98290 $44,625   0.28%    1.35%  to   1.80%   -0.01% to    0.44%

                                    PRUDENTIAL SMALL CAPITALIZATION STOCK PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010   1,832 $2.13000 to  $ 2.71805 $ 4,950   0.83%    1.35%  to   1.65%   23.89% to   24.25%
December 31, 2009   2,118 $1.71932 to  $ 2.18866 $ 4,611   1.86%    1.35%  to   1.65%   23.15% to   23.51%
December 31, 2008   2,399 $1.39606 to  $ 1.77290 $ 4,234   1.17%    1.35%  to   1.65%  -32.16% to  -31.96%
December 31, 2007   3,135 $2.05789 to  $ 2.60699 $ 8,142   0.55%    1.35%  to   1.65%   -2.16% to   -1.86%
December 31, 2006   3,850 $2.10323 to  $ 2.65787 $10,200   0.55%    1.35%  to   1.65%   12.81% to   13.15%

                                      T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010   1,532 $1.08424 to  $ 1.47671 $ 2,254   0.90%    1.35%  to   1.65%   12.60% to   12.92%
December 31, 2009   1,706 $1.30828 to  $ 1.30828 $ 2,232   2.70%    1.40%  to   1.40%   50.29% to   50.37%
December 31, 2008   1,818 $0.65977 to  $ 0.87049 $ 1,582   1.84%    1.35%  to   1.40%  -49.42% to  -49.39%
December 31, 2007   2,261 $1.27297 to  $ 1.72087 $ 3,889   1.38%    1.35%  to   1.65%   11.19% to   11.52%
December 31, 2006   2,507 $1.14486 to  $ 1.54392 $ 3,864   1.14%    1.35%  to   1.65%   17.17% to   17.51%

                                         T. ROWE PRICE EQUITY INCOME PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010   3,462 $1.37716 to  $ 2.13003 $ 7,300   1.89%    1.35%  to   1.65%   13.16% to   13.49%
December 31, 2009   3,901 $1.21705 to  $ 1.87780 $ 7,273   2.00%    1.35%  to   1.65%   23.55% to   23.93%
December 31, 2008   4,460 $0.98503 to  $ 1.51606 $ 6,720   2.32%    1.35%  to   1.65%  -37.15% to  -36.96%
December 31, 2007   5,156 $1.56731 to  $ 2.40627 $12,300   1.67%    1.35%  to   1.65%    1.58% to    1.88%
December 31, 2006   6,260 $1.54295 to  $ 2.36313 $14,668   1.55%    1.35%  to   1.65%   17.03% to   17.39%

                         PREMIER VIT OPCAP MANAGED PORTFOLIO CLASS 1 (EXPIRED APRIL 30, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010      -- $1.07869 to  $ 1.56512 $    --   3.56%    1.35%  to   1.65%    6.24% to    6.34%
December 31, 2009   5,231 $1.01532 to  $ 1.47202 $ 7,697   2.44%    1.25%  to   1.65%   21.17% to   21.53%
December 31, 2008   6,018 $0.83791 to  $ 1.21179 $ 7,289   3.13%    1.35%  to   1.65%  -29.98% to  -29.77%
December 31, 2007   7,337 $1.19659 to  $ 1.72622 $12,654   2.18%    1.35%  to   1.65%    1.26% to    1.56%
December 31, 2006   8,463 $1.18165 to  $ 1.70043 $14,367   1.79%    1.35%  to   1.65%    7.87% to    8.20%

                         PREMIER VIT NACM SMALL CAP PORTFOLIO CLASS 1 (EXPIRED APRIL 30, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010      -- $1.78053 to  $ 1.92596 $    --   0.13%    1.35%  to   1.65%   15.89% to   16.00%
December 31, 2009   2,340 $1.53637 to  $ 1.66044 $ 3,884   0.05%    1.35%  to   1.65%   13.70% to   14.04%
December 31, 2008   2,592 $1.35126 to  $ 1.45680 $ 3,775   0.00%    1.35%  to   1.65%  -42.58% to  -42.41%
December 31, 2007   3,078 $2.35334 to  $ 2.53111 $ 7,788   0.00%    1.35%  to   1.65%   -1.06% to   -0.77%
December 31, 2006   3,603 $2.37865 to  $ 2.55214 $ 9,189   0.00%    1.35%  to   1.65%   22.07% to   22.43%

                                      A64

                              AT YEAR ENDED                            FOR YEAR ENDED
                   -----------------------------------  -----------------------------------------------
                                                 NET    INVESTMENT
                   UNITS       UNIT VALUE       ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)  LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ --------------------  ------- ---------- -----------------  ------------------
                                            INVESCO V.I. CORE EQUITY FUND
                   -----------------------------------------------------------------------------------
December 31, 2010   5,771 $0.95379 to  $1.81190 $10,423   0.96%    1.35%  to   1.65%    7.77% to    8.09%
December 31, 2009   6,508 $0.88500 to  $1.67706 $10,854   1.83%    1.35%  to   1.65%   26.20% to   26.61%
December 31, 2008   7,327 $0.70126 to  $1.32547 $ 9,665   2.00%    1.35%  to   1.65%  -31.28% to  -31.08%
December 31, 2007   9,004 $1.02044 to  $1.92405 $17,237   1.03%    1.35%  to   1.65%    6.35% to    6.66%
December 31, 2006  11,153 $0.95952 to  $1.80467 $20,015   0.67%    1.35%  to   1.65%   14.81% to   15.16%

                                 JANUS ASPEN JANUS PORTFOLIO -- INSTITUTIONAL SHARES
                   -----------------------------------------------------------------------------------
December 31, 2010   3,767 $0.78421 to  $1.62786 $ 6,073   1.09%    1.35%  to   1.65%   12.67% to   12.99%
December 31, 2009   4,393 $0.69604 to  $1.44140 $ 6,265   0.54%    1.35%  to   1.65%   34.14% to   34.54%
December 31, 2008   4,794 $0.51888 to  $1.07198 $ 5,101   0.72%    1.35%  to   1.65%  -40.70% to  -40.53%
December 31, 2007   6,190 $0.87503 to  $1.80324 $11,084   0.70%    1.35%  to   1.65%   13.21% to   13.55%
December 31, 2006   7,545 $0.77290 to  $1.58878 $11,889   0.48%    1.35%  to   1.65%    9.57% to    9.91%

                                JANUS ASPEN OVERSEAS PORTFOLIO -- INSTITUTIONAL SHARES
                   -----------------------------------------------------------------------------------
December 31, 2010   3,325 $2.52677 to  $4.54962 $14,939   0.68%    1.35%  to   1.65%   23.28% to   23.64%
December 31, 2009   3,937 $2.04970 to  $3.68158 $14,332   0.56%    1.35%  to   1.65%   76.64% to   77.17%
December 31, 2008   4,558 $1.16037 to  $2.07911 $ 9,376   1.19%    1.35%  to   1.65%  -52.89% to  -52.75%
December 31, 2007   5,607 $2.46327 to  $4.40276 $24,465   0.62%    1.35%  to   1.65%   26.22% to   26.60%
December 31, 2006   6,794 $1.95154 to  $3.47954 $23,446   1.95%    1.35%  to   1.65%   44.65% to   45.08%

                                         MFS RESEARCH SERIES -- INITIAL CLASS
                   -----------------------------------------------------------------------------------
December 31, 2010   1,149 $1.65543 to  $1.65543 $ 1,902   0.93%    1.40%  to   1.40%   14.29% to   14.29%
December 31, 2009   1,248 $1.44843 to  $1.44843 $ 1,808   1.45%    1.40%  to   1.40%   28.75% to   28.75%
December 31, 2008   1,367 $1.12501 to  $1.12501 $ 1,538   0.56%    1.40%  to   1.40%  -36.97% to  -36.97%
December 31, 2007   1,759 $1.11117 to  $1.78496 $ 3,140   0.73%    1.40%  to   1.65%   11.36% to   11.63%
December 31, 2006   2,230 $0.99783 to  $1.59906 $ 3,562   0.52%    1.40%  to   1.65%    8.69% to    8.95%

                                          MFS GROWTH SERIES -- INITIAL CLASS
                   -----------------------------------------------------------------------------------
December 31, 2010   3,975 $0.90488 to  $1.68460 $ 6,677   0.12%    1.35%  to   1.65%   13.46% to   13.80%
December 31, 2009   4,435 $0.79756 to  $1.48114 $ 6,551   0.32%    1.35%  to   1.65%   35.43% to   35.83%
December 31, 2008   4,986 $0.58889 to  $1.09086 $ 5,426   0.24%    1.35%  to   1.65%  -38.43% to  -38.25%
December 31, 2007   6,071 $0.95653 to  $1.76744 $10,697   0.00%    1.35%  to   1.65%   19.20% to   19.55%
December 31, 2006   7,280 $0.80244 to  $1.47914 $10,745   0.00%    1.35%  to   1.65%    6.16% to    6.45%

                                            AMERICAN CENTURY VP VALUE FUND
                   -----------------------------------------------------------------------------------
December 31, 2010   1,337 $1.64535 to  $1.98934 $ 2,649   2.20%    1.35%  to   1.65%   11.58% to   11.91%
December 31, 2009   1,481 $1.47454 to  $1.77852 $ 2,621   5.79%    1.35%  to   1.65%   17.92% to   18.27%
December 31, 2008   1,667 $1.25041 to  $1.50461 $ 2,499   2.52%    1.35%  to   1.65%  -27.97% to  -27.75%
December 31, 2007   1,981 $1.73593 to  $2.08379 $ 4,115   1.71%    1.35%  to   1.65%   -6.68% to   -6.41%
December 31, 2006   2,607 $1.86028 to  $2.22761 $ 5,786   1.41%    1.35%  to   1.65%   16.73% to   17.08%

                                    FRANKLIN SMALL-MID CAP GROWTH SECURITIES FUND
                   -----------------------------------------------------------------------------------
December 31, 2010   1,608 $1.09508 to  $1.89197 $ 3,000   0.00%    1.35%  to   1.65%   25.55% to   25.93%
December 31, 2009   1,702 $0.87224 to  $1.50320 $ 2,523   0.00%    1.35%  to   1.65%   41.25% to   41.68%
December 31, 2008   1,856 $0.61753 to  $1.06167 $ 1,943   0.00%    1.35%  to   1.65%  -43.43% to  -43.26%
December 31, 2007   2,176 $1.09168 to  $1.87203 $ 4,026   0.00%    1.35%  to   1.65%    9.41% to    9.75%
December 31, 2006   2,761 $0.99775 to  $1.70655 $ 4,654   0.00%    1.35%  to   1.65%    6.93% to    7.25%

                                      PRUDENTIAL JENNISON 20/20 FOCUS PORTFOLIO
                   -----------------------------------------------------------------------------------
December 31, 2010   2,744 $1.65622 to  $1.75443 $ 4,807   0.00%    1.35%  to   1.65%    6.08% to    6.40%
December 31, 2009   2,995 $1.56131 to  $1.64969 $ 4,934   0.49%    1.35%  to   1.65%   55.28% to   55.73%
December 31, 2008   3,327 $1.00550 to  $1.05981 $ 3,523   0.55%    1.35%  to   1.65%  -40.14% to  -39.96%
December 31, 2007   3,704 $1.67967 to  $1.76615 $ 6,538   0.56%    1.35%  to   1.65%    8.79% to    9.12%
December 31, 2006   4,519 $1.54401 to  $1.61949 $ 7,315   0.41%    1.35%  to   1.65%   12.28% to   12.61%

                                                DAVIS VALUE PORTFOLIO
                   -----------------------------------------------------------------------------------
December 31, 2010   2,278 $1.06904 to  $1.10314 $ 2,499   1.31%    1.35%  to   1.65%   10.93% to   11.25%
December 31, 2009   2,563 $0.96368 to  $0.99157 $ 2,528   0.88%    1.35%  to   1.65%   29.03% to   29.41%
December 31, 2008   3,060 $0.74684 to  $0.76620 $ 2,334   0.91%    1.35%  to   1.65%  -41.30% to  -41.12%
December 31, 2007   3,939 $1.27220 to  $1.30132 $ 5,105   1.06%    1.35%  to   1.65%    2.92% to    3.24%
December 31, 2006   4,736 $1.23605 to  $1.26051 $ 5,949   0.73%    1.35%  to   1.65%   13.13% to   13.48%

                                      A65

                              AT YEAR ENDED                             FOR YEAR ENDED
                   ------------------------------------  -----------------------------------------------
                                                  NET    INVESTMENT
                   UNITS       UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST    (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ---------------------  ------- ---------- -----------------  ------------------
                               ALLIANCEBERNSTEIN VPS LARGE CAP GROWTH PORTFOLIO CLASS B
                   ------------------------------------------------------------------------------------
December 31, 2010     795 $0.60717 to  $ 0.62731 $   495   0.27%    1.35%  to   1.65%    8.05% to    8.37%
December 31, 2009     852 $0.56193 to  $ 0.57885 $   490   0.00%    1.35%  to   1.65%   34.87% to   35.31%
December 31, 2008     980 $0.41663 to  $ 0.42781 $   417   0.00%    1.35%  to   1.65%  -40.80% to  -40.62%
December 31, 2007   1,134 $0.70378 to  $ 0.72051 $   813   0.00%    1.35%  to   1.65%   11.76% to   12.10%
December 31, 2006   1,273 $0.62974 to  $ 0.64277 $   815   0.00%    1.35%  to   1.65%   -2.26% to   -1.95%

                             PRUDENTIAL SP DAVIS VALUE PORTFOLIO (EXPIRED APRIL 30, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010      -- $1.05176 to  $ 1.40975 $    --   0.00%    1.40%  to   1.80%    4.80% to    4.94%
December 31, 2009   8,287 $1.00303 to  $ 1.34344 $ 9,905   1.61%    1.40%  to   1.80%   28.95% to   29.46%
December 31, 2008   9,314 $0.77637 to  $ 1.03785 $ 8,629   1.50%    1.40%  to   1.80%  -40.94% to  -40.71%
December 31, 2007  10,347 $1.31203 to  $ 1.75049 $16,236   0.78%    1.40%  to   1.80%    2.72% to    3.13%
December 31, 2006  11,247 $1.27474 to  $ 1.69738 $17,073   0.78%    1.40%  to   1.80%   12.99% to   13.44%

                                        PRUDENTIAL SP SMALL CAP VALUE PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010   7,783 $1.43734 to  $ 1.87355 $14,070   0.65%    1.35%  to   1.80%   24.03% to   24.59%
December 31, 2009   8,611 $1.15887 to  $ 1.50448 $12,502   1.50%    1.35%  to   1.80%   28.50% to   29.05%
December 31, 2008   9,556 $0.90185 to  $ 1.16633 $10,785   1.11%    1.35%  to   1.80%  -31.74% to  -31.43%
December 31, 2007  11,378 $1.32111 to  $ 1.70189 $18,750   0.66%    1.35%  to   1.80%   -5.34% to   -4.92%
December 31, 2006  14,248 $1.39567 to  $ 1.79078 $24,764   0.47%    1.35%  to   1.80%   12.59% to   13.08%

                                     JANUS ASPEN JANUS PORTFOLIO -- SERVICE SHARES
                   ------------------------------------------------------------------------------------
December 31, 2010     679 $0.66210 to  $ 1.46090 $   668   0.37%    1.40%  to   1.75%   12.30% to   12.68%
December 31, 2009     566 $0.58877 to  $ 1.29652 $   533   0.38%    1.40%  to   1.75%   33.67% to   34.14%
December 31, 2008     662 $0.43971 to  $ 0.96655 $   479   0.58%    1.40%  to   1.75%  -40.91% to  -40.70%
December 31, 2007     774 $0.74290 to  $ 1.62992 $   926   0.55%    1.40%  to   1.75%   12.81% to   13.20%
December 31, 2006   2,952 $0.65754 to  $ 1.43985 $ 3,910   0.34%    1.40%  to   1.75%    9.22% to    9.60%

                   PRUDENTIAL SP STRATEGIC PARTNERS FOCUSED GROWTH PORTFOLIO (EXPIRED APRIL 30, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010      -- $0.70261 to  $ 1.41258 $    --   0.00%    1.35%  to   1.80%   -0.73% to   -0.58%
December 31, 2009   1,385 $0.70734 to  $ 1.42108 $ 1,543   0.00%    1.35%  to   1.80%   41.59% to   42.22%
December 31, 2008   1,417 $0.49862 to  $ 0.99972 $ 1,130   0.00%    1.35%  to   1.80%  -39.51% to  -39.24%
December 31, 2007   1,531 $0.82266 to  $ 1.64616 $ 1,996   0.00%    1.35%  to   1.80%   13.19% to   13.69%
December 31, 2006   1,791 $0.72531 to  $ 1.44859 $ 2,025   0.00%    1.35%  to   1.80%   -2.41% to   -1.98%

                            PRUDENTIAL SP MID CAP GROWTH PORTFOLIO (EXPIRED APRIL 30, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010      -- $0.59918 to  $ 1.47246 $    --   0.00%    1.35%  to   1.80%   10.22% to   10.38%
December 31, 2009   4,007 $0.54329 to  $ 1.33420 $ 3,688   0.00%    1.35%  to   1.80%   29.16% to   29.74%
December 31, 2008   4,401 $0.41982 to  $ 1.02887 $ 3,109   0.00%    1.35%  to   1.80%  -43.58% to  -43.34%
December 31, 2007   5,266 $0.74257 to  $ 1.81642 $ 6,643   0.22%    1.35%  to   1.80%   14.14% to   14.65%
December 31, 2006   5,977 $0.64927 to  $ 1.58504 $ 6,527   0.00%    1.35%  to   1.80%   -3.67% to   -3.25%

                                     SP PRUDENTIAL U.S. EMERGING GROWTH PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010   5,712 $1.12786 to  $ 2.47225 $10,859   0.40%    1.35%  to   1.80%   18.30% to   18.82%
December 31, 2009   3,805 $0.95142 to  $ 2.08159 $ 6,160   0.74%    1.35%  to   1.80%   39.39% to   40.00%
December 31, 2008   4,497 $0.68135 to  $ 1.48767 $ 5,091   0.30%    1.35%  to   1.80%  -37.36% to  -37.08%
December 31, 2007   5,536 $1.08548 to  $ 2.36566 $ 9,816   0.26%    1.35%  to   1.80%   14.74% to   15.25%
December 31, 2006   7,525 $0.94423 to  $ 2.05363 $12,332   0.00%    1.35%  to   1.80%    7.65% to    8.13%

                                    PRUDENTIAL SP GROWTH ASSET ALLOCATION PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010  17,274 $1.05696 to  $11.05168 $31,471   1.97%    1.40%  to   2.35%   11.29% to   12.33%
December 31, 2009  19,041 $0.94281 to  $ 9.89707 $31,604   2.19%    1.40%  to   2.35%   23.32% to   24.48%
December 31, 2008  20,266 $0.75897 to  $ 7.99800 $26,816   1.71%    1.40%  to   2.35%  -37.82% to  -37.24%
December 31, 2007  23,637 $1.21163 to  $12.81910 $48,721   1.45%    1.40%  to   2.35%    6.71% to    7.71%
December 31, 2006  25,947 $1.12704 to  $11.97192 $50,984   1.87%    1.40%  to   2.35%   10.30% to   11.34%

                                     PRUDENTIAL SP INTERNATIONAL GROWTH PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010   2,753 $0.76618 to  $ 1.86993 $ 3,873   1.53%    1.40%  to   1.80%   11.98% to   12.44%
December 31, 2009   2,842 $0.68282 to  $ 1.66303 $ 3,568   2.18%    1.40%  to   1.80%   34.72% to   35.26%
December 31, 2008   3,161 $0.50582 to  $ 1.22951 $ 2,916   1.64%    1.35%  to   1.80%  -51.18% to  -50.96%
December 31, 2007   3,565 $1.03403 to  $ 2.50846 $ 6,708   0.69%    1.35%  to   1.80%   17.42% to   17.94%
December 31, 2006   3,624 $0.87888 to  $ 2.12789 $ 5,794   1.80%    1.35%  to   1.80%   18.92% to   19.44%

                                      A66

                              AT YEAR ENDED                             FOR YEAR ENDED
                   ------------------------------------  -----------------------------------------------
                                                   NET   INVESTMENT
                   UNITS        UNIT VALUE        ASSETS   INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)   RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  ------ ---------- -----------------  ------------------
                                      PRUDENTIAL SP INTERNATIONAL VALUE PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010  2,288  $ 1.09095 to  $ 1.84445 $3,609   2.19%    1.40%  to   1.80%    8.85% to    9.28%
December 31, 2009  2,567  $ 1.00020 to  $ 1.68786 $3,658   3.13%    1.40%  to   1.80%   30.01% to   30.52%
December 31, 2008  2,902  $ 0.76784 to  $ 1.29318 $3,162   2.81%    1.40%  to   1.80%  -45.05% to  -44.83%
December 31, 2007  3,194  $ 1.39477 to  $ 2.34427 $6,327   1.67%    1.40%  to   1.80%   15.99% to   16.44%
December 31, 2006  4,332  $ 1.20011 to  $ 2.01320 $7,709   1.34%    1.40%  to   1.80%   26.81% to   27.32%

                        EVERGREEN VA DIVERSIFIED CAPITAL BUILDER FUND (EXPIRED APRIL 30, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010     --  $ 1.05449 to  $ 1.05449 $   --   1.80%    0.00%  to   0.00%    3.91% to    3.91%
December 31, 2009      0  $ 1.01482 to  $ 1.01482 $    0   3.21%    1.75%  to   1.75%   37.98% to   37.98%
December 31, 2008      0  $ 0.73547 to  $ 0.73547 $    0   0.00%    1.75%  to   1.75%  -46.46% to  -46.46%
December 31, 2007      0  $ 1.37364 to  $ 1.37364 $    0   4.33%    1.75%  to   1.75%    4.84% to    4.84%
December 31, 2006     12  $ 1.31026 to  $ 1.31026 $   16   2.47%    1.75%  to   1.75%    7.96% to    7.96%

                                   EVERGREEN VA GROWTH FUND (EXPIRED JULY 16, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010     --  $ 1.46119 to  $ 1.46119 $   --   0.00%    0.00%  to   0.00%   -2.11% to   -2.11%
December 31, 2009      0  $ 1.49272 to  $ 1.49272 $    0   0.00%    1.75%  to   1.75%   37.37% to   37.37%
December 31, 2008      0  $ 1.08667 to  $ 1.08667 $    0   0.00%    1.75%  to   1.75%  -42.14% to  -42.14%
December 31, 2007      0  $ 1.87820 to  $ 1.87820 $    0   0.00%    1.75%  to   1.75%    9.12% to    9.12%
December 31, 2006      7  $ 1.72118 to  $ 1.72118 $   12   0.00%    1.75%  to   1.75%    9.13% to    9.13%

                                    EVERGREEN VA OMEGA FUND (EXPIRED JULY 16, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010     --  $ 1.55256 to  $ 1.58185 $   --   0.85%    1.50%  to   1.75%   -6.62% to   -6.49%
December 31, 2009    201  $ 1.66258 to  $ 1.69166 $  334   1.32%    1.50%  to   1.75%   41.49% to   41.84%
December 31, 2008    230  $ 1.17503 to  $ 1.19263 $  271   0.00%    1.50%  to   1.75%  -28.45% to  -28.27%
December 31, 2007    240  $ 1.64226 to  $ 1.66265 $  394   0.54%    1.50%  to   1.75%   10.02% to   10.30%
December 31, 2006    243  $ 1.49266 to  $ 1.50745 $  363   0.00%    1.50%  to   1.75%    4.20% to    4.46%

                               EVERGREEN VA SPECIAL VALUES FUND (EXPIRED JULY 16, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010     --  $ 1.44476 to  $ 1.47193 $   --   0.20%    1.50%  to   1.75%   -3.59% to   -3.47%
December 31, 2009     45  $ 1.49862 to  $ 1.52478 $   68   0.74%    1.50%  to   1.75%   27.16% to   27.49%
December 31, 2008     26  $ 1.17850 to  $ 1.19598 $   31   0.92%    1.50%  to   1.75%  -32.50% to  -32.32%
December 31, 2007     51  $ 1.74582 to  $ 1.76723 $   89   1.02%    1.50%  to   1.75%   -9.12% to   -8.89%
December 31, 2006    127  $ 1.92092 to  $ 1.93974 $  246   0.77%    1.50%  to   1.75%   19.46% to   19.76%

                            EVERGREEN VA INTERNATIONAL EQUITY FUND (EXPIRED JULY 16, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010     --  $11.87017 to  $12.06501 $   --   0.97%    1.50%  to   1.75%   -5.04% to   -4.92%
December 31, 2009     17  $12.50058 to  $12.68892 $  216   3.23%    1.50%  to   1.75%   13.95% to   14.23%
December 31, 2008     16  $10.97015 to  $11.10802 $  180   0.00%    1.50%  to   1.75%  -42.49% to  -42.35%
December 31, 2007     16  $19.07684 to  $19.26907 $  315   2.04%    1.50%  to   1.75%   13.01% to   13.29%
December 31, 2006     28  $16.88024 to  $17.00827 $  469   3.74%    1.50%  to   1.75%   21.05% to   21.35%

                            EVERGREEN VA FUNDAMENTAL LARGE CAP FUND (EXPIRED JULY 16, 2010)
                   ------------------------------------------------------------------------------------
December 31, 2010     --  $11.61269 to  $11.80341 $   --   0.57%    1.50%  to   1.75%   -6.59% to   -6.47%
December 31, 2009     23  $12.43190 to  $12.61927 $  284   1.25%    1.50%  to   1.75%   33.72% to   34.05%
December 31, 2008     25  $ 9.29707 to  $ 9.41399 $  236   1.42%    1.50%  to   1.75%  -34.01% to  -33.84%
December 31, 2007     28  $14.08787 to  $14.22990 $  399   1.10%    1.50%  to   1.75%    6.42% to    6.68%
December 31, 2006     33  $13.23816 to  $13.33854 $  439   1.28%    1.50%  to   1.75%   10.74% to   11.01%

                                    AST ALLIANCEBERNSTEIN GROWTH & INCOME PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010    722  $ 8.41375 to  $13.52811 $7,184   1.22%    1.15%  to   2.45%    7.31% to   11.60%
December 31, 2009    254  $ 7.55020 to  $12.21751 $2,033   2.52%    1.15%  to   2.05%   16.79% to   20.67%
December 31, 2008     70  $ 6.59044 to  $ 7.21408 $  477   1.69%    1.15%  to   2.05%  -41.88% to  -41.36%
December 31, 2007     49  $11.34013 to  $12.29954 $  583   1.24%    1.15%  to   2.05%    3.00% to    3.93%
December 31, 2006     29  $11.82341 to  $11.87604 $  339   0.72%    1.50%  to   1.75%   15.26% to   15.54%

                                    AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO
                   ------------------------------------------------------------------------------------
December 31, 2010    767  $ 8.96487 to  $13.93020 $7,763   1.09%    1.15%  to   2.70%    7.22% to   12.55%
December 31, 2009    301  $ 8.01628 to  $12.47459 $2,505   1.82%    1.15%  to   2.50%   14.90% to   23.81%
December 31, 2008     82  $ 6.92900 to  $ 7.53614 $  605   2.14%    1.15%  to   1.80%  -35.90% to  -35.49%
December 31, 2007     79  $10.80965 to  $11.72224 $  908   2.60%    1.15%  to   1.80%   -1.88% to   -1.25%
December 31, 2006     32  $11.85903 to  $11.91171 $  365   1.33%    1.50%  to   1.75%   14.85% to   15.13%

                                      A67

                               AT YEAR ENDED                             FOR YEAR ENDED
                   -------------------------------------  -----------------------------------------------
                                                   NET    INVESTMENT
                   UNITS        UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                  AST SCHRODERS MULTI-ASSET WORLD STRATEGIES PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010  7,045  $ 9.72815 to  $13.59785 $76,431    0.54%   0.55%  to   2.85%    7.06% to   10.54%
December 31, 2009  1,392  $ 9.24887 to  $12.39836 $13,894    1.08%   1.15%  to   2.55%   22.51% to   26.21%
December 31, 2008    262  $ 7.35331 to  $ 8.26716 $ 2,074    2.23%   1.15%  to   2.40%  -31.83% to  -27.07%
December 31, 2007    103  $11.31065 to  $12.00848 $ 1,204    5.35%   1.15%  to   2.40%    6.35% to    7.67%
December 31, 2006     12  $11.11094 to  $11.18026 $   132    0.69%   1.40%  to   1.75%    7.79% to    8.16%

                                          AST COHEN & STEERS REALTY PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    542  $ 8.36127 to  $18.33755 $ 6,254    1.23%   1.00%  to   2.85%   17.47% to   27.42%
December 31, 2009    149  $ 7.87308 to  $14.52687 $ 1,281    2.78%   1.15%  to   2.10%   29.15% to   51.09%
December 31, 2008     70  $ 6.07516 to  $ 8.21151 $   495    4.81%   1.15%  to   1.80%  -36.20% to  -35.79%
December 31, 2007     85  $ 9.52250 to  $12.82033 $   951    4.16%   1.15%  to   1.80%  -21.36% to  -20.85%
December 31, 2006     53  $16.13799 to  $16.23834 $   832    0.84%   1.40%  to   1.75%   34.39% to   34.85%

                                     AST JPMORGAN STRATEGIC OPPORTUNITIES PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010  6,294  $10.26045 to  $12.29454 $68,277    0.36%   0.55%  to   2.85%    4.70% to    7.11%
December 31, 2009  2,802  $ 9.68501 to  $11.67943 $29,570    0.83%   1.15%  to   2.50%   15.87% to   20.87%
December 31, 2008  1,404  $ 8.04051 to  $ 9.52935 $12,483    0.29%   1.15%  to   2.40%  -20.61% to  -18.55%
December 31, 2007    227  $10.54506 to  $11.72906 $ 2,569    2.46%   1.15%  to   2.40%   -0.46% to    0.78%
December 31, 2006      3  $11.64691 to  $11.64691 $    38    2.23%   1.50%  to   1.50%    9.50% to    9.50%

                                                  AST VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    369  $ 8.25078 to  $14.08474 $ 3,786    0.98%   1.00%  to   2.85%    6.06% to   11.33%
December 31, 2009    113  $ 7.82812 to  $12.77034 $   939    0.79%   1.15%  to   2.10%   15.83% to   26.46%
December 31, 2008     86  $ 6.73868 to  $ 7.95205 $   608    2.50%   1.15%  to   1.80%  -38.41% to  -38.01%
December 31, 2007     65  $10.94144 to  $12.86054 $   749    1.24%   1.15%  to   1.80%   -0.62% to    0.02%
December 31, 2006     52  $12.80982 to  $12.88954 $   601    0.43%   1.40%  to   1.75%   19.64% to   20.05%

                                    AST NEUBERGER BERMAN SMALL-CAP GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    469  $ 8.83896 to  $14.24972 $ 4,830    0.00%   1.15%  to   2.50%   14.27% to   18.90%
December 31, 2009    174  $ 7.48169 to  $12.07932 $ 1,361    0.00%   1.15%  to   2.50%   19.57% to   21.59%
December 31, 2008     29  $ 6.21411 to  $ 7.28449 $   189    0.00%   1.15%  to   2.15%  -43.75% to  -43.19%
December 31, 2007     17  $11.00942 to  $12.85490 $   197    0.00%   1.15%  to   1.80%   16.60% to   17.36%
December 31, 2006      8  $10.91273 to  $10.98080 $    85    0.00%   1.40%  to   1.75%    5.91% to    6.27%

                                                AST HIGH YIELD PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    812  $10.68442 to  $13.94919 $ 9,044    3.48%   1.00%  to   2.85%    7.02% to   12.38%
December 31, 2009    295  $ 9.93381 to  $12.52966 $ 3,095    4.14%   1.15%  to   2.50%   25.08% to   34.28%
December 31, 2008    158  $ 7.42367 to  $ 7.97763 $ 1,243    9.02%   1.15%  to   1.80%  -26.86% to  -25.76%
December 31, 2007    147  $10.62868 to  $10.86456 $ 1,579   10.58%   1.15%  to   1.80%    0.66% to    1.31%
December 31, 2006    116  $10.68405 to  $10.75063 $ 1,243    7.09%   1.40%  to   1.75%    8.46% to    8.83%

                                       AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    423  $10.11934 to  $16.89809 $ 4,990    0.03%   1.00%  to   2.85%   21.04% to   31.23%
December 31, 2009    140  $ 7.77201 to  $12.99734 $ 1,164    0.15%   1.15%  to   2.10%   29.87% to   31.41%
December 31, 2008     69  $ 5.96393 to  $ 7.39352 $   465    0.00%   1.15%  to   1.90%  -45.14% to  -44.73%
December 31, 2007     67  $10.85969 to  $13.40975 $   825    0.00%   1.15%  to   1.80%    9.24% to    9.94%
December 31, 2006     56  $12.15183 to  $12.22751 $   650    0.00%   1.40%  to   1.75%   10.97% to   11.36%

                                              AST MID-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    481  $10.56476 to  $16.05923 $ 5,460    0.39%   1.15%  to   2.85%   14.32% to   22.20%
December 31, 2009    135  $ 8.70075 to  $13.24524 $ 1,225    1.57%   1.15%  to   2.15%   32.64% to   37.31%
December 31, 2008     63  $ 6.37746 to  $ 7.22665 $   423    1.11%   1.15%  to   2.15%  -39.43% to  -38.83%
December 31, 2007     51  $10.49274 to  $11.84309 $   566    0.40%   1.15%  to   1.80%    0.93% to    1.58%
December 31, 2006     30  $11.61572 to  $11.68807 $   333    0.38%   1.40%  to   1.75%   12.28% to   12.67%

                                             AST SMALL-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    464  $10.30053 to  $16.01106 $ 5,239    0.35%   1.00%  to   2.85%   14.25% to   24.75%
December 31, 2009    180  $ 8.34836 to  $10.20589 $ 1,610    1.65%   1.15%  to   2.15%   24.33% to   25.56%
December 31, 2008    137  $ 6.69183 to  $ 8.14863 $   977    1.14%   1.15%  to   1.90%  -31.03% to  -30.52%
December 31, 2007     73  $ 9.69280 to  $11.75648 $   758    1.15%   1.15%  to   1.80%   -7.29% to   -6.69%
December 31, 2006     39  $12.55205 to  $12.63027 $   443    0.18%   1.40%  to   1.75%   17.99% to   18.39%

                                      A68

                               AT YEAR ENDED                             FOR YEAR ENDED
                   -------------------------------------  -----------------------------------------------
                                                   NET    INVESTMENT
                   UNITS        UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                                    AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    825  $10.70162 to  $13.90429 $ 9,069   0.07%    1.15%  to   2.70%    6.96% to    9.03%
December 31, 2009    376  $ 9.87807 to  $12.85313 $ 3,872   0.00%    1.15%  to   2.55%   27.43% to   47.70%
December 31, 2008    116  $ 6.73082 to  $ 7.74360 $   833   0.15%    1.15%  to   1.90%  -41.38% to  -40.95%
December 31, 2007    108  $11.47169 to  $13.14587 $ 1,339   0.00%    1.15%  to   1.80%   11.97% to   12.69%
December 31, 2006     43  $11.62213 to  $11.69442 $   467   0.00%    1.40%  to   1.75%    8.10% to    8.48%

                                       AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    934  $11.36976 to  $15.86600 $11,177   0.00%    1.00%  to   2.50%   13.48% to   18.64%
December 31, 2009    352  $10.37465 to  $13.49906 $ 3,793   0.00%    1.15%  to   2.50%   34.19% to   55.61%
December 31, 2008     91  $ 6.72291 to  $ 7.63476 $   638   0.00%    1.15%  to   1.90%  -41.90% to  -41.47%
December 31, 2007     78  $11.55954 to  $13.07586 $   965   0.00%    1.15%  to   1.80%   17.23% to   17.98%
December 31, 2006     55  $11.04128 to  $11.11019 $   596   0.00%    1.40%  to   1.75%    4.45% to    4.81%

                                             AST LARGE-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    748  $ 7.86044 to  $14.14819 $ 6,727   0.97%    1.15%  to   2.45%    5.87% to   11.87%
December 31, 2009    629  $ 7.07131 to  $12.74667 $ 4,841   2.80%    1.15%  to   1.95%   17.21% to   26.67%
December 31, 2008    594  $ 6.02732 to  $ 6.82177 $ 3,908   2.14%    1.15%  to   1.90%  -42.58% to  -39.90%
December 31, 2007    153  $10.48704 to  $11.82253 $ 1,670   1.37%    1.15%  to   1.80%   -4.71% to   -4.10%
December 31, 2006     89  $12.28149 to  $12.35800 $ 1,051   0.63%    1.40%  to   1.75%   16.43% to   16.83%

                                        AST LORD ABBETT BOND-DEBENTURE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    612  $10.74306 to  $13.45763 $ 7,233   6.06%    1.15%  to   2.85%    7.56% to   12.13%
December 31, 2009    348  $10.30711 to  $12.09710 $ 3,865   7.45%    1.15%  to   2.00%   20.56% to   33.07%
December 31, 2008    187  $ 7.75694 to  $ 8.54833 $ 1,586   7.72%    1.15%  to   1.80%  -24.61% to  -22.56%
December 31, 2007    164  $10.91333 to  $11.29424 $ 1,839   7.30%    1.15%  to   1.80%    4.20% to    4.87%
December 31, 2006     93  $10.72896 to  $10.79596 $   995   4.48%    1.40%  to   1.75%    7.92% to    8.29%

                                          AST MARSICO CAPITAL GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010  1,534  $ 9.48403 to  $14.95140 $16,557   0.54%    1.15%  to   2.85%   12.33% to   18.39%
December 31, 2009    614  $ 8.02264 to  $12.72864 $ 5,313   0.77%    1.15%  to   2.15%   27.03% to   28.28%
December 31, 2008    338  $ 6.26305 to  $ 7.27809 $ 2,337   0.51%    1.15%  to   1.80%  -44.66% to  -39.89%
December 31, 2007    168  $11.52992 to  $13.09923 $ 2,074   0.20%    1.15%  to   1.80%   12.92% to   13.65%
December 31, 2006    123  $11.48278 to  $11.55444 $ 1,367   0.04%    1.40%  to   1.75%    5.40% to    5.76%

                                                AST MFS GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    382  $ 9.93078 to  $13.45761 $ 4,081   0.10%    1.15%  to   2.45%    8.30% to   11.50%
December 31, 2009    138  $ 8.96358 to  $12.16473 $ 1,297   0.15%    1.15%  to   2.10%   21.30% to   23.13%
December 31, 2008     57  $ 7.34079 to  $ 8.28286 $   449   0.30%    1.15%  to   1.80%  -37.43% to  -37.03%
December 31, 2007     18  $11.73220 to  $13.19875 $   228   0.03%    1.15%  to   1.80%   13.06% to   13.79%
December 31, 2006     29  $11.58767 to  $11.63919 $   317   0.00%    1.50%  to   1.75%    7.78% to    8.05%

                                     AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    694  $10.47140 to  $15.62143 $ 8,235   0.00%    1.00%  to   2.70%   19.02% to   27.40%
December 31, 2009    181  $ 8.24353 to  $12.37664 $ 1,685   0.00%    1.15%  to   2.15%   24.05% to   28.31%
December 31, 2008    109  $ 6.83068 to  $ 8.62745 $   836   0.00%    1.15%  to   2.15%  -44.38% to  -43.83%
December 31, 2007     84  $12.23897 to  $15.39741 $ 1,180   0.00%    1.15%  to   1.80%   20.03% to   20.81%
December 31, 2006     51  $12.69768 to  $12.77698 $   607   0.00%    1.40%  to   1.75%   12.10% to   12.49%

                                    AST NEUBERGER BERMAN/LSV MID-CAP VALUE PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010    659  $ 9.77667 to  $16.62562 $ 7,138   0.89%    1.15%  to   2.70%   11.77% to   22.03%
December 31, 2009    252  $ 8.06289 to  $13.73161 $ 2,160   1.69%    1.15%  to   2.00%   35.54% to   39.05%
December 31, 2008    143  $ 5.83598 to  $ 6.90162 $   900   1.73%    1.15%  to   1.80%  -43.28% to  -42.92%
December 31, 2007    129  $10.28916 to  $12.12014 $ 1,454   0.81%    1.15%  to   1.80%    1.34% to    1.99%
December 31, 2006     94  $11.83925 to  $11.91306 $ 1,084   0.39%    1.40%  to   1.75%    8.85% to    9.23%

                                       AST PIMCO LIMITED MATURITY BOND PORTFOLIO
                   -------------------------------------------------------------------------------------
December 31, 2010  1,124  $10.00728 to  $12.07057 $12,054   1.91%    1.15%  to   2.85%    0.00% to    2.72%
December 31, 2009    419  $10.49444 to  $11.78015 $ 4,866   4.82%    1.15%  to   2.10%    5.04% to    9.19%
December 31, 2008    270  $ 9.71676 to  $10.83660 $ 2,892   5.62%    1.15%  to   1.80%   -2.91% to   -0.03%
December 31, 2007    148  $10.66071 to  $10.86715 $ 1,594   5.28%    1.15%  to   1.80%    4.90% to    5.58%
December 31, 2006    110  $10.25413 to  $10.31847 $ 1,125   2.74%    1.40%  to   1.75%    2.04% to    2.39%

                                      A69

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                                       AST ALLIANCEBERNSTEIN CORE VALUE PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010     718 $ 8.09199 to  $14.34884 $  6,844   1.08%    1.15%  to   2.85%    4.77% to   11.96%
December 31, 2009     291 $ 7.27422 to  $12.91774 $  2,229   3.24%    1.15%  to   2.15%   21.19% to   27.90%
December 31, 2008      78 $ 5.98171 to  $ 6.73924 $    501   3.24%    1.15%  to   1.80%  -42.91% to  -42.55%
December 31, 2007      81 $10.47838 to  $11.75873 $    911   2.55%    1.15%  to   1.80%   -5.28% to   -4.67%
December 31, 2006      16 $12.28871 to  $12.34339 $    195   0.90%    1.50%  to   1.75%   19.27% to   19.56%

                                            AST QMA US EQUITY ALPHA PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010     231 $ 8.64622 to  $14.46757 $  2,243   0.58%    1.00%  to   2.85%    8.14% to   13.91%
December 31, 2009     125 $ 7.59041 to  $12.82018 $    982   1.80%    1.00%  to   1.95%   19.67% to   27.22%
December 31, 2008     100 $ 6.29304 to  $ 7.04101 $    652   2.27%    1.00%  to   1.80%  -39.80% to  -39.32%
December 31, 2007      85 $10.75145 to  $11.65038 $    931   1.94%    1.15%  to   1.80%    0.27% to    0.92%
December 31, 2006      25 $11.50163 to  $11.57321 $    272   0.55%    1.40%  to   1.75%   10.67% to   11.05%

                                      AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010   1,711 $11.39318 to  $16.26883 $ 20,899   0.39%    1.00%  to   2.85%   15.56% to   19.26%
December 31, 2009     704 $ 9.76890 to  $13.76951 $  7,797   1.19%    1.15%  to   2.55%   33.15% to   47.95%
December 31, 2008     333 $ 6.65868 to  $ 9.18555 $  2,681   0.61%    1.15%  to   1.90%  -50.92% to  -50.55%
December 31, 2007     330 $13.55366 to  $18.62348 $  5,662   0.66%    1.15%  to   1.80%   38.01% to   38.90%
December 31, 2006     235 $13.34553 to  $13.44068 $  3,031   0.27%    1.40%  to   1.80%   13.82% to   14.27%

                                      AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010  16,476 $10.44562 to  $13.30202 $178,780   0.79%    0.95%  to   2.85%    6.24% to   10.43%
December 31, 2009   4,962   9.48714 to   12.15888 $ 50,136   1.94%    1.15%  to   2.55%   20.65% to   22.97%
December 31, 2008   1,437 $ 7.74163 to  $ 8.78196 $ 11,921   1.95%    1.15%  to   2.40%  -27.68% to  -23.34%
December 31, 2007     621 $11.09246 to  $12.03647 $  7,244   2.40%    1.15%  to   2.40%    3.82% to    5.11%
December 31, 2006      58 $11.30993 to  $11.49135 $    656   1.21%    1.50%  to   2.40%    9.86% to   10.83%

                                             AST MFS GLOBAL EQUITY PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010     600 $10.33903 to  $14.70491 $  6,737   0.40%    0.55%  to   2.55%    8.66% to   10.94%
December 31, 2009     157 $ 9.36927 to  $13.37974 $  1,625   1.58%    1.15%  to   2.55%   29.06% to   32.83%
December 31, 2008      46 $ 7.73203 to  $ 9.03881 $    374   1.20%    1.15%  to   1.90%  -35.22% to  -34.74%
December 31, 2007      51 $11.92451 to  $13.88494 $    653   2.68%    1.15%  to   1.80%    7.46% to    8.15%
December 31, 2006      31 $12.79078 to  $12.87030 $    376   0.40%    1.40%  to   1.75%   22.17% to   22.59%

                                       AST JPMORGAN INTERNATIONAL EQUITY PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010   1,247 $ 9.19808 to  $14.30022 $ 12,690   0.94%    0.55%  to   2.70%    4.51% to    7.63%
December 31, 2009     446 $ 8.73715 to  $13.60349 $  4,142   3.19%    1.15%  to   2.55%   33.02% to   34.60%
December 31, 2008     119 $ 6.54565 to  $ 8.06508 $    847   2.58%    1.15%  to   1.90%  -42.48% to  -42.05%
December 31, 2007     101 $11.36747 to  $13.95132 $  1,284   1.73%    1.15%  to   1.80%    7.50% to    8.19%
December 31, 2006      69 $12.84720 to  $12.92733 $    848   0.74%    1.40%  to   1.75%   20.69% to   21.10%

                                         AST T. ROWE PRICE GLOBAL BOND PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010     830 $10.23639 to  $12.51967 $  9,083   2.31%    1.00%  to   2.85%    2.58% to    4.70%
December 31, 2009     245 $10.44910 to  $11.97584 $  2,848   7.36%    1.15%  to   2.15%    9.75% to   11.06%
December 31, 2008     160 $ 9.44110 to  $10.80461 $  1,667   4.52%    1.15%  to   1.80%   -5.95% to   -3.54%
December 31, 2007      92 $10.62669 to  $11.20170 $    996   2.92%    1.15%  to   1.80%    7.70% to    8.39%
December 31, 2006      58 $ 9.86229 to  $ 9.92364 $    580   1.18%    1.40%  to   1.75%    4.45% to    4.81%

                                        AST AGGRESSIVE ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010   1,007 $ 9.12442 to  $14.22692 $  9,779   0.47%    1.15%  to   2.55%   11.79% to   13.33%
December 31, 2009   1,080 $ 8.06289 to  $12.72682 $  9,291   1.01%    1.15%  to   2.55%   -0.05% to   26.97%
December 31, 2008     296 $ 6.48888 to  $ 7.01024 $  1,988   0.72%    1.15%  to   2.15%  -43.54% to  -42.98%
December 31, 2007     321 $11.45397 to  $12.32551 $  3,816   0.16%    1.15%  to   1.80%    7.61% to    8.31%
December 31, 2006     201 $11.36629 to  $11.40838 $  2,245   0.00%    1.40%  to   1.75%   13.70% to   14.09%

                                      AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010  20,678 $ 9.65397 to  $13.70422 $217,009   1.00%    0.95%  to   2.85%    7.78% to   12.25%
December 31, 2009  12,118 $ 8.62574 to  $12.32315 $112,363   1.89%    1.15%  to   2.55%   22.27% to   23.91%
December 31, 2008   7,656 $ 6.97189 to  $ 7.79077 $ 57,872   0.96%    1.15%  to   2.65%  -36.62% to  -31.11%
December 31, 2007   7,141 $11.26366 to  $12.14221 $ 84,864   0.23%    1.15%  to   2.75%    6.78% to    8.48%
December 31, 2006   3,861 $11.10359 to  $11.22130 $ 42,817   0.00%    1.40%  to   2.40%   11.02% to   12.11%

                                      A70

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                                   AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010  22,016 $ 9.28559 to  $13.43083 $232,089   0.84%    0.55%  to   2.85%    7.50% to   10.91%
December 31, 2009  14,229 $ 8.58144 to  $12.22943 $134,688   2.36%    0.95%  to   2.50%   21.32% to   23.19%
December 31, 2008  10,411 $ 7.20298 to  $ 7.99594 $ 80,836   1.14%    1.00%  to   2.40%  -33.43% to  -28.71%
December 31, 2007   9,980 $10.91282 to  $11.89376 $116,304   0.37%    1.00%  to   2.40%    6.64% to    7.96%
December 31, 2006   5,593 $10.92810 to  $11.04402 $ 61,064   0.00%    1.40%  to   2.40%    9.15% to   10.23%

                                         AST BALANCED ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010  30,549 $ 9.68344 to  $13.27946 $330,206   0.76%    0.95%  to   2.85%    6.86% to   11.26%
December 31, 2009  17,628 $ 8.92139 to  $12.05401 $173,025   1.32%    0.95%  to   2.55%   -0.30% to   22.14%
December 31, 2008   6,523 $ 7.42670 to  $ 8.27064 $ 52,641   1.01%    1.15%  to   2.40%  -30.37% to  -26.37%
December 31, 2007   5,009 $11.24456 to  $11.76251 $ 58,099   0.40%    1.15%  to   2.40%    6.51% to    7.83%
December 31, 2006   1,998 $10.82085 to  $10.93553 $ 21,644   0.00%    1.40%  to   2.40%    7.97% to    9.04%

                                       AST PRESERVATION ASSET ALLOCATION PORTFOLIO
                   --------------------------------------------------------------------------------------
December 31, 2010  18,568 $10.51978 to  $12.60207 $204,499   1.18%    0.95%  to   2.85%    5.32% to    9.48%
December 31, 2009   8,321 $ 9.68149 to  $11.61945 $ 87,353   1.01%    1.00%  to   2.50%   -0.26% to   18.91%
December 31, 2008   2,403 $ 8.57497 to  $ 9.09941 $ 21,353   0.78%    1.00%  to   2.40%  -21.37% to  -20.28%
December 31, 2007     882 $11.11502 to  $11.45988 $  9,942   0.32%    1.15%  to   2.40%    6.16% to    7.48%
December 31, 2006     431 $10.57706 to  $10.68916 $  4,569   0.00%    1.40%  to   2.40%    5.44% to    6.47%

                           AST FIRST TRUST BALANCED TARGET PORTFOLIO (AVAILABLE MAY 01, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2010   9,357 $ 9.46532 to  $13.80890 $ 99,358   1.32%    0.95%  to   2.85%    9.61% to   13.06%
December 31, 2009   3,171 $ 8.51674 to  $12.30994 $ 28,154   3.78%    1.15%  to   2.65%   20.65% to   22.94%
December 31, 2008   1,611 $ 7.05881 to  $ 7.34272 $ 11,611   2.06%    1.15%  to   2.65%  -36.18% to  -35.23%
December 31, 2007     993 $11.06059 to  $11.35095 $ 11,119   0.55%    1.15%  to   2.65%    5.74% to    7.32%
December 31, 2006     337 $10.52149 to  $10.59531 $  3,555   0.00%    1.50%  to   2.40%    5.24% to    5.97%

                    AST FIRST TRUST CAPITAL APPRECIATION TARGET PORTFOLIO (AVAILABLE MARCH 20, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2010   9,121 $ 8.66171 to  $14.20708 $ 97,680   0.81%    0.55%  to   2.85%   14.67% to   17.84%
December 31, 2009   3,465 $ 7.87730 to  $12.16947 $ 29,024   2.13%    1.00%  to   2.65%   21.40% to   24.79%
December 31, 2008   1,205 $ 6.41884 to  $ 6.74838 $  7,954   1.20%    1.15%  to   2.65%  -42.24% to  -41.38%
December 31, 2007     979 $11.11363 to  $11.52104 $ 11,130   0.29%    1.15%  to   2.65%    8.53% to   10.14%
December 31, 2006     340 $10.42368 to  $10.49631 $  3,547   0.00%    1.50%  to   2.40%    4.26% to    4.98%

                              AST ADVANCED STRATEGIES PORTFOLIO (AVAILABLE MARCH 20, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2010  11,837 $10.05863 to  $13.85960 $129,172   0.87%    0.55%  to   2.85%    8.44% to   12.58%
December 31, 2009   3,810 $ 9.34808 to  $12.42655 $ 37,034   2.84%    1.00%  to   2.65%   22.94% to   24.95%
December 31, 2008   2,220 $ 7.60358 to  $ 7.98587 $ 17,350   1.77%    1.15%  to   2.65%  -31.62% to  -30.60%
December 31, 2007   1,280 $11.11930 to  $11.53588 $ 14,537   0.53%    1.15%  to   2.65%    6.67% to    8.26%
December 31, 2006     461 $10.60042 to  $10.68200 $  4,891   0.00%    1.50%  to   2.40%    6.02% to    6.84%

                          AST T. ROWE PRICE LARGE-CAP GROWTH PORTFOLIO (AVAILABLE MAY 01, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2010   1,233 $10.65531 to  $14.96577 $ 13,734   0.00%    0.55%  to   2.85%   10.89% to   14.49%
December 31, 2009     478 $ 9.36618 to  $13.17447 $  4,644   0.00%    1.15%  to   2.00%   31.92% to   51.63%
December 31, 2008     282 $ 6.21674 to  $ 6.60360 $  1,770   0.14%    1.15%  to   1.90%  -41.68% to  -38.77%
December 31, 2007      40 $11.11888 to  $11.23891 $    445   0.14%    1.15%  to   1.80%    6.31% to    7.00%
December 31, 2006      28 $10.45877 to  $10.50381 $    290   0.00%    1.15%  to   1.80%    5.22% to    5.67%

                                   AST MONEY MARKET PORTFOLIO (AVAILABLE MAY 01, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2010   1,274 $ 9.59652 to  $10.55197 $ 12,842   0.02%    1.15%  to   2.85%   -2.46% to   -1.02%
December 31, 2009     540 $ 9.83880 to  $10.67105 $  5,650   0.21%    1.15%  to   2.55%   -1.87% to   -0.90%
December 31, 2008     328 $10.09598 to  $10.76754 $  3,490   2.30%    1.15%  to   2.30%    0.20% to    1.34%
December 31, 2007     122 $10.40843 to  $10.62479 $  1,284   4.67%    1.15%  to   2.40%    2.43% to    3.70%
December 31, 2006      17 $10.20125 to  $10.24522 $    173   3.26%    1.15%  to   1.80%    2.02% to    2.45%

                                 AST SMALL-CAP GROWTH PORTFOLIO (AVAILABLE MAY 01, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2010     507 $11.54673 to  $12.68615 $  6,183   0.20%    1.15%  to   2.70%   25.91% to   34.87%
December 31, 2009     313 $ 8.64603 to  $ 8.96499 $  2,783   0.05%    1.15%  to   2.15%   31.09% to   32.39%
December 31, 2008     259 $ 6.63894 to  $ 6.77186 $  1,750   0.00%    1.15%  to   1.90%  -36.21% to  -33.33%
December 31, 2007      11 $10.42523 to  $10.53785 $    114   0.00%    1.15%  to   1.80%    5.25% to    5.93%
December 31, 2006       4 $ 9.90555 to  $ 9.94820 $     39   0.00%    1.15%  to   1.80%    0.01% to    0.43%

                                      A71

                               AT YEAR ENDED                              FOR YEAR ENDED
                   --------------------------------------  -----------------------------------------------
                                                    NET    INVESTMENT
                   UNITS        UNIT VALUE         ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST      (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  -------- ---------- -----------------  ------------------
                             AST PIMCO TOTAL RETURN BOND PORTFOLIO (AVAILABLE MAY 01, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2010  12,278 $10.27781 to  $13.12390 $134,467   1.50%    0.55%  to   2.85%    2.72% to    6.65%
December 31, 2009   5,519 $ 9.92693 to  $12.32370 $ 59,184   0.89%    1.15%  to   2.55%   -0.63% to   15.43%
December 31, 2008     377 $ 9.41587 to  $10.69755 $  3,968   3.46%    1.15%  to   1.90%   -5.98% to   -3.37%
December 31, 2007     189 $10.95233 to  $11.07079 $  2,078   3.06%    1.15%  to   1.80%    6.38% to    7.07%
December 31, 2006      94 $10.29524 to  $10.33968 $    968   0.00%    1.15%  to   1.80%    3.25% to    3.69%

                               AST INTERNATIONAL VALUE PORTFOLIO (AVAILABLE MAY 01, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2010     408 $ 8.80034 to  $14.29181 $  4,276   0.67%    1.15%  to   2.85%    7.95% to    9.82%
December 31, 2009     164 $ 8.02537 to  $13.11671 $  1,466   1.96%    1.15%  to   2.55%   27.75% to   29.64%
December 31, 2008      72 $ 6.84949 to  $ 7.03242 $    499   2.55%    1.15%  to   2.15%  -45.18% to  -44.64%
December 31, 2007      91 $12.56729 to  $12.70293 $  1,152   1.64%    1.15%  to   1.80%   15.71% to   16.46%
December 31, 2006      27 $10.86090 to  $10.90770 $    293   0.00%    1.15%  to   1.80%    8.50% to    8.96%

                               AST INTERNATIONAL GROWTH PORTFOLIO (AVAILABLE MAY 01, 2006)
                   --------------------------------------------------------------------------------------
December 31, 2010     593 $ 8.39779 to  $14.92060 $  6,331   0.26%    1.15%  to   2.85%   11.65% to   13.98%
December 31, 2009     160 $ 7.42983 to  $13.28533 $  1,308   1.40%    1.15%  to   2.10%   30.98% to   33.75%
December 31, 2008      76 $ 5.56317 to  $ 6.16356 $    463   1.43%    1.15%  to   1.80%  -51.11% to  -44.91%
December 31, 2007      60 $12.39320 to  $12.52703 $    749   0.52%    1.15%  to   1.80%   16.94% to   17.69%
December 31, 2006      43 $10.59814 to  $10.64379 $    453   0.00%    1.15%  to   1.80%    6.07% to    6.52%

                                              NVIT DEVELOPING MARKETS FUND
                   --------------------------------------------------------------------------------------
December 31, 2010     151 $16.89594 to  $17.28741 $  2,586   0.00%    1.40%  to   1.80%   14.09% to   14.54%
December 31, 2009     161 $14.80944 to  $15.09299 $  2,415   1.13%    1.40%  to   1.80%   59.36% to   59.99%
December 31, 2008     168 $ 9.31057 to  $ 9.43370 $  1,579   0.74%    1.40%  to   1.75%  -58.59% to  -58.44%
December 31, 2007     230 $22.48208 to  $22.70075 $  5,203   0.30%    1.40%  to   1.75%   41.03% to   41.52%
December 31, 2006      42 $15.94128 to  $16.04073 $    676   0.58%    1.40%  to   1.75%   32.27% to   32.72%

                        AST WESTERN ASSET CORE PLUS BOND PORTFOLIO (AVAILABLE NOVEMBER 19, 2007)
                   --------------------------------------------------------------------------------------
December 31, 2010   2,192 $10.32483 to  $11.38650 $ 23,213   1.26%    1.00%  to   2.85%    3.27% to    6.73%
December 31, 2009     555 $10.05881 to  $10.76877 $  5,704   2.74%    1.15%  to   2.15%    7.80% to   10.36%
December 31, 2008      43 $ 9.12808 to  $ 9.32157 $    399   0.13%    1.30%  to   1.80%   -8.80% to   -6.61%
December 31, 2007       3 $ 9.98048 to  $ 9.98048 $     31   0.00%    1.60%  to   1.60%   -0.18% to   -0.18%

                            AST INVESTMENT GRADE BOND PORTFOLIO (AVAILABLE JANUARY 28, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2010     469 $10.57538 to  $13.00047 $  6,003   7.78%    0.95%  to   2.25%    5.69% to    9.55%
December 31, 2009   1,117 $11.72128 to  $11.86699 $ 13,151   1.36%    1.15%  to   1.80%    9.34% to   10.04%
December 31, 2008   4,157 $10.72041 to  $10.78453 $ 44,675   0.00%    1.15%  to   1.80%    7.22% to    7.86%

                                  AST BOND PORTFOLIO 2018 (AVAILABLE JANUARY 28, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2010      18 $12.01294 to  $12.09943 $    211   0.93%    1.90%  to   2.15%    8.85% to    9.11%
December 31, 2009      30 $11.03670 to  $11.08899 $    332   0.33%    1.50%  to   2.15%   -8.03% to   -7.44%
December 31, 2008       6 $12.00012 to  $12.07153 $     75   0.00%    1.50%  to   2.15%   20.02% to   20.73%

                                  AST BOND PORTFOLIO 2019 (AVAILABLE JANUARY 28, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2010       3 $11.88816 to  $12.18296 $     33   0.74%    1.30%  to   2.15%    9.02% to    9.93%
December 31, 2009      14 $10.90486 to  $11.08225 $    156   0.27%    1.30%  to   2.15%   -9.64% to   -8.88%
December 31, 2008       3 $12.06868 to  $12.16291 $     41   0.00%    1.30%  to   2.15%   20.71% to   21.64%

                               AST GLOBAL REAL ESTATE PORTFOLIO (AVAILABLE JULY 21, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2010     289 $ 9.41466 to  $16.44739 $  3,166   1.17%    1.15%  to   2.85%   14.96% to   18.83%
December 31, 2009      79 $ 8.02826 to  $13.95016 $    651   0.69%    1.15%  to   2.50%   31.80% to   41.49%
December 31, 2008       1 $ 6.10058 to  $ 6.11016 $      5   0.00%    1.80%  to   2.15%  -40.04% to  -39.95%
                       AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO (AVAILABLE JULY 21, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2010   1,468 $10.76214 to  $17.76396 $ 17,086   0.28%    1.15%  to   2.85%   16.62% to   20.88%
December 31, 2009     303 $ 9.02175 to  $14.81166 $  2,792   0.25%    1.15%  to   2.50%   47.32% to   64.95%
December 31, 2008       2 $ 5.57715 to  $ 5.57838 $     11   0.00%    1.50%  to   1.55%  -44.79% to  -44.78%

                     FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND (AVAILABLE MAY 01, 2008)
                   --------------------------------------------------------------------------------------
December 31, 2010  10,403 $ 9.04060 to  $13.88351 $106,344   3.82%    0.95%  to   2.85%    5.95% to    8.99%
December 31, 2009   2,729 $ 8.39751 to  $12.83927 $ 23,605   4.92%    1.15%  to   2.40%   27.02% to   28.84%
December 31, 2008     486 $ 6.61132 to  $ 6.66608 $  3,230   3.31%    1.15%  to   2.40%  -34.40% to  -33.86%

                                      A72

                               AT YEAR ENDED                             FOR YEAR ENDED
                   -------------------------------------  -----------------------------------------------
                                                   NET    INVESTMENT
                   UNITS        UNIT VALUE        ASSETS    INCOME   EXPENSE RATIO**     TOTAL RETURN***
                   (000S)   LOWEST -- HIGHEST     (000S)    RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------ ----------------------  ------- ---------- -----------------  ------------------
                          AST GOLDMAN SACHS SMALL-CAP VALUE PORTFOLIO (AVAILABLE MAY 01, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2010    791  $11.42102 to  $15.88201 $ 9,197   0.35%    0.55%  to   2.70%   14.62% to   25.51%
December 31, 2009    188  $ 9.46659 to  $12.77276 $ 1,808   0.58%    1.15%  to   2.15%   24.18% to   28.33%
December 31, 2008      4  $ 7.62336 to  $ 7.64561 $    30   0.00%    1.50%  to   2.15%  -24.02% to  -23.80%

                           AST CLS GROWTH ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2010  5,917  $ 9.19665 to  $13.85815 $62,348   0.24%    0.55%  to   2.85%    9.18% to   13.04%
December 31, 2009  1,375  $ 8.24406 to  $12.35611 $11,560   0.44%    1.15%  to   2.50%   22.92% to   25.66%
December 31, 2008    240  $ 6.66587 to  $ 6.72112 $ 1,608   0.03%    1.15%  to   2.40%  -34.00% to  -33.45%

                          AST CLS MODERATE ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2010  7,792  $ 9.60436 to  $13.11882 $81,960   0.42%    0.95%  to   2.85%    7.21% to   10.65%
December 31, 2009  1,753  $ 8.79604 to  $11.95029 $15,710   0.29%    1.15%  to   2.50%   19.03% to   21.99%
December 31, 2008    135  $ 7.31182 to  $ 7.37228 $   991   0.03%    1.15%  to   2.40%  -27.47% to  -26.87%

                         AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2010  3,330  $ 9.76990 to  $13.68833 $35,436   0.23%    0.95%  to   2.85%    8.19% to   12.52%
December 31, 2009    810  $ 8.78979 to  $12.26108 $ 7,410   0.23%    1.15%  to   2.40%   22.11% to   25.23%
December 31, 2008     61  $ 7.11750 to  $ 7.16470 $   435   0.01%    1.15%  to   2.15%  -29.61% to  -29.15%

                        AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2010  6,330  $ 9.95339 to  $12.99556 $66,678   0.38%    0.95%  to   2.85%    6.37% to   10.33%
December 31, 2009  2,050  $ 9.13296 to  $11.87199 $19,145   0.20%    1.15%  to   2.40%   18.43% to   22.22%
December 31, 2008    238  $ 7.57974 to  $ 7.64237 $ 1,815   0.01%    1.15%  to   2.40%  -24.87% to  -24.25%

                         AST FI PYRAMIS(R) ASSET ALLOCATION PORTFOLIO (AVAILABLE MAY 01, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2010  3,298  $ 9.78877 to  $13.32052 $35,509   0.24%    0.55%  to   2.85%    8.04% to   12.26%
December 31, 2009    504  $ 8.84522 to  $11.98361 $ 4,585   0.33%    0.95%  to   2.40%   18.39% to   20.09%
December 31, 2008     44  $ 7.47127 to  $ 7.53310 $   330   0.01%    1.15%  to   2.40%  -26.05% to  -25.44%

                                 PROFUND VP CONSUMER SERVICES (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2010     30  $10.86622 to  $10.86622 $   322   0.00%    1.50%  to   1.50%   19.60% to   19.60%
December 31, 2009     26  $ 9.08577 to  $ 9.08577 $   238   0.00%    1.50%  to   1.50%   28.87% to   28.87%

                                   PROFUND VP CONSUMER GOODS (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2010     29  $10.63581 to  $10.63581 $   314   0.54%    1.50%  to   1.50%   15.63% to   15.63%
December 31, 2009     26  $ 9.19832 to  $ 9.19832 $   242   1.51%    1.50%  to   1.50%   19.77% to   19.77%

                                     PROFUND VP FINANCIALS (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2010     77  $ 6.53605 to  $ 6.53605 $   503   0.29%    1.50%  to   1.50%    9.29% to    9.29%
December 31, 2009     62  $ 5.98047 to  $ 5.98047 $   372   2.43%    1.50%  to   1.50%   13.31% to   13.31%

                                    PROFUND VP HEALTH CARE (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2010     37  $ 9.96007 to  $ 9.96007 $   373   0.28%    1.50%  to   1.50%    1.32% to    1.32%
December 31, 2009     32  $ 9.82996 to  $ 9.82996 $   313   0.89%    1.50%  to   1.50%   17.79% to   17.79%

                                    PROFUND VP INDUSTRIALS (AVAILABLE MAY 01, 2008)
                   -------------------------------------------------------------------------------------
December 31, 2010     40  $ 9.09853 to  $11.41249 $   364   0.23%    1.50%  to   1.55%   14.03% to   21.92%
December 31, 2009     41  $ 7.46270 to  $ 7.46270 $   304   1.28%    1.50%  to   1.50%   22.27% to   22.27%
December 31, 2008      1  $ 6.10367 to  $ 6.10367 $     6   0.16%    1.50%  to   1.50%  -39.96% to  -39.96%

                                   PROFUND VP MID-CAP GROWTH (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2010      8  $10.53374 to  $10.70104 $    89   0.00%    1.50%  to   2.10%   25.78% to   26.52%
December 31, 2009      7  $ 8.37491 to  $ 8.45797 $    62   0.00%    1.50%  to   2.10%   35.47% to   36.27%

                                   PROFUND VP MID-CAP VALUE (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2010      7  $ 9.90192 to  $ 9.90192 $    71   0.29%    1.50%  to   1.50%   18.67% to   18.67%
December 31, 2009     10  $ 8.34400 to  $ 8.34400 $    85   1.42%    1.50%  to   1.50%   28.94% to   28.94%

                                    PROFUND VP REAL ESTATE (AVAILABLE MAY 01, 2009)
                   -------------------------------------------------------------------------------------
December 31, 2010     16  $ 8.46186 to  $11.54906 $   133   3.89%    1.50%  to   1.90%   15.86% to   22.85%
December 31, 2009     18  $ 6.91515 to  $ 6.96107 $   122   3.45%    1.50%  to   1.90%   25.51% to   26.01%

                                      A73

                              AT YEAR ENDED                                   FOR YEAR ENDED
                   ------------------------------------         ---------------------------------------------
                                                          NET   INVESTMENT
                   UNITS               UNIT VALUE        ASSETS   INCOME   EXPENSE RATIO**    TOTAL RETURN***
                   (000S)          LOWEST -- HIGHEST     (000S)   RATIO*   LOWEST -- HIGHEST  LOWEST -- HIGHEST
                   ------        ----------------------  ------ ---------- -----------------  ----------------
                                PROFUND VP SMALL-CAP GROWTH (AVAILABLE MAY 01, 2009)
                   ----------------------------------------------------------------------------------
December 31, 2010     3          $10.49669 to  $10.49669 $   28    0.00%   1.50%  to   1.50%  23.87% to  23.87%
December 31, 2009     4          $ 8.47414 to  $ 8.47414 $   35    0.00%   1.50%  to   1.50%  24.31% to  24.31%

                                 PROFUND VP SMALL-CAP VALUE (AVAILABLE MAY 01, 2009)
                   ----------------------------------------------------------------------------------
December 31, 2010     2          $10.25585 to  $10.25585 $   25    0.10%   1.50%  to   1.50%  20.30% to  20.30%
December 31, 2009     2          $ 8.52534 to  $ 8.52534 $   20    0.41%   1.50%  to   1.50%  18.62% to  18.62%

                               PROFUND VP TELECOMMUNICATIONS (AVAILABLE MAY 01, 2009)
                   ----------------------------------------------------------------------------------
December 31, 2010    28          $ 8.76916 to  $12.16509 $  245    2.84%   1.50%  to   1.55%  13.98% to  21.09%
December 31, 2009    29          $ 7.69379 to  $ 7.69379 $  221   11.48%   1.50%  to   1.50%   5.73% to   5.73%

                                    PROFUND VP UTILITIES (AVAILABLE MAY 01, 2009)
                   ----------------------------------------------------------------------------------
December 31, 2010    30          $ 8.14003 to  $10.77660 $  244    2.49%   1.50%  to   1.90%   3.97% to   7.40%
December 31, 2009    23          $ 7.82890 to  $ 7.88054 $  181    6.24%   1.50%  to   1.90%   8.67% to   9.10%

                                PROFUND VP LARGE-CAP GROWTH (AVAILABLE MAY 01, 2009)
                   ----------------------------------------------------------------------------------
December 31, 2010     5          $ 9.43387 to  $ 9.58358 $   46    0.07%   1.50%  to   2.10%  10.86% to  11.51%
December 31, 2009     8          $ 8.51005 to  $ 8.59420 $   65    0.00%   1.50%  to   2.10%  27.07% to  27.82%

                                 PROFUND VP LARGE-CAP VALUE (AVAILABLE MAY 01, 2009)
                   ----------------------------------------------------------------------------------
December 31, 2010    17          $ 8.21947 to  $ 8.21947 $  139    0.96%   1.50%  to   1.50%  11.23% to  11.23%
December 31, 2009    15          $ 7.38987 to  $ 7.38987 $  111    1.33%   1.50%  to   1.50%  17.70% to  17.70%

                               AST BOND PORTFOLIO 2020 (AVAILABLE ON JANUARY 02, 2009)
                   ----------------------------------------------------------------------------------
December 31, 2010   331          $ 9.54633 to  $10.66744 $3,199    0.00%   1.30%  to   2.55%   6.10% to  10.41%
December 31, 2009    --          $ 0.00000 to  $ 0.00000 $   --    0.00%   1.30%  to   2.15%  -6.43% to  -5.91%

                       AST JENNISON LARGE-CAP VALUE PORTFOLIO (AVAILABLE ON NOVEMBER 16, 2009)
                   ----------------------------------------------------------------------------------
December 31, 2010   251          $10.51922 to  $11.58869 $2,684    0.02%   1.15%  to   2.45%   5.50% to  12.43%
December 31, 2009    11          $10.29877 to  $10.30741 $  109    0.00%   1.15%  to   1.80%   1.51% to   1.59%

                      AST JENNISON LARGE-CAP GROWTH PORTFOLIO (AVAILABLE ON NOVEMBER 16, 2009)
                   ----------------------------------------------------------------------------------
December 31, 2010   193          $10.71155 to  $11.33263 $2,096    0.00%   1.15%  to   2.70%   7.43% to  10.05%
December 31, 2009     4          $10.29227 to  $10.29766 $   42    0.00%   1.15%  to   1.55%   2.06% to   2.11%

                   CREDIT SUISSE TRUST INTERNATIONAL EQUITY FLEX III PORTFOLIO (AVAILABLE ON DECEMBER 14, 2009)
                   ----------------------------------------------------------------------------------
December 31, 2010    85          $11.17366 to  $11.17971 $  945    0.10%   1.35%  to   1.40%  10.68% to  10.74%
December 31, 2009    96          $10.09539 to  $10.09567 $  973    0.00%   1.35%  to   1.40%   0.28% to   0.28%

                               AST BOND PORTFOLIO 2017 (AVAILABLE ON JANUARY 4, 2010)
                   ----------------------------------------------------------------------------------
December 31, 2010    19          $10.52124 to  $10.59081 $  205    0.00%   1.90%  to   2.70%   5.24% to   5.92%

                               AST BOND PORTFOLIO 2021 (AVAILABLE ON JANUARY 4, 2010)
                   ----------------------------------------------------------------------------------
December 31, 2010   396          $10.93130 to  $11.06626 $4,359    0.00%   1.30%  to   2.55%   9.31% to  10.66%

                   WELLS FARGO ADVANTAGE VT CORE EQUITY PORTFOLIO SHARE CLASS 1 (AVAILABLE ON JULY 16, 2010)
                   ----------------------------------------------------------------------------------
December 31, 2010    22          $14.22981 to  $14.47992 $  313    0.00%   1.50%  to   1.75%  22.51% to  22.65%

                        WELLS FARGO ADVANTAGE VT INTERNATIONAL EQUITY PORTFOLIO SHARE CLASS 1
                                            (AVAILABLE ON JULY 16, 2010)
                   ----------------------------------------------------------------------------------
December 31, 2010    17          $14.36608 to  $14.61842 $  242    0.00%   1.50%  to   1.75%  20.88% to  21.01%

                   WELLS FARGO ADVANTAGE VT OMEGA GROWTH PORTFOLIO SHARE CLASS 1 (AVAILABLE ON JULY 16, 2010)
                   ----------------------------------------------------------------------------------
December 31, 2010   188          $ 1.95742 to  $ 1.99650 $  368    0.00%   1.50%  to   1.75%  26.08% to  26.21%

                          WELLS FARGO ADVANTAGE VT SMALL CAP GROWTH PORTFOLIO SHARE CLASS 1
                                            (AVAILABLE ON JULY 16, 2010)
                   ----------------------------------------------------------------------------------
December 31, 2010    --          $12.24453 to  $12.24453 $   --    0.00%   0.00%  to   0.00%  27.64% to  27.64%

                   WELLS FARGO ADVANTAGE VT SMALL CAP VALUE PORTFOLIO SHARE CLASS 1 (AVAILABLE ON JULY 16, 2010
                   ----------------------------------------------------------------------------------
December 31, 2010     6          $11.79975 to  $11.81311 $   71    0.00%   1.50%  to   1.75%  21.84% to  21.98%

                                      A74

        --------
        * These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. This ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

        ** These ratios represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

        ***These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Product designs within a subaccount with an effective date during a period were excluded from the range of total return for that period. Contract owners may experience different total returns based on their investment options. Investment options with a date notation indicate the effective date of that investment option in the Account. Total returns for periods less than one year are not annualized. The total return is calculated for each of the five years in the period ended December 31, 2010 or from the effective date of the subaccount through the end of the reporting period.

        A. MORTALITY RISK AND EXPENSE RISK CHARGES

        The mortality risk and expense risk charges are applied daily against the net assets of the separate account attributable to each of the contracts. Mortality risk is that annuitants may live longer than estimated and expense risk is that the cost of issuing and administering the contracts may exceed related charges by Pruco Life of New Jersey. The mortality risk and expense risk charges are assessed through the reduction in unit values.

        B. ADMINISTRATION CHARGE

        The administration charge is applied daily against the net assets held in each subaccount. Administration charges include costs associated with issuing the contract, establishing and maintaining records, and providing reports to contract owners. This charge is assessed through the redemption of units.

 ASSET-BASED
 CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
 ------------ ----------------------------------------------------------------
    0.55%     Premier Retirement Advisor - No Optional Benefits
    0.95%     Premier Bb Series - No Optional Benefits
              Premier Retirement Advisor - With HAV
    1.15%     Premier B Series - No Optional Benefits
              Premier Retirement Advisor - With HD GRO II OR GRO Plus II
    1.20%     Premier Bb Series with HAV
    1.30%     Premier Bb Series - with HD GRO
              Premier Retirement B - No Optional Benefits
    1.35%     Discovery Choice Basic - No Optional Benefits
              Premier Bb Series - with HAV
    1.40%     No Optional Benefits
                Discovery Select Variable Annuity (0.15% Admin and 1.25% M&E)
                Strategic Partners Annuity One
                Strategic Partners Annuity One Enhanced - Non Bonus Version

                                      A75

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ ----------------------------------------------------------------------------------------------
               Strategic Partners Annuity One Enhanced III - Non Bonus Version
               Strategic Partners Plus
               Strategic Partners Plus Enhanced - Non Bonus Version
               Strategic Partners Plus Enhanced III - Non Bonus Version
               Strategic Partners Advisor
             Premier B Series with HAV
   1.50%     No Optional Benefits
               Strategic Partners Annuity One Enhanced - Bonus Version
               Strategic Partners Annuity One Enhanced III - Bonus Version
               Strategic Partners Plus Enhanced - Bonus Version
               Strategic Partners Plus Enhanced III - Bonus Version
               Premier L Series
             Premier B Series with HD GRO
   1.52%     Strategic Partners Select GMDB with Step Up and Roll Up
   1.55%     Premier X Series - No Optional Benefits
             Premier B Series with HAV
             Premier Bb Series with LT5 or HD5
             Premier Bb Series with HD GRO
             Premier Bb Series with HD GRO and HAV
             Premier Retirement Advisor - With HAV and HD GRO II OR HAV and GRO Plus II
   1.60%     No Optional Benefits
             Strategic Partners FlexElite
             GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One
               Strategic Partners Annuity One Enhanced - Non Bonus Version
               Strategic Partners Plus
               Strategic Partners Plus Enhanced - Non Bonus Version
   1.65%     Discovery Choice Enhanced - No Optional Benefit
             GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced III - Non Bonus Version
               Strategic Partners Plus Enhanced III - Non Bonus Version
               Strategic Partners Advisor with GMDB with Step Up and Roll Up
   1.70%     GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced - Bonus Version
               Strategic Partners Plus Enhanced - Bonus Version
             GMDB with-Greater of Roll Up and Step Up
               Strategic Partners Annuity One
               Strategic Partners Annuity One Enhanced - Non Bonus Version
               Strategic Partners Plus Enhanced - Non Bonus Version
             GMDB with Step Up and Roll Up
               Strategic Partners Plus
               Strategic Partners Plus Enhanced - Non Bonus Version
             Premier Bb Series with SLT5 and GMIB and HAV
             Premier Retirement B - With HAV
             Premier Retirement L - No Optional Benefits
   1.75%     Premier B Series with LT5 or HD5 or HD GRO
             GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced III - Bonus Version
               Strategic Partners Plus Enhanced III - Bonus Version
             Premier B Series with HD GRO and HAV
             Premier L Series with HAV
             Premier Retirement C - No Optional Benefits
   1.80%     Strategic Partners FlexElite with GMDB Annual Step Up or 5% Roll Up
             Strategic Partners Plus Enhanced - Bonus Version with GMDB with Step Up and Roll Up
             Strategic Partners Annuity One Enhanced - Bonus Version with GMDB with Greater of Roll Up and
              Step Up
             Premier X Series with HAV
             Premier Bb Series with LT5 or HD5 and HAV
             Premier Bb Series with HD GRO and HAV
   1.85%     Premier L Series with HD GRO
             Premier Retirement X - No Optional Benefits

                                      A76

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ -------------------------------------------------------------------------------------------
   1.90%     Premier B Series with SLT5
             Premier L Series with HAV
               Strategic Partners FlexElite with GMDB with Greater of Roll Up and Step Up
             Premier X Series with HD GRO
             Premier Retirement B - With HD GRO II OR GRO Plus II
   1.95%     Premier Bb Series with GMIB and HDV or Combo
             Premier X Series with HAV
             Premier Bb Series with HD GRO and HAV
   2.00%     With LT5 or HD5
               Strategic Partners Annuity One Enhanced - Non Bonus Version
               Strategic Partners Annuity One Enhanced III - Non Bonus Version
               Strategic Partners Plus Enhanced - Non Bonus Version
               Strategic Partners Plus Enhanced III - Non Bonus Version
               Strategic Partners Advisor
             Premier B Series with LT5
             Premier B Series with HD5 and HAV
             Premier B Series with HD GRO and HAV
   2.10%     With LT5 or HD5
               Strategic Partners Annuity One Enhanced - Bonus Version
               Strategic Partners Annuity One Enhanced III - Bonus Version
               Strategic Partners Plus Enhanced - Bonus Version
               Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series
             Premier L Series with HD GRO
             Premier L Series with HD GRO and HAV
             Premier Retirement L - With HAV
   2.15%     With SLT5
               Strategic Partners Annuity One Enhanced III - Non Bonus Version
               Strategic Partners Plus Enhanced III - Non Bonus Version
             Premier B Series with HD GRO and HAV
             Premier X Series with LT5 or HD5
             Premier X Series with HD GRO
             Premier X Series with HD GRO and HAV
             Premier Retirement C - With HAV
   2.20%     With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced - Non Bonus Version
               Strategic Partners Plus Enhanced - Non Bonus Version
   2.25%     With SLT5
               Premier L Series
               Strategic Partners Annuity One Enhanced III - Bonus Version
               Strategic Partners Plus Enhanced III - Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced III - Non Bonus Version
               Strategic Partners Plus Enhanced III - Non Bonus Version
             Strategic Partners Advisor with LT5 or HD5 and GMDB with Step Up and Roll Up
             Premier Retirement X - With HAV
   2.30%     Premier X Series with SLT5
             Strategic Partners Plus Enhanced - Non Bonus Version with LT5 or HD5 and GMDB with Step Up and Roll Up
             With LT5 or HD5 and GMDB with Greater of Roll Up and Step Up
               Strategic Partners Annuity One Enhanced - Non Bonus Version
             With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced - Bonus Version
               Strategic Partners Plus Enhanced - Bonus Version
             Premier Retirement B - With HAV and HD GRO II OR HAV and GRO Plus II
             Premier Retirement L - With HD GRO II OR GRO Plus II
   2.35%     With LT5 or HD5 and GMDB Annual Step Up or 5% Roll Up
               Strategic Partners Annuity One Enhanced III - Bonus Version
               Strategic Partners Plus Enhanced III - Bonus Version
             Premier L Series with LT5
             Premier L Series with HD5 and HAV

                                      A77

ASSET-BASED
CHARGE LEVEL DESCRIPTION OF WHEN APPLICABLE
------------ ---------------------------------------------------------------------
             Premier L Series with HD GRO and HAV
             Premier Retirement C - With HD GRO II OR GRO Plus II
   2.40%     With LT5 or HD5 and GMDB with Greater of Roll Up and Step Up
             Strategic Partners Annuity One Enhanced - Bonus Version
             With LT5 or HD5 and GMDB with Step Up and Roll Up
             Strategic Partners Plus Enhanced - Bonus Version
             Premier X Series with LT5
             Premier X Series with HD5 and HAV
             Premier X Series with HD GRO and HAV
   2.45%     Premier Retirement X - With HD GRO II OR GRO Plus II
   2.50%     Premier L Series with HD GRO and HAV
   2.55%     Premier X Series with HD GRO and HAV
   2.70%     Premier Retirement L - With HAV and HD GRO II OR HAV and GRO Plus II
   2.75%     Premier Retirement C - With HAV and HD GRO II OR HAV and GRO Plus II
   2.85%     Premier Retirement X - With HAV and HD GRO II OR HAV and GRO Plus II

        C. WITHDRAWAL CHARGES

        A withdrawal charge may be made upon full or partial contract owner redemptions. The charge compensates Pruco Life of New Jersey for paying all of the expenses of selling and distributing the contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn. The range for withdrawal charges is 0%--9%. The charge is assessed through the redemption of units.

        D. OTHER RELATED CHARGES

        For Highest Daily Lifetime Seven, Highest Daily Lifetime Seven with Beneficiary Income Option, Highest Daily Lifetime Seven with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Seven and Spousal Highest Daily Lifetime Seven with Beneficiary Income Option, the fee is a percentage of the Protected Withdrawal Value that is deducted pro rata from the Subaccounts on a quarterly basis.

        For Highest Daily Lifetime Six Plus, Highest Daily Lifetime Six Plus with Beneficiary Income Option, Highest Daily Lifetime Six Plus with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Six Plus, and Spousal Highest Daily Lifetime Six Plus with Beneficiary Income Option, Highest Daily Lifetime Seven Plus, Highest Daily Lifetime Seven Plus with Beneficiary Income Option, Highest Daily Lifetime Seven Plus with Lifetime Income Accelerator, Spousal Highest Daily Lifetime Seven Plus, and Spousal Highest Daily Lifetime Seven Plus with Beneficiary Income Option, the fee is the greater of the account value or the Protected Withdrawal Value that is deducted pro rata from the Subaccounts on a quarterly basis.

NOTE 8: OTHER

        Contract owner net payments--represent contract owner contributions under the Variable Annuity Policies reduced by applicable deductions, charges, and state premium taxes.

        Annuity payments--represent periodic payments distributed under the terms of the policy.

        Surrenders, withdrawals, and death benefits--are payments to contract owners and beneficiaries made under the terms of the Variable Annuity Policies, and amounts that contract owners have requested to be withdrawn or paid to them.

        Net transfers between other subaccounts or fixed rate options--are amounts that contract owners have directed to be moved among subaccounts, including permitted transfers to and from the Guaranteed Interest Account and Market Value Adjustment.

        Withdrawals and other charges--are various contract level charges as described in contract charges and features section located above.

                                      A78

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
Pruco Life Insurance Company of New Jersey Flexible Premium Variable Annuity Account and the Board of Directors of Pruco Life Insurance Company of New Jersey

       In our opinion, the accompanying statements of net assets and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of each of the subaccounts listed in Note 1 of the Pruco Life Insurance Company of New Jersey Flexible Premium Variable Annuity Account at December 31, 2010, and the results of each of their operations and the changes in each of their net assets for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of Pruco Life Insurance Company of New Jersey. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of fund shares owned at December 31, 2010 by correspondence with the transfer agents of the investee mutual funds, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 1, 2011

                                      A79

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                           Financial Statements and
            Report of Independent Registered Public Accounting Firm

                          December 31, 2010 and 2009

                  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
Financial Statements                                                     Number
--------------------                                                     ------
Management's Annual Report on Internal Control Over Financial Reporting.   F-2

Report of Independent Registered Public Accounting Firm.................   F-3

Financial Statements:...................................................

Statements of Financial Position - December 31, 2010 and 2009...........   F-4

Statements of Operations and Comprehensive Income.......................
Years ended December 31, 2010, 2009 and 2008............................   F-5

Statements of Stockholder's Equity......................................
Years ended December 31, 2010, 2009 and 2008............................   F-6

Statements of Cash Flows................................................
Years ended December 31, 2010, 2009 and 2008............................   F-7

Notes to Financial Statements...........................................   F-8

    Management's Annual Report on Internal Control Over Financial Reporting

Management of Pruco Life Insurance Company of New Jersey ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an assessment of the effectiveness, as of December 31, 2010, of the Company's internal control over financial reporting, based on the framework established in Internal Control - Integrated Framework Issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment under that framework, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Our internal control over financial reporting is a process designed by or under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This Annual Report does not include an attestation report of the Company's registered public accounting firm, PricewaterhouseCoopers LLP, regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to final rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this Annual Report.

March 11, 2011

            Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Pruco Life Insurance Company of New Jersey:

In our opinion, the accompanying statements of financial position and the related statements of operations and comprehensive income, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company of New Jersey (an indirect, wholly owned subsidiary of The Prudential Insurance Company of America) at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 of the financial statements, the Company changed its method of determining and recording other-than-temporary impairment for debt securities on January 1, 2009.

/s/ PRICEWATERHOUSECOOPERS LLP

New York, New York
March 11, 2011

Pruco Life Insurance Company of New Jersey

Statements of Financial Position
As of December 31, 2010 and 2009 (in thousands, except share amounts)
--------------------------------------------------------------------------------

                                                                              2010       2009
                                                                           ---------- ----------
ASSETS
Fixed maturities available for sale, at fair value (amortized cost, 2010
  - $ 1,007,655; 2009 - $1,028,386)                                        $1,064,541 $1,054,380
Equity securities available for sale, at fair value (cost, 2010 - $2,301;
  2009 - $4,003)                                                                2,074      3,826
Policy loans                                                                  175,514    169,835
Short-term investments                                                          7,409     27,976
Commercial mortgage loans                                                     182,437    167,935
Other long-term investments                                                    16,913      8,309
                                                                           ---------- ----------
   Total investments                                                        1,448,888  1,432,261
Cash and cash equivalents                                                      87,961     32,601
Deferred policy acquisition costs                                             365,970    305,617
Accrued investment income                                                      16,365     16,833
Reinsurance recoverables                                                      419,858    322,530
Receivables from parent and affiliates                                         25,833     33,511
Deferred sales inducements                                                     51,106     30,265
Other assets                                                                    8,293      4,861
Separate account assets                                                     5,038,051  3,261,890
                                                                           ---------- ----------
TOTAL ASSETS                                                               $7,462,325 $5,440,369
                                                                           ========== ==========
LIABILITIES AND EQUITY
LIABILITIES
Policyholders' account balances                                            $1,053,807 $1,025,018
Future policy benefits and other policyholder liabilities                     503,354    460,433
Cash collateral for loaned securities                                             413     21,132
Securities sold under agreement to repurchase                                   2,957     11,540
Income taxes payable                                                          120,248     97,284
Short-term debt to affiliates                                                      --         --
Payables to parent and affiliates                                               5,837      4,194
Other liabilities                                                             109,969     45,226
Separate account liabilities                                                5,038,051  3,261,890
                                                                           ---------- ----------
TOTAL LIABILITIES                                                          $6,834,636 $4,926,717
                                                                           ---------- ----------

COMMITMENTS AND CONTINGENT LIABILITIES (See Note 12)

EQUITY
Common stock, ($10 par value; 1,000,000 shares, authorized;
  250,000 shares, issued and outstanding)                                       2,000      2,000
Additional paid-in capital                                                    169,742    168,998
Retained earnings                                                             430,663    332,718
Accumulated other comprehensive income                                         25,284      9,936
                                                                           ---------- ----------
TOTAL EQUITY                                                                  627,689    513,652
                                                                           ---------- ----------
TOTAL LIABILITIES AND EQUITY                                               $7,462,325 $5,440,369
                                                                           ========== ==========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey

Statements of Operations and Comprehensive Income
Years Ended December 31, 2010, 2009 and 2008 (in thousands)
--------------------------------------------------------------------------------

                                                                             2010      2009      2008
                                                                           --------  --------  --------
REVENUES

Premiums                                                                   $ 14,733  $ 17,031  $ 14,903
Policy charges and fee income                                                53,446    69,234    75,712
Net investment income                                                        77,044    69,944    68,001
Asset administration fees                                                    11,084     7,114     7,395
Other income                                                                  4,915     4,779     5,154
Realized investment gains/(losses), net;
   Other-than-temporary impairments on fixed maturity securities            (21,166)  (14,461)   (9,149)
   Other-than-temporary impairments on fixed maturity securities
     transferred to Other Comprehensive Income                               18,612     8,391        --
   Other realized investment gains (losses), net                             59,567    19,584   (17,806)
                                                                           --------  --------  --------
       Total realized investment gains (losses), net                         57,015    13,514   (26,955)
                                                                           --------  --------  --------
Total revenues                                                              218,237   181,616   144,210
                                                                           --------  --------  --------

BENEFITS AND EXPENSES

Policyholders' benefits                                                        (198)   26,062    30,454
Interest credited to policyholders' account balances                         37,125    38,735    30,684
Amortization of deferred policy acquisition costs                            12,821    22,842    21,812
General, administrative and other expenses                                   27,002    17,950    35,437
                                                                           --------  --------  --------

Total benefits and expenses                                                  76,750   105,589   118,387
                                                                           --------  --------  --------

Income from operations before income taxes                                  141,487    76,027    25,823

Income Taxes:
   Current                                                                   23,841    20,362     1,033
   Deferred                                                                  19,701       644     3,085
                                                                           --------  --------  --------
Income tax expense                                                           43,542    21,006     4,118
                                                                           --------  --------  --------

NET INCOME                                                                   97,945    55,021    21,705
                                                                           --------  --------  --------

Change in net unrealized investment gains/(losses) and changes in foreign
  currency translation, net of taxes                                         15,348    44,313   (33,826)
                                                                           --------  --------  --------

COMPREHENSIVE INCOME (LOSS)                                                $113,293  $ 99,334  $(12,121)
                                                                           ========  ========  ========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey
Statements of Stockholder's Equity
Years Ended December 31, 2010, 2009 and 2008 (in thousands)

                                                                                                 Total
                                                                                              Accumulated
                                                                         Additional              Other
                                                                  Common  Paid-in-  Retained Comprehensive  Total
                                                                  Stock   Capital   Earnings Income (Loss)  Equity
                                                                  ------ ---------- -------- ------------- --------
Balance, December 31, 2007                                        $2,000  $168,998  $252,259   $  3,182    $426,439

Net Income                                                            --        --    21,705         --      21,705

Change in foreign currency
translation adjustments, net
of taxes                                                              --        --        --        (82)        (82)

Change in net unrealized investment gains/(losses), net of taxes      --        --        --    (33,744)    (33,744)
                                                                  ------  --------  --------   --------    --------
Balance, December 31, 2008                                        $2,000  $168,998  $273,964   $(30,644)   $414,318
                                                                  ------  --------  --------   --------    --------

Net income                                                                            55,021                 55,021

Change in foreign currency
translation adjustments, net
of taxes                                                              --        --        --         40          40

Impact of adoption of new guidance for other-than-temporary
  impairments of debt securities, net of taxes                        --        --     3,733     (3,733)         --

Change in net unrealized investment gains/(losses), net of taxes      --        --        --     44,273      44,273
                                                                  ------  --------  --------   --------    --------
Balance, December 31, 2009                                        $2,000  $168,998  $332,718   $  9,936    $513,652
                                                                  ------  --------  --------   --------    --------

Net income                                                                            97,945                 97,945

Affiliated Asset Transfers                                            --       744        --         --         744

Change in foreign currency
translation adjustments, net
of taxes                                                              --        --        --        (22)        (22)

Change in net unrealized investment gains/(losses), net of taxes      --        --        --     15,370      15,370
                                                                  ------  --------  --------   --------    --------
Balance, December 31, 2010                                        $2,000  $169,742  $430,663   $ 25,284    $627,689
                                                                  ======  ========  ========   ========    ========

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey
Statements of Cash Flows
Years Ended December 31, 2010, 2009 and 2008 (in thousands)
--------------------------------------------------------------------------------

                                                                                  2010       2009       2008
                                                                               ---------  ---------  ---------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES:

   Net income                                                                  $  97,945  $  55,021  $  21,705
   Adjustments to reconcile net income to net cash from (used in)
     operating activities:
       Policy charges and fee income                                             (13,471)   (15,597)   (20,623)
       Interest credited to policyholders' account balances                       37,125     38,735     30,685
       Realized investment losses/(gains), net                                   (57,015)   (13,514)    26,955
       Amortization and other non-cash items                                      (3,906)      (271)    (1,115)
       Change in:
          Future policy benefits and other policyholders' liabilities             90,575     71,430     85,986
          Reinsurance recoverable                                                (97,731)   (65,542)   (66,008)
          Accrued investment income                                                  468     (1,809)      (842)
          Receivables from parent and affiliates                                  (6,108)    15,115     (4,125)
          Payable to parent and affiliates                                         1,643     (5,628)     1,518
          Deferred policy acquisition costs                                      (72,689)   (34,550)   (11,286)
          Income taxes payable                                                    14,700      6,631     (1,323)
          Deferred sales inducements                                             (21,594)    (8,689)    (6,959)
          Other, net                                                              15,508     (8,965)    (7,400)
                                                                               ---------  ---------  ---------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES                                   (14,550)    32,367     47,168
                                                                               ---------  ---------  ---------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:
   Proceeds from the sale/maturity/prepayment of:
       Fixed maturities available for sale                                       211,850    254,335    248,848
       Policy loans                                                               17,827     20,554     18,682
       Commercial mortgage loans                                                  28,189     10,212      2,571
       Equity securities                                                           2,000         --         --
   Payments for the purchase of:
       Fixed maturities available for sale                                      (190,281)  (412,550)  (234,739)
       Policy loans                                                              (15,966)   (13,030)   (14,948)
       Commercial mortgage loans                                                 (41,700)   (31,684)   (44,424)
       Equity securities                                                            (158)        --         --
   Notes receivable from parent and affiliates, net                               13,926      2,907     (3,417)
   Other long term investments, net                                               (6,698)       850     (1,870)
   Short term investments, net                                                    20,569    (19,825)     4,227
                                                                               ---------  ---------  ---------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES                                    39,558   (188,231)   (25,070)
                                                                               ---------  ---------  ---------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:

   Policyholders' account deposits                                               171,435    335,906    209,422
   Policyholders' account withdrawals                                           (151,600)  (213,085)  (133,752)
   Net change in securities sold under agreement to repurchase and
     cash collateral for loaned securities                                       (29,304)    (5,954)    (2,054)
   Contribution from parent                                                           10         --         --
                                                                               ---------  ---------  ---------
   Net change in financing arrangements (maturities 90 days or less)              39,811      1,787    (59,088)
                                                                               ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES                                              30,352    118,654     14,528
                                                                               ---------  ---------  ---------

   Net increase (decrease) in cash and cash equivalents                           55,360    (37,210)    36,626
   Cash and cash equivalents, beginning of year                                   32,601     69,811     33,185
                                                                               ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, END OF YEAR                                         $  87,961  $  32,601  $  69,811
                                                                               =========  =========  =========

SUPPLEMENTAL CASH FLOW INFORMATION
   Income taxes paid                                                           $  28,842  $  14,375  $   5,441
                                                                               ---------  ---------  ---------
   Interest paid                                                               $       4  $       7  $     556
                                                                               ---------  ---------  ---------

                       See Notes to Financial Statements

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

1. BUSINESS AND BASIS OF PRESENTATION

Pruco Life Insurance Company of New Jersey, or the "Company," is a wholly owned subsidiary of the Pruco Life Insurance Company, or "Pruco Life," which in turn is a wholly owned subsidiary of The Prudential Insurance Company of America, or "Prudential Insurance." Prudential Insurance is an indirect wholly owned subsidiary of Prudential Financial, Inc., or "Prudential Financial."

Beginning in March 2010, Prudential Annuities Life Assurance Corporation ("PALAC"), an affiliate of the Company, ceased offering its existing variable annuity products (and where offered, the companion market value adjustment option) to new investors upon the launch of a new product in Pruco Life Insurance Company of New Jersey. In general, the new product line offers the same optional living benefits and optional death benefits as offered by PALAC's existing variable annuities. However, subject to applicable contractual provisions and administrative rules, PALAC will continue to accept subsequent purchase payments on in force contracts under existing annuity products. These initiatives were implemented to create operational and administrative efficiencies by offering a single product line of annuity products from a more limited group of legal entities. In addition, by limiting its variable annuity offerings to a single product line sold through one insurer the Prudential Annuities business unit of Prudential Financial expects to convey a more focused, cohesive image in the marketplace.

Basis of Presentation

The Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates, (as more fully described in Note 13 to the Financial Statements).. Due to these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining deferred policy acquisition costs and related amortization; amortization of sales inducements; valuation of investments including derivatives and the recognition of other-than-temporary impairments; future policy benefits including guarantees; provision for income taxes and valuation of deferred tax assets; and reserves for contingent liabilities, including reserves for losses in connection with unresolved legal matters.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments in Debt and Equity Securities

The Company's investments in debt and equity securities include fixed maturities; equity securities; and short-term investments. The accounting policies related to each are as follows:

Fixed maturities are comprised of bonds, notes and redeemable preferred stock. Fixed maturities classified as "available for sale" are carried at fair value. See Note 10 for additional information regarding the determination of fair value. Interest income, as well as the related amortization of premium and accretion of discount is included in "Net investment income" under the effective yield method. For mortgage-backed and asset-backed securities, the effective yield is based on estimated cash flows, including prepayment assumptions based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates vary based on assumptions regarding the underlying collateral, including default rates and changes in value. These assumptions can significantly impact income recognition and the amount of other-than-temporary impairments recognized in earnings and other comprehensive income. For high credit quality mortgage-backed and asset-backed securities (those rated AA or above), cash flows are provided quarterly, and the amortized cost and effective yield of the security are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. The adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For asset-backed and mortgage-backed securities rated below AA, the effective yield is adjusted prospectively for any changes in estimated cash flows. See the discussion below on realized investment gains and losses for a description of the accounting for impairments, as well as the impact of the Company's adoption on January 1, 2009 of new authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities. Unrealized gains and losses on fixed maturities classified as "available for sale," net of tax, and the effect on deferred policy acquisition costs, deferred sales inducements, future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)."

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity securities, available for sale are comprised of common stock, non-redeemable preferred stock, and perpetual preferred stock, and are carried at fair value. The associated unrealized gains and losses, net of tax, and the effect on deferred policy acquisition costs, deferred sales inducements and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income
(loss)." The cost of equity securities is written down to fair value when a decline in value is considered to be other- than- temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairments. Dividends from these investments are recognized in "Net investment income" when declared.

Commercial mortgage loans consist of commercial mortgage loans and agricultural loans. Commercial mortgage loans are broken down by class which is based on property type (industrial properties, retail, office, multi-family/apartment, hospitality, and other).

Commercial mortgage loans originated and held for investment are generally carried at unpaid principal balance, net of an allowance for losses.

Interest income, as well as prepayment fees and the amortization of the related premiums or discounts, related to commercial mortgage and other loans, are included in "Net investment income."

Impaired loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. The Company defines "past due" as principal or interest not collected at least 30 days past the scheduled contractual due date. Interest received on impaired loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as net investment income based on the Company's assessment as to the collectability of the principal. See Note 3 for additional information about the Company's past due loans.

The Company discontinues accruing interest on impaired loans after the loans become 90 days delinquent as to principal or interest payments, or earlier when the Company has doubts about collectability. When a loan is deemed to be impaired, any accrued but uncollectible interest on the impaired loan and other loans backed by the same collateral, if any, is charged to interest income in the period the loan is deemed to be impaired. Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established.

The Company reviews the performance and credit quality of the commercial mortgage loan and agricultural loan portfolios on an on-going basis. Loans are placed on watch list status based on a predefined set of criteria and are assigned one of three categories. Loans are placed on "early warning" status in cases where, based on the Company's analysis of the loan's collateral, the financial situation of the borrower or tenants or other market factors, it is believed a loss of principal or interest could occur. Loans are classified as "closely monitored" when it is determined that there is a collateral deficiency or other credit events that may lead to a potential loss of principal or interest. Loans "not in good standing" are those loans where the Company has concluded that there is a high probability of loss of principal, such as when the loan is delinquent or in the process of foreclosure. As described below, in determining our allowance for losses, the Company evaluates each loan on the watch list to determine if it is probable that amounts due according to the contractual terms of the loan agreement will not be collected.

Loan-to-value and debt service coverage ratios are measures commonly used to assess the quality of commercial mortgage loans. The loan-to-value ratio compares the amount of the loan to the fair value of the underlying property collateralizing the loan, and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the loan amount exceeds the collateral value. A smaller loan-to-value ratio indicates a greater excess of collateral value over the loan amount. The debt service coverage ratio compares a property's net operating income to its debt service payments. Debt service coverage ratios less than 1.0 times indicate that property operations do not generate enough income to cover the loan's current debt payments. A larger debt service coverage ratio indicates a greater excess of net operating income over the debt service payments. The values utilized in calculating these ratios are developed as part of the Company's periodic review of the commercial mortgage loan and agricultural loan portfolio, which includes an internal appraisal of the underlying collateral value. The Company's periodic review also includes a quality re-rating process, whereby the internal quality rating originally assigned at underwriting is updated based on current loan, property and market information using a proprietary quality rating system. The loan-to-value ratio is the most significant of several inputs used to establish the internal credit rating of a loan which in turn drives the allowance for losses. Other key factors considered in determining the internal credit rating include debt service coverage ratios, amortization, loan term, estimated market value growth rate and volatility for the property type and region. See Note 3 for additional information related to the loan-to-value ratios and debt service coverage ratios related to the Company's commercial mortgage and agricultural loan portfolios.

Loans are reported at carrying value, and the allowance for losses includes a loan specific reserve for each impaired loan that has a specifically identified loss and a portfolio reserve for probable incurred but not specifically identified losses. For impaired commercial mortgage loans and agricultural loans the allowances for losses are determined based on the present value of expected future cash flows discounted at the loan's effective interest rate, or based upon the fair value of the collateral if the loan is collateral dependent. The portfolio reserves for probable incurred but not specifically identified losses in the commercial mortgage and agricultural loan portfolio segments considers the current credit composition of the portfolio based on an internal quality rating, (as described above). The portfolio reserves are determined using past loan experience, including

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

historical credit migration, default probability and loss severity factors by property type. Historical credit migration, default and loss severity factors are updated each quarter based on the Company's actual loan experience, and are considered together with other relevant qualitative factors in making the final portfolio reserve calculations.

The allowance for losses on commercial mortgage loans and agricultural loans can increase or decrease from period to period based on the factors noted above. "Realized investment gains (losses), net" includes changes in the allowance for losses and changes in value for loans accounted for under the fair value option. "Realized investment gains (losses), net" also includes gains and losses on sales, certain restructurings, and foreclosures.

When a commercial mortgage or other loan is deemed to be uncollectible, any specific valuation allowance associated with the loan is reversed and a direct write down to the carrying amount of the loan is made. The carrying amount of the loan is not adjusted for subsequent recoveries in value.

Policy loans are carried at unpaid principal balances. Interest income on policy loans is recognized in "Net investment income" at the contract interest rate when earned.

Securities repurchase and resale agreements and securities loaned transactions are used to earn spread income, to borrow funds, or to facilitate trading activity. Securities repurchase and resale agreements are generally short term in nature, and therefore, the carrying amounts of these instruments approximate fair value. As part of securities repurchase agreements or securities loan transactions the Company transfers U.S. government and government agency securities and receives cash as collateral. As part of securities resale agreements, the Company transfers cash as collateral and receives U.S. government securities. For securities repurchase agreements and securities loaned transactions used to earn spread income, the cash received is typically invested in cash equivalents, short term investments or fixed maturities.

Securities repurchase and resale agreements that satisfy certain criteria are treated as collateralized financing arrangements. These agreements are carried at the amounts at which the securities will be subsequently resold or reacquired, as specified in the respective agreements. For securities purchased under agreements to resell, the Company's policy is to take possession or control of the securities and to value the securities daily. Securities to be resold are the same, or substantially the same, as the securities received. For securities sold under agreements to repurchase, the market value of the securities to be repurchased is monitored, and additional collateral is obtained where appropriate, to protect against credit exposure. Securities to be repurchased are the same, or substantially the same as those sold. Income and expenses related to these transactions executed within the insurance subsidiary used to earn spread income are reported as "Net investment income," however, for transactions used to borrow funds, the associated borrowing cost is reported as interest expense (included in "General, administrative and other expenses").

Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions used to earn spread income are generally reported as "Net investment income;" however, for securities loaned transactions used for funding purposes the associated rebate is reported as interest expense (included in "General, administrative and other expenses").

Other long term investments consist of derivatives, the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control, as well as investments in the Company's own separate accounts, which are carried at fair value, and investment real estate. Joint venture and partnership interests are generally accounted for using the equity method of accounting, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's share of net income from investments in joint ventures and partnerships is generally included in "Net investment income."

Short-term investments primarily consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are generally carried at fair value and include certain money market investments, short-term debt securities issued by government sponsored entities and other highly liquid debt instruments.

Realized investment gains (losses) are computed using the specific identification method. Realized investment gains and losses are generated from numerous sources, including the sale of fixed maturity securities, equity securities, investments in joint ventures and limited partnerships and other types of investments, as well as adjustments to the cost basis of investments for net other-than-temporary impairments recognized in earnings.

Realized investment gains and losses are also generated from prepayment premiums received on private fixed maturity securities, recoveries of principal on previously impaired securities, provisions for losses on commercial mortgage and fair value changes on embedded derivatives and free-standing derivatives that do not qualify for hedge accounting treatment.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company's available-for-sale securities with unrealized losses are reviewed quarterly to identify other-than-temporary impairments in value. In evaluating whether a decline in value is other-than-temporary, the Company considers several factors including, but not limited to the following: (1) the extent and the duration of the decline; (2) the reasons for the decline in value (credit event, currency or interest-rate related, including general credit spread widening); and (3) the financial condition of and near-term prospects of the issuer. With regard to available-for-sale equity securities, the Company also considers the ability and intent to hold the investment for a period of time to allow for a recovery of value. When it is determined that a decline in value of an equity security is other-than-temporary, the carrying value of the equity security is reduced to its fair value, with a corresponding charge to earnings.

In addition, in April 2009, the Financial Accounting Standards Board ("FASB") revised the authoritative guidance for the recognition and presentation of other-than-temporary impairments for debt securities. The Company early adopted this guidance on January 1, 2009. Prior to the adoption of this guidance the Company was required to record an other-than-temporary impairment for a debt security unless it could assert that it had both the intent and ability to hold the security for a period of time sufficient to allow for a recovery in its' fair value to its amortized cost basis. This revised guidance indicates that an other-than-temporary impairment must be recognized in earnings for a debt security in an unrealized loss position when an entity either (a) has the intent to sell the debt security or (b) more likely than not will be required to sell the debt security before its anticipated recovery. For all debt securities in unrealized loss positions that do not meet either of these two criteria, the guidance requires that the Company analyze its ability to recover the amortized cost by comparing the net present value of projected future cash flows with the amortized cost of the security. The net present value is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. If the net present value is less than the amortized cost of the investment, an other-than-temporary impairment is recognized. In addition to the above mentioned circumstances, the Company also recognizes an other-than-temporary impairment in earnings when a foreign currency denominated security in an unrealized loss position approaches maturity.

Under the authoritative guidance for the recognition and presentation of other-than-temporary impairments, when an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis. If the debt security meets either of these two criteria, the other-than-temporary impairment recognized in earnings is equal to the entire difference between the security's amortized cost basis and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in earnings is equal to the difference between the amortized cost of the debt security and its net present value calculated as described above. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in "Other comprehensive income (loss)." Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in earnings is tracked as a separate component of "Accumulated other comprehensive income
(loss)." Prior to the adoption of this guidance in 2009, an other-than-temporary impairment recognized in earnings for debt securities was equal to the total difference between amortized cost and fair value at the time of impairment.

For debt securities, the split between the amount of an other-than-temporary impairment recognized in other comprehensive income and the net amount recognized in earnings is driven principally by assumptions regarding the amount and timing of projected cash flows. For mortgage-backed and asset-backed securities, cash flow estimates consider the payment terms of the underlying assets backing a particular security, including prepayment assumptions, and are based on data from widely accepted third-party data sources or internal estimates. In addition to prepayment assumptions, cash flow estimates include assumptions regarding the underlying collateral including default rates and recoveries which vary based on the asset type and geographic location, as well as the vintage year of the security. For structured securities, the payment priority within the tranche structure is also considered. For all other debt securities, cash flow estimates are driven by assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default. The Company has developed these estimates using information based on its historical experience as well as using market observable data, such as industry analyst reports and forecasts, sector credit ratings and other data relevant to the collectability of a security, such as the general payment terms of the security and the security's position within the capital structure of the issuer.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment, the impaired security is accounted for as if it had been purchased on the measurement date of the impairment. For debt securities, the discount (or reduced premium) based on the new cost basis may be accreted into net investment income in future periods, including increases in cash flow on a prospective basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, certain money market investments, and other debt issues with maturities of three months or less when purchased. The Company also engages in overnight borrowing and lending of funds with Prudential Financial and affiliates which are considered cash and cash equivalents.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred Policy Acquisition Costs

Costs that vary with and that are related primarily to the production of new insurance and annuity products are deferred to the extent such costs are deemed recoverable from future profits. Such deferred policy acquisition costs ("DAC") include commissions, costs of policy issuance and underwriting, and variable field office expenses that are incurred in producing new business. In each reporting period, capitalized DAC is amortized. DAC is subject to recoverability testing at the end of each reporting period to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. DAC, for applicable products, is adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

Policy acquisition costs are deferred and amortized over the expected life of the contracts (approximately 25 - 99 years) in proportion to gross profits arising principally from investment results, mortality and expense margins, and surrender charges, based on historical and anticipated future experience, which is updated periodically. The Company uses a reversion to the mean approach to derive the future rate of return assumptions. However, if the projected future rate of return calculated using this approach is greater than the maximum future rate of return assumption, the maximum future rate of return is utilized. In addition to the gross profit components previously mentioned, we also include the impact of the embedded derivatives associated with certain optional living benefit features of the Company's variable annuity contracts and related hedging activities in actual gross profits used as the basis for calculating current period amortization, regardless of which affiliated legal entity this activity occurs. In calculating gross profits, profits and losses related to contracts issued by the Company that are reported in affiliated legal entities other than the Company as a result of, for example, reinsurance agreements with those affiliated entities are also included. The Company is an indirect subsidiary of Prudential Financial (an SEC registrant) and has extensive transactions and relationships with other subsidiaries of Prudential Financial, including reinsurance agreements. See Note 13 in the Financial Statements. Incorporating all product-related profits and losses in gross profits, including those that are reported in affiliated legal entities, produces a DAC amortization pattern representative of the economics of the products. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "Amortization of deferred policy acquisition costs" in the period such estimated gross profits are revised.

For some products, policyholders can elect to modify product benefits, features, rights or coverages by exchanging a contract for a new contract or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, except those that involve the addition of a non-integrated contract feature that does not change the existing base contract, the unamortized DAC is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new terms are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the expected life of the new policies.

Reinsurance recoverables

Reinsurance recoverables include corresponding payables and receivables associated with reinsurance arrangements with affiliates. For additional information about these arrangements see Note 13 to the Financial Statements.

Separate Account Assets and Liabilities

Separate account assets are reported at fair value and represent segregated funds, which are invested for certain policyholders and other customers. The assets consist primarily of equity securities, fixed maturities, real estate related investments, real estate mortgage loans and short term investments and derivative instruments. The assets of each account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities primarily represent the contractholder's account balance in separate account assets and to a lesser extent borrowings of the separate account. See Note 7 to the Financial Statements for additional information regarding separate account arrangements with contractual guarantees. The investment income and realized investment gains or losses from separate accounts generally accrue to the policyholders and are not included in the Statements of Operations. Mortality, policy administration and surrender charges assessed against the accounts are included in "Policy charges and fee income." Asset administration fees charged to the accounts are included in "Asset administration fees."

Deferred sales inducements

The Company provides sales inducements to contractholders, which primarily reflect an up-front bonus added to the contractholder's initial deposit for certain annuity contracts. These costs are deferred and recognized in "Deferred sales inducements". They are amortized using the same methodology and assumptions used to amortize DAC. Sales inducements balances are subject to recoverability testing at the end of each reporting period to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits. The Company records amortization of deferred sales inducements in "Interest credited to policyholders' account balances."

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other Assets and Other Liabilities

Other assets consist primarily of premiums due, certain restricted assets, and receivables resulting from sales of securities that had not yet settled at the balance sheet date. Other liabilities consist primarily of accrued expenses, technical overdrafts, derivatives, and payables resulting from purchases of securities that had not yet been settled at the balance sheet date.

Future Policy Benefits

The Company's liability for future policy benefits is primarily comprised of the present value of estimated future payments to or on behalf of policyholders, where the timing and amount of payment depends on policyholder mortality or morbidity, less the present value of future net premiums. For life insurance and annuity products, expected mortality and morbidity is generally based on the Company's historical experience or standard industry tables including a provision for the risk of adverse deviation on our term life products. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and morbidity and interest rate assumptions are "locked-in" upon the issuance of new insurance or annuity products with fixed and guaranteed terms, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves, if required, are determined based on assumptions at the time the premium deficiency reserve is established and do not include a provision for the risk of adverse deviation. The Company's liability for future policy benefits also includes net liabilities for guarantee benefits related to certain nontraditional long-duration life and annuity contracts, which are discussed more fully in Note 7, and certain unearned revenues.

Policyholders' Account Balances

The Company's liability for policyholders' account balances represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholders' withdrawals and other charges assessed against the account balance. These policyholders' account balances also include a provision for benefits under non-life contingent payout annuities and certain unearned revenues.

Contingent Liabilities

Amounts related to contingent liabilities are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Insurance Revenue and Expense Recognition

Premiums from individual life products, other than interest-sensitive life contracts, are recognized when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net premium method.

Certain individual annuity contracts provide the holder a guarantee that the benefit received upon death or annuitization will be no less than a minimum prescribed amount. These benefits are accounted for as insurance contracts and are discussed in further detail in Note 7. The Company also provides contracts with certain living benefits which are accounted for as embedded derivatives. These contracts are discussed in further detail in Note 7.

Amounts received as payment for interest-sensitive contracts, are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected in "Policy charges and fee income" consisting primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. In addition to fees, the Company earns investment income from the investment of policyholders' deposits in the Company's general account portfolio. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the life of the related contracts in proportion to estimated gross profits. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited to policyholders' account balances and amortization of DAC. Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset Administration Fees

The Company receives asset administration fee income from policyholders' account balances invested in The Prudential Series Funds or, "PSF," which are a portfolio of mutual fund investments related to the Company's separate account products. Also the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust Funds (see Note 13 to the Financial Statements). In addition, the Company receives fees from policyholders' account balances invested in funds managed by companies other than Prudential Insurance. Asset administration fees are recognized as income when earned.

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, financial indices, or the values of securities. Derivative financial instruments generally used by the Company include swaps, futures, forwards and options which are contracted in the over-the-counter market with an affiliate. Derivative positions are carried at fair value, generally by obtaining quoted market prices or through the use of valuation models. Values can be affected by changes in interest rates, financial indices, values of securities, credit spreads, market volatility, expected returns and liquidity. Values can also be affected by changes in estimates and assumptions, including those related to counterparty behavior and non performance risk, used in valuation models.

Derivatives are used to manage the characteristics of the Company's asset/liability mix to manage the interest rate and currency characteristics of assets or liabilities. Additionally, derivatives may be used to seek to reduce exposure to interest rate, credit, foreign currency and equity risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred.

Derivatives are recorded either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives, which are recorded with the associated host contract. The Company nets the fair value of all derivative financial instruments with its affiliated counterparty for which a master netting arrangement has been executed. As discussed below and in Note 11, all realized and unrealized changes in fair value of derivatives, with the exception of the effective portion of cash flow hedges are recorded in current earnings. Cash flows from these derivatives are reported in the operating and investing activities sections in the Statements of Cash Flows.

The Company designates derivatives as either (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (2) a derivative that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion is recorded in "Realized investment gains (losses), net."

The Company formally documents at inception all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the balance sheet or to forecasted transactions.

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" until earnings are affected by the variability of cash flows being hedged (e.g., when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses on the derivative instrument is reclassified and reported in the income statement line item associated with the hedged item.

If it is determined that a derivative no longer qualifies as an effective cash flow hedge, or management removes the hedge designation, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." The asset or liability under a fair value hedge will no longer be adjusted for changes in fair value and the existing basis adjustment is amortized to the income statement line associated with the asset or liability. The component of "Accumulated other comprehensive income (loss)" related to discontinued cash flow hedges is amortized to the income statement line associated with the hedged cash flows consistent with the earnings impact of the original hedged cash flows.

When hedge accounting is discontinued because it is probable that the forecasted transaction will not occur by the end of the specified time period, the derivative will continue to be carried on the balance sheet at its fair value, with changes in fair value recognized currently in "Realized investment gains (losses), net." Gains and losses that were in "Accumulated other comprehensive income (loss)" pursuant to the hedge of a forecasted transaction are recognized immediately in "Realized investment gains (losses), net."

If a derivative does not qualify for hedge accounting, all changes in its fair value, including net receipts and payments, are included in "Realized investment gains (losses), net" without considering changes in the fair value of the economically associated assets or liabilities.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is a member of the consolidated federal income tax return of Prudential Financial and primarily files separate company state and local tax returns. Pursuant to the tax allocation arrangement with Prudential Financial, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to the amount expected to be realized.

The Company's liability for income taxes includes the liability for unrecognized tax benefits and interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing jurisdictions. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The Company classifies all interest and penalties related to tax uncertainties as income tax expense. See Note 9 for additional information regarding income taxes.

Adoption of New Accounting Pronouncements

In July 2010, the FASB issued updated guidance that requires enhanced disclosures related to the allowance for credit losses and the credit quality of a company's financing receivable portfolio. The disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The Company adopted this guidance effective December 31, 2010. The required disclosures are included above and in
Note 3. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning after December 15, 2010. The Company will provide these required disclosures in the interim reporting period ended March 31, 2011. In January 2011, the FASB deferred the disclosures required by this guidance related to troubled debt restructurings. The disclosures will be effective, and the Company will provide these disclosures, concurrent with the effective date of proposed guidance for determining what constitutes a troubled debt restructuring.

In March 2010, the FASB issued updated guidance that amends and clarifies the accounting for credit derivatives embedded in interests in securitized financial assets. This new guidance eliminates the scope exception for embedded credit derivatives (except for those that are created solely by subordination) and provides new guidance on how the evaluation of embedded credit derivatives is to be performed. This new guidance is effective for the first interim reporting period beginning after June 15, 2010. The Company's adoption of this guidance effective with the interim reporting period ending September 30, 2010 did not have a material effect on the Company's financial position, results of operations, and financial statement disclosures.

In January 2010, the FASB issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, sales, issuances, and settlements within the roll forward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about level of disaggregation and valuation techniques and inputs. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 activity, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted the effective portions of this guidance on January 1, 2010. The required disclosures are provided in Note 10 and Note 11. The Company will provide the required disclosures about purchases, sales, issuances, and settlements in the roll forward of Level 3 activity in the interim reporting period ending March 31, 2011.

In September 2009, the FASB issued updated guidance for the fair value measurement of investments in certain entities that calculate net asset value per share including certain alternative investments such as hedge funds, private equity funds, and venture capital funds. This guidance allows companies to determine the fair value of such investments using net asset value ("NAV") as a practical expedient if the fair value of the investment is not readily determinable and the investee entity issues financial statements in accordance with measurement principles for investment companies. Use of this practical expedient is prohibited if it is probable the investment will be sold at something other than NAV. This guidance also requires new disclosures for each major category of alternative investments. It was effective for the first annual or interim reporting period ending after December 15, 2009. The Company's adoption of this guidance effective December 31, 2009 did not have a material effect on the Company's financial position, results of operations and financial statement disclosures.

In August 2009, the FASB issued updated guidance for the fair value measurement of liabilities. This guidance provides clarification on how to measure fair value in circumstances in when a quoted price in an active market for the identical liability is not available. This guidance also clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. The Company adopted this guidance effective with the annual reporting period ended
December 31, 2009, and the adoption did not have a material impact on the Company's financial position, results of operations, and financial statement disclosures.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2009, the FASB issued authoritative guidance for the FASB's Accounting Standards Codification /TM/ as the source of authoritative U.S. GAAP. The Codification is not intended to change U.S. GAAP but is a new structure which organizes accounting pronouncements by accounting topic. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company's adoption of this guidance effective with the interim reporting period ending September 30, 2009 impacted the way the Company references U.S. GAAP accounting standards in the financial statements.

In April 2009, the FASB revised the authoritative guidance for disclosures about fair value of financial instruments. This new guidance requires disclosures about fair value of financial instruments for interim reporting periods similar to those included in annual financial statements. This guidance is effective for interim reporting periods ending after June 15, 2009. The Company adopted this guidance effective with the interim period ending June 30, 2009.

In April 2009, the FASB revised the authoritative guidance for the recognition and presentation of other-than-temporary impairments. This new guidance amends the other-than-temporary impairment guidance for debt securities and expands the presentation and disclosure requirements of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance also requires that the required annual disclosures for debt and equity securities be made for interim reporting periods. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company early adopted this guidance effective January 1, 2009, which resulted in a net after-tax increase to retained earnings and decrease to accumulated other comprehensive income (loss) of $19.6 million. The disclosures required by this new guidance are provided in Note 3. See "Investments and Investment-Related Liabilities" above for more information.

In April 2009, the FASB revised the authoritative guidance for fair value measurements and disclosures to provide guidance on (1) estimating the fair value of an asset or liability if there was a significant decrease in the volume and level of trading activity for these assets or liabilities, and
(2) identifying transactions that are not orderly. Further, this new guidance requires additional disclosures about fair value measurements in interim and annual periods. This guidance is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. Early adoption is permitted for periods ending after March 15, 2009. The Company's early adoption of this guidance effective January 1, 2009 did not have a material effect on the Company's financial position or results of operations. The disclosures required by this revised guidance are provided in Note 10.

In October 2008, the FASB revised the authoritative guidance on determining the fair value of a financial asset when the market for that asset is not active. This guidance clarifies the application of fair value measurements in a market that is not active and applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements. The guidance was effective upon issuance, including prior periods for which financial statements had not been issued. The Company's adoption of this guidance effective September 30, 2008 did not have a material effect on the Company's financial position or results of operations.

In March 2008, the FASB issued authoritative guidance for derivative instruments and hedging activities which amends and expands the disclosure requirements for derivative instruments and hedging activities by requiring companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Company's adoption of this guidance effective January 1, 2009 did not have a material effect on the Company's financial position or results of operations. The required disclosures are provided in Note 11.

In February 2008, the FASB revised the authoritative guidance for the accounting for transfers of financial assets and repurchase financing transactions. The new guidance provides recognition and derecognition guidance for a repurchase financing transaction, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with or in contemplation of, the initial transfer. The guidance is effective for fiscal years beginning after November 15, 2008. The Company's adoption of this guidance on a prospective basis effective January 1, 2009 did not have a material effect on the Company's financial position or results of operations.

In February 2008, the FASB revised the authoritative guidance which delays the effective date of the authoritative guidance related to fair value measurements and disclosures for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company's adoption of this guidance effective January 1, 2009 did not have a material effect on the Company's financial position or results of operations.

In January 2008, the FASB issued authoritative guidance for application of the shortcut method to hedge accounting with respect to the conditions that must be met to apply the shortcut method for assessing hedge effectiveness. This new guidance was effective for hedging relationships designated on or after January 1, 2008. The Company's adoption of this guidance effective January 1, 2008 did not have a material effect on the Company's financial position or results of operations.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In February 2007, the FASB issued authoritative guidance on the fair value option for financial assets and financial liabilities. This guidance provides companies with an option to report selected financial assets and liabilities at fair value, with the associated changes in fair value reflected in the Statements of Operations. The Company adopted this guidance effective
January 1, 2008.

In September 2006, the FASB issued authoritative guidance on fair value measurements. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This guidance does not change which assets and liabilities are required to be recorded at fair value, but the application of this guidance could change practices in determining fair value. The Company adopted this guidance effective January 1, 2008. See Note 10 for more information on fair value measurements guidance.

Future Adoption of New Accounting Pronouncements

In October 2010, the FASB issued guidance to address diversity in practice regarding the interpretation of which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Under the new guidance acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation costs related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising. This change is effective for fiscal years beginning after December 15, 2011 and interim periods within those years. Early adoption as of the beginning of a fiscal year is permitted. The guidance is to be applied prospectively upon the date of adoption, with retrospective application permitted, but not required. The Company will adopt this guidance effective January 1, 2012. The Company is currently assessing the impact of the guidance on the Company's financial position, results of operations, and financial statement disclosures.

In April 2010, the FASB issued guidance clarifying that an insurance entity should not consider any separate account interests in an investment held for the benefit of policyholders to be the insurer's interests, and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for a related party policyholder, whereby consolidation of such interests must be considered under applicable variable interest guidance. This guidance is effective for interim and annual periods beginning after December 15, 2010 and retrospectively to all prior periods upon the date of adoption, with early adoption permitted. The Company's adoption of this guidance effective January 1, 2011 is not expected to have a material effect on the Company's financial position, results of operations, and financial statement disclosures.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS

Fixed Maturities and Equity Securities

The following tables provide information relating to fixed maturities and equity securities (excluding investments classified as trading) as of the dates indicated:

                                                                                December 31, 2010
                                                             ------------------------------------------------------
                                                                                                         Other-than-
                                                                          Gross      Gross                temporary
                                                             Amortized  Unrealized Unrealized            impairments
                                                               Cost       Gains      Losses   Fair Value in AOCI (3)
                                                             ---------- ---------- ---------- ---------- -----------
                                                                                 (in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies                                   $   34,292  $ 2,199     $   41   $   36,450   $    --
Obligations of U.S. states and their political subdivisions          --       --         --           --        --
Foreign government bonds                                         21,034    1.644         --       22,678        --
Corporate securities                                            707,754   47,472      2,945      752,281       (26)
Asset-backed securities(1)                                       57,808    1,671      5,446       54,033    (8,856)
Commercial mortgage-backed securities                            97,467    5,721         87      103,101        --
Residential mortgage-backed securities (2)                       89,300    6,746         48       95,998      (454)
                                                             ----------  -------     ------   ----------   -------
Total fixed maturities, available for sale                   $1,007,655  $65,453     $8,567   $1,064,541   $(9,336)
                                                             ==========  =======     ======   ==========   =======
Equity securities, available for sale                        $    2,301  $   178     $  405   $    2,074
                                                             ==========  =======     ======   ==========

--------
(1) Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2) Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
(3) Represents the amount of other-than-temporary impairment losses in "Accumulated other comprehensive income (loss)," or "AOCI," which, from January 1, 2009, were not included in earnings under new authoritative accounting guidance. Amount excludes $5 million of net unrealized gains (losses) on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.

                                                                                December 31, 2009
                                                             ------------------------------------------------------
                                                                                                         Other-than-
                                                                          Gross      Gross                temporary
                                                             Amortized  Unrealized Unrealized            impairments
                                                               Cost       Gains      Losses   Fair Value in AOCI (3)
                                                             ---------- ---------- ---------- ---------- -----------
                                                                                 (in thousands)
Fixed maturities, available for sale
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies                                   $   69,978  $   809    $   268   $   70,519  $     --
Obligations of U.S. states and their political subdivisions          --       --         --           --        --
Foreign government bonds                                         22,188    1,232        272       23,148        --
Corporate securities                                            667,718   27,475      5,101      690,092      (681)
Asset-backed securities(1)                                       62,273    1,132      6,560       56,845    (9,940)
Commercial mortgage-backed securities                            91,971    2,220        725       93,466        --
Residential mortgage-backed securities (2)                      114,258    6,465        413      120,310      (626)
                                                             ----------  -------    -------   ----------  --------
Total fixed maturities, available for sale                   $1,028,386  $39,333    $13,339   $1,054,380  $(11,247)
                                                             ==========  =======    =======   ==========  ========
Equity securities, available for sale                        $    4,003  $   129    $   306   $    3,826
                                                             ==========  =======    =======   ==========

--------
(1) Includes credit tranched securities collateralized by sub-prime mortgages, auto loans, credit cards, education loans, and other asset types.
(2) Includes publicly traded agency pass-through securities and collateralized mortgage obligations.
(3) Represents the amount of other-than-temporary impairment losses in "Accumulated other comprehensive income (loss)," or "AOCI," which, from January 1, 2009, were not included in earnings under new authoritative accounting guidance. Amount excludes $5 million of net unrealized gains (losses) on impaired securities relating to changes in the fair value of such securities subsequent to the impairment measurement date.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

The amortized cost and fair value of fixed maturities by contractual maturities at December 31, 2010, are as follows:

                                                  Available for Sale
                                               -------------------------
                                                                Fair
                                               Amortized Cost   Value
                                               -------------- ----------
                                                    (in thousands)
       Due in one year or less                   $   44,597   $   45,431
       Due after one year through five years        302,516      323,819
       Due after five years through ten years       326,528      348,498
       Due after ten years                           89,439       93,660
       Asset-backed securities                       57,808       54,034
       Commercial mortgage-backed securities         97,467      103,101
       Residential mortgage-backed securities        89,300       95,998
                                                 ----------   ----------
          Total                                  $1,007,655   $1,064,541
                                                 ==========   ==========

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Asset-backed, commercial mortgage-backed, and residential mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

The following table depicts the sources of fixed maturity proceeds and related gross investment gains (losses), as well as losses on impairments of both fixed maturities and equity securities:

                                                                                     2010      2009      2008
                                                                                   --------  --------  --------
                                                                                          (in thousands)
Fixed maturities, available for sale:

   Proceeds from sales                                                             $ 35,017  $ 59,587  $206,732
   Proceeds from maturities/repayments                                              157,785   194,623    42,743
   Gross investment gains from sales, prepayments and maturities                      4,160     1,540     1,108
   Gross investment losses from sales and maturities                                    (83)   (3,027)   (2,539)

Fixed maturity and equity security impairments:

   Net writedowns for other-than-temporary impairment losses on fixed maturities
     recognized in earnings (1)                                                    $ (2,554) $ (6,070) $ (9,149)

   Writedowns for other-than-temporary impairment losses on equity securities      $     --  $   (139) $     --

(1) Effective with the adoption of new authoritative guidance January 1, 2009, excludes the portion of other-than-temporary impairments recorded in "Other comprehensive income (loss)," representing any difference between the fair value of the impaired debt security and the net present value of its projected future cash flows at the time of impairment.

As discussed in Note 2, a portion of certain other-than-temporary impairment ("OTTI") losses on fixed maturity securities are recognized in "Other comprehensive income (loss)" ("OCI"). The net amount recognized in earnings ("credit loss impairments") represents the difference between the amortized cost of the security and the net present value of its projected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment. Any remaining difference between the fair value and amortized cost is recognized in OCI. The following tables set forth the amount of pre-tax credit loss impairments on fixed maturity securities held by the Company as of the dates indicated, for which a portion of the OTTI loss was recognized in OCI, and the corresponding changes in such amounts for the periods indicated.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

                                                                                                            Year Ended
                                                                                                           December 31,
                                                                                                               2010
                                                                                                          --------------
                                                                                                          (in thousands)
Credit losses recognized in earnings on fixed maturity securities held by the Company for which a portion of the OTTI loss was recognized in OCI

Balance, beginning of period, January 1, 2009                                                                $    --
Credit losses remaining in retained earnings related to adoption of new authoritative guidance on
  January 1, 2009                                                                                              2,361
Credit loss impairments previously recognized on securities which matured, paid down, prepaid or were
  sold during the period                                                                                        (603)
Credit loss impairments previously recognized on securities impaired to fair value during the period (1)          --
Credit loss impairment recognized in the current period on securities not previously impaired                  2,557
Additional credit loss impairments recognized in the current period on securities previously impaired          2,563
Increases due to the passage of time on previously recorded credit losses                                        546
Accretion of credit loss impairments previously recognized due to an increase in cash flows expected to
  be collected                                                                                                     7
Balance, December 31, 2009                                                                                   $ 7,431
                                                                                                             -------

Balance, beginning of period, January 1, 2010                                                                $ 7,431
                                                                                                             =======
Credit loss impairments previously recognized on securities which matured, paid down, prepaid or were
  sold during the period                                                                                      (1,059)
Credit loss impairments previously recognized on securities impaired to fair value during the period (1)        (992)
Credit loss impairment recognized in the current period on securities not previously impaired                     --
Additional credit loss impairments recognized in the current period on securities previously impaired          1,965
Increases due to the passage of time on previously recorded credit losses                                        530
Accretion of credit loss impairments previously recognized due to an increase in cash flows expected to
  be collected                                                                                                (1,112)
                                                                                                             -------
Balance, December 31, 2010                                                                                   $ 6,763
                                                                                                             =======

(1) Represents circumstances where the Company determined in the current period that it intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of the security's amortized cost.

Commercial Mortgage Loans

The Company's commercial mortgage loans are comprised as follows at December 31:

                                                          2010                  2009
                                                  --------------------- ---------------------
                                                      Amount     % of       Amount     % of
                                                  (in thousands) Total  (in thousands) Total
                                                  -------------- ------ -------------- ------
Commercial mortgage loans by property type:
Industrial buildings                                 $ 35,745     19.4%    $ 36,102     21.2%
Retail stores                                          36,046     19.6%      36,941     21.7%
Apartments/Multi-family                                25,340     13.8%      15,886      9.3%
Office buildings                                       30,468     16.6%      19,179     11.3%
Hospitality                                            10,273      5.6%      10,399      6.1%
Other                                                  33,834     18.4%      34,902     20.4%
                                                     --------    ------    --------    ------
Total collateralized loans                           $171,706     93.4%    $153,409     90.0%
                                                     ========    ======    ========    ======
Agricultural property loans                            12,140      6.6%      16,905     10.0%
                                                     --------    ------    --------    ------
Total commercial mortgage and agricultural loans     $183,846    100.0%    $170,314    100.0%
                                                     ========    ======    ========    ======
Valuation allowance                                    (1,409)               (2,379)
                                                     --------              --------
Total net commercial mortgage loans                  $182,437              $167,935
                                                     ========              ========

The commercial loans are geographically dispersed throughout the United States with the largest concentrations in New Jersey (12%) and Florida (11%) at December 31, 2010.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

Activity in the allowance for losses for all commercial loans, for the years ended December 31, is as follows:

                                                     2010    2009   2008
                                                    ------  ------ ------
                                                       (in thousands)
       Allowance for losses, beginning of year      $2,379  $1,444 $  560
       Increase/(Decrease) to allowance for losses    (970)    935    884
                                                    ------  ------ ------
       Allowance for losses, end of year            $1,409  $2,379 $1,444
                                                    ======  ====== ======

The following table sets forth the allowance for credit losses and the recorded investment in commercial mortgage and other loans as of December 31, 2010:

                                                       Commercial Agricultural
                                                        Mortgage    Property
                                                         Loans       Loans      Total
                                                       ---------- ------------ --------
                                                                (in thousands)
Allowance for Credit Losses:
Ending Balance: individually evaluated for impairment   $    424    $    --    $    424
Ending Balance: collectively evaluated for impairment        964         21         985
                                                        --------    -------    --------
Total Ending Balance                                    $  1,388    $    21    $  1,409
                                                        --------    -------    --------

Recorded Investment:
Ending balance gross of reserves:
individually evaluated for impairment                   $  3,847    $    --    $  3,847
Ending balance gross of reserves:
collectively evaluated for impairment                    167,859     12,140     179,999
                                                        --------    -------    --------
Total Ending balance, gross of reserves                 $171,706    $12,140    $183,846
                                                        --------    -------    --------

Impaired loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected.

At December 31, 2010 impaired commercial mortgage loans identified in management's specific review of probable loan losses consisted of Hospitality commercial mortgage loans with a recorded investment of $3.8 million, an unpaid principal balance of $3.8 million and the related allowance for losses was $0.4 million. Recorded investment reflects the balance sheet carrying value gross of related allowance.

Non-performing commercial mortgage and other loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans' expected future cash flows equals or exceeds the recorded investment. The average recorded investment in non-performing loans before allowance for losses was $3.9 million and $2.2 million for the years ended December 31, 2010 and December 31, 2009, repsectively. Net investment income recognized on these loans totaled less than $0.3 million for the years ended December 31, 2010 and December 31, 2009, respectively. See Note 2 for information regarding the Company's accounting policies for non-performing loans.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

The following tables set forth the credit quality indicators as of December 31, 2010:

Commercial mortgage loans

                                                                    Debt Service Coverage Ratio
                                     -----------------------------------------------------------------------------------------
                                     Greater than                                                        Less than
                                         2.0X     1.8X to 2.0X 1.5X to <1.8X 1.2X to <1.5X 1.0X to <1.2X   1.0X    Grand Total
                                     ------------ ------------ ------------- ------------- ------------- --------- -----------
                                                                    (in thousands)
Loan-to-Value Ratio
0%-49.99%                              $21,321      $13,638       $12,741       $    --       $ 4,346     $   --    $ 52,046
50%-59.99%                                  --       11,267            --            --         3,647         --      14,914
60%-69.99%                               5,000       14,954            --         1,784         9,758         --      31,496
70%-79.99%                               5,000        9,463            --        29,377         9,105      2,365      55,310
80%-89.99%                                  --           --            --        12,409            --         --      12,409
90%-100%                                    --           --            --            --            --      1,684       1,684
Greater than 100%                           --           --            --         3,847            --         --       3,847
                                       -------      -------       -------       -------       -------     ------    --------
   Total Commercial Mortgage Loans     $31,321      $49,322       $12,741       $47,417       $26,856     $4,049    $171,706
                                       =======      =======       =======       =======       =======     ======    ========

Agricultural loans

                                                                  Debt Service Coverage Ratio
                                   -----------------------------------------------------------------------------------------
                                   Greater than                                                        Less than
                                       2.0X     1.8X to 2.0X 1.5X to <1.8X 1.2X to <1.5X 1.0X to <1.2X   1.0X    Grand Total
                                   ------------ ------------ ------------- ------------- ------------- --------- -----------
                                                                  (in thousands)
Loan-to-Value Ratio
0%-49.99%                            $ 3,016      $   960       $ 4,009       $ 2,462       $    --     $   --    $ 10,447
50%-59.99%                                --           --            --            --            --         --          --
60%-69.99%                             1,693           --            --            --            --         --       1,693
70%-79.99%                                --           --            --            --            --         --          --
80%-89.99%                                --           --            --            --            --         --          --
90%-100%                                  --           --            --            --            --         --          --
Greater than 100%                         --           --            --            --            --         --          --
                                     -------      -------       -------       -------       -------     ------    --------
   Total Agricultural Loans          $ 4,709      $   960       $ 4,009       $ 2,462       $    --     $   --    $ 12,140
                                     =======      =======       =======       =======       =======     ======    ========

Commercial mortgage and
Agricultural loans

                                                                  Debt Service Coverage Ratio
                                   -----------------------------------------------------------------------------------------
                                   Greater than                                                        Less than
                                       2.0X     1.8X to 2.0X 1.5X to <1.8X 1.2X to <1.5X 1.0X to <1.2X   1.0X    Grand Total
                                   ------------ ------------ ------------- ------------- ------------- --------- -----------
                                                                  (in thousands)
Loan-to-Value Ratio
0%-49.99%                            $24,337      $14,598       $16,750       $ 2,462       $ 4,346     $   --    $ 62,493
50%-59.99%                                --       11,267            --            --         3,647         --      14,914
60%-69.99%                             6,693       14,954            --         1,784         9,758         --      33,189
70%-79.99%                             5,000        9,463            --        29,377         9,105      2,365      55,310
80%-89.99%                                --           --            --        12,409            --         --      12,409
90%-100%                                  --           --            --            --            --      1,684       1,684
Greater than 100%                         --           --            --         3,847            --         --       3,847
                                     -------      -------       -------       -------       -------     ------    --------
   Total Commercial Mortgage and
     Agricultural Loans              $36,030      $50,282       $16,750       $49,879       $26,856     $4,049    $183,846
                                     =======      =======       =======       =======       =======     ======    ========

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

All commercial mortgage and agricultural property loans are current as of December 31, 2010. The Company defines current in its aging of past due commercial mortgage and agricultural loans as less than 30 days past due.

Commercial mortgage and other loans on nonaccrual status as of December 31, 2010 include Hospitality commercial mortgage loans with a gross carrying value of $3.8 million. See Note 2 for further discussion regarding loans on nonaccrual status.

Other Long term Investments

"Other long-term investments" are comprised as follows at December 31:

                                                       2010    2009
                                                      ------- ------
                                                      (in thousands)
           Company's investment in Separate accounts  $ 1,893 $2,213
           Joint ventures and limited partnerships     15,020  6,096
           Derivatives /(1)/                               --     --
                                                      ------- ------
           Total other long- term investments         $16,913 $8,309
                                                      ------- ------

(1) Derivative balances of ($0.9) million and ($3.5) million at December 31, 2010 and 2009, respectively, were reclassed to Other Liabilities.

Net Investment Income

Net investment income for the years ended December 31, was from the following sources:

                                                   2010     2009     2008
                                                 -------  -------  -------
                                                       (in thousands)
    Fixed maturities, available for sale         $57,502  $53,615  $52,035
    Equity securities, available for sale            148      218      263
    Commercial mortgage loans                     11,264    9,822    8,216
    Policy loans                                   9,363    9,177    9,187
    Short-term investments and cash equivalents      129      434    1,455
    Other long-term investments                    1,691     (666)      (2)
                                                 -------  -------  -------
    Gross investment income                       80,097   72,600   71,154
    Less investment expenses                      (3,053)  (2,656)  (3,153)
                                                 -------  -------  -------
    Net investment income                        $77,044  $69,944  $68,001
                                                 =======  =======  =======

Carrying value for non-income producing assets included in fixed maturities totaled $0 million and $2 million as of December 31, 2010 and December 31, 2009, respectively. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2010.

Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the years ended December 31, were from the following sources:

                                                  2010     2009     2008
                                                 ------- -------  --------
                                                       (in thousands)
    Fixed maturities                             $ 1,523 $(7,557) $(10,575)
    Equity securities                                139    (138)       --
    Commercial mortgage loans                        970    (935)     (884)
    Short-term investments and cash equivalents        5      --        --
    Joint ventures and limited partnerships           --    (124)       --
    Derivatives                                   54,378  22,268   (15,496)
                                                 ------- -------  --------
    Realized investment gains/(losses), net      $57,015 $13,514  $(26,955)
                                                 ======= =======  ========

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains and losses on securities classified as "available for sale" and certain other long-term investments and other assets are included in the Statements of Financial Position as a component of "Accumulated other comprehensive income (loss)," or "AOCI." Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income (loss)" those items that are included as part of "Net income" for a period that had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the periods indicated below, split between amounts related to fixed maturity securities on which an OTTI loss has been recognized, and all other net unrealized investment gains and losses, are as follows:3

  Net Unrealized Investment Gains and Losses on Fixed Maturity Securities on which an OTTI loss has been recognized

                                                                                                 Accumulated
                                                                                                    Other
                                                                                                Comprehensive
                                                       Net      Deferred                        Income (Loss)
                                                   Unrealized    Policy    Policy    Deferred   Related To Net
                                                      Gains    Acquisition Holders  Income Tax    Unrealized
                                                   (Losses) On  Costs and  Account  (Liability)   Investment
                                                   Investments Other Costs Balance    Benefit   Gains (Losses)
                                                   ----------- ----------- -------  ----------- --------------
                                                                         (in thousands)
Balance, December 31, 2008                          $     --     $    --   $    --    $    --      $    --
Cumulative impact of the adoption of new
  authoritative guidance on January 1, 2009           (4,049)        290        --      1,316       (2,443)
Net investment gains (losses) on investments
  arising during the period                            4,471          --        --     (1,565)       2,906
Reclassification adjustment for OTTI losses
  included in net income                               5,080          --        --     (1,778)       3,302
Reclassification adjustment for OTTI losses
  excluded from net income (1)                       (11,483)         --        --      4,019       (7,464)
Impact of net unrealized investment (gains)
  losses on deferred policy acquisition costs             --       3,363        --     (1,177)       2,186
Impact of net unrealized investment (gains)
  losses on Policyholder account balance                  --          --    (1,383)       484         (899)
                                                    --------     -------   -------    -------      -------
Balance, December 31, 2009                          $ (5,981)    $ 3,653   $(1,383)   $ 1,299      $(2,412)
                                                    ========     =======   =======    =======      =======

Net investment gains (losses) on investments
  arising during the period                             (821)         --        --        287         (534)
Reclassification adjustment for OTTI losses
  included in net income                               2,504          --        --       (877)       1,627
Reclassification adjustment for OTTI losses
  excluded from net income (1)                           (11)         --        --          4           (7)
Impact of net unrealized investment (gains)
  losses on deferred policy acquisition and other
  costs                                                   --      (1,382)       --        484         (898)
Impact of net unrealized investment (gains)
  losses on policyholders' account balances               --          --       597       (209)         388
                                                    --------     -------   -------    -------      -------
Balance, December 31, 2010                          $ (4,309)    $ 2,271   $  (786)   $   988      $(1,836)
                                                    ========     =======   =======    =======      =======

--------
(1) Represents "transfers in" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

  All Other Net Unrealized Investment Gains and Losses in AOCI

                                                                                                        Accumulated
                                                                                                           Other
                                                                                                       Comprehensive
                                                                     Deferred                          Income (Loss)
                                                    Net Unrealized    Policy     Policy    Deferred    Related To Net
                                                    Gains (Losses)  Acquisition Holders   Income Tax     Unrealized
                                                          On         Costs and  Account   (Liability) Investment Gains
                                                    Investments (1) Other Costs Balances    Benefit       (Losses)
                                                    --------------- ----------- --------  ----------- ----------------
                                                                              (in thousands)
Balance, December 31, 2007                             $  5,827      $ (1,183)  $     85   $ (1,655)      $  3,074
Net investment (losses) on investments arising
  during the period                                     (87,322)           --         --     30,563        (56,759)
Reclassification adjustment for (losses) included
  in net income                                          10,575            --         --     (3,702)         6,873
Impact of net unrealized investment gains on
  deferred policy acquisition and other costs                --        42,376         --    (14,832)        27,544
Impact of net unrealized investment gains on
  policyholders' account balances                            --            --    (17,542)     6,140        (11,402)
                                                       --------      --------   --------   --------       --------
Balance, December 31, 2008                             $(70,920)     $ 41,193   $(17,457)  $ 16,514       $(30,670)
Cumulative impact of the adoption of new
  authoritative guidance on January 1, 2009              (2,016)           33         --        694         (1,289)
Net investment gains (losses) on investments
  arising during the period                              91,116            --         --    (31,891)        59,225
Reclassification adjustment for gains (losses)
  included in net income                                  2,616            --         --       (916)         1,700
Reclassification adjustment for OTTI losses
  excluded from net income (2)                           11,483            --         --     (4,019)         7,464
Impact of net unrealized investment (gains)
  losses on deferred policy acquisition and other
  costs                                                      --       (60,878)        --     21,307        (39,571)
Impact of net unrealized investment (gains)
  losses on policyholders' account balances                  --            --     23,727     (8,304)        15,423
                                                       --------      --------   --------   --------       --------
Balance, December 31, 2009                             $ 32,279      $(19,652)  $  6,270   $ (6,615)      $ 12,282
Net investment gains (losses) on investments
  arising during the period                              24,868            --         --     (8,703)        16,165
Reclassification adjustment for (gains) losses
  included in net income                                  4,166            --         --     (1,458)         2,708
Reclassification adjustment for OTTI losses
  excluded from net income (2)                               11            --         --         (4)             7
Impact of net unrealized investment gains (
  losses) on deferred policy acquisition and other
  costs                                                      --       (11,002)        --      3,851         (7,151)
Impact of net unrealized investment (gains)
  losses on policyholders' account balances                  --            --      4,716     (1,651)         3,065
                                                       --------      --------   --------   --------       --------
Balance, December 31, 2010                             $ 61,324      $(30,654)  $ 10,986   $(14,580)      $ 27,076
                                                       ========      ========   ========   ========       ========

(1)  Include cash flow hedges. See Note 11 for information on cash flow hedges.
(2) Represents "transfers out" related to the portion of OTTI losses recognized during the period that were not recognized in earnings for securities with no prior OTTI loss.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

The table below presents net unrealized gains (losses) on investments by asset class as of the dates indicated:

                                                                     December 31, December 31,
                                                                         2010         2009
                                                                     ------------ ------------
                                                                          ( in thousands)
Fixed maturity securities on which an OTTI loss has been recognized    $(4,309)     $(5,981)
Fixed maturity securities, available for sale - all other              $61,195      $31,975
Equity securities, available for sale                                     (227)        (177)
Derivatives designated as cash flow hedges/(1)/                         (1,100)        (675)
Other investments                                                        1,456        1,156
                                                                       -------      -------
Net unrealized gain/(losses) on investments                            $57,015      $26,298
                                                                       =======      =======

--------
(1)  See Note 11 for more information on cash flow hedges.

Duration of Gross Unrealized Loss Positions for Fixed Maturities

The following table shows the fair value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position, as of the dates indicated:

                                                                                     December 31, 2010
                                                             -------------------------------------------------------------------
                                                             Less than twelve months Twelve months or more         Total
                                                             ----------------------- --------------------- ---------------------
                                                                         Unrealized             Unrealized            Unrealized
                                                             Fair Value    Losses    Fair Value   Losses   Fair Value   Losses
                                                             ----------  ----------  ---------- ---------- ---------- ----------
                                                                                      (in thousands)
Fixed maturities available for sale

U.S. Treasury securities and obligations of U.S. government
  authorities and agencies                                    $ 2,078      $   41     $    --     $   --    $  2,078    $   41
Obligations of U.S. states and their political subdivisions        --          --          --         --          --        --
Foreign government bonds                                           --          --          --         --          --        --
Corporate securities                                           73,679       2,524       6,545        421      80,224     2,945
Commercial mortgage-backed securities.                          7,148          87          --         --       7,148        87
Asset-backed securities                                        10,608         169      16,442      5,277      27,050     5,446
Residential mortgage-backed securities                          3,219          48          --         --       3,219        48
                                                              -------      ------     -------     ------    --------    ------
   Total                                                      $96,732      $2,869     $22,987     $5,698    $119,719    $8,567
                                                              =======      ======     =======     ======    ========    ======

                                                                          December 31, 2009
                                                  ----------------------------------------------------------------------
                                                  Less than twelve months Twelve months or more(1)         Total
                                                  ----------------------- ------------------------ ---------------------
                                                              Unrealized               Unrealized             Unrealized
                                                  Fair Value    Losses    Fair Value     Losses    Fair Value   Losses
                                                  ----------  ----------  ----------   ----------  ---------- ----------
                                                                           (in thousands)
Fixed maturities available for sale

U.S. Treasury securities and obligations of U.S.
  government authorities and agencies              $  9,622     $  268     $    --       $   --     $  9,622   $   268
Obligations of U.S. states and their political
  subdivisions                                           --         --          --           --           --        --
Foreign government bonds                              6,719        272          --           --        6,719       272
Corporate securities                                135,989      2,372      49,634        2,729      185,623     5,101
Commercial mortgage-backed securities.               27,213        337       9,031          388       36,244       725
Asset-backed securities                               4,966      2,012      20,868        4,548       25,834     6,560
Residential mortgage-backed securities                5,786        413          --           --        5,786       413
                                                   --------     ------     -------       ------     --------   -------
   Total                                           $190,295     $5,674     $79,533       $7,665     $269,828   $13,339
                                                   ========     ======     =======       ======     ========   =======

(1) The month count for aging of unrealized losses was reset back to historical unrealized loss month counts for securities impacted by the adoption of new authoritative guidance related to other-than-temporary impairments of debt securities on January 1, 2009.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

The gross unrealized losses at December 31, 2010 and 2009 are composed of $6 million and $7 million related to high or highest quality securities based on NAIC or equivalent rating and $3 million and $6 million related to other than high or highest quality securities based on NAIC or equivalent rating, respectively. At December 31, 2010, $5 million of the gross unrealized losses represented declines in value of greater than 20%, none of which had been in that position for less than six months, as compared to $6 million at December 31, 2009 that represented declines in value of greater than 20%, $0.5 million of which had been in that position for less than six months. At December 31, 2010, the $6 million of gross unrealized losses of twelve months or more were concentrated in asset backed securities, and in the utilities and transportation sectors of the Company's corporate securities. At December 31, 2009, the $8 million of gross unrealized losses of twelve months or more were concentrated in asset backed securities, and in the manufacturing and utilities sectors of the Company's corporate securities. In accordance with its policy described in Note 2, the Company concluded that an adjustment to earnings for other-than-temporary impairments for these securities was not warranted at December 31, 2010 or 2009. These conclusions are based on a detailed analysis of the underlying credit and cash flows on each security. The gross unrealized losses are primarily attributable to credit spread widening and increased liquidity discounts. At December 31, 2010, the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before the anticipated recovery of its remaining amortized cost basis.

Duration of Gross Unrealized Loss Positions for Equity Securities

The following table shows the fair value and gross unrealized losses aggregated by length of time that individual equity securities have been in a continuous unrealized loss position, as of the following dates:

                                                             December 31 30, 2010
                                       -------------------------------------------------------------------
                                       Less than twelve months Twelve months or more         Total
                                       ----------------------- --------------------- ---------------------
                                                   Unrealized             Unrealized            Unrealized
                                       Fair Value    Losses    Fair Value   Losses   Fair Value   Losses
                                       ----------  ----------  ---------- ---------- ---------- ----------
                                                                (in thousands)
Equity Securities, available for sale    $  255       $245       $1,536      $160      $1,791      $405
                                         ======       ====       ======      ====      ======      ====

                                                               December 31, 2009
                                       -------------------------------------------------------------------
                                       Less than twelve months Twelve months or more         Total
                                       ----------------------- --------------------- ---------------------
                                                   Unrealized             Unrealized            Unrealized
                                       Fair Value    Losses    Fair Value   Losses   Fair Value   Losses
                                       ----------  ----------  ---------- ---------- ---------- ----------
                                                                (in thousands)
Equity Securities, available for sale    $1,861       $ --       $1,389      $306      $3,250      $306
                                         ======       ====       ======      ====      ======      ====

At December 31, 2010, $245 thousand of the gross unrealized losses represented declines of greater than 20%, all of which have been in that position for less than six months. Perpetual preferred securities have characteristics of both debt and equity securities. Since an impairment model similar to fixed maturity securities is applied to these securities, an other-than-temporary impairment has not been recognized on certain perpetual preferred securities that have been in a continuous unrealized loss position for twelve months or more as of September 30, 2010 and December 31, 2009. In accordance with its policy described in Note 2, the Company concluded that an adjustment for other-than-temporary impairments for these equity securities was not warranted at December 31, 2010 or December 31, 2009.

Securities Pledged and Special Deposits

The Company pledges as collateral investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreements to repurchase and futures contracts. At December 31, the carrying value of investments pledged to third parties as reported in the Statements of Financial Position included the following:

                                                               2010    2009
                                                              ------  -------
                                                              ( in thousands)
   Fixed maturity securities, available for sale - all other   3,314   31,727
                                                              ------  -------
   Total securities pledged                                   $3,314  $31,727
                                                              ======  =======

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

3. INVESTMENTS (continued)

As of December 31, 2010, the carrying amount of the associated liabilities supported by the pledged collateral was $3.4 million. Of this amount, $3.0 million was "Securities sold under agreements to repurchase" and $0.4 million was "Cash collateral for loaned securities. As of December 31, 2009, the carrying amount of the associated liabilities supported by the pledged collateral was $33 million. Of this amount, $12 million was "Securities sold under agreements to repurchase" and $21 million was "Cash collateral for loaned securities."

Fixed maturities of $0.5 million at December 31, 2010 and 2009 were on deposit with governmental authorities or trustees as required by certain insurance laws.

4. DEFERRED POLICY ACQUISITION COSTS

The balances of and changes in deferred policy acquisition costs for the year ended December 31, are as follows:

                                                           2010      2009      2008
                                                         --------  --------  --------
                                                                (in thousands)
Balance, beginning of year                               $305,617  $326,806  $273,144
Capitalization of commissions, sales and issue expenses    85,510    57,391    49,675
Amortization                                              (12,821)  (22,842)  (38,389)
Change in unrealized investment gains/(losses)            (12,336)  (55,738)   42,376
                                                         --------  --------  --------
Balance, end of year                                     $365,970  $305,617  $326,806
                                                         ========  ========  ========

Deferred acquisition costs include reductions in capitalization and amortization related to reinsurance expense allowances resulting from the coinsurance treaties with Prudential Arizona Reinsurance Captive Company, or "PARCC," Prudential Arizona Reinsurance Term Company, or "PAR TERM" as discussed in Note 13 to the Consolidated Financial Statements.

Ceded capitalization was $29 million, $15 million and $20 million in 2010, 2009 and 2008, respectively. Ceded amortization relating to this treaty included amounted to $9 million, $8 million and $4 million in 2010, 2009 and 2008, respectively.

5. POLICYHOLDERS' LIABILITIES

Future policy benefits at December 31 are as follows:

                                                   2010      2009
                                                 --------  --------
                                                   (in thousands)
            Life insurance                       $534,286  $451,254
            Individual and group annuities          6,149     6,140
            Policy claims and other liabilities   (37,081)    3,039
                                                 --------  --------
            Total future policy benefits         $503,354  $460,433
                                                 ========  ========

Life insurance liabilities include reserves for death benefits and other policy benefits. Individual annuity liabilities include reserves for annuities that are in payout status.

Future policy benefits for life insurance are generally equal to the aggregate of (1) the present value of future benefit payments and related expenses, less the present value of future net premiums, and (2) any premium deficiency reserves. Assumptions as to mortality and persistency are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. Interest rates range from 2.50% to 7.50 %.

Future policy benefits for individual and group annuities and supplementary contracts are generally equal to the aggregate of (1) the present value of expected future payments, and (2) any premium deficiency reserves. Assumptions as to mortality are based on the Company's experience, and in certain instances, industry experience, when the basis of the reserve is established. The interest rates used in the determination of the present value range from 1.32% to 8.75%, with 5.6% of the reserves based on an interest rate in excess of 8%. Future policy benefits for other contract liabilities are generally equal to the present value of expected future payments based on the Company's experience. The interest rates used in the determination of the present values range from 0.77% to 6.21%.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

5. POLICYHOLDERS' LIABILITIES (continued)

Policyholders' account balances at December 31 are as follows:

                                                    2010       2009
                                                 ---------- ----------
                                                    (in thousands)
          Interest-sensitive life contracts      $  723,533 $  677,220
          Individual annuities                      210,671    247,076
          Guaranteed interest accounts               38,713     37,418
          Other                                      80,890     63,304
                                                 ---------- ----------
          Total policyholders' account balances   1,053,807 $1,025,018
                                                 ========== ==========

Policyholders' account balances represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges, if applicable. Interest crediting rates for interest-sensitive contracts range from 3.00% to 4.90%. Interest crediting rates for individual annuities range from 1.00% to 4.93%. Interest crediting rates for guaranteed interest accounts range from 1.25% to 5.25%. Interest crediting rates range from 1.00% to 3.50% for other.

6. REINSURANCE

The Company participates in reinsurance with its affiliates Prudential Insurance, Prudential Arizona Reinsurance Captive Company, or "PARCC", Pruco Life, Pruco Reinsurance, Ltd., or "Pruco Re", and Prudential Arizona Reinsurance Term Company, or "PAR TERM", in order to provide risk diversification, additional capacity for future growth and limit the maximum net loss potential. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. The likelihood of a material reinsurance liability resulting from such inability of reinsurers to meet their obligation is considered to be remote.

Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. Amounts recoverable from reinsurers for long duration contracts are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies. The affiliated reinsurance agreements are described further in Note 13 of the Financial Statements.

Effective April 1, 2008, the Company entered into an agreement to reinsure certain variable Corporate Owned Life Insurance "COLI" policies with Pruco Life.

Reinsurance amounts included in the Statement of Operations and Comprehensive Income for the years ended December 31 are below.

                                                     2010       2009       2008
                                                  ---------  ---------  ---------
                                                           (in thousands)
Gross premiums and policy charges and fee income  $ 283,990  $ 267,109  $ 256,765
Reinsurance ceded                                  (215,811)  (180,844)  (166,150)
                                                  ---------  ---------  ---------
Net premiums and policy charges and fee income    $  68,179  $  86,265  $  90,615
                                                  =========  =========  =========
Policyholders' benefits ceded                     $  95,634  $  81,364  $  85,156
                                                  =========  =========  =========
Realized capital gains (losses) ceded, net        $    (407) $ (44,367) $  48,774
                                                  =========  =========  =========

Realized investment gains and losses include the reinsurance of certain of the Company's embedded derivatives. Changes in the fair value of the embedded derivatives are recognized through "Realized investment gains." The Company has entered into reinsurance agreements to transfer the risk related to certain living benefit options to Pruco Re. The reinsurance agreements contain derivatives and have been accounted for in the same manner as an embedded derivative.

Reinsurance premiums ceded for interest-sensitive products is accounted for as a reduction of policy charges and fee income. Reinsurance ceded for term insurance products is accounted for as a reduction of premiums.

Reinsurance recoverables, included in the Company's Statements of Financial Position, at December 31, 2010 and 2009 were $420 million and $323 million, respectively.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

6. REINSURANCE (continued)

The gross and net amounts of life insurance in force at December 31, were as follows:

                                       2010          2009          2008
                                   ------------  ------------  ------------
                                                (in thousands)
    Gross life insurance in force  $ 96,896,483  $ 95,400,464  $ 89,008,979
    Reinsurance ceded               (86,500,898)  (86,036,509)  (80,943,597)
                                   ------------  ------------  ------------
    Net life insurance in force    $ 10,395,585  $  9,363,955  $  8,065,382
                                   ============  ============  ============

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS

The Company issues traditional variable annuity contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts with general and separate account options where the Company contractually guarantees to the contractholder a return of no less than (1) total deposits made to the contract less any partial withdrawals ("return of net deposits"), (2) total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"), or
(3) the highest contract value on a specified date minus any withdrawals ("contract value"). These guarantees include benefits that are payable in the event of death, annuitization or at specified dates during the accumulation period and withdrawal and income benefits payable during specified periods.

The Company also issues annuity contracts with market value adjusted investment options ("MVAs"), which provide for a return of principal plus a fixed rate of return if held to maturity, or, alternatively, a "market adjusted value" if surrendered prior to maturity or if funds are allocated to other investment options. The market value adjustment may result in a gain or loss to the Company, depending on crediting rates or an indexed rate at surrender, as applicable.

In addition, the Company issues variable life, variable universal life and universal life contracts where the Company contractually guarantees to the contractholder a death benefit even when there is insufficient value to cover monthly mortality and expense charges, whereas otherwise the contract would typically lapse ("no lapse guarantee"). Variable life and variable universal life contracts are offered with general and separate account options similar to variable annuities.

The assets supporting the variable portion of both traditional variable annuities and certain variable contracts with guarantees are carried at fair value and reported as "Separate account assets" with an equivalent amount reported as "Separate account liabilities." Amounts assessed against the contractholders for mortality, administration, and other services are included within revenue in "Policy charges and fee income" and changes in liabilities for minimum guarantees are generally included in "Policyholders' benefits." In 2010 and 2009 there were no gains or losses on transfers of assets from the general account to a separate account.

For guarantees of benefits that are payable at annuitization, the net amount at risk is generally defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, timing of annuitization, contract lapses and contractholder mortality.

For guarantees of benefits that are payable at withdrawal, the net amount at risk is generally defined as the present value of the minimum guaranteed withdrawal payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance. For guarantees of accumulation balances, the net amount at risk is generally defined as the guaranteed minimum accumulation balance minus the current account balance. The Company's primary risk exposures for these contracts relates to actual deviations from, or changes to, the assumptions used in the original pricing of these products, including equity market returns, interest rates, market volatility or contractholder behavior used in the original pricing of these products.

The Company's contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. The liabilities related to the net amount at risk are reflected within "Future policy benefits." As of December 31, 2010 and 2009, the Company had the following guarantees associated with these contracts, by product and guarantee type:

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

The Company's contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed may not be mutually exclusive. The liabilities related to the net amount at risk are reflected within "Future policy benefits." As of December 31, 2010 and 2009, the Company had the following guarantees associated with these contracts, by product and guarantee type:

                                                    December 31, 2010                      December 31, 2009
                                         ---------------------------------------- -----------------------------------
                                                               At Annuitization / In the Event of  At Annuitization /
                                         In the Event of Death  Accumulation (1)       Death        Accumulation (1)
                                         --------------------- ------------------ ---------------- ------------------
                                                      (in thousands)                        (in thousands)
Variable Annuity Contracts

Return of Net Deposits
Account value                                 $1,973,903                  N/A        $ 843,318               N/A
Net amount at risk                            $    8,252                  N/A        $  24,037               N/A

Average attained age of contractholders         60 years                  N/A         61 years               N/A

Minimum return or contract value
Account value                                 $1,036,830          $ 2,392,669        $ 688,296         $ 930,306
Net amount at risk                            $   36,926          $    65,120        $  79,173         $  58,517
Average attained age of contractholders         64 years             59 years         65 years          60 years
Average period remaining until earliest                                                                     2.58
  expected annuitization                             N/A           1.58 years              N/A             years
--------
(1)Includes income and withdrawal as described herein

                                           Unadjusted Value      Adjusted Value   Unadjusted Value   Adjusted Value
                                         --------------------- ------------------ ---------------- ------------------
Market value adjusted annuities

Account value...........................      $   15,104          $    15,827        $  16,135         $  17,049

                                                           December 31, 2010 December 31, 2009
                                                           ----------------- -----------------
                                                                  In the Event of Death
                                                           -----------------------------------
                                                                     (in thousands)
Variable Life, Variable Universal Life and Universal Life
  Contracts

No Lapse Guarantees
Separate account value                                        $  569,060        $  508,351
General account value                                         $  194,596        $  171,525
Net amount at risk                                            $6,039,086        $6,080,255
Average attained age of contractholders                         49 years          48 years

Account balances of variable annuity contracts with guarantees were invested in separate account investment options as follows:

                                December 31, 2010 December 31, 2009
                                ----------------- -----------------
                                          (in thousands)
            Equity funds           $1,677,692        $  812,314
            Bond funds                968,140           301,614
            Money market funds        165,075           181,001
                                   ----------        ----------
               Total               $2,810,907        $1,294,929
                                   ==========        ==========

In addition to the above mentioned amounts invested in separate account investment options, $199.8 million and $236.7 million of account balances of variable annuity contracts with guarantees (inclusive of contracts with MVA features) were invested in general account investment options in 2010 and 2009, respectively.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)


Liabilities for Guaranteed Benefits

The table below summarizes the changes in general account liabilities for guarantees on variable contracts. The liabilities for guaranteed minimum death benefits ("GMDB") and guaranteed minimum income benefits ("GMIB") are included in "Future policy benefits" and the related changes in the liabilities are included in "Policyholders' benefits." Guaranteed minimum income and withdrawal benefits ("GMIWB"), guaranteed minimum withdrawal benefits ("GMWB") and guaranteed minimum accumulation benefits ("GMAB") features are considered to be bifurcated embedded derivatives and are recorded at fair value. Changes in the fair value of these derivatives, including changes in the Company's own risk of non-performance, along with any fees attributed or payments made relating to the derivative, are recorded in "Realized investment gains (losses), net." See
Note 10 for additional information regarding the methodology used in determining the fair value of these embedded derivatives. The liabilities for GMAB, GMWB and GMIWB are included in "Future policy benefits."

                                                                                         GMIWB -
                                                             GMDB                GMIB     GMAB      Total
                                               -------------------------------  ------  --------  --------
                                                        Variable Life, Variable
                                               Variable    Universal Life &
                                               Annuity      Universal Life      Variable Annuity
                                               -------- ----------------------- ----------------  --------
                                                                      (in thousands)
Balance as of January 1, 2008                  $   846          $ 6,599         $  416  $  3,087  $ 10,948
       Incurred guarantee benefits /(1)/         5,636            4,677          1,386    60,816    72,515
       Paid guarantee benefits                    (889)              --             --        --      (889)
                                               -------          -------         ------  --------  --------
Balance as of December 31, 2008                $ 5,593          $11,276         $1,802  $ 63,903  $ 82,574
       Incurred guarantee benefits /(1)/        (1,821)           6,217           (489)  (66,315)  (62,408)
       Paid guarantee benefits                  (2,288)            (250)            --        --    (2,538)
                                               -------          -------         ------  --------  --------
   Balance as of December 31, 2009             $ 1,484          $17,243         $1,313  $ (2,412) $ 17,628
       Incurred guarantee benefits /(1)/           217            1,143            (77)  (38,904)  (37,621)
       Paid guarantee benefits                    (861)              --             --        --      (861)
                                               -------          -------         ------  --------  --------
Balance as of December 31, 2010                $   840          $18,386         $1,236   (41,316)  (20,854)
                                               =======          =======         ======  ========  ========

(1) Incurred guarantee benefits include the portion of assessments established as additions to reserves as well as changes in estimates affecting the reserves. Also includes changes in the fair value of features considered to be embedded derivatives.

The GMDB liability is determined each period end by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the death benefits in excess of the account balance. The GMIB liability is determined each period by estimating the accumulated value of a portion of the total assessments to date less the accumulated value of the projected income benefits in excess of the account balance. The portion of assessments used is chosen such that, at issue (or, in the case of acquired contracts, at the acquisition date), the present value of expected death benefits or expected income benefits in excess of the projected account balance and the portion of the present value of total expected assessments over the lifetime of the contracts are equal. The Company regularly evaluates the estimates used and adjusts the GMDB and GMIB liability balances, with an associated charge or credit to earnings, if actual experience or other evidence suggests that earlier assumptions should be revised.

The GMAB features provide the contractholder with a guaranteed return of initial account value or an enhanced value if applicable. The most significant of the Company's GMAB features are the guaranteed return option ("GRO") features, which includes an asset transfer feature that reduces the Company's exposure to these guarantees. The GMAB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature.

The GMWB features provide the contractholder with a guaranteed remaining balance if the account value is reduced to zero through a combination of market declines and withdrawals. The guaranteed remaining balance is generally equal to the protected value under the contract, which is initially established as the greater of the account value or cumulative deposits when withdrawals commence, less cumulative withdrawals. The contractholder also has the option, after a specified time period, to reset the guaranteed remaining balance to the then-current account value, if greater. The GMWB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature.

The GMIWB features, taken collectively, provides a contractholder two optional methods to receive guaranteed minimum payments over time, a "withdrawal" option or an "income" option. The withdrawal option (which is available under only one of the Company's GMIWBs) guarantees that a contract holder can withdraw an amount each year until the cumulative withdrawals reach a total guaranteed balance. The income option (which varies among the Company's GMIWBs) in general guarantees the contract holder the ability to withdraw an amount each year for life (or for joint lives, in the case of any spousal version of the benefit) where such amount is equal to a percentage of a protected value under the benefit. The contractholder also has the potential to increase this annual amount, based on certain subsequent increases in account value that may occur. Certain GMIWB features include an asset transfer feature that reduces the Company's exposure to these guarantees. The GMIWB liability is calculated as the present value of future expected payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

7. CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS (continued)

As part of its risk management strategy, the Company limits its exposure to these risks through a combination of product design elements, such as an asset transfer feature, and affiliated reinsurance agreements. The asset transfer feature included in the design of certain optional living benefits transfers assets between the variable investments selected by the annuity contractholder and, depending on the benefit feature, a fixed rate account in the general account or a bond portfolio within the separate account. The transfers are based on the static mathematical formula, used with the particular optional benefit, which considers a number of factors, including the impact of investment performance of the contractholder total account value. In general, negative investment performance may result in transfers to a fixed-rate account in the general account or a bond portfolio within the separate account, and positive investment performance may result in transfers back to contractholder-selected investments. Other product design elements utilized for certain products to manage these risks include asset allocation restrictions and minimum purchase age requirements. For risk management purposes the Company segregates the variable annuity living benefit features into those that include the asset transfer feature including certain GMIWB riders and certain GMAB riders that feature the GRO policyholder benefits; and those that do not include the asset transfer feature, including certain legacy GMIWB, GMWB, GMAB and GMIB riders. Living benefit riders that include the asset transfer feature also include GMDB riders, and as such the GMDB risk in these riders also benefits from the asset transfer feature

Sales Inducements

These inducements include: (1) a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's initial deposit and (2) additional credits after a certain number of years a contract is held. Changes in deferred sales inducements, reported as "Interest credited to policyholders' account balances", are as follows:

The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize deferred policy acquisition costs. These deferred sales inducements are included in "Other Assets" in the Company's Statements of Financial Position. The Company offers various types of sales inducements. These inducements include: (1) a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's initial deposit and
(2) additional credits after a certain number of years a contract is held. Changes in deferred sales inducements, reported as "Interest credited to policyholders' account balances," are as follows:

                                                       2010     2009     2008
                                                     -------  -------  -------
                                                           (in thousands)
 Balance, beginning of year                          $30,265  $28,015  $21,957
 Capitalization                                       21,594    8,689    6,959
 Amortization                                           (705)  (4,663)    (901)
 Change in unrealized investment gains and (losses)      (48)  (1,776)      --
                                                     -------  -------  -------
 Balance, end of year                                 51,106   30,265   28,015
                                                     =======  =======  =======

8. STATUTORY NET INCOME AND SURPLUS AND DIVIDEND RESTRICTIONS

The Company is required to prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing investments, deferred taxes, and certain assets on a different basis.

Statutory net income (loss) of the Company amounted to $52 million, $4 million, and $(22) million for the years ended December 31, 2010, 2009 and 2008, respectively. Statutory surplus of the Company amounted to $216 million and $160 million at December 31, 2010 and 2009, respectively.

The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the New Jersey Department of Banking and Insurance. Prescribed statutory accounting practices include publications of the NAIC, state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The Company is subject to New Jersey law, which limits the amount of dividends that insurance companies can pay to stockholders without approval of the New Jersey Department of Banking and Insurance. The maximum dividend, which may be paid in any twelve-month period without notification or approval, is limited to the greater of 10% of statutory surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations, there is $49 million capacity to pay a dividend in 2011 without prior approval. The Company did not pay any dividends in 2010.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, were as follows:

                                                                          2010    2009     2008
                                                                         ------- ------- --------
                                                                              (in thousands)
Current tax expense (benefit):
   U.S.                                                                  $23,841 $20,362 $  1,033
                                                                         ------- ------- --------
   Total                                                                  23,841  20,362    1,033
                                                                         ------- ------- --------

Deferred tax expense (benefit):
   U.S.                                                                   19,701     644    3,085
                                                                         ------- ------- --------
   Total                                                                  19,701     644    3,085
                                                                         ------- ------- --------

Total income tax expense (benefit) on income from continuing operations  $43,542 $21,006 $  4,118
   Other comprehensive income (loss)                                       8,264  21,850  (18,213)
   Cumulative effect of changes in accounting policy                          --   2,010       --
                                                                         ------- ------- --------
Total income tax expense (benefit) on continuing operations              $51,806 $44,866 $ 14,095
                                                                         ======= ======= ========

The Company's income (loss) from continuing operations before income taxes includes income (loss) from domestic operations of $141.5 million, $76.0 million and $25.8 million, and no income from foreign operations for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company's actual income tax expense for the years ended December 31, differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes and cumulative effect of accounting change for the following reasons:

                                                                           2010     2009     2008
                                                                         -------  -------  -------
                                                                               (in thousands)
Expected federal income tax expense (benefit)                            $49,520  $26,610  $ 9,038
Non-taxable investment income                                             (4,449)  (3,240)  (4,573)
Tax Credits                                                                 (362)    (195)      --
Expiration of statute of limitations and related interest                     --   (2,695)      --
Other                                                                     (1,167)     526     (347)
                                                                         -------  -------  -------
Total income tax expense (benefit) on income from continuing operations  $43,542  $21,006  $ 4,118
                                                                         =======  =======  =======

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

                                                     2010      2009
                                                  ---------  --------
                                                     (in thousands)
          Deferred tax assets
             Investments                          $      --  $  5,219
             Other                                    7,252     7,222
                                                  ---------  --------
             Deferred tax assets                  $   7,252  $ 12,441
                                                  ---------  --------

          Deferred tax liabilities
             Insurance reserves                   $  14,489  $ 21,398
             Deferred acquisition costs              85,442    67,816
             Investments                              1,159        --
             Net Unrealized gains on securities      20,341     9,441
                                                  ---------  --------
             Deferred tax liabilities             $ 121,431    98,655
                                                  ---------  --------

          Net deferred tax asset (liability)      $(114,179) $(86,214)
                                                  =========  ========

The application of U.S. GAAP requires the Company to evaluate the recoverability of deferred tax assets and establish a valuation allowance if necessary to reduce the deferred tax asset to an amount that is more likely than not expected to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the deferred tax assets and liabilities; (2) whether they are ordinary or capital; (3) in which tax jurisdictions they were generated and the timing of their reversal;
(4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards;
(5) the length of time that carryovers can be utilized in the various taxing jurisdictions; (6) any unique tax rules that would impact the utilization of the deferred tax assets; and (7) any tax planning

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES (continued)

strategies that the Company would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is more likely than not that the deferred tax assets, net of valuation allowances, will be realized. The company had no valuation allowance as of December 31, 2010, 2009 and 2008.

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax assets. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of deferred tax asset that is realizable.

The Company's unrecognized tax benefits for the periods indicated are as follows:

                                                                                    Unrecognized    Total
                                                                      Unrecognized  tax benefits unrecognized
                                                                      tax benefits    2002 and   tax benefits
                                                                      prior to 2002   forward     all years
                                                                      ------------- ------------ ------------
                                                                                  (in thousands)
Amounts as of December 31, 2007                                          $ 3,596      $ 1,470      $ 5,066
Increases in unrecognized tax benefits taken in prior period                  --           47           47
(Decreases) in unrecognized tax benefits taken in prior period                --           --           --
                                                                         -------      -------      -------
Amounts as of December 31, 2008                                          $ 3,596      $ 1,517      $ 5,113
Increases in unrecognized tax benefits taken in prior period                  --           --           --
(Decreases) in unrecognized tax benefits taken in prior period                --         (210)        (210)
Settlements with taxing authorities                                           --           --           --
(Decreases) in unrecognized tax benefits as a result of lapse of the
  applicable statute of limitations                                       (2,107)          --       (2,107)
                                                                         -------      -------      -------
Amounts as of December 31, 2009                                          $ 1,489        1,307        2,796
Increases in unrecognized tax benefits taken in prior period                  --           --
(Decreases) in unrecognized tax benefits taken in prior period                --       (1,177)      (1,177)
                                                                         -------      -------      -------
Amounts as of December 31, 2010                                          $ 1,489          130      $ 1,619
                                                                         =======      =======      =======

Unrecognized tax benefits that, if recognized, would favorably
  impact the effective rate as of December 31, 2008                      $ 3,596      $    --      $ 3,596
                                                                         =======      =======      =======
Unrecognized tax benefits that, if recognized, would favorably
  impact the effective rate as of December 31, 2009                      $ 1,489      $    --      $ 1,489
                                                                         =======      =======      =======
Unrecognized tax benefits that, if recognized, would favorably
  impact the effective rate as of December 31, 2010                      $ 1,489      $    --      $ 1,489
                                                                         =======      =======      =======

The Company classifies all interest and penalties related to tax uncertainties as income tax expense (benefit). The amounts recognized in the financial statements for tax-related interest and penalties for the years ended
December 31, are as follows:

                                                                                            2010    2009  2008
                                                                                          -------  ------ ----
                                                                                             (in thousands)
Interest and penalties recognized in the statements of operations                         $(1,100) $  400 $100
Interest and penalties recognized in liabilities in the statements of financial position  $    --  $1,100 $700

The Company's liability for income taxes includes the liability for unrecognized tax benefits, interest and penalties which relate to tax years still subject to review by the Internal Revenue Service ("IRS") or other taxing authorities. Audit periods remain open for review until the statute of limitations has passed. Generally, for tax years which produce net operating losses, capital losses or tax credit carryforwards ("tax attributes"), the statute of limitations does not close, to the extent of these tax attributes, until the expiration of the statute of limitations for the tax year in which they are fully utilized. The completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. The statute of limitations for the 2002 tax year expired on April 30, 2009. The statute of limitations for the 2003 tax year expired on July 31, 2009. The statute of limitations for the 2004 through 2007 tax years will expire in February 2012, unless extended. Tax years 2008 and 2009 are still open for IRS examination. The Company does not anticipate any significant changes within the next 12 months to its total unrecognized tax benefits related to tax years for which the statute of limitations has not expired.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

9. INCOME TAXES (continued)

As discussed above, the completion of review or the expiration of the statute of limitations for a given audit period could result in an adjustment to the liability for income taxes. As such, 2009 benefited from a reduction to the liability for unrecognized tax benefits and related interest of $3 million, primarily related to tax years prior to 2002 as a result of the expiration of the statute of limitations for the 2002 and 2003 tax years.

The dividends received deduction ("DRD") reduces the amount of dividend income subject to U.S. tax and is the primary component of the non-taxable investment income shown in the table above, and, as such, is a significant component of the difference between the Company's effective tax rate and the federal statutory tax rate of 35%. The DRD for the current period was estimated using information from 2009, current year results, and was adjusted to take into account the current year's equity market performance. The actual current year DRD can vary from the estimate based on factors such as, but not limited to, changes in the amount of dividends received that are eligible for the DRD, changes in the amount of distributions received from mutual fund investments, changes in the account balances of variable life and annuity contracts, and the Company's taxable income before the DRD.

In August 2007, the IRS released Revenue Ruling 2007-54, which included, among other items, guidance on the methodology to be followed in calculating the DRD related to variable life insurance and annuity contracts. In September 2007, the IRS released Revenue Ruling 2007-61. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 and informed taxpayers that the U.S. Treasury Department and the IRS intend to address through new regulations the issues considered in Revenue Ruling 2007-54, including the methodology to be followed in determining the DRD related to variable life insurance and annuity contracts. On
February 14, 2011, the Obama Administration released the "General Explanations of the Administration's Revenue Proposals." Although the Administration has not released proposed statutory language, one proposal would change the method used to determine the amount of the DRD. A change in the DRD, including the possible retroactive or prospective elimination of this deduction through regulation or legislation, could increase actual tax expense and reduce the Company's consolidated net income. These activities had no impact on the Company's 2008, 2009 or 2010 results.

In December 2006, the IRS completed all fieldwork with respect to its examination of the consolidated federal income tax returns for tax years 2002 and 2003. The final report was initially submitted to the Joint Committee on Taxation for their review in April 2007. The final report was resubmitted in March 2008 and again in April 2008. The Joint Committee returned the report to the IRS for additional review of an industry issue regarding the methodology for calculating the DRD related to variable life insurance and annuity contracts. The IRS completed its review of the issue and proposed an adjustment with respect to the calculation of the DRD. In order to expedite receipt of an income tax refund related to the 2002 and 2003 tax years, the Company agreed to such adjustment. The report, with the adjustment to the DRD, was submitted to the Joint Committee on Taxation in October 2008. The Company was advised on January 2, 2009 that the Joint Committee completed its consideration of the report and took no exception to the conclusions reached by the IRS. Accordingly, the final report was processed and a $157 million refund was received in February 2009. The Company believed that its return position with respect to the calculation of the DRD was technically correct. Therefore, the Company filed protective refund claims on October 1, 2009 to recover the taxes associated with the agreed upon adjustment. The IRS recently issued an Industry Director Directive ("IDD") stating that the methodology for calculating the DRD set forth in Revenue Ruling 2007-54 should not be followed. The IDD also confirmed that the IRS guidance issued before Revenue Ruling 2007-54, which guidance the Company relied upon in calculating its DRD, should be used to determine the DRD. The Company is working with its IRS audit team to bring the DRD issue to a close in accordance with the IDD. These activities had no impact on the Company's 2008, 2009 or 2010 results.

In January 2007, the IRS began an examination of tax years 2004 through 2006. For tax years 2007 through 2010, the Company is participating in the IRS's Compliance Assurance Program ("CAP"). Under CAP, the IRS assigns an examination team to review completed transactions contemporaneously during these tax years in order to reach agreement with the Company on how they should be reported in the tax returns. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax returns are filed. It is management's expectation this program will shorten the time period between the filing of the Company's federal income tax returns and the IRS's completion of its examination of the returns.

10. FAIR VALUE OF ASSETS AND LIABILITIES

Fair Value Measurement - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance around fair value established a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence and are used to measure fair value whenever available. Active markets are defined as having the following characteristics for the measured asset/liability: (i) many transactions,
(ii) current prices, (iii) price quotes not varying substantially among market makers, (iv) narrow bid/ask spreads and (v) most information publicly available. The Company's Level 1 assets and liabilities primarily include certain cash equivalents and short term investments, equity securities and derivative contracts that are traded in an active exchange market. Prices are obtained from readily available sources for market transactions involving identical assets or liabilities.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Level 2 - Fair value is based on significant inputs, other than Level 1 inputs, that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, and other market observable inputs. The Company's Level 2 assets and liabilities include: fixed maturities (corporate public and private bonds, most government securities, certain asset-backed and mortgage-backed securities, etc.), certain equity securities (mutual funds, which do not actively trade and are priced based on a net asset value), short-term investments and certain cash equivalents (primarily commercial paper), and certain over-the-counter derivatives. Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs. Prices from services are validated through comparison to trade data and internal estimates of current fair value, generally developed using market observable inputs and economic indicators.

Level 3 - Fair value is based on at least one or more significant unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability. The Company's Level 3 assets and liabilities primarily include: certain private fixed maturities and equity securities, certain manually priced public equity securities and fixed maturities, certain highly structured over-the-counter derivative contracts, certain consolidated real estate funds for which the Company is the general partner, and embedded derivatives resulting from certain products with guaranteed benefits. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Company's understanding of the market, and are generally considered Level 3. Under certain conditions, based on its observations of transactions in active markets, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to over-ride the third-party pricing information or quotes received and apply internally developed values to the related assets or liabilities. To the extent the internally developed valuations use significant unobservable inputs, they are classified as Level 3. As of December 31, 2010 and 2009 these over-rides on a net basis were not material.

Inactive Markets - During 2009 and continuing through the first quarter of 2010, the Company observed that the volume and level of activity in the market for asset-backed securities collateralized by sub-prime mortgages remained at historically low levels. This stood in particular contrast to the markets for other structured products with similar cash flow and credit profiles. The Company also observed significant implied relative liquidity risk premiums, yields, and weighting of "worst case" cash flows for asset-backed securities collateralized by sub-prime mortgages in comparison with its own estimates for such securities. In contrast, the liquidity of other spread-based asset classes, such as corporate bonds, high yield and consumer asset-backed securities, such as those collateralized by credit cards or auto loans, which were previously more correlated with sub-prime securities, improved beginning in the second quarter of 2009. Based on this information, the Company concluded as of June 30, 2009, and continuing through March 31, 2010 that the market for asset-backed securities collateralized by sub-prime mortgages was inactive and also determined the pricing quotes it received were based on limited market transactions, calling into question their representation of observable fair value. As a result, the Company considered both third-party pricing information and an internally developed price based on a discounted cash flow model in determining the fair value of certain of these securities as of June 30, 2009 through March 31, 2010. Based on the unobservable inputs used in the discounted cash flow model and the limited observable market activity, the Company classified these securities within Level 3 as of June 30, 2009 through March 31, 2010.

Beginning in the second quarter of 2010, the Company observed an increasingly active market, as evidence of orderly transactions in asset-backed securities collateralized by sub-prime mortgages became more apparent. Additionally, the valuation based on the pricing the Company received from independent pricing services was not materially different from its internal estimates of current market value for these securities. As a result, where third party pricing information based on observable inputs was used to fair value the security, and based on the assessment that the market has been becoming increasingly active, the Company reported fair values for these asset-backed securities collateralized by sub-prime mortgages in Level 2 since June 30, 2010. As of December 31, 2010, the fair value of these securities included in Level 2 was $14.2 million included in Fixed Maturities Available for Sale - Asset-Backed Securities.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Assets and Liabilities by Hierarchy Level - The tables below present the balances of assets and liabilities measured at fair value on a recurring basis, as of the dates indicated.

                                                                      As of December 31, 2010
                                                             ----------------------------------------
                                                             Level 1   Level 2    Level 3     Total
                                                             -------- ---------- --------  ----------
                                                                          (in thousands)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies                                   $     -- $   36,450 $     --  $   36,450
Foreign government bonds                                           --     22,678       --      22,678
Corporate securities                                               --    748,645    3,636     752,281
Asset-backed securities                                            --     37,414   16,619      54,033
Commercial mortgage-backed securities                              --    103,101       --     103,101
Residential mortgage-backed securities                             --     95,998       --      95,998
                                                             -------- ---------- --------  ----------
   Sub-total                                                       --  1,044,286   20,254   1,064,541
Equity securities, available for sale                             283      1,536      255       2,074
Short-term investments                                            359      7,050       --       7,409
Cash equivalents                                                5,000     23,383       --      28,383
Other long-term investments                                        --         --       --          --
Other assets                                                       --      2,792   16,996      19,788
                                                             -------- ---------- --------  ----------
   Sub-total excluding separate account assets                    642  1,079,047   37,505   1,122,125
Separate account assets (1)                                   132,005  4,900,653    5,393   5,038,051
                                                             -------- ---------- --------  ----------
   Total assets                                              $132,647 $5,979,700 $ 42,898  $6,160,176
                                                             ======== ========== ========  ==========
Other liabilities                                                  --        898       --         898
Future policy benefits                                             --         --  (41,316)    (41,316)
                                                             -------- ---------- --------  ----------
   Total liabilities                                         $     -- $      898 $(41,316) $  (40,418)
                                                             ======== ========== ========  ==========

                                                                   As of December 31, 2009 (2)
                                                             --------------------------------------
                                                             Level 1  Level 2   Level 3     Total
                                                             ------- ---------- -------  ----------
                                                                         (in thousands)
Fixed maturities, available for sale:
U.S. Treasury securities and obligations of U.S. government
  authorities and agencies                                   $    -- $   70,519 $    --  $   70,519
Foreign government bonds                                          --     23,148      --      23,148
Corporate securities                                              --    687,694   2,398     690,092
Asset-backed securities                                           --     31,586  25,259      56,845
Commercial mortgage-backed securities                             --     93,466      --      93,466
Residential mortgage-backed securities                            --    120,310      --     120,310
                                                             ------- ---------- -------  ----------
   Sub-total                                                      --  1,026,723  27,657   1,054,380
Equity securities, available for sale                             --      3,250     576       3,826
Short-term investments                                            17     27,959      --      27,976
Cash equivalents                                                  --     30,483      --      30,483
Other assets                                                      --      3,019  16,039      19,058
                                                             ------- ---------- -------  ----------
   Sub-total excluding separate account assets                    17  1,091,434  44,272   1,135,723
Separate account assets (1)                                   48,582  3,208,204   5,104   3,261,890
                                                             ------- ---------- -------  ----------
   Total assets                                              $48,599 $4,299,638 $49,376  $4,397,613
                                                             ======= ========== =======  ==========
Future policy benefits                                            --         --  (2,412)     (2,412)
Other liabilities                                                 --      3,442      67       3,509
                                                             ------- ---------- -------  ----------
   Total liabilities                                         $    -- $    3,442 $(2,345) $    1,097
                                                             ======= ========== =======  ==========

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

(1) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account assets classified as Level 3 consist primarily of real estate and real estate investment funds. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.
(2) Includes reclassifications to conform to current period presentation.

The methods and assumptions the Company uses to estimate fair value of assets and liabilities measured at fair value on a recurring basis are summarized below. Information regarding Separate Account Assets is excluded as the risk of assets for these categories is primarily borne by our customers and policyholders.

Fixed Maturity Securities - The fair values of the Company's public fixed maturity securities are generally based on prices obtained from independent pricing services. Prices from pricing services are sourced from multiple vendors, and a vendor hierarchy is maintained by asset type based on historical pricing experience and vendor expertise. The Company generally receives prices from multiple pricing services for each security, but ultimately uses the price from the pricing service highest in the vendor hierarchy based on the respective asset type. To validate reasonability, prices are reviewed by internal asset managers through comparison with directly observed recent market trades and internal estimates of current fair value, developed using market observable inputs and economic indicators. Consistent with the fair value hierarchy described above, securities with validated quotes from pricing services are generally reflected within Level 2, as they are primarily based on observable pricing for similar assets and/or other market observable inputs. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent in comparison to the presented market observations, the security remains within Level 2.

If the Company ultimately concludes that pricing information received from the independent pricing service is not reflective of market activity, non-binding broker quotes are used, if available. If the Company concludes the values from both pricing services and brokers are not reflective of market activity, it may over-ride the information from the pricing service or broker with an internally developed valuation. As of December 31, 2010 and 2009 over-rides on a net basis were not material. Internally developed valuations or non-binding broker quotes are also used to determine fair value in circumstances where vendor pricing is not available. These estimates may use significant unobservable inputs, which reflect our own assumptions about the inputs market participants would use in pricing the asset. Circumstances where observable market data are not available may include events such as market illiquidity and credit events related to the security. Pricing service over-rides, internally developed valuations and non-binding broker quotes are generally included in Level 3 in our fair value hierarchy.

The fair value of private fixed maturities, which are primarily comprised of investments in private placement securities, originated by internal private asset managers, are primarily determined using a discounted cash flow model. In certain cases these models primarily use observable inputs with a discount rate based upon the average of spread surveys collected from private market intermediaries who are active in both primary and secondary transactions, taking into account, among other factors, the credit quality and industry sector of the issuer and the reduced liquidity associated with private placements. Generally, these securities have been reflected within Level 2. For certain private fixed maturities, the discounted cash flow model may also incorporate significant unobservable inputs, which reflect the Company's own assumptions about the inputs market participants would use in pricing the asset. To the extent management determines that such inputs are not significant to the price of a security, a Level 2 classification is made. Otherwise, a Level 3 classification is used.

Private fixed maturities also include debt investments in funds that, in addition to a stated coupon, pay a return based upon the results of the underlying portfolios. The fair values of these securities are determined by reference to the funds' net asset value (NAV). Since the NAV at which the funds trade can be observed by redemption and subscription transactions between third parties, the fair values of these investments have been reflected within Level 2 in the fair value hierarchy.

Equity Securities - Equity securities consist principally of investments in common and preferred stock of publicly traded companies, privately traded securities as well as common stock mutual fund shares. The fair values of most publicly traded equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1 in the fair value hierarchy. The fair values of preferred equity securities are based on prices obtained from independent pricing services and, in order to validate reasonability, are compared with directly observed recent market trades. Accordingly, these securities are generally classified within Level 2 in the fair value hierarchy.

Derivative Instruments - Derivatives are recorded at fair value either as assets, within "Other long-term investments," or as liabilities, within "Other liabilities," except for embedded derivatives which are recorded with the associated host contract. The fair values of derivative contracts are determined based on quoted prices in active exchanges or through the use of valuation models. The fair values of derivative contracts can be affected by changes in interest rates, foreign exchange rates, credit spreads, market volatility, expected returns, non-performance risk and liquidity as well as other factors. Liquidity valuation adjustments are made to reflect the cost of exiting significant risk positions, and consider the bid-ask spread, maturity, complexity, and other specific attributes of the underlying derivative position. Fair values can also be affected by changes in estimates and assumptions including those related to counterparty behavior used in valuation models.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

All of the Company's derivative positions are traded in the over-the-counter
(OTC) derivative market and is classified within Level 2 in the fair value hierarchy. OTC derivatives classified within Level 2 are valued using models generally accepted in the financial services industry that use actively quoted or observable market input values from external market data providers, third-party pricing vendors and/or recent trading activity. The fair values of most OTC derivatives, including interest rate and cross currency swaps, are determined using discounted cash flow models. These models' key assumptions include the contractual terms of the respective contract, along with significant observable inputs, including interest rates, currency rates, credit spreads, equity prices, index dividend yields, non-performance risk and volatility and are classified as Level 2.

To reflect the market's perception of its own and the counterparty's non-performance risk, the Company incorporates an additional spread over London Interbank Offered Rate ("LIBOR") into the discount rate used in determining the fair value of OTC derivative assets and liabilities which are uncollateralized. Most OTC derivative contracts inputs have bid and ask prices that are actively quoted or can be readily obtained from external market data providers. The Company's policy is to use mid-market pricing in determining its best estimate of fair value and classify these derivative contracts as Level 2.

Derivatives classified as Level 3 include first-to-default credit basket swaps and other structured products. These derivatives are valued based upon models with some significant unobservable market inputs or inputs from less actively traded markets. The fair values of first to default credit basket swaps are derived from relevant observable inputs such as: individual credit default spreads, interest rates, recovery rates and unobservable model-specific input values such as correlation between different credits within the same basket. Level 3 methodologies are validated through periodic comparison of the Company's fair values to broker-dealer values.

Cash Equivalents and Short-Term Investments - Include money market instruments, commercial paper and other highly liquid debt instruments. Money market instruments are generally valued using unadjusted quoted prices in active markets that are accessible for identical assets and are primarily classified as Level 1. The remaining instruments in the Cash Equivalents and Short-term Investments category are typically not traded in active markets; however, their fair values are based on market observable inputs and, accordingly, these investments have been classified within Level 2 in the fair value hierarchy.

Other Assets - Other assets carried at fair value include reinsurance recoverables related to the reinsurance of our living benefit guarantees on certain of our variable annuities. These guarantees are described further below in "Future Policy Benefits." The reinsurance agreements covering these guarantees are derivatives and are accounted for in the same manner as an embedded derivative.

Future Policy Benefits - The liability for future policy benefits includes general account liabilities for guarantees on variable annuity contracts, including guaranteed minimum accumulation benefits ("GMAB") and guaranteed minimum income and withdrawal benefits ("GMIWB"), accounted for as embedded derivatives. The fair values of the GMAB and GMIWB liabilities are calculated as the present value of future expected benefit payments to customers less the present value of assessed rider fees attributable to the embedded derivative feature. Since there is no observable active market for the transfer of these obligations, the valuations are calculated using internally developed models with option pricing techniques. The models are based on a risk neutral valuation framework and incorporate premiums for risks inherent in valuation techniques, inputs, and the general uncertainty around the timing and amount of future cash flows. The determination of these risk premiums requires the use of management judgment.

The Company is also required to incorporate the market perceived risk of its own non-performance in the valuation of the embedded derivatives associated with its optional living benefit features and no-lapse feature on certain universal life products. Since insurance liabilities are senior to debt, the Company believes that reflecting the financial strength ratings of the Company in the valuation of the liability appropriately takes into consideration the Company's own risk of non-performance. To reflect the market's perception of its non-performance risk the Company incorporates an additional spread over LIBOR into the discount rate used in the valuations of the embedded derivatives associated with its optional living benefit features. The additional spread over LIBOR is determined taking into consideration publicly available information relating to the financial strength of the Company, as indicated by the credit spreads associated with funding agreements issued by these affiliated companies. The Company adjusts these credit spreads to remove any liquidity risk premium. The additional spread over LIBOR incorporated into the discount rate as of December 31, 2010 generally ranged from 50 to 150 basis points for the portion of the interest rate curve most relevant to these liabilities.

Other significant inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience and give consideration to any observable market data, including market transactions such as acquisitions and reinsurance transactions. Since many of the assumptions utilized in the valuation of the embedded derivatives associated with the Company's optional living benefit features are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level 3 in the fair value hierarchy.

Transfers between Levels 1 and 2 - During the year ended December 31, 2010, there were no material transfers between Level 1 and Level 2.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2010, as well as the portion of gains or losses included in income for the year ended December 31, 2010 attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2010.

                                                                          Year Ended December 31, 2010
                                                                  -------------------------------------------
                                                                                 Fixed
                                                                     Fixed    Maturities,
                                                                  Maturities,  Available
                                                                   Available  For Sale -    Equity
                                                                  For Sale -    Asset-    Securities,
                                                                   Corporate    Backed     Available   Other
                                                                  Securities  Securities   for Sale    Assets
                                                                  ----------- ----------- ----------- -------
                                                                                       (in thousands)
Fair value, beginning of period                                     $2,398     $ 25,259      $ 576    $16,039
   Total gains or (losses) (realized/unrealized):
       Included in earnings:
          Realized investment gains (losses), net                        8         (139)        --       (443)
          Asset management fees and other income                        --           --         --         --
       Included in other comprehensive income (loss)                   514       (1,258)      (374)       263
Net investment income                                                   34          164         --         --
Purchases, sales, issuances, and settlements                          (149)       9,049         53      1,137
Foreign currency translation                                            --           --         --         --
Transfers into Level 3 (2)                                             957           --         --         --
Transfers out of Level 3 (2)                                          (127)     (16,456)        --         --
                                                                    ------     --------      -----    -------
Fair value, end of period                                           $3,636     $ 16,619      $ 255    $16,996
                                                                    ======     ========      =====    =======
Unrealized gains (losses) for the period relating to those Level
  3 assets that were still held at the end of the period (3):
       Included in earnings:
          Realized investment gains (losses), net:                  $   10     $    (41)     $  --    $  (303)
          Asset management fees and other income                    $   --     $     --      $  --    $    --
          Interest credited to policyholder account
            balances                                                $   --     $     --      $  --    $    --
       Included in other comprehensive income (loss)                $  514     $ (1,258)     $(374)   $   263

                                                                                              Future
                                                                               Separate       Policy     Other
                                                                          Account Assets (1) Benefits Liabilities
                                                                          ------------------ -------- -----------
                                                                                (in thousands)
Fair value, beginning of period                                                 $5,104       $ 2,412      (67)
   Total gains or (losses) (realized/unrealized):
       Included in earnings:
          Realized investment gains (losses), net                                   --        47,655       67
          Asset management fees and other income                                    --            --       --
          Interest credited to policyholder account balances                       289            --       --
       Included in other comprehensive income                                       --            --       --
   Net investment income                                                            --            --       --
   Purchases, sales, issuances, and settlements                                     --        (8,751)      --
   Foreign Currency Translation                                                     --            --       --
   Transfers into Level 3 (2)                                                       --            --       --
   Transfers out of Level 3 (2)                                                     --            --       --
                                                                                ------       -------      ---
Fair value, end of period                                                       $5,393       $41,316      (67)
                                                                                ======       =======      ===
Unrealized gains(losses) for the period relating to those level 3 assets that were still held at the end of the period (3):
       Included in earnings:
          Realized investment gains (losses), net                               $   --       $ 8,290       70
          Asset management fees and other income                                $   --       $    --       --
          Interest credited to policyholder account balances                    $  289       $    --       --
       Included in other comprehensive income                                   $   --       $    --       --

(1) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.
(2) Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
(3) Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Transfers - Transfers out of Level 3 for Fixed Maturities Available for Sale - Asset-Backed Securities totaled $15.3 million for the year ended December 31, 2010 resulting from the Company's conclusion that the market for asset-backed securities collateralized by sub-prime mortgages has been becoming increasingly active, as evidenced by orderly transactions. The pricing received from independent pricing services could be validated by the Company, as discussed in detail above. Other transfers out of Level 3 were typically due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate. Transfers into Level 3 were primarily the result of significant unobservable inputs utilized within valuation methodologies and the use of broker quotes (that could not be validated) when previously, information from third party pricing services (that could be validated) was utilized.

Changes in Level 3 assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2009, as well as the portion of gains or losses included in income for the year ended December 31, 2009 attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2009.

                                                                                   Year Ended December 31, 2009
                                                                           --------------------------------------------
                                                                                          Fixed
                                                                              Fixed    Maturities,
                                                                           Maturities,  Available
                                                                            Available  For Sale -    Equity
                                                                           For Sale -    Asset-    Securities,
                                                                            Corporate    Backed     Available   Other
                                                                           Securities  Securities   for Sale    Assets
                                                                           ----------- ----------- ----------- --------
                                                                                                (in thousands)
Fair value, beginning of period                                              $  266      $ 5,732      $121     $ 58,880
   Total gains or (losses) (realized/unrealized):
       Included in earnings:
          Realized investment gains (losses), net                              (506)      (1,634)       --      (44,396)
          Asset management fees and other income                                 --           --        --           --
       Included in other comprehensive income (loss)                            449        9,708       455          590
   Net investment income                                                         (1)         121        --           --
   Purchases, sales, issuances, and settlements                                (169)      (1,780)       --          965
   Foreign currency translation                                                  --           --        --           --
   Transfers into Level 3 (2)                                                 2,413       13,858        --           --
   Transfers out of Level 3 (2)                                                 (54)        (746)       --           --
                                                                             ------      -------      ----     --------
Fair value, end of period                                                    $2,398      $25,259      $576     $ 16,039
                                                                             ======      =======      ====     ========
Unrealized gains (losses) for the period relating to those Level 3 assets that were still held at the end of the period (3):
       Included in earnings:
          Realized investment gains (losses), net:                           $ (506)     $(1,383)     $ --     $(43,833)
          Asset management fees and other income                             $   --      $    --      $ --     $     --
          Interest credited to policyholder account                          $   --      $    --      $ --     $     --
       Included in other comprehensive income (loss)                         $  447      $ 9,605      $455     $    590

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

                                                                          Year Ended December 31, 2009
                                                                   -----------------------------------------
                                                                   Separate Account Future Policy    Other
                                                                      Assets (1)      Benefits    Liabilities
                                                                   ---------------- ------------- -----------
                                                                           (in thousands)
Fair value, beginning of period                                        $ 6,494        $(63,903)     (4,272)
   Total gains or (losses) (realized/unrealized):
       Included in earnings:
          Realized investment gains (losses), net                           --          69,126       4,205
          Interest credited to policyholder account                     (1,335)             --          --
       Included in other comprehensive income                               --              --          --
   Net investment income                                                    --              --          --
   Purchases, sales, issuances, and settlements                             38          (2,811)         --
   Transfers into Level 3 (2)                                               --              --          --
   Transfers out of Level 3 (2)                                            (93)             --          --
                                                                       -------        --------      ------
Fair value, end of period                                              $ 5,104        $  2,412         (67)
                                                                       =======        ========      ======

Unrealized gains(losses) for the period relating to those level 3 assets that were still held at the end of the period (3):
       Included in earnings:
          Realized investment gains (losses), net                      $    --        $ 68,705       4,208
          Interest credited to policyholder account                    $(1,335)       $     --          --
       Included in other comprehensive income                          $    --        $     --          --

(1) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.
(2) Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
(3) Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Transfers - Transfers into Level 3 for Fixed Maturities Available for Sale totaled $16 million during 2009. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes (that could not be validated) when information from third party pricing services or models with observable inputs were utilized. Transfers out of Level 3 for Fixed Maturities Available for Sale were primarily due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

The following tables provide a summary of the changes in fair value of Level 3 assets and liabilities for the year ended December 31, 2008, as well as the portion of gains or losses included in income for the year ended December 31, 2008, attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2008.

                                                                         Year Ended December 31, 2008
                                                                ---------------------------------------------
                                                                Fixed Maturities,  Equity Securities,  Other
                                                                Available For Sale Available for Sale  Assets
                                                                ------------------ ------------------ -------
                                                                                (in thousands)
Fair value, beginning of period                                      $ 23,659           $ 2,271       $ 3,079
   Total gains or (losses) (realized/unrealized):                          --                --            --
       Included in earnings:                                               --                --            --
          Realized investment gains (losses), net                         (55)               --        48,957
          Interest credited to policyholder account                        --                --            --
       Included in other comprehensive income (loss)                   (3,365)             (422)         (338)
   Net investment income                                                    9                --            --
   Purchases, sales, issuances, and settlements                         2,143                --           758
   Foreign currency translation                                            --                --            --
   Transfers into (out of) Level 3 (2)                                (16,393)           (1,728)        6,424
                                                                     --------           -------       -------
Fair value, end of period                                            $  5,998           $   121       $58,880
                                                                     ========           =======       =======

Unrealized gains (losses) for period relating to those Level 3 assets that were still held by the Company at the end of the period:
       Included in earnings:
          Realized investment gains (losses), net                    $    (32)          $    --       $49,013
          Interest credited to policyholder account                  $     --           $    --       $    --
       Included in other comprehensive income (loss)                 $ (1,591)          $  (327)      $  (338)

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

                                                                           Year Ended December 31, 2008
                                                                    -----------------------------------------
                                                                                                      Other
                                                                    Separate Account Future Policy  Long-term
                                                                       Assets (1)      Benefits    Investments
                                                                    ---------------- ------------- -----------
                                                                            (in thousands)
Fair value, beginning of period                                         $ 7,716        $ (3,087)     $  (279)
   Total gains or (losses) (realized/unrealized):                            --              --           --
       Included in earnings:                                                 --              --           --
          Realized investment gains (losses), net                            --         (59,506)      (3,993)
          Interest credited to policyholder account                      (1,222)             --           --
       Included in other comprehensive income                                --              --           --
   Net investment income                                                     --              --           --
   Purchases, sales, issuances, and settlements                              --          (1,309)          --
   Transfers into (out of) Level 3 (2)                                       --              --           --
                                                                        -------        --------      -------
Fair value, end of period                                               $ 6,494        $(63,903)     $(4,272)
                                                                        =======        ========      =======

Unrealized gains (losses) for the period relating to those level 3 assets that
were still held at the end of the period (3):
       Included in earnings:
          Realized investment gains (losses), net                       $    --        $(59,565)     $(3,992)
          Interest credited to policyholder account                     $(1,222)       $     --      $    --
       Included in other comprehensive income                           $    --        $     --      $    --

(1) Separate account assets represent segregated funds that are invested for certain customers. Investment risks associated with market value changes are borne by the customers, except to the extent minimum guarantees made by the Company with respect to certain accounts. Separate account liabilities are not included in the above table as they are reported at contract value and not fair value in the Company's Statement of Financial Position.
(2) Transfers into or out of Level 3 are generally reported as the value as of the beginning of the quarter in which the transfer occurs.
(3) Unrealized gains or losses related to assets still held at the end of the period do not include amortization or accretion of premiums and discounts.

Transfers - Transfers out of Level 3 for Fixed Maturities Available for Sale totaled $16.4 million for the year ended December 31, 2008. Transfers into Level 3 for these investments were primarily the result of unobservable inputs utilized within valuation methodologies and the use of broker quotes when information from third party pricing services was utilized. Partially offsetting these transfers into Level 3 were transfers out of Level 3 due to the use of observable inputs in valuation methodologies as well as the utilization of pricing service information for certain assets that the Company was able to validate.

Derivative Fair Value Information - The following tables presents information regarding derivative assets and liabilities measured at fair value on a recurring basis. The derivative assets are reflected within either "Other long-term investments" on the balance sheet. Derivative liabilities are reflected within "Other liabilities." These tables exclude embedded derivatives which are recorded with the associated host contract.

                                                    As of December 31, 2010
                                          -------------------------------------------
                                          Level 1 Level 2 Level 3 Netting (1)  Total
                                          ------- ------- ------- ----------- -------
                                                         (in thousands)
Derivative assets:
   Interest Rate                            $--   $1,738    $       $         $ 1,738
   Currency                                           --                           --
   Credit                                          1,206     --                 1,206
   Currency/Interest Rate                             --                           --
   Equity                                             --                           --
   Netting                                            --             (2,943)   (2,943)
                                            ---   ------    ---     -------   -------
       Total derivative assets              $--   $2,943    $--     $(2,943)  $    --
                                            ===   ======    ===     =======   =======
Derivative liabilities:
   Interest Rate                            $--   $1,006    $       $         $ 1,006
   Currency                                           --                           --
   Credit                                            878     --                   878
   Currency/Interest Rate                          1,957                        1,957
   Equity                                             --                           --
   Netting                                                           (2,943)   (3,841)
                                            ---   ------    ---     -------   -------
       Total derivative liabilities         $--   $3,841    $--     $(2,943)  $  (898)
                                            ===   ======    ===     =======   =======

(1) "Netting" amounts represent cash collateral and the impact of offsetting asset and liability positions held with the same counterparty.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

10. FAIR VALUE OF ASSETS AND LIABILITIES (continued)

Changes in Level 3 derivative assets and liabilities - The following tables provide a summary of the changes in fair value of Level 3 derivative assets and liabilities for the year ended December 31, 2010, as well as the portion of gains or losses included in income for the year ended December 31, 2010, attributable to unrealized gains or losses related to those assets and liabilities still held at December 31, 2010.

                                                                                           Year ended December 31, 2010
                                                                                           -----------------------------
                                                                                                 Other Liabilities
                                                                                           Derivative Liability - Credit
                                                                                           -----------------------------
                                                                                                  (in thousands)
Fair Value, beginning of period                                                                        $(67)
   Total gains or (losses) (realized/unrealized):
       Included in earnings:
          Realized investment gains (losses), net                                                        67
          Asset management fees and other income
   Purchases, sales, issuances and settlements
   Transfers into Level 3
   Transfers out of Level 3
                                                                                           -----------------------------
Fair Value, end of period                                                                              $ --
                                                                                           =============================

Unrealized gains (losses) for the period relating to those level 3 assets that were still held at the end of the period:
       Included in earnings:
          Realized investment gains (losses), net                                                        70
          Asset management fees and other income                                                         --

Fair Value of Financial Instruments - The Company is required by U.S. GAAP to disclose the fair value of certain financial instruments including those that are not carried at fair value. For the following financial instruments the carrying amount equals or approximates fair value: fixed maturities classified as available for sale, trading account assets, equity securities, securities purchased under agreements to resell, short-term investments, cash and cash equivalents, accrued investment income, separate account assets, securities sold under agreements to repurchase, and cash collateral for loaned securities, as well as certain items recorded within other assets and other liabilities such as broker-dealer related receivables and payables. See Note 5 for a discussion of derivative instruments.

The following table discloses the Company's financial instruments where the carrying amounts and fair values may differ:

                                                           December 31, 2010   December 31, 2009
                                                          ------------------- -------------------
                                                          Carrying            Carrying
                                                           Amount  Fair Value  Amount  Fair Value
                                                          -------- ---------- -------- ----------
                                                                      (in thousands)
Assets:
   Commercial mortgage loans                              $182,437  $192,102  $167,935  $167,883
   Policy loans                                            175,514   211,513   169,835   191,499
Liabilities:
   Policyholder account balances - Investment contracts    102,593   101,551    85,661    84,336

Commercial Mortgage Loans

The fair value of commercial mortgage loans are primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate adjusted for the current market spread for similar quality loans.

Policy Loans

The fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Investment Contracts - Policyholders' Account Balances

Only the portion of policyholders' account balances related to products that are investment contracts (those without significant mortality or morbidity risk) are reflected in the table above. For payout annuities and other similar contracts without life contingencies, fair values are derived using discounted projected cash flows based on interest rates that are representative of the Company's financial strength ratings, and hence reflect the Company's own non-performance risk. For those balances that can be withdrawn by the customer at any time without prior notice or penalty, the fair value is the amount estimated to be payable to the customer as of the reporting date, which is generally the carrying value.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS

Types of Derivative Instruments and Derivative Strategies

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Swaps may be attributed to specific assets or liabilities or may be used on a portfolio basis. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed upon notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date.

Currency derivatives, including currency swaps, are used by the Company to reduce risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at an exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Credit derivatives are used by the Company to enhance the return on the Company's investment portfolio by creating credit exposure similar to an investment in public fixed maturity cash instruments. With credit derivatives the Company can sell credit protection on an identified name, or a basket of names in a first to default structure, and in return receive a quarterly premium. With first to default baskets, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket. If there is an event of default by the referenced name or one of the referenced names in a basket, as defined by the agreement, then the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the referenced defaulted security or similar security. In addition to selling credit protection, the Company may purchase credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio.

The table below provides a summary of the gross notional amount and fair value of derivatives contracts, excluding embedded derivatives which are recorded with the associated host, by the primary underlying. Many derivative instruments contain multiple underlyings.

                                               December 31, 2010           December 31, 2009
                                          --------------------------  --------------------------
                                                       Fair Value                  Fair Value
                                          Notional -----------------  Notional -----------------
                                           Amount  Assets Liabilities  Amount  Assets Liabilities
                                          -------- ------ ----------- -------- ------ -----------
                                                (in thousands)              (in thousands)
Qualifying Hedge Relationships
Currency/Interest Rate                    $11,018  $   --    (1,104)  $  5,366 $   --  $  (678)
                                          -------  ------   -------   -------- ------  --------
Total Qualifying Hedge Relationships      $11,018  $   --   $(1,104)  $  5,366 $   --  $   (678)
                                          =======  ======   =======   ======== ======  ========
Non-qualifying Hedge Relationships
Interest Rate                             $47,000  $1,737   $(1,006)  $ 94,000 $  191  $(4,766)
Credit                                    $ 8,900  $1,206   $  (878)  $ 21,950 $3,730  $(1,065)
Currency/Interest Rate                    $ 9,115  $   --   $  (853)  $ 20,015 $   --  $  (921)
                                          -------  ------   -------   -------- ------  --------
Total Non-qualifying Hedge Relationships  $65,015  $2,943   $(2,737)  $135,965 $3,921  $(6,752)
                                          =======  ======   =======   ======== ======  ========
Total Derivatives                         $76,033  $2,943   $(3,841)  $141,331 $3,921  $(7,430)
                                          =======  ======   =======   ======== ======  ========

Embedded Derivatives

The Company holds certain externally managed investments in the European market which contain embedded derivatives whose fair value are primarily driven by changes in credit spreads. These investments are medium term notes that are collateralized by investment portfolios primarily consisting of investment grade European fixed income securities, including corporate bonds and asset-backed securities, and derivatives, as well as varying degrees of leverage. The notes have a stated coupon and provide a return based on the performance of the underlying portfolios and the level of leverage. The Company invests in these notes to earn a coupon through maturity, consistent with its investment purpose for other debt securities. The notes are accounted for under U.S. GAAP as available for sale fixed maturity securities with bifurcated embedded derivatives (total return swaps). Changes in the value of the fixed maturity securities are reported in Equity under the heading "Accumulated Other Comprehensive Income" and changes in the market value of the embedded total return swaps are included in current period earnings in "Realized investment gains (losses), net." The Company's maximum exposure to loss from these interests was $7 million at December 31, 2010 and December 31, 2009. The fair value of the embedded derivatives included in Fixed maturities, available for sale was a liability of $3 million at December 31, 2010 and December 31, 2009.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)

The fair value of the embedded derivatives included in Future policy benefits was an asset of $41 million as of December 31, 2010 and an asset of $2 million as of December 31, 2009 included in Future policy benefits.

The Company also incorporates risk of non-performance of its affiliates in the valuation of the embedded derivatives associated with our living benefit features on our variable annuity contracts and the no lapse feature of our universal life contracts. We include an additional spread over LIBOR into the discount rate used in the valuation of the embedded derivative liabilities to reflect an increase in market perceived non-performance risk, thereby reducing the value of the embedded derivative assets. The non-performance cannot reduce the value of the liability to a point that the value would go below zero. In that case the value of the liability is floored at zero.

Some of the Company's variable annuity products contain a living benefit feature which is reinsured with an affiliate, Pruco Re. The reinsurance contract contains an embedded derivative related to market performance risk. These embedded derivatives are mark-to-market through "Realized investment gains (losses), net" based on the change in value of the underlying contractual guarantees, which are determined using valuation models. The affiliates maintain a portfolio of derivative instruments that are intended to economically hedge the risks related to the reinsured products' features. The derivatives may include, but are not limited to equity options, total return swaps, interest rate swap options, caps, floors, and other instruments. Also, some variable annuity products include an asset transfer feature, to minimize risks inherent in the Company's guarantees which reduce the need for hedges. In addition to the hedging of guaranteed risks by Pruco Re. the Company started hedging a portion of the market exposure related to the overall capital position of its variable annuity products.

Cash Flow Hedges

The Company uses currency swaps in its cash flow hedge accounting relationships. This instrument is only designated for hedge accounting in instances where the appropriate criteria are met. The Company does not use futures, credit, and equity or embedded derivatives in any of its cash flow hedge accounting relationships.

The following table provides the financial statement classification and impact of derivatives used in qualifying and non-qualifying hedge relationships, excluding the offset of the hedged item in an effective hedge relationship:

                                                         Year Ended December 31,
                                                       ---------------------------
                                                         2010     2009     2008
                                                       -------  -------  ---------
                                                             (in thousands)
Cash flow hedges
Currency/ Interest Rate
   Net investment income                               $    45  $     3  $      --
   Other Income                                              2      (12)       (5)
   Accumulated Other Comprehensive Income (Loss) (1)   $  (426) $  (711) $      --
                                                       -------  -------  ---------
       Total cash flow hedges                          $  (379) $  (720) $     (5)
                                                       -------  -------  ---------
Non- qualifying hedges
Realized investment gains (losses)
   Interest Rate                                       $ 6,717  $(6,086) $   (261)
   Currency/Interest Rate                                  617     (880)       156
   Credit                                                 (762)   2,763    (1,193)
   Embedded Derivatives                                 47,806   26,471   (14,198)
                                                       -------  -------  ---------
       Total non-qualifying hedges                     $54,378  $22,268  $(15,496)
                                                       -------  -------  ---------
       Total Derivative Impact                         $53,999  $21,548  $(15,501)
                                                       -------  -------  ---------

For the year ended December 31, 2010, the ineffective portion of derivatives accounted for using hedge accounting was not material to the Company's results of operations and there were no material amounts reclassified into earnings relating to instances in which the Company discontinued cash flow hedge accounting because the forecasted transaction did not occur by the anticipated date or within the additional time period permitted by the authoritative guidance for the accounting for derivatives and hedging.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)

Presented below is a roll forward of current period cash flow hedges in "Accumulated other comprehensive income (loss)" before taxes:

                                                                             (in thousands)
Balance, December 31, 2009                                                         $  (675)
Net deferred losses on cash flow hedges from January 1 to December 31, 2010           (373)
Amount reclassified into current period earnings                                       (52)
                                                                             -------------
Balance, December 31, 2010                                                         $(1,100)
                                                                             =============

As of December 31, 2010, the Company does not have any qualifying cash flow hedges of forecasted transactions other than those related to the variability of the payment or receipt of interest or foreign currency amounts on existing financial instruments. The maximum length of time for which these variable cash flows are hedged is 7 years. Income amounts deferred in "Accumulated other comprehensive income (loss)" as a result of cash flow hedges are included in "Net unrealized investment gains (losses)" in the Statements of Stockholders' Equity.

Credit Derivatives Written

The following tables set forth exposure from credit derivatives where the Company has written credit protection excluding embedded derivatives contained in externally-managed investments in the European market, by NAIC rating of the underlying credits as of the dates indicated.

                                            December 31, 2010
                                        -------------------------
                                        First to default Basket (1)
                                        -------------------------

                           NAIC
                       Designation (1)  Notional      Fair Value
                    ------------------  --------      ----------
                                           (in millions)
                               1          $--            $--
                               2           --             --
                                          ---            ---
                                                          --
                               3           --             --
                               4           --
                               5           --
                               6           --
                                          ---            ---
                         Total            $--            $--
                                          ===            ===
                                            December 31, 2009
                                        -------------------------
                                        First to Default Basket (1)
                                        -------------------------
                           NAIC
                       Designation (1)  Notional      Fair Value
                    ------------------  --------      ----------
                                           (in millions)
                               1          $--            $--
                               2            9             --
                                          ---            ---
                                            9             --
                               3           --             --
                               4           --             --
                               5           --             --
                               6           --             --
                                          ---            ---
                         Total            $ 9            $--
                                          ===            ===

(1) First-to-default credit swap baskets, which may include credits of varying qualities, are grouped above based on the lowest credit in the basket. However, such basket swaps may entail greater credit risk than the rating level of the lowest credit.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

11. DERIVATIVE INSTRUMENTS (continued)

The following table sets forth the composition of credit derivatives where the Company has written credit protection excluding embedded derivatives contained in externally-managed investments in European markets, by industry category as of the dates indicated.

                                      December 31, 2010   December 31, 2009
                                     ------------------- -------------------
    Industry                         Notional Fair Value Notional Fair Value
    --------                         -------- ---------- -------- ----------
                                                  (in millions)
    Corporate Securities:
       First to Default Baskets(1)     $--       $--        $9       $--
                                       ---       ---        --       ---
    Total Credit Derivatives           $--       $--        $9       $--
                                       ===       ===        ==       ===

(1) Credit default baskets may include various industry categories.

The Company writes credit derivatives under which the Company is obligated to pay the counterparty the referenced amount of the contract and receive in return the defaulted security or similar security. The Company's maximum amount at risk under these credit derivatives, assuming the value of the underlying referenced securities become worthless, is $0 million and $9 million notional of credit default swap ("CDS") selling protection at December 31, 2010 and December 31, 2009, respectively. These credit derivatives generally have maturities of five years or less.

In addition to writing credit protection, the Company has purchased credit protection using credit derivatives in order to hedge specific credit exposures in the Company's investment portfolio. As of December 31, 2010 the Company had $9 million of outstanding notional amounts, reported at fair value as an asset of $0.3 million. At December 31, 2009, the Company had $13 million of outstanding notional amounts, reported at fair value as an asset of $3 million.

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by our counterparty to financial derivative transactions. Generally, the credit exposure of the Company's over-the-counter (OTC) derivative transactions is represented by the contracts with a positive fair value (market value) at the reporting date after taking into consideration the existence of netting agreements.

12. COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS

Commitments

The Company has made commitments to fund $8 million of commercial loans as of December 31, 2010 The Company also made commitments to purchase or fund investments, mostly private fixed maturities, of $15 million as of December 31, 2010.

Contingent Liabilities

On an ongoing basis, the Company's internal supervisory and control functions review the quality of sales, marketing and other customer interface procedures and practices and may recommend modifications or enhancements. From time to time, this review process results in the discovery of product administration, servicing or other errors, including errors relating to the timing or amount of payments or contract values due to customers. In certain cases, if appropriate, the Company may offer customers remediation and may incur charges, including the costs of such remediation, administrative costs and regulatory fines.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above or other matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on the Company's financial position.

Litigation and Regulatory Matters

The Company is subject to legal and regulatory actions in the ordinary course of its business. Pending legal and regulatory actions include proceedings relating to aspects of the Company's business and operations that are specific to it and proceedings that are typical of the business in which it operates. In certain of these matters, the plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of a litigation or regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

12. COMMITMENTS, CONTINGENT LIABILITIES AND LITIGATION AND REGULATORY MATTERS (continued)

In July 2010, the Company and certain affiliates, as well as other life insurance industry participants, received a formal request for information from the State of New York Attorney General's Office in connection with its investigation into industry practices relating to life insurance policies for which death benefits, unless the beneficiary elects another settlement method, are placed in retained asset accounts, which earn interest and are subject to withdrawal in whole or in part at any time by the beneficiary. The Company is cooperating with this investigation. The Company has also been contacted by state insurance regulators and other governmental entities regarding retained asset accounts. In April 2010, a purported state-wide class action was filed against Prudential Insurance in Nevada state court alleging that Prudential Insurance delayed payment of death benefits and improperly retained undisclosed profits by placing death benefits in retained asset accounts. In January 2011, this action was dismissed. In February 2011, the plaintiff appealed the dismissal. An earlier case by the same plaintiff making substantially the same allegations was dismissed in federal court. In December 2010, a purported state-wide class action was filed in state court against Prudential Insurance and Prudential Financial and removed to federal court in Illinois. The complaint makes allegations under Illinois law substantially similar to the other retained asset account cases on behalf of a class of Illinois residents.

In July 2010, a purported nationwide class action was filed in Massachusetts federal court against Prudential Insurance relating to retained asset accounts associated with life insurance covering U.S. service members and veterans. The Company has moved to dismiss the complaint. In November and December 2010, three additional purported class actions making substantially the same allegations on behalf of the same purported class of beneficiaries were filed against Prudential Insurance and Prudential Financial in New Jersey federal court and were transferred to the Massachusetts federal court by the Judicial Panel on Multi-District Litigation. In October 2010, a purported nationwide class action was filed in Pennsylvania federal court on behalf of beneficiaries of ERISA-governed welfare benefit plans claiming that the use of retained asset accounts violates ERISA. Additional investigations, information requests, hearings, claims, litigation and adverse publicity may arise with respect to the retained asset accounts.

The Company's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that the Company's results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of the Company's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on the Company's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on the Company's financial position.

13. RELATED PARTY TRANSACTIONS

The Company has extensive transactions and relationships with Prudential Insurance and other affiliates. Although we seek to ensure that these transactions and relationships are fair and reasonable, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Expense Charges and Allocations

Many of the Company's expenses are allocations or charges from Prudential Insurance or other affiliates. These expenses can be grouped into general and administrative expenses and agency distribution expenses.

The Company's general and administrative expenses are charged to the Company using allocation methodologies based on business processes. Management believes that the methodology is reasonable and reflects costs incurred by Prudential Insurance to process transactions on behalf of the Company. The Company operates under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided by Prudential Insurance. The Company reviews its allocation methodology periodically which it may adjust accordingly. General and administrative expenses include allocations of stock compensation expenses related to a stock option program and a deferred compensation program issued by Prudential Financial. The expense charged to the Company for the stock option program was less than $0.1 million for the twelve months ended December 31, 2010, 2009 and 2008. The expense charged to the Company for the deferred compensation program was $0.5 million, $0.3 million and $0.2 million for the twelve months ended December 31, 2010, 2009 and 2008, respectively.

The Company receives a charge to cover its share of employee benefits expenses. These expenses include costs for funded and non-funded contributory and non-contributory defined benefit pension plans. Some of these benefits are based on final group earning and length of service. While others are based on an account balance, which takes into consideration age, service and earnings during career.

Prudential Insurance sponsors voluntary savings plans for the Company's expenses for its share of the voluntary savings plan (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4% of annual salary. The Company's expense for its share of the voluntary savings plan was $0.7 million in 2010 and $0.5 million in 2009 and 2008, respectively. The Company's share of net expense for the pension plans was $1.3 million in 2010 and $1 million in 2009 and 2008, respectively.

The Company is charged distribution expenses from Prudential Insurance's agency network for both its domestic life and annuity products through a transfer pricing agreement, which is intended to reflect a market based pricing arrangement.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)

Affiliated Asset Administration Fee Income

Effective April 15, 2009, the Company amended an existing agreement to add AST Investment Services, Inc., formerly known as American Skandia Investment Services, Inc, as a party whereas the Company receives fee income calculated on contractholder separate account balances invested in the Advanced Series Trust, formerly known as American Skandia Trust. Income received from AST Investment Services, Inc. related to this agreement was $3.7 million and $1.1 million for the years ended December 31, 2010 and 2009, respectively. These revenues are recorded as "Asset administration fees" in the Statements of Operations and Comprehensive Income.

Beginning October 1, 2002, in accordance with a servicing agreement with Prudential Investments LLC, the Company receives fee income from policyholder account balances invested in the Prudential Series Fund ("PSF"). Income received from Prudential Investments LLC, related to this agreement was $6 million and $5 million for the years ended December 31, 2010 and 2009, respectively. These revenues are recorded as "Asset administration fees" in the Statements of Operations and Comprehensive Income.

Corporate Owned Life Insurance

The Company has sold two Corporate Owned Life Insurance, or "COLI", policies to Prudential Insurance and one to Prudential Financial. The cash surrender value included in separate accounts for these COLI policies was $1 billion and $853 million at December 31, 2010 and December 31, 2009, respectively. Fees collected related to these COLI policies were $25 million, $23 million and $19 million for the years ending December 31, 2010, 2009 and 2008, respectively.

Reinsurance with Affiliates

Pruco Life

Effective April 1, 2008, the Company entered into an agreement to reinsure certain variable COLI policies with Pruco Life. Reinsurance recoverables related to this agreement were $5 million as of December 31, 2010, and $2 million as of December 31, 2009. Fees ceded to Pruco Life were $11 million, $6 million, and $3 million for the years ended December 31, 2010, 2009 and 2008, respectively. Benefits ceded were $1 million, $2 million and $3 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

PARCC

The Company reinsures 90% of the risks under its term life insurance policies, written prior to January 1, 2010, through an automatic coinsurance agreement with PARCC. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Reinsurance recoverables related to this agreement were $360 million and $303 million as of December 31, 2010 and December 31, 2009, respectively. Premiums ceded to PARCC in 2010, 2009 and 2008 were $134 million, $140 million and $127 million, respectively. Benefits ceded in 2010, 2009 and 2008 were $53 million each year, respectively. Reinsurance expense allowances, net of capitalization and amortization were $29 million, $31 million and $26 million for the years ended December 31, 2010, 2009 and 2008, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

PAR TERM

The Company reinsures 95% of the risks under its term life insurance policies issued on or after January 1, 2010, through an automatic coinsurance agreement with PAR TERM. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement. Reinsurance recoverables related to this agreement were $10 million as of December 31, 2010. Premiums ceded to PAR TERM in 2010 were $11 million. Benefits ceded in 2010 were $656 million.

Reinsurance expense allowances, net of capitalization and amortization were $2 million for the year ended December 31, 2010

Prudential Insurance

The Company has a yearly renewable term reinsurance agreement with Prudential Insurance and reinsures the majority of all mortality risks not otherwise reinsured. The reinsurance recoverables related to this agreement were $32 million and $7 million as of December 31, 2010 and December 31, 2009, respectively. Premiums and fees ceded to Prudential Insurance in 2010, 2009 and 2008 were $58 million, $33 million and $35 million, respectively. Benefits ceded in 2010, 2009 and 2008 were $40 million and $29 million and $28 million, respectively. The Company is not relieved of its primary obligation to the policyholder as a result of this agreement.

Pruco Life Insurance Company of New Jersey
Notes to Financial Statements
--------------------------------------------------------------------------------

13. RELATED PARTY TRANSACTIONS (continued)

Pruco Re

The Company has entered into reinsurance agreements with Pruco Re as part of its risk management and capital management strategies.

Since 2005 the Company reinsures 100% of the risk on its Lifetime Five benefit feature sold on certain of its annuities through an automatic coinsurance agreement with Pruco Re. Fees ceded on this agreement, included in "Realized investment gains/(losses), net" on the financial statements, were $1 million and $1 million for December 31, 2010 and December 31, 2009, respectively.

Since 2005 the Company reinsures 100% of the risk on its Spousal Lifetime Five benefit feature. Fees ceded on this agreement, included in "Realized investment gains/(losses), net" on the financial statements, were $0.2 million and $0.1 million December 31, 2010 and December 31, 2009, respectively.

The Company's reinsurance recoverables related to the above product reinsurance agreements were $11 million and $10 million as of December 31, 2010 and December 31, 2009, respectively. Realized losses ceded were ($0.4) million and ($44.4) million for the years ended December 31, 2010 and December 31, 2009, respectively.

Affiliated Asset Transfers

The Company buys and sells assets to and from affiliated companies. These transactions are recorded in according with the Company's policy, which results in the difference between fair market value and book value of these transfers being accounted for in additional paid-in capital.

In December 2010, the Company amended certain of its affiliated reinsurance treaties to change the settlement mode from monthly to annual. As a result of these treaty amendments, we were required to pay our reinsurers, Prudential Insurance and UPARC, the premium difference that resulted. Settlement of this premium difference was made by transfers of securities of $20 million to Prudential Insurance, and $3 million to Pruco Life Insurance Company of Arizona. The difference between fair market value and book value of these transfers was accounted for in additional paid-in capital.

Debt Agreements

The Company and its parent, Pruco Life, have an agreement with Prudential Funding, LLC, which allows it to borrow funds for working capital and liquidity needs. The borrowings under this agreement are limited to $200 million. The Company had no debt outstanding to Prudential Funding, LLC as of December 31, 2010 and 2009. Interest expense related to this debt was less than $1 million as of December 31, 2010 and December 31, 2009. Interest expense was charged at a variable rate ranging from 2.85% to 4.15% for 2010 and 3.55% to 7.05% for 2009.

Derivative Trades

In the ordinary course of business, the Company enters into over-the-counter ("OTC") derivative contracts with an affiliate, Prudential Global Funding, LLC. For these OTC derivative contracts, Prudential Global Funding, LLC has a substantially equal and offsetting position with an external counterpart.

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The unaudited quarterly results of operations for the years ended December 31, 2010 and 2009 are summarized in the table below:

                                                                Three months ended
                                                   -------------------------------------------
                                                   March 31   June 30  September 30 December 31
                                                   --------  --------  ------------ -----------
                                                                  (in thousands)
2010
----
Total revenues                                     $ 53,550  $ 39,035    $51,665      $73,986
Total benefits and expenses                          30,833    55,987     (1,355)      (8,715)
Income/(Loss) from operations before income taxes    22,717   (16,952)    53,020       82,701
                                                   --------  --------    -------      -------
Net income (loss)                                  $ 16,552  $(11,901)   $39,119       54,174
                                                   ========  ========    =======      =======
2009
----
Total revenues                                     $ 44,450  $ 36,244    $41,742      $59,181
Total benefits and expenses                          58,750     6,029     11,762       29,047
Income/(Loss) from operations before income taxes   (14,300)   30,215     29,980       30,134
                                                   --------  --------    -------      -------
Net income (loss)                                   (11,367) $ 23,617     26,754      $16,019
                                                   ========  ========    =======      =======

                                      PART C

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

(1) Financial Statements of the subaccounts of Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 2010; the Statements of Operations for the period ended December 31, 2010; the Statements of Changes in Net Assets for the periods ended December 31, 2010 and December 31, 2009; and the Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement).


(2) Financial Statements of Pruco Life of New Jersey Insurance Company (Depositor) consisting of the Statements of Financial Position as of December 31, 2010 and 2009; and the Related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2010, 2009 and 2008; and the Notes to the Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement).


(b) Exhibits are attached as indicated (all previously filed exhibits, as noted below, are incorporated herein by reference).

(1) Resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Note 2)

(2) Agreements for custody of securities and similar investments--Not
Applicable.

(3) Distribution and Underwriting Agreement between Prudential Annuities Distributors, Inc. "PAD" (Underwriter) and Pruco Life Insurance Company of New Jersey (Depositor). (Note 3)

(4)(a)Form of contract P-O/IND (5/11)NY                                 (Note 1)

(b) Highest Daily Lifetime Income Benefit Rider P-RID-HD (1/11)NY       (Note 1)

(c) Highest Daily Lifetime Income Benefit Schedule P-SCH-HD (1/11)NY    (Note 1)

(d) Return of Adjusted Purchase Payments Death Benefit
Rider P-RID-ROP (5/11) NY                                               (Note 1)

(e) Medically-Related Surrender Endorsement P-END-MRS (2/10) NY         (Note 1)

(f) Medically-Related Surrender Schedule P-SCH-MRS (2/10) NY            (Note 1)

(5)(a)Form of Application                                               (Note 1)

(6)(a) Articles of Incorporation of Pruco Life of New Jersey Insurance Company, as amended. (Note 4)

(b) By-laws of Pruco Life Insurance Company of New Jersey (Note 5),

(7) Copy of reinsurance contract in connection with Variable
Annuity Contracts                                                 Not applicable

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

(a) Form of Fund Participation Agreement. (Note 5)

(b) Form of Franklin Templeton Fund Participation Agreement (Note 7)

(c) Shareholder Information Agreement (Sample Rule 22C-2). (Note 6)

(9) Opinion of Counsel. (Note 8)

(10) Written Consent of Independent Registered Public
Accounting Firm                                                        (Note 1)

(11) All financial statements omitted from Item 23, Financial Statements--Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13) Powers of Attorney.


(a) James J. Avery, Jr. (Note 8)

(b) Bernard J. Jacob (Note 8)

(c) Scott D. Kaplan (Note 8)

(d) Stephen Pelletier (Note 8)

(e) Richard F. Vaccaro, (Note 8)

(f) Robert M. Falzon (Note 8)

(g) Thomas J. Diemer (Note 8)

(Note 1) FILED HEREWITH

(Note 2) Incorporated by reference to Form N-4, Registration No. 333-18117, filed December 18, 1996 on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 9, Form N-4, Registration No. 333-131035, filed December 18, 2007 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to Form S-6, Registration No. 002-89780, filed April 28,1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 5) Incorporated by reference to Form S-6, Registration No. 333-85117 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 6) Incorporated by reference to Post-Effective Amendment No. 3, Form N-4, Registration No. 333-131035, filed April 19, 2007 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 7) Incorporated by reference to Pre-Effective Amendment No.1, Registration No. 333-162678 filed February 4, 2010 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Initial Registration No. 333-170468 filed November 8, 2010 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

EDFITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR (ENGAGED DIRECTLY OR indirectly in Registrant's variable annuity business):

The directors and officers of Pruco Life of New Jersey are listed below:

Name and Principal Business Address   Position and Offices with Depositor
-----------------------------------   -----------------------------------
James J. Avery, Jr                    Director
213 Washington Street
Newark, NJ 07102-2992

Name and Principal Business Address   Position and Offices with Depositor
-----------------------------------   -----------------------------------
Thomas C. Castano                     Chief Legal Officer and Secretary
213 Washington Street
Newark, NJ 07102-2992

Thomas J. Diemer                      Director
213 Washington Street
Newark, NJ 07102-2992

Robert M. Falzon                      Director and Treasurer
213 Washington Street
Newark, NJ 07102-2992

Sarah J. Hamid                        Senior Vice President,
751 Broad Street                      Chief Actuary and Appointed Actuary
Newark, NJ 07102-3714

Bernard J. Jacob                      Director
213 Washington Street
Newark, NJ 07102-2992

Scott D. Kaplan                       Director, President and Chief
213 Washington Street                 Executive Officer
Newark, NJ 07102-2992

Steven Weinreb                        Chief Financial Officer and Chief
Chief Accounting Officer              Accounting Officer
213 Washington Street
Newark, NJ 07102-2992

Stephen Pelletier                     Director
1 Corporate Drive
Shelton, CT 06484

Richard F. Vaccaro                    Director
213 Washington Street
Newark, NJ 07102-2992

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account; the Pruco Life of New Jersey Flexible Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account. Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial Inc. ("PFI") are listed in the exhibits of the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February 25, 2011, the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

ITEM 27. NUMBER OF CONTRACT OWNERS: BECAUSE THIS ANNUITY IS NEW AND WILL BEGIN BEING SOLD ON OR ABOUT MAY 1, 2011. THERE WERE NO CONTRACT OWNERS AS OF MAY 1, 2011.

ITEM 28. INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("PLNJ"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of PLNJ's By-law, Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1A(6)(c) to Form S-6 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Prudential Annuities Distributors, Inc. (PAD)

PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New
Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.

(b) Information concerning the directors and officers of PAD is set forth below:

                                 POSITIONS AND OFFICES     POSITIONS AND OFFICES
NAME                               WITH UNDERWRITER           WITH REGISTRANT

Timothy S. Cronin                Senior Vice President            NONE
One Corporate Drive
Shelton, Connecticut
06484-6208

Thomas J. Diemer                 Senior Vice President            NONE
213 Washington Street            and Director
Newark, New Jersey 07102-2917

Michael Bohm                     Treasurer                        NONE
751 Broad Street
Newark, New Jersey 07102-3714

Bruce Ferris                     Executive Vice                   NONE
One Corporate Drive              President and Director
Shelton, Connecticut
06484-6208

George M. Gannon                 President, Chief                 NONE
2101 Welsh Road                  Executive Officer,
Dresher, Pennsylvania            Director and Chief
19025-5001                       Operations Officer

Joseph D. Emanuel                Vice President,                  NONE
One Corporate Drive              Secretary and Chief
Shelton, Connecticut             Legal Officer
06484-6208

Jacob M. Herschler               Senior Vice President            NONE
One Corporate Drive              and Director
Shelton, Connecticut
06484-6208

Yolanda M. Doganay               Chief Financial Officer          NONE
213 Washington Street            and Controller
Newark, New Jersey 07102-2917

Steven P. Marenakos              Senior Vice President            NONE
One Corporate Drive              and Director
Shelton, Connecticut
06484-6208

Robert F. O'Donnell              Senior Vice President            NONE
One Corporate Drive              and Director
Shelton, Connecticut
06484-6208

Yvonne Rocco                     Senior Vice President            NONE
213 Washington Street
Newark, New Jersey 07102-2992

Timothy Seifert                  Senior Vice President            NONE
One Corporate Drive
Shelton, Connecticut
06484-6208

Steven Toss                      Chief Compliance Officer         NONE
One Corporate Drive
Shelton, Connecticut
06484-6208

(c) Commissions received by PAD during last fiscal year with respect to annuities issued through the registrant separate account.

                                         Net Underwriting
                                          Discounts and    Compensation on   Brokerage
Name of Principal Underwriter              Commissions       Redemption     Commissions  Compensation
---------------------------------------  ----------------  ---------------  -----------  ------------
Prudential Annuities Distributors, Inc*  $    790,486,771  $           -0-  $       -0-  $        -0-

----------
* PAD did not retain any of these commissions.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life Insurance Company of New Jersey hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life Insurance Company of New Jersey.

                                   SIGNATURES

Pursuant to the requirements of Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this registration statement to be signed on its behalf in the City of Newark and the State of New Jersey on this 1st day of April, 2011.

          THE PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                        REGISTRANT

                      By: Pruco Life Insurance Company of New Jersey
                                          Depositor


                          /s/ Scott D. Kaplan
                          ------------------------------------
                          Scott D. Kaplan
                          President and Chief Executive
                            Officer

                          Pruco Life Insurance Company of New Jersey
                                         Depositor


                          By: /s/ Scott D. Kaplan
                              --------------------------------
                              Scott D. Kaplan
                              President and Chief Executive
                                Officer

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                               SIGNATURE AND TITLE

                Date: April 1, 2011

                *         *By: /S/ Thomas C. Castano
                          ------------------------------------
                              Thomas C. Castano
                              Corporate Counsel

*
Scott D. Kaplan
Director

*
James J. Avery, Jr.
Director
*
Steven Weinreb
Chief Accounting Officer and
Chief Financial Officer

*
Bernard J. Jacob
Director

*
Richard Vaccaro
Director

*
Robert Falzon
Director

*
Stephen Pelletier
Director

*
Thomas Diemer
Director

                                    EXHIBITS

(4a) (a) Form of contract P-O/IND (5/11)NY

(4b) Highest Daily Lifetime Income Benefit Rider P-RID-HD (1/11)NY

(4c) Highest Daily Lifetime Income Benefit Schedule P-SCH-HD (1/11)NY

(4d) Return of Adjusted Purchase Payments Death Benefit RiderNY

(4e) Medically-Related Surrender Endorsement P-END-MRS (2/10)NY

(4f) Medically-Related Surrender Schedule P-SCH-MRS (2/10)NY

(5a) Application form for the Contract

(10) Written Consent of Independent Registered Public Accounting Firm